Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198416

PROSPECTUS

CTR Partnership, L.P.

CareTrust Capital Corp.

Offer to Exchange

$260,000,000 aggregate principal amount of 5.875% Senior Notes due 2021

(CUSIPs 126458 AA6, U1268F AA6 and 126458 AC2)

for

$260,000,000 aggregate principal amount of 5.875% Senior Notes due 2021

(CUSIP 126458 AB4)

which have been registered under the Securities Act of 1933, as amended

The exchange offer will expire at 5:00 p.m., New York City time, on October 9, 2014, unless we extend or earlier terminate the exchange offer.

We hereby offer, on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $260,000,000 aggregate outstanding principal amount of our 5.875% Senior Notes due 2021 (including the guarantees with respect thereto, the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a corresponding like aggregate principal amount of our outstanding 5.875% Senior Notes due 2021 (including the guarantees with respect thereto, the “Old Notes”).

Terms of the exchange offer for the Old Notes:

•	On the terms and subject to the conditions of the exchange offer, we will exchange New Notes for all outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of Old Notes at any time prior to the expiration of the exchange offer.

•	The terms of the New Notes are substantially identical to those of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions described in the registration rights agreement relating to the Old Notes will not apply to the New Notes.

•	The exchange of Old Notes for New Notes will not be a taxable transaction for United States federal income tax purposes, but you should see the discussion under the heading “Certain U.S. Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•	We issued the Old Notes in a transaction not requiring registration under the Securities Act, and as a result, the transfer of the Old Notes is restricted under the securities laws. We are making the exchange offer with respect to the Old Notes to satisfy your registration rights as a holder of Old Notes.

There is no established trading market for the New Notes.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

See “Risk Factors” beginning on page 19 for a discussion of risks you should consider prior to tendering your outstanding Old Notes for exchange.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2014.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

This prospectus contains summaries of the material terms of certain documents. Copies of these documents, except for certain exhibits and schedules, will be made available to you without charge upon written or oral request to us. Requests for documents or other additional information should be directed to 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691. To obtain timely delivery of documents or information, we must receive your request no later than five (5) business days before the expiration date of the exchange offer.

In this prospectus, unless otherwise stated or unless the context otherwise requires, “CareTrust,” “we,” “our,” and “us” refer to CareTrust REIT, Inc. and its consolidated subsidiaries.

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MARKET AND INDUSTRY DATA

This prospectus includes information with respect to market share and industry conditions, which are based upon internal estimates and various third-party sources. While management believes that such data is reliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying assumptions relied upon therein. Similarly, our internal research is based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Accordingly, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

FINANCIAL INFORMATION

Prior to June 1, 2014, CareTrust was a wholly owned subsidiary of The Ensign Group, Inc. (“Ensign”). On June 1, 2014, Ensign completed the Spin-Off (as defined below), in which Ensign stockholders received one share of CareTrust common stock for each share of Ensign common stock held at the close of business on May 22, 2014, the record date for the Spin-Off. The Spin-Off was effective from and after June 1, 2014, with shares of CareTrust common stock distributed by Ensign on June 2, 2014.

This prospectus includes historical financial statements and information that reflect, for all periods presented, the historical financial position, results of operations and cash flows of (i) the skilled nursing, assisted living and independent living facilities that Ensign contributed to the CareTrust immediately prior to the Spin-Off, and (ii) the operations of the three independent living facilities that CareTrust operated immediately following the Spin-Off. “Ensign Properties” is the predecessor of CareTrust, and its historical financial statements have been prepared on a “carve-out” basis from Ensign’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to such skilled nursing, assisted living and independent living facilities, and include allocations of income, expenses, assets and liabilities from Ensign. These allocations reflect significant assumptions. Although CareTrust’s management believes such assumptions are reasonable, the historical financial statements do not fully reflect what CareTrust’s financial position, results of operations and cash flows would have been had it been a stand-alone company during the periods presented. In addition, although we include in this prospectus pro forma financial information giving effect to the Transactions (as defined below) as described under “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements,” this information is presented for illustrative purposes and is based on assumptions, some of which may not materialize, and actual results reported in periods following the Spin-Off may differ significantly from those reflected in the pro forma financial information for a number of reasons. Accordingly, the historical financial information and our pro forma financial information included in this prospectus should not be relied upon as being indicative of future results.

In addition, because the New Notes will be guaranteed by CareTrust, we present in this prospectus pro forma financial information of CareTrust and its consolidated subsidiaries, which include CTR Partnership, L.P. and CareTrust Capital Corp. (together, the “Issuers”) as well as other subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements regarding: future financing plans, business strategies, growth prospects and operating and financial performance; expectations regarding the making of distributions and the payment of dividends; and compliance with and changes in governmental regulations.

ii

Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “believe(s),” “may,” “will,” “would,” “could,” “should,” “seek(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to:

•	the ability to achieve some or all the benefits that we expect to achieve from the completed Spin-Off and our ability to successfully conduct our business following the Transactions (as defined below);

•	the ability and willingness of Ensign to meet and/or perform its obligations under the contractual arrangements that it entered into with us in connection with the Spin-Off, including the Master Leases (as defined below), and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

•	the ability of Ensign to comply with laws, rules and regulations in the operation of the properties we lease to it;

•	the ability and willingness of our tenants, including Ensign, to renew their leases with us upon their expiration, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing tenant, and obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;

•	the availability of and the ability to identify suitable acquisition opportunities and the ability to acquire and lease the respective properties on favorable terms;

•	the ability to generate sufficient cash flows to service our outstanding indebtedness;

•	access to debt and equity capital markets;

•	fluctuating interest rates;

•	the ability to retain our key management personnel;

•	the ability to qualify or maintain our status as a real estate investment trust (“REIT”);

•	changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs;

•	other risks inherent in the real estate business, including potential liability relating to environmental matters and illiquidity of real estate investments; and

•	additional factors included in this prospectus, including in sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date of this prospectus. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. For a more complete understanding of our business and the Transactions, you should read this summary together with the more detailed information and financial statements, including the pro forma financial information, appearing elsewhere in this prospectus. You should carefully consider the information contained in this entire prospectus, including the information set forth in the section entitled “Risk Factors.” In this prospectus, unless otherwise stated or unless the context otherwise requires, “CareTrust,” “we,” “our,” and “us” refer to CareTrust REIT, Inc. and its consolidated subsidiaries (including the Issuers). With respect to REIT matters, “we,” “our” and “us” refer only to CareTrust REIT Inc. and not to its consolidated subsidiaries. With respect to the discussion of the terms of the Notes on the cover page, in the sections entitled “Prospectus Summary — The Exchange Offer,” “Prospectus Summary — Summary Description of the New Notes” and “Description of the New Notes,” “we,” “our” and “us” refer only to the Issuers. References to the “Issuers” are to CTR Partnership, L.P. (the “Operating Partnership”) and CareTrust Capital Corp. (“Capital Corp.”). References to “pro forma” or “on a pro forma basis” refer to giving pro forma effect to the Transactions as described in the section entitled “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements.” Except with respect to discussions of income tax consequences and unless the context otherwise requires, references to the “Notes” include the New Notes and the Old Notes.

CareTrust Overview

CareTrust is a separate and independent publicly traded, self-administered, self-managed company primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. CareTrust holds substantially all of the real property that was owned by Ensign. As of June 30, 2014, CareTrust’s portfolio consisted of 97 skilled nursing facilities (“SNFs”), assisted living facilities (“ALFs”) and independent living facilities (“ILFs”) (collectively, the “CareTrust Properties”). All of these properties are leased to Ensign on a triple-net basis under multiple long-term leases, except for three ILFs that CareTrust operates. As of June 30, 2014, the 94 facilities leased to Ensign had a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. As of June 30, 2014, the three ILFs operated by CareTrust had a total of 264 units and are located in Texas and Utah.

All of our properties (except for the three ILFs) are leased to subsidiaries of Ensign pursuant to multiple long-term, triple-net leases, each with its own pool of properties, that have varying maturities and diversity in property geography (each, a “Master Lease” and, collectively, the “Master Leases”). The Master Leases provide for initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term, and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease. The rent is a fixed component that was initially set near the time of the Spin-Off. The annual revenues from the Master Leases will be $56.0 million during each of the first two years of the Master Leases, which results in a lease coverage ratio of approximately 1.85 based on the aggregate adjusted net operating income (“ANOI”) from the leased properties for the twelve months ended March 31, 2014 (calculated assuming that all of the leased properties were owned for the full 12-month period). We define ANOI as earnings before interest, taxes, depreciation, amortization, and rent. A management fee equal to five percent of gross revenues is included as a reduction to ANOI. Commencing in the third year under the Master Leases, the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent.

We generate revenues primarily by leasing healthcare-related properties to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional healthcare-related properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes. While growing our portfolio, maintaining balance sheet strength and liquidity will be a priority.

Portfolio Summary

We have a geographically diverse portfolio of properties, consisting of the following types:

•	Skilled Nursing Facilities. SNFs are licensed healthcare facilities that provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. Charges for these services are generally paid from a combination of government reimbursement and private sources. As of June 30, 2014, our portfolio included 82 SNFs, ten of which include assisted or independent living operations. All of these SNFs are operated by Ensign under the Master Leases.

•	Assisted Living Facilities. ALFs are licensed healthcare facilities that provide personal care services, support and housing for those who need help with activities of daily living, such as bathing, eating and dressing, yet require limited medical care. The programs and services may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Certain ALFs may offer higher levels of personal assistance for residents requiring memory care as a result of Alzheimer’s disease or other forms of dementia. Levels of personal assistance are based in part on local regulations. As of June 30, 2014, our portfolio included 11 ALFs, some of which also contain independent living units. All of these ALFs are operated by Ensign under the Master Leases.

•	Independent Living Facilities. ILFs, also known as retirement communities or senior apartments, are not healthcare facilities. The facilities typically consist of entirely self-contained apartments, complete with their own kitchens, baths and individual living spaces, as well as parking for tenant vehicles. They are most often rented unfurnished, and generally can be personalized by the tenants, typically an individual or a couple over the age of 55. These facilities offer various services and amenities such as laundry, housekeeping, dining options/meal plans, exercise and wellness programs, transportation, social, cultural and recreational activities, on-site security and emergency response programs. As of June 30, 2014, our portfolio of four ILFs includes one that is operated by Ensign and three that are operated by us.

Our portfolio of SNFs, ALFs and ILFs is broadly diversified by geographic location throughout the western United States, with concentrations in Texas and California. Our properties are grouped into four categories: (1) SNFs — these are properties that are comprised exclusively of SNFs; (2) Skilled Nursing Campuses — these are properties that include a combination of SNFs and ALFs or ILFs or both; (3) ALFs and ILFs — these are properties that include ALFs or ILFs, or a combination of the two; and (4) ILFs operated by CareTrust — these are ILFs operated by CareTrust, unlike the other properties, which are leased to a third-party operator, currently Ensign.

Occupancy information in the following tables is based on information provided by Ensign without independent verification by us. Revenue and rental income information in the following tables for the years ended December 31, 2011, 2012 and 2013 is based on the historical financial statements of Ensign Properties. Revenue and rental income information in the following tables for the six months ended June 30, 2014 is based on the historical financial statements of CareTrust.

Properties by Type:

The following table displays the geographic distribution of our facilities by property type and the related number of operational bed and units available for occupancy by asset class, as of June 30, 2014. The number of beds or units that are operational may be less than the official licensed capacity.

	Total(1)		SNFs		Skilled Nursing Campuses				ALFs and ILFs(1)
State	Properties	Beds	Facilities	Beds	Campuses	SNF Beds	ALF Beds	ILF Units	Facilities	Units
CA	18	1,991	14	1,465	2	158	121	24	2	223
TX	27	3,241	22	2,699	1	123	77	20	4	322
AZ	10	1,327	7	799	1	162	100	—	2	266
UT	12	1,305	9	907	1	235	37	—	2	126
CO	5	463	3	210	—	—	—	—	2	253
ID	6	477	5	408	1	45	24	—	—	—
WA	6	555	5	453	—	—	—	—	1	102
NV	3	304	1	92	—	—	—	—	2	212
NE	5	366	3	220	2	105	41	—	—	—
IA	5	356	3	185	2	109	62	—	—	—

Total	97	10,385	72	7,438	10	937	462	44	15	1,504

(1)	ALFs and ILFs include ALFs or ILFs, or a combination of the two, operated by Ensign and three ILFs operated by CareTrust.

Occupancy by Property Type:

The following table displays occupancy by property type for each of the years ended December 31, 2013, 2012 and 2011 and for the three months ended March 31, 2014. Percentage occupancy in the below table is computed by dividing the average daily number of beds occupied by the total number of beds available for use during the periods indicated (beds of acquired facilities are included in the computation following the date of acquisition only).

	Three Months Ended March 31,	Year Ended December 31,
Property Type	2014	2013	2012	2011
Facilities Leased to Ensign:
SNFs	75%	75%	78%	78%
Skilled Nursing Campuses	79%	77%	77%	78%
ALFs and ILFs	84%	83%	78%	82%
Facilities Operated by CareTrust:
ILFs	72%	73%	77%	83%

Property Type — Rental Income:

The following tables display the annual rental income, total beds/units and the average monthly rental income per bed/unit for each property type for the year ended December 31, 2013 and for the six months ended June 30, 2014.

	For the Six Months Ended June 30, 2014
Property Type	Rental Income (in thousands)(1)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(2)
SNFs	$17,495	75%	7,438	$392
Skilled Nursing Campuses	3,373	15%	1,443	390
ALFs and ILFs	2,360	10%	1,240	317

Total	$23,228	100%	10,121	382

	For the Year Ended December 31, 2013
Property Type	Rental Income (in thousands)(1)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(2)
SNFs	$31,005	75%	7,438	$357
Skilled Nursing Campuses	6,192	15%	1,443	358
ALFs and ILFs	4,045	10%	1,240	304

Total	$41,242	100%	10,121	351

(1)	Does not reflect the full amount of rental income from subsidiaries of Ensign that is payable pursuant to the Master Leases.
(2)	Average monthly rental income per bed/unit is equivalent to average effective rent per bed/unit.

Geographic Concentration — Rental Income:

The following table displays the geographic distribution of annual rental income for the year ended December 31, 2013 and for the six months ended June 30, 2014.

	For the Six Months Ended June 30, 2014		For the Year Ended December 31, 2013
State	Rental Income (in thousands)(1)	Percent of Total	Rental Income (in thousands)(1)	Percent of Total
CA	$5,260	23%	$9,022	22%
TX	6,070	26%	11,108	26%
AZ	3,194	14%	5,262	13%
UT	3,135	13%	5,942	14%
CO	833	4%	1,512	4%
ID	1,037	4%	1,837	4%
WA	1,336	6%	1,903	5%
NV	741	3%	1,540	4%
NE	796	3%	1,492	4%
IA	826	4%	1,624	4%

Total	$23,228	100%	$41,242	100%

(1)	Does not reflect the full amount of rental income from subsidiaries of Ensign that is payable pursuant to the Master Leases.

ILFs Operated by CareTrust:

The following table displays the geographic distribution of ILFs operated by CareTrust and the related number of operational units available for occupancy as of June 30, 2014. The following table also displays the average monthly revenue per occupied unit for the year ended December 31, 2013 and for the six months ended June 30, 2014.

			For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
State	Facilities	Units	Average Monthly Revenue Per Occupied Unit(1)	Average Monthly Revenue Per Occupied Unit(1)
TX	2	207	$1,177	$1,187
UT	1	57	1,208	1,204

Total	3	264	1,183	1,192

(1)	Average monthly revenue per occupied unit is equivalent to average effective rent per unit, as the operator does not offer tenants free rent or other concessions.

We view our ownership and operation of the three ILFs as complementary to our real estate business. Our goal is to provide enhanced focus on their operations to improve their financial and operating performance. The three ILFs that we own and operate are:

•	Lakeland Hills Independent Living, located in Dallas, Texas with 168 units as of June 30, 2014;

•	The Cottages at Golden Acres, located in Dallas, Texas with 39 units as of June 30, 2014; and

•	The Apartments at St. Joseph Villa, located in Salt Lake City, Utah with 57 units as of June 30, 2014.

Our Industry

We operate as a REIT that invests in income-producing healthcare-related properties. We expect to grow our portfolio by pursuing opportunities to acquire additional properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets and in different asset classes. Our portfolio primarily consists of SNFs, ALFs and ILFs.

The skilled nursing industry has evolved to meet the growing demand for post-acute and custodial healthcare services generated by an aging population, increasing life expectancies and the trend toward shifting of patient care to lower cost settings. The skilled nursing industry has evolved in recent years, which we believe has led to a number of favorable improvements in the industry, as described below:

•	Shift of Patient Care to Lower Cost Alternatives. The growth of the senior population in the United States continues to increase healthcare costs. In response, federal and state governments have adopted cost-containment measures that encourage the treatment of patients in more cost-effective settings such as SNFs, for which the staffing requirements and associated costs are often significantly lower than acute care hospitals, inpatient rehabilitation facilities and other post-acute care settings. As a result, SNFs are generally serving a larger population of higher-acuity patients than in the past.

•	Significant Acquisition and Consolidation Opportunities. The skilled nursing industry is large and highly fragmented, characterized predominantly by numerous local and regional providers. We believe this fragmentation provides significant acquisition and consolidation opportunities for us.

•	Widening Supply and Demand Imbalance. The number of SNFs has declined modestly over the past several years. According to the American Health Care Association, the nursing home industry was comprised of approximately 15,700 facilities as of December 2013, as compared with over 16,700 facilities as of December 2000. We expect that the supply and demand balance in the skilled nursing industry will continue to improve due to the shift of patient care to lower cost settings, an aging population and increasing life expectancies.

•	Increased Demand Driven by Aging Populations and Increased Life Expectancy. As life expectancy continues to increase in the United States and seniors account for a higher percentage of the total U.S. population, we believe the overall demand for skilled nursing services will increase. At present, the primary market demographic for skilled nursing services is individuals age 75 and older. According to the 2010 U.S. Census, there were over 40 million people in the United States in 2010 that were over 65 years old. The 2010 U.S. Census estimates this group is one of the fastest growing segments of the United States population and is expected to more than double between 2000 and 2030. According to the Centers for Medicare & Medicaid Services, nursing home expenditures are projected to grow from approximately $151 billion in 2012 to approximately $264 billion in 2022, representing a compounded annual growth rate of 5.7%. We believe that these trends will support an increasing demand for skilled nursing services, which in turn will likely support an increasing demand for our properties.

Competitive Strengths

We believe that our ability to acquire, integrate and improve the facilities we will own will be a direct result of the following key competitive strengths:

Geographically Diverse Property Portfolio. Our properties are located in ten different states, with concentrations in Texas and California. The properties in any one state do not account for more than 31% of our total operational beds and units as of June 30, 2014. We believe this geographic diversification will limit the effect of changes in any one market on our overall performance.

Long-term, Triple-Net Lease Structure. All of our properties (except for three ILFs) are leased to subsidiaries of Ensign under the Master Leases, pursuant to which Ensign is responsible for all facility maintenance and repair, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. The Master Leases consist of eight leases, each with its own pool of properties, with initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease.

Financially Secure Tenant. Ensign is currently CareTrust’s only tenant. Ensign is an established provider of healthcare services with strong financial performance. Ensign is a publicly traded company that is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including being required to file periodic reports on Form 10-K and Form 10-Q with the SEC. Ensign’s SEC filings, which include SEC filed financial information, are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Ability to Identify Talented Operators. As a result of our management team’s operating experience and network of relationships and insight, we anticipate that we will be able to identify and pursue working relationships with qualified local, regional and national healthcare providers and seniors housing operators. We expect to continue our disciplined focus on pursuing investment opportunities, primarily with respect to stabilized assets but also some strategic investments in improving properties, while seeking dedicated and engaged operators who possess local market knowledge, have solid operating records and emphasize quality services and outcomes. We intend to support these operators by providing strategic capital for facility acquisition, upkeep and modernization. Our management team’s experience gives us a key competitive advantage in objectively evaluating an operator’s financial position, care and service programs, operating efficiencies and likely business prospects.

Experienced Management Team. Gregory K. Stapley, our President and Chief Executive Officer, has extensive experience in the real estate and healthcare industries. Mr. Stapley has more than 27 years of experience in the acquisition, development and disposition of real estate, including healthcare facilities and office, retail and industrial properties, including 14 years at Ensign. Our Chief Financial Officer, Mr. William M. Wagner, has more than 22 years of accounting and finance experience, primarily in real estate, including 11 years of experience working extensively for REITs. Most notably, he worked for both Nationwide Health Properties, Inc., a healthcare REIT, and Sunstone Hotel Investors, Inc., a lodging REIT, serving as Senior Vice President and Chief Accounting Officer of each company. David M. Sedgwick, our Vice President of Operations, is a licensed nursing home administrator with more than 12 years of experience in skilled nursing operations, including turnaround operations, and trained over 100 Ensign nursing home administrators while he was Ensign’s Chief Human Capital Officer. Our executives have years of public company experience, including experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

Flexible UPREIT Structure. We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held through the Operating Partnership. Conducting business through the Operating Partnership allows us flexibility in the manner in which we structure the acquisition of properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure allows us to acquire assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Business Strategies

We intend to pursue a business strategy focused on opportunistic acquisitions and property diversification. We also intend to further develop our relationships with tenants and healthcare providers with a goal to progressively expand the mixture of tenants managing and operating our properties.

The key components of our business strategies include:

Diversify Asset Portfolio. We expect to diversify through the acquisition of new and existing facilities from third parties and the expansion and upgrade of current facilities. We will employ what we believe to be a disciplined, opportunistic acquisition strategy with a focus on the acquisition of SNFs, ALFs and ILFs, as well as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities. As we acquire additional properties, we expect to further diversify by geography, asset class and tenant within the healthcare and healthcare-related sectors.

Maintain Balance Sheet Strength and Liquidity. We plan to maintain a capital structure that provides the resources and flexibility to support the growth of our business. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured debt which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our property portfolio.

Develop New Tenant Relationships. We plan to cultivate new relationships with tenants and healthcare providers in order to expand the mix of tenants operating our properties and, in doing so, to reduce our dependence on Ensign. We expect that this objective will be achieved over time as part of our overall strategy to acquire new properties and further diversify our overall portfolio of healthcare properties.

Provide Capital to Underserved Operators. We believe that there is a significant opportunity to be a capital source to healthcare operators through the acquisition and leasing of healthcare properties that are consistent with our investment and financing strategy at appropriate risk-adjusted rates of returns, but that, due to size and other considerations, are not a focus for larger healthcare REITs. We intend to pursue acquisitions and strategic opportunities that meet our investing and financing strategy and that are attractively priced, including funding development of properties through construction loans and thereafter entering into sale and leaseback arrangements with such developers as well as other secured term financing, mezzanine lending and preferred equity. We will utilize our management team’s operating experience, network of relationships and industry insight to identify both large and small quality operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual healthcare properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases.

Fund Strategic Capital Improvements. We intend to support operators by providing capital to them for a variety of purposes, including capital expenditures and facility modernization. We expect to structure these investments as either lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

Pursue Strategic Development Opportunities. We intend to work with operators and developers to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns. We may provide funding to the developer of a property in conjunction with entering into a sale and leaseback transaction or an option to enter into a sale leaseback transaction for the property.

The Transactions

On June 1, 2014, Ensign completed the separation of its healthcare business and its real estate business into two separate and independent publicly traded companies through the distribution of all of the outstanding shares of common stock of CareTrust to Ensign stockholders on a pro rata basis (the “Spin-Off”). Ensign stockholders received one share of CareTrust common stock for each share of Ensign common stock held at the close of business on May 22, 2014, the record date for the Spin-Off. The Spin-Off was effective from and after June 1, 2014, with all of the outstanding shares of our common stock distributed to Ensign stockholders on a pro rata basis on June 2, 2014. To govern our relationship with Ensign after the Spin-Off, we entered into, among others: (1) a separation and distribution agreement setting forth the mechanics of the Spin-Off, certain organizational matters and other ongoing obligations of Ensign and CareTrust (the “Separation and Distribution Agreement”), (2) the Master Leases, (3) an agreement pursuant to which Ensign and CareTrust agreed to make certain business opportunities available to each other during the one-year period following the Spin-Off (the “Opportunities Agreement”), (4) an agreement relating to tax matters (the “Tax Matters Agreement”), (5) an agreement pursuant to which Ensign provides certain administrative and support services to CareTrust on a transitional basis (the “Transition Services Agreement”) and (6) an agreement relating to employee matters (the “Employee Matters Agreement”). For more information, see “Our Relationship with Ensign Following the Spin-Off.”

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. In order to comply with certain REIT qualification requirements, CareTrust will declare and distribute a special dividend to its stockholders equal to the amount of accumulated earnings and profits, or “E&P,” allocated to CareTrust in the Spin-Off. We refer to this special dividend as the “Purging Distribution” because it is intended to purge the company of earnings and profits attributable to the period prior to CareTrust’s first taxable year as a REIT. As a result, we expect to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s earnings and profits immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s earnings and profits allocated to us will depend on the final determination of Ensign’s earnings and profits and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The

Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s earnings and profits allocated to us. The portion that will be paid in cash will be determined by us at the time the dividend is declared but will be at least 20% and not more than 25% of the total amount paid to all stockholders.

In connection with and prior to the Spin-Off, we entered into several financing transactions. The financing transactions include, among other things, (1) the issuance by the Issuers of the Old Notes, (2) the Operating Partnership’s entry into an asset-based revolving credit facility in an aggregate principal amount of up to $150.0 million (the “Credit Facility”) and (3) the incurrence of approximately $50.7 million of additional secured mortgage indebtedness on ten of our properties (together, the “Financing Transactions”). We used a portion of the net proceeds from the offering of the Old Notes to make a transfer to Ensign in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends. See “Description of Our Other Indebtedness.”

The Spin-Off, the Purging Distribution and the Financing Transactions (including the transfer of a portion of the net proceeds of the offering of the Old Notes to Ensign as described above) are collectively referred to herein as the “Transactions.” For additional details of the Transactions, see “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements.”

Corporate Structure

The chart below illustrates, in simplified form, our organizational structure:

(1)	The Notes and the Credit Facility are guaranteed by CareTrust, CareTrust GP, LLC and the existing and, subject to certain exceptions, future subsidiaries of the Issuers (other than the subsidiaries that hold properties subject to mortgages whose terms prohibit such subsidiaries from entering into guarantees of other indebtedness). Our consolidated net revenues on an annualized basis attributable to the Guarantors would have been $47.6 million based upon the consolidated net revenues of CareTrust for the month of June 2014 (the first full month of operations after the Spin-Off).
(2)	Certain of our subsidiaries do not guarantee the Notes because they hold their properties subject to mortgages or other indebtedness, the terms of which prohibit such subsidiaries from entering into guarantees of other indebtedness, including the Notes. The assets held by our subsidiaries that do not guarantee the Notes accounted for 10.8% of our total real estate investments, net of accumulated depreciation as of June 30, 2014, and secured aggregate mortgage indebtedness to third parties of approximately $99.0 million, which consists of indebtedness under the GECC Loan (as defined below). See “Description of Our Other Indebtedness.”

Our Corporate Information

CTR Partnership, L.P. was formed as a Delaware limited partnership, and CareTrust Capital Corp. was incorporated as a Delaware corporation. Our principal executive offices are located at 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691, and our telephone number is (949) 540-2000. We maintain a website at www.caretrustreit.com. The information contained on or that can be accessed through our website is not incorporated by reference in, and is not part of, this prospectus, and you should not rely on any such information in connection with your decision to exchange Old Notes for New Notes.

The Exchange Offer

Old Notes	5.875% Senior Notes due 2021, which we issued on May 30, 2014. $260,000,000 aggregate principal amount of the Old Notes were issued under the indenture, dated as of May 30, 2014 (the “indenture”).

New Notes	5.875% Senior Notes due 2021, the issuance of which has been registered under the Securities Act. The form and the terms of the New Notes are substantially identical to those of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes described in the registration rights agreement do not apply to the New Notes.

Exchange Offer for Notes	We are offering to issue up to $260,000,000 aggregate principal amount of New Notes in exchange for a like principal amount of Old Notes to satisfy our obligations under the registration rights agreement that we entered into when the Old Notes were issued in a transaction consummated in reliance upon exemptions from registration provided by Rule 144A and Regulation S under the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on October 9, 2014, unless we extend or earlier terminate the exchange offer. By tendering your Old Notes, you represent to us that:

•	you are neither our “affiliate,” as defined in Rule 405 under the Securities Act, nor a broker-dealer tendering Notes acquired directly from us for your own account;

•	any New Notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•	at the time of the commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving New Notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act;

•

if you are a broker-dealer, you will receive the New Notes for your own account in exchange for Old Notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes you receive; for further information regarding resales of the New Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution”; and

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution, as defined in the Securities Act, of the New Notes.

Withdrawal; Non-Acceptance	You may withdraw any Old Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on October 9, 2014, unless we extend or earlier terminate the exchange offer. If we decide for any reason not to accept any Old Notes tendered for exchange, the Old Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company (“DTC”), any withdrawn or unaccepted Old Notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Old Notes, see “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	We are not required to accept for exchange or to issue New Notes in exchange for any Old Notes, and we may terminate or amend the exchange offer, if any of the following events occur prior to the expiration of the exchange offer:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we do not receive all the governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

We may waive any of the above conditions in our reasonable discretion. See the discussion below under the caption “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedure described below under the caption “The Exchange Offer — Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

•	tender your Old Notes by sending (i) the certificates for your Old Notes (in proper form for transfer), (ii) a properly completed and duly executed letter of transmittal and (iii) all other documents required by the letter of transmittal to Wells Fargo Bank, National Association, as exchange agent, at one of the addresses listed below under the caption “The Exchange Offer — Exchange Agent”; or

•	tender your Old Notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, or an agent’s message instead of the letter of transmittal, to the exchange agent. For a book-entry transfer to constitute a valid tender of your Old Notes in the exchange offer, Wells Fargo Bank, National Association, as exchange agent, must receive a confirmation of book-entry transfer of your Old Notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the caption “The Exchange Offer — Book-Entry Transfers.” As used in this prospectus, the term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

Guaranteed Delivery Procedures	If you are a registered holder of Old Notes and wish to tender your Old Notes in the exchange offer, but:

•	the Old Notes are not immediately available;

•	time will not permit your Old Notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

•	the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;

then you may tender Old Notes by following the procedures described below under the caption “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should promptly contact the person in whose name the Old Notes are registered and instruct that person to tender them on your behalf. If you wish to tender such Old Notes in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your Old Notes, you must either make appropriate arrangements to register ownership of the Old Notes in your name, or obtain a properly completed bond power from the person in whose name the Old Notes are registered.

Certain U.S. Federal Income Tax Considerations	The exchange of Old Notes for New Notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption “Certain U.S. Federal Income Tax Considerations” for more information regarding the United States federal income tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption, “The Exchange Offer — Exchange Agent.”

Resales	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the New Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the New Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the New Notes; and

•	you are neither an affiliate of ours nor a broker-dealer tendering Notes acquired directly from us for your own account.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in, the distribution of New Notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be entitled to tender your Old Notes in the exchange offer; and

•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale or other transfer of the New Notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the New Notes.

Furthermore, any broker-dealer that acquired any of its Old Notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC no-action letter (publicly available June 5, 1991) and Shearman & Sterling, SEC no-action letter (publicly available July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers	Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes which were received by the broker-dealer as a result of market-making or other trading activities. See “Plan of Distribution” for more information.

Registration Rights Agreement for the Old Notes	When we issued the Old Notes on May 30, 2014, we entered into a registration rights agreement with representatives of the initial purchasers of the Old Notes. Under the terms of the registration rights agreement, we agreed to:

•	file the exchange offer registration statement with the SEC on or prior to August 28, 2014;

•	use commercially reasonable efforts to cause the exchange offer registration statement to be declared effective no later than December 26, 2014;

•	commence the exchange offer and use commercially reasonable efforts to issue on or prior to January 25, 2015, New Notes in exchange for all Old Notes validly tendered (and not withdrawn) prior thereto in the exchange offer;

•	file a shelf registration statement for the resale of the Old Notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances; and

•	if we fail to meet our registration obligations under the registration rights agreement, we will pay additional interest at a rate of 0.25% per annum for the first 90-day period immediately following the occurrence of such default, to be increased by an additional 0.25% per annum with respect to each subsequent 90-day period until all such defaults have been cured, up to a maximum additional interest rate of 0.5% per annum.

Consequences of Not Exchanging Old Notes

If you do not exchange your Old Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on the certificate for your Old Notes. In general, you may offer or sell your Old Notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not intend to register the Old Notes under the Securities Act, and holders of Old Notes that do not exchange Old Notes for New Notes in the exchange offer will no longer have registration rights with respect to the Old Notes except in the limited circumstances provided in the registration rights agreement. Under some circumstances, as described in the registration rights agreement, holders of the Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell New Notes received in the exchange offer, may require us to use our reasonable best efforts to file, and to cause to become effective, a shelf registration statement covering resales of the Old Notes by such holders. For more information regarding the consequences of not tendering your Old Notes, see “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”

Summary Description of the New Notes

The terms of the New Notes and those of the Old Notes are substantially identical, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes described in the registration rights agreement do not apply to the New Notes. For a more complete description of the terms of the New Notes, see the “Description of the New Notes” section in this prospectus. In this section, “we,” “our,” and “us” refer only to the Issuers.

Issuers	CTR Partnership, L.P. and CareTrust Capital Corp.

Securities Offered	$260,000,000 principal amount of 5.875% Senior Notes due 2021.

Maturity	June 1, 2021.

Interest Rate	Interest will accrue at a rate of 5.875% per annum.

Interest Payment Dates	Each June 1 and December 1, beginning on December 1, 2014.

Ranking	The New Notes and the guarantees thereof will be our and the guarantors’ senior unsecured obligations and will rank:

•	senior to all existing and future indebtedness that by its terms is expressly subordinated to the New Notes;

•	equally in right of payment with all existing and future senior unsecured indebtedness;

•	effectively subordinated to all existing and future secured indebtedness to the extent of the value of the collateral securing such debt, including the Credit Facility and our secured mortgage indebtedness to third parties; and

•	structurally subordinate to all of the existing and future liabilities of our subsidiaries that do not guarantee the New Notes.

Guarantees	The New Notes will be guaranteed by CareTrust, CareTrust GP, LLC and the existing and, subject to certain exceptions, future subsidiaries of the Issuers (other than the subsidiaries that hold properties subject to mortgages whose terms prohibit such subsidiaries from entering into guarantees of other indebtedness). In each instance, the New Notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by the applicable guarantors, except that the subsidiary guarantees are subject to customary automatic release provisions. If we do not make payments required by the New Notes, the guarantors must make them.

Optional Redemption

We may redeem some or all of the New Notes at any time prior to June 1, 2017 at a price equal to 100% of the principal amount of the New Notes redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make-whole” premium. The “make-whole” premium will be based on a discount rate equal to the yield on a comparable United States Treasury security plus 50 basis points. We may also redeem some or all of the New Notes at any time on or after June 1, 2017, at the redemption prices specified under the section “Description of the New Notes — Optional Redemption” plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Optional Redemption After Equity Offering	At any time prior to June 1, 2017, we may also redeem up to 35% of the aggregate principal amount of the New Notes with the net proceeds of certain equity offerings at a redemption price equal to 105.875% of the aggregate principal amount of the New Notes to be redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date. See “Description of the New Notes — Optional Redemption.”

Change of Control Offer	If a change of control of CareTrust occurs, holders of the New Notes will have the right to require us to repurchase their New Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Restrictive Covenants	The indenture governing the New Notes contains covenants that, among other things, limit CareTrust’s ability and the ability of CareTrust’s restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	incur or guarantee secured indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make certain investments or other restricted payments;

•	sell assets;

•	enter into transactions with affiliates;

•	merge or consolidate or sell all or substantially all of our assets; and

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us.

In addition, we are required to maintain at all times Total Unencumbered Assets (as defined in “Description of the New Notes”) of at least 150% of our unsecured indebtedness. These covenants are subject to a number of important limitations and exceptions. See “Description of the New Notes — Covenants.”

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a description of certain of the risks involved in investing in the Notes and tendering your Old Notes in the exchange offer.

For additional information regarding the Notes, see the “Description of the New Notes” section of this prospectus.

RISK FACTORS

You should carefully consider the risks and all the other information contained in this prospectus before making a decision as to whether to exchange your Old Notes in the exchange offer. Additional risks that are not currently known to us or that we currently consider immaterial may also adversely impact our business. If any of the events described below occur, our business, financial condition, operating results and prospects could be materially adversely affected. You could lose all or part of your investment in the Notes.

Risks Related to Our Business

We are dependent on Ensign to make payments to us under the Master Leases, and an event that materially and adversely affects Ensign’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

Ensign is the lessee of substantially all of our properties pursuant to the Master Leases and, therefore, is the source of substantially all of our revenues. Additionally, because each Master Lease is a triple-net lease, we depend on Ensign to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these leased properties and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business. There can be no assurance that Ensign will have sufficient assets, income and access to financing to enable it to satisfy its payment obligations under the Master Leases. The inability or unwillingness of Ensign to meet its rent obligations under the Master Leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of Ensign to satisfy its other obligations under the Master Leases, such as the payment of insurance, taxes and utilities, could materially and adversely affect the condition of the leased properties as well as the business, financial position and results of operations of Ensign. For these reasons, if Ensign were to experience a material and adverse effect on its business, financial position or results of operations, our business, financial position or results of operations could also be materially and adversely affected.

Ensign and other healthcare operators to which we lease properties in the future are dependent on the healthcare industry and may be susceptible to the risks associated with healthcare reform, which could materially and adversely affect Ensign’s and our other tenants’ business, financial position or results of operations. In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”) were signed into law. Together, these two measures make the most sweeping and fundamental changes to the U.S. health care system since the creation of Medicare and Medicaid. These new laws include a large number of health-related provisions, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. Because substantially all of our properties are used as healthcare properties, we are impacted by the risks associated with the healthcare industry, including healthcare reform. While the expansion of healthcare coverage may result in some additional demand for services provided by Ensign and its subsidiaries, reimbursement may be lower than the cost required to provide such services, which could materially and adversely affect the ability of Ensign to generate profits and pay rent under the Master Leases.

Due to our dependence on rental payments from Ensign as our primary source of revenues, we may be limited in our ability to enforce our rights under, or to terminate, the Master Leases. Failure by Ensign to comply with the terms of the Master Leases or to comply with the healthcare regulations to which the leased properties are subject could require us to find another lessee for such leased property and there could be a decrease or cessation of rental payments by Ensign. In such event, we may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing our rental revenues.

Tenants that fail to comply with the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid, may cease to operate or be unable to meet their financial and other contractual obligations to us.

Ensign and other healthcare operators to which we lease properties in the future are subject to complex federal, state and local laws and regulations relating to governmental healthcare reimbursement programs. See “Business — Government Regulation, Licensing and Enforcement Overview.” For the year ended December 31, 2013 and the six months ended June 30, 2014, Ensign received 72.2% and 70.7% of its revenue, respectively, from government payors, primarily Medicare and Medicaid. As a result, Ensign is, and future tenants may be, subject to the following risks, among others:

•	statutory and regulatory changes;

•	retroactive rate adjustments;

•	recovery of program overpayments or set-offs;

•	administrative rulings;

•	policy interpretations;

•	payment or other delays by fiscal intermediaries or carriers;

•	government funding restrictions (at a program level or with respect to specific facilities); and

•	interruption or delays in payments due to any ongoing governmental investigations and audits.

Healthcare reimbursement will likely continue to be of significant importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or the effect that any future legislative reforms may have on our tenants’ costs of doing business and on the amount of reimbursement by government and other third-party payors. The failure of Ensign or any of our other tenants to comply with these laws, requirements and regulations could materially and adversely affect their ability to meet their financial and contractual obligations to us.

Tenants that fail to comply with federal, state and local licensure, certification and inspection laws and regulations may cease to operate our healthcare facilities or be unable to meet their financial and other contractual obligations to us.

Ensign and other healthcare operators to which we lease properties in the future are subject to extensive federal, state, local and industry-related licensure, certification and inspection laws, regulations and standards. Our tenants’ failure to comply with any of these laws, regulations or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state healthcare programs, loss of license or closure of the facility. For example, operations at our properties may require a license, registration, certificate of need, provider agreement or certification. Failure of any tenant to obtain, or the loss of, any required license, registration, certificate of need, provider agreement or certification would prevent a facility from operating in the manner intended by such tenant. Additionally, failure of our tenants to generally comply with applicable laws and regulations could adversely affect facilities owned by us, and therefore could materially and adversely affect us. See “Business — Government Regulation, Licensing and Enforcement Overview — Healthcare Licensure and Certificate of Need.”

Our tenants depend on reimbursement from government and other third-party payors; reimbursement rates from such payors may be reduced, which could cause our tenants’ revenues to decline and could affect their ability to meet their obligations to us.

The federal government and a number of states are currently managing budget deficits, which may put pressure on Congress and the states to decrease reimbursement rates for Ensign and other healthcare operators to which we lease properties in the future, with the goal of decreasing state expenditures under Medicaid programs. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in Medicaid due to unemployment and declines in family incomes. These potential reductions could be compounded by the potential for federal cost-cutting efforts that could lead to reductions in reimbursement to our tenants under both the Medicaid and Medicare programs. Potential reductions in Medicaid and Medicare reimbursement to our tenants could reduce the cash flow of our tenants and their ability to meet their obligations to us.

The bankruptcy, insolvency or financial deterioration of our tenants could delay or prevent our ability to collect unpaid rents or require us to find new tenants.

We receive substantially all of our income as rent payments under leases of our properties. We have no control over the success or failure of the businesses of Ensign and other healthcare operators to which we may lease properties in the future and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. As a result, our tenants may fail to make rent payments when due or declare bankruptcy. Any tenant failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders (which could adversely affect our ability to raise capital or service the Notes). This risk is magnified in situations where we lease multiple properties to a single tenant, as a multiple property tenant failure could reduce or eliminate rental revenue from multiple properties.

If tenants are unable to comply with the terms of the leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease could require us to declare a default, repossess the property, find a suitable replacement tenant, hire third-party managers to operate the property or sell the property. There is no assurance that we would be able to lease a property on substantially equivalent or better terms than the prior lease, or at all, find another qualified tenant, successfully reposition the property for other uses or sell the property on terms that are favorable to us. It may be more difficult to find a replacement tenant for a healthcare property than it would be to find a replacement tenant for a general commercial property due to the specialized nature of the business. Even if we are able to find a suitable replacement tenant for a property, transfers of operations of healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations, which may affect our ability to successfully transition a property.

If any lease expires or is terminated, we could be responsible for all of the operating expenses for that property until it is re-leased or sold. If we experience a significant number of un-leased properties, our operating expenses could increase significantly. Any significant increase in our operating costs may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our stockholders (which could adversely affect our ability to raise capital or service the Notes).

If one or more of our tenants files for bankruptcy relief, the U.S. Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. Any bankruptcy filing by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property. A tenant bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our stockholders (which could adversely affect our ability to raise capital or service the Notes). Furthermore, dealing with a tenant’s bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

The geographic concentration of some of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas.

Our properties are located in ten different states, with concentrations in Texas and California. The properties in these two states accounted for approximately 31% and 19%, respectively, of the total operational beds and units in our portfolio, as of June 30, 2014 and approximately 26% and 23%, respectively, of our rental income for the six months ended June 30, 2014, and approximately 26% and 22%, respectively, of our rental income for the year ended December 31, 2013. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules, regulations and reimbursement rates or criteria, changes in demographics, state funding, acts of nature and other factors that may result in a decrease in demand and/or reimbursement for skilled nursing services in these states could have a disproportionately adverse effect on our tenants’ revenue, costs and results of operations, which may affect their ability to meet their obligations to us.

Our facilities located in Texas are especially susceptible to natural disasters such as hurricanes, tornadoes and flooding, and our facilities located in California are particularly susceptible to natural disasters such as fires, earthquakes and mudslides. These acts of nature may cause disruption to our tenants, their employees and our facilities, which could have an adverse impact on our tenants’ patients and businesses. In order to provide care for their patients, our tenants are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our facilities, and the availability of employees to provide services at the facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our facilities and our tenants’ businesses at those facilities. Furthermore, the impact, or impending threat, of a natural disaster may require that our tenants evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for their patients. The impact of disasters and similar events is inherently uncertain. Such events could harm our tenants’ patients and employees, severely damage or destroy one or more of our facilities, harm our tenants’ business, reputation and financial performance, or otherwise cause our tenants’ businesses to suffer in ways that we currently cannot predict.

We intend to pursue acquisitions of additional properties and seek other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and we may not fully realize the potential benefits of such transactions.

We intend to pursue acquisitions of additional properties and seek acquisitions and other strategic opportunities. Accordingly, we may often be engaged in evaluating potential transactions and other strategic alternatives. In addition, from time to time, we may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, we may devote a significant amount of our management resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and in combining our operations if such a transaction is completed. In the event that we consummate an acquisition or strategic alternative in the future, there is no assurance that we would fully realize the potential benefits of such a transaction.

We operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of suitable properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially and adversely affected. Additionally, the fact that we must distribute 90% of our REIT taxable income in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions might be limited or curtailed.

Acquisitions of properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations or that the tenant, operator or manager will underperform.

Required regulatory approvals can delay or prohibit transfers of our healthcare properties, which could result in periods in which we are unable to receive rent for such properties.

Ensign is, and future tenants also may be, operators of SNFs and other healthcare facilities, which operators must be licensed under applicable state law and, depending upon the type of facility, certified or approved as providers under the Medicare and/or Medicaid programs. Prior to the transfer of the operations of such healthcare properties to successor operators, the new operator generally must become licensed under state law and, in certain states, receive change of ownership approvals under certificate of need laws (which provide for a certification that the state has made a determination that a need exists for the beds located on the property) and, if applicable, Medicare and Medicaid provider approvals. If an existing lease is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability to receive such approvals, may prolong the period during which we are unable to collect the applicable rent.

We may be required to incur substantial renovation costs to make certain of our healthcare properties suitable for other operators and tenants.

Healthcare facilities are typically highly customized and may not be easily adapted to non-healthcare-related uses. The improvements generally required to conform a property to healthcare use, such as upgrading electrical, gas and plumbing infrastructure, are costly and at times tenant-specific. A new or replacement tenant to operate one or more of our healthcare facilities may require different features in a property, depending on that tenant’s particular operations. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify a property before we are able to secure another tenant. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to release the space. These expenditures or renovations could materially and adversely affect our business, financial condition or results of operations.

We may not be able to sell properties when we desire because real estate investments are relatively illiquid, which could materially and adversely affect our business, financial position or results of operations.

Real estate investments generally cannot be sold quickly. In addition, some of our properties serve as collateral for our secured debt obligations and cannot readily be sold unless the underlying secured mortgage indebtedness is concurrently repaid. We may not be able to vary our portfolio promptly in response to changes in the real estate market. A downturn in the real estate market could materially and adversely affect the value of our properties and our ability to sell such properties for acceptable prices or on other acceptable terms. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or portfolio of properties. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could materially and adversely affect our business, financial position or results of operations.

An increase in market interest rates could increase our interest costs on existing and future debt.

If interest rates increase, so could our interest costs for any new debt and our variable rate debt obligations on the Credit Facility. This increased cost could make the financing of any acquisition more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

Our success depends in large part upon the leadership and performance of our executive management team, particularly Gregory K. Stapley and other key employees. If we lose the services of Mr. Stapley or any of our other key employees, we may not be able to successfully manage our business or achieve our business objectives.

We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

The Master Leases require, and new lease agreements that we enter into are expected to require, that the tenant maintain comprehensive liability and hazard insurance, and we maintain customary insurance for the ILFs that we own and operate. However, there are certain types of losses (including, but not limited to, losses arising from environmental conditions or of a catastrophic nature, such as earthquakes, hurricanes and floods) that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

If one of our properties experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property. If the damaged property is subject to recourse indebtedness, we could continue to be liable for the indebtedness even if the property is irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants or us. Any business interruption insurance may not fully compensate them or us for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

Under various federal, state and local laws, ordinances and regulations, as a current or previous owner of real estate, we may be required to investigate and clean up certain hazardous or toxic substances or petroleum released at a property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by the third parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. Neither we nor Ensign carries environmental insurance on our properties. Although we will generally require our tenants, as operators of our healthcare properties, to undertake to indemnify us for environmental liabilities they cause, such liabilities could exceed the financial ability of the tenant to indemnify us or the value of the contaminated property. The presence of contamination or the failure to remediate contamination may materially adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral. As the owner of a site, we may also be held liable to third parties for damages and injuries resulting from environmental contamination emanating from the site. Although we will be generally indemnified by our tenants for contamination caused by them, these indemnities may not adequately cover all environmental costs. We may also experience environmental liabilities arising from conditions not known to us.

The impact of healthcare reform legislation on us and our tenants cannot accurately be predicted.

Legislative proposals are introduced or proposed in Congress and in some state legislatures each year that would affect major changes in the healthcare system, either nationally or at the state level. We cannot accurately predict whether any future legislative proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our tenants and, thus, our business.

Notably, in March 2010, President Obama signed into law the Affordable Care Act. The passage of the Affordable Care Act has resulted in comprehensive reform legislation that is expected to expand healthcare coverage to millions of currently uninsured people beginning in 2014 and provide for significant changes to the U.S. healthcare system over the next several years. To help fund this expansion, the Affordable Care Act outlines certain reductions in Medicare reimbursements for various healthcare providers, including long-term acute care hospitals and SNFs, as well as certain other changes to Medicare payment methodologies. This comprehensive healthcare legislation provides for extensive future rulemaking by regulatory authorities, and also may be altered or amended. While we can anticipate that some of the rulemaking that will be promulgated by regulatory authorities will affect our tenants and the manner in which they are reimbursed by the federal healthcare programs, we cannot accurately predict today the impact of those regulations on our tenants and, thus, on our business.

The Supreme Court’s decision upholding the constitutionality of the individual mandate while striking down the provisions linking federal funding of state Medicaid programs with a federally mandated expansion of those programs has not reduced the uncertain impact that the law will have on healthcare delivery systems over the next decade. We can expect that the federal authorities will continue to implement the law, but, because of the Supreme Court’s mixed ruling, the implementation will take longer than originally expected, with a commensurate increase in the period of uncertainty regarding the law’s full long term financial impact on the delivery of and payment for healthcare.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted, which also may impact our business. For instance, on April 1, 2014, the President signed the Protecting Access to Medicare Act of 2014, which, among other things, requires the Centers for Medicare & and Medicaid Services (“CMS”) to measure, track, and publish readmission rates of SNFs by 2017 and implement a value-based purchasing program for SNFs (the “SNF VBP Program”) by October 1, 2018. The SNF VBP Program will increase Medicare reimbursement rates for SNFs that achieve certain levels of quality performance measures to be developed by CMS, relative to other facilities. The value-based payments authorized by the SNF VBP Program will be funded by reducing Medicare payment for all SNFs by 2% and redistributing up to 70% of those funds to high-performing SNFs. If Medicare reimbursement provided to our healthcare tenants is reduced under the SNF VBP Program, that reduction may have an adverse impact on the ability of our tenants to meet their obligations to us.

RISKS RELATED TO THE SPIN-OFF

We may be unable to achieve some or all the benefits that we expect to achieve from the Spin-Off.

The Spin-Off may not have the full or any strategic and financial benefits that we expect, or such benefits may be delayed or may not materialize at all. The anticipated benefits of the Spin-Off are based on a number of assumptions, which may prove incorrect. For example, we believe that the Spin-Off will allow us to expand into new geographic areas, acquire properties in different asset classes, diversify our tenant base and reduce our financing costs. In the event that the Spin-Off does not have these and other expected benefits for any reason, the costs associated with the transaction could have a negative effect on our financial condition and our ability to make distributions to our stockholders (which could adversely affect our ability to raise capital or service the Notes).

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate and independent publicly traded company primarily focused on owning a portfolio of healthcare properties.

We have no historical operations as an independent company and we are in the process of putting in place the infrastructure and personnel necessary to operate as a separate and independent publicly traded company. As a result of the Spin-Off, we are directly subject to, and responsible for, regulatory compliance, including the reporting and other obligations under the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), and compliance with NASDAQ Global Market’s (“NASDAQ”) continued listing requirements, as well as compliance with generally applicable tax and accounting rules.

The Exchange Act requires that we file annual, quarterly, and current reports about our business and financial condition. Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which require significant resources and management oversight. As an emerging growth company, we are excluded from Section 404(b) of the Sarbanes-Oxley Act, which otherwise would have required our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting. If we cannot maintain effective disclosure controls and procedures or favorably assess the effectiveness of our internal control over financial reporting, or once we are no longer an emerging growth company, our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline (which could adversely affect our ability to raise capital).

Ensign is obligated to provide certain transition services to us pursuant to the Transition Services Agreement, which will allow us time, if necessary, to build the infrastructure and retain the personnel necessary to operate as a separate and independent publicly traded company without relying on such transition services. Following the expiration of the Transition Services Agreement, Ensign will be under no obligation to provide further assistance to us. Because our business has not been historically operated as a separate and independent publicly traded company, we cannot assure you that we will be able to successfully implement the infrastructure or retain the personnel necessary to operate as a separate and independent publicly traded company or that we will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.

If the Spin-Off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Ensign and CareTrust could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Ensign for material taxes pursuant to indemnification obligations under the Tax Matters Agreement that we entered into with Ensign.

Ensign has received a private letter ruling from the Internal Revenue Services (the “IRS”), which provides substantially to the effect that, on the basis of certain facts presented and representations and assumptions set forth in the request submitted to the IRS, the Spin-Off will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”), (the “IRS Ruling”). The IRS Ruling does not address certain requirements for tax-free treatment of the Spin-Off under Section 355 of the Code, and Ensign received a tax opinion from its tax advisors, substantially to the effect that, with respect to such requirements on which the IRS will not rule, such requirements have been satisfied. The IRS Ruling, and the tax opinion that Ensign received from its tax advisors, rely on, among other things, certain facts, representations, assumptions and undertakings, including those relating to the past and future conduct of our and Ensign’s businesses, and the IRS Ruling and the tax opinion would not be valid if such facts, representations, assumptions and undertakings were incorrect in any material respect. Notwithstanding the IRS Ruling and the tax opinion, the IRS could determine the Spin-Off should be treated as a taxable transaction for U.S. federal income tax purposes if it determines any of the facts, representations, assumptions or undertakings that were included in the request for the IRS Ruling are false or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS Ruling.

If the Spin-Off ultimately is determined to be taxable, Ensign would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by Ensign on the distribution date over Ensign’s tax basis in such shares. Such taxable gain and resulting tax liability would be substantial.

In addition, under the terms of the Tax Matters Agreement that we entered into with Ensign, we generally are responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off to qualify as tax-free for U.S. federal income tax purposes, within the meaning of Sections 368(a)(1)(D) and 355 of the Code, to the extent such failure to qualify is attributable to certain actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or any covenants made by us in the Tax Matters

Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided in connection with the tax opinion relating to the Spin-Off. Our indemnification obligations to Ensign and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Ensign under the circumstance set forth in the Tax Matters Agreement, we may be subject to substantial tax liabilities.

We may not be able to engage in desirable strategic transactions and equity issuances because of certain restrictions relating to requirements for tax-free distributions for U.S. federal income tax purposes. In addition, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

Our ability to engage in significant strategic transactions and equity issuances may be limited or restricted in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Spin-Off.

Even if the Spin-Off otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Ensign under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Ensign’s stock are acquired or issued as part of a plan or series of related transactions that includes the Spin-Off. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of our stock or Ensign stock within a two-year period after the Spin-Off generally are presumed to be part of such a plan, although we or Ensign, as applicable, may be able to rebut that presumption.

Under the Tax Matters Agreement that we entered into with Ensign, we also are generally responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off to qualify as tax-free for U.S. federal income tax purposes, within the meaning of Sections 368(a)(1)(D) and 355 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or any covenants made by us in the Tax Matters Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided to counsel in connection with the tax opinion.

Our agreements with Ensign may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

The agreements related to the Spin-Off, including the Separation and Distribution Agreement, the Master Leases, the Opportunities Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement, were negotiated in the context of the Spin-Off while we were still a wholly owned subsidiary of Ensign. As a result, although those agreements are intended to reflect arm’s-length terms, they may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Conversely, certain agreements related to the Spin-Off may include terms that are more favorable than those that would have resulted from arm’s-length negotiations among unaffiliated third parties. Following expiration of those agreements, we may have to enter into new agreements with unaffiliated third parties, and such agreements may include terms that are less favorable to us. The terms of the agreements being negotiated in the context of the Spin-Off concern, among other things, divisions and allocations of assets and liabilities and rights and obligations, between Ensign and us.

Ensign Properties’ combined historical financial data and our pro forma consolidated and combined financial data included in this prospectus do not purport to be indicative of the results we would have achieved as a separate and independent publicly traded company and may not be a reliable indicator of future results.

Ensign Properties’ combined historical financial data and our pro forma consolidated and combined financial data included in this prospectus may not reflect our business, financial position or results of operations had we been a separate and independent publicly traded company during the periods presented, or what our business, financial position or results of operations will be in the future when we are a separate and independent publicly traded company. Prior to the Spin-Off, our business was operated by Ensign as part of one corporate organization and not operated as a stand-alone company. Because we did not acquire ownership of the entities that own our real estate assets until immediately prior to the Spin-Off, the historical financial statements that are included in this prospectus are those of Ensign Properties or, in the case of financial statements as of, and for the six months ended, June 30, 2014, include the historical results of Ensign Properties prior to June 1, 2014, the effective date of the Spin-Off. Significant changes will occur in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with Ensign that have not existed historically, including the Master Leases.

The pro forma financial data included in this prospectus includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. In addition, the pro forma financial data does not include adjustments for estimated general and administrative expenses. For these reasons, our cost structure may be higher and our future financial costs and performance may be worse than the performance implied by the pro forma financial data presented in this prospectus. For additional information about the basis of presentation of Ensign Properties’ combined historical financial data and our pro forma consolidated and combined financial data included in this prospectus, see “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ensign Properties’ combined historical financial statements and accompanying notes, included elsewhere in this prospectus.

The ownership by our chief executive officer, Gregory K. Stapley, and one of our directors, Christopher R. Christensen, of shares of Ensign common stock may create, or may create the appearance of, conflicts of interest.

Because of their former and current positions with Ensign, respectively, our chief executive officer, Gregory K. Stapley, and one of our directors, Christopher R. Christensen, own shares of Ensign common stock. Mr. Stapley and Mr. Christensen also own shares of our common stock. Their individual holdings of shares of our common stock and Ensign common stock may be significant compared to their respective total assets. These equity interests may create, or appear to create, conflicts of interest when they are faced with decisions that may not benefit or affect CareTrust and Ensign in the same manner.

Christopher R. Christensen, one of our directors, may have actual or potential conflicts of interest because of his position at Ensign.

Christopher R. Christensen, one of our directors, continues to serve as the chief executive officer of Ensign as well as a member of Ensign’s board of directors. As a result of Mr. Christensen’s service on CareTrust’s board of directors, transactions between Ensign and CareTrust in an amount in excess of $120,000 are subject to our policy regarding related party transactions, and require that Mr. Christensen recuse himself from consideration of such transactions. Although transactions pursuant to the agreements entered into prior to the Spin-Off, such as the Master Leases, are pre-approved under this policy, new transactions between Ensign and CareTrust, or material changes to these agreements, are subject to approval under the policy. However, circumstances may arise that are not subject to the policy in which Mr. Christensen will have or appear to have a potential conflict of interest, such as when our or Ensign’s management and directors pursue the same corporate opportunities or face decisions that could have different implications for us and Ensign.

The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

The Spin-Off may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between Ensign and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Spin-Off from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties, or other effects could materially and adversely affect our business, financial position or results of operations. In addition, disputes with Ensign could arise in connection with any of the Master Leases, the Opportunities Agreement, the Separation and Distribution Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement or other agreements.

Our potential indemnification liabilities pursuant to the Separation and Distribution Agreement could materially and adversely affect us.

The Separation and Distribution Agreement between us and Ensign provides for, among other things, provisions governing the relationship between us and Ensign after the Spin-Off.

Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to or arising out of our business. If we are required to indemnify Ensign under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

In connection with the Spin-Off, Ensign will indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Ensign’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements we entered into in connection with the Spin-Off, Ensign agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Ensign agreed to retain pursuant to these agreements, and there can be no assurance that Ensign will be able to fully satisfy its indemnification obligations under these agreements. Moreover, even if we ultimately succeed in recovering from Ensign any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Ensign.

The Spin-Off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

The Spin-Off and related transactions, including the Purging Distribution, are subject to review under various state and federal fraudulent conveyance laws. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which vary from state to state, the Spin-Off or any of the related transactions could be voided as a fraudulent transfer or conveyance if Ensign (a) distributed property with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for such distribution, and one of the following is also true at the time thereof: (1) Ensign was insolvent or rendered insolvent by reason of the Spin-Off or any related transaction, (2) the Spin-Off or any related transaction left Ensign with an unreasonably small amount of capital or assets to carry on the business, or (3) Ensign intended to, or believed that, it would incur debts beyond its ability to pay as they mature.

As a general matter, value is given under U.S. law for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value under U.S. law in connection with a distribution to its stockholders.

We cannot be certain as to the standards a U.S. court would use to determine whether or not Ensign was insolvent at the relevant time. In general, however, a U.S. court would deem an entity insolvent if: (1) the sum of its debts, including contingent and unliquidated liabilities, was greater than the value of its assets, at a fair valuation; (2) the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or (3) it could not pay its debts as they became due.

If a U.S. court were to find that the Spin-Off was a fraudulent transfer or conveyance, a court could void the Spin-Off, require stockholders to return to Ensign some or all of the shares of common stock distributed in the Spin-Off or require stockholders to pay as money damages an equivalent of the value of the shares of common stock at the time of the Spin-Off. If a U.S. court were to find that the Purging Distribution was a fraudulent transfer or conveyance, a court could void the Purging Distribution, require stockholders to return to us some or all of the Purging Distribution or require stockholders to pay as money damages an equivalent of the value of the Purging Distribution. Moreover, stockholders could be required to return any dividends previously paid by us. With respect to any transfers from Ensign to us, if any such transfer was found to be a fraudulent transfer, a court could void the transaction or Ensign could be awarded monetary damages for the difference between the consideration received by Ensign and the fair market value of the transferred property at the time of the Spin-Off.

We are subject to certain continuing operational obligations pursuant to Ensign’s 2013 Corporate Integrity Agreement.

As part of compliance with various requirements of federal and private healthcare programs, Ensign and its subsidiaries are required to maintain a corporate compliance program pursuant to a corporate integrity agreement (the “CIA”) that Ensign entered into in October 2013 with the Office of the Inspector General of the U.S. Department of Health and Human Services. Although we are no longer a subsidiary of Ensign, we are subject to certain continuing operational obligations as part of Ensign’s compliance program pursuant to the CIA, including certain training in Medicare and Medicaid laws for our employees. Failure to timely comply with the applicable terms of the CIA could result in substantial civil or criminal penalties, which could adversely affect our financial condition and results of operations.

Risks Related to Our Status as a REIT

If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which could adversely affect our ability to raise capital or service the Notes.

We currently operate, and intend to continue to operate, in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, which we currently expect to occur commencing with our taxable year ending December 31, 2014. We received an opinion of our counsel with respect to our qualification as a REIT in connection with the Spin-Off. Investors should be aware, however, that opinions of advisors are not binding on the IRS or any court. The opinion of our counsel represents only the view of our counsel based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Our counsel has no obligation to advise us or the holders of any of our securities of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of our counsel and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by our counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

If we were to fail to qualify to be taxed as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT, which could adversely affect our financial condition and results of operations and ability to raise capital or service the Notes.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

On February 26, 2014, House Ways and Means Committee Chairman David Camp released a proposal (the “Camp Proposal”) for comprehensive tax reform. The Camp Proposal includes a number of provisions that, if enacted, would have an adverse effect on corporations seeking to make an election to be taxed as a REIT. These include the following: (1) if the stock of a corporation is distributed in a tax-free spin-off under section 355 of the Code, such corporation will not be eligible to make an election to be taxed as a REIT for the ten-year period following the taxable year in which the spin-off occurs, (2) after the ten-year period, if the corporation elects to be taxed as a REIT, such corporation will be required to recognize certain built-in gains inherent in its property as if all its assets were sold at their fair market value immediately before the close of the taxable year immediately before the corporation became taxed as a REIT, and (3) any dividend made to satisfy the REIT requirement that a REIT must not have any earnings and profits accumulated during non-REIT years by the end of its first tax year as a REIT must be made in cash instead of cash and stock as is permitted under current law. These provisions, if enacted in their current form, apply to any corporation making an election to be taxed as a REIT on or after February 26, 2014 and to any corporation the stock of which is distributed on or after February 26, 2014 in a tax-free spin-off under section 355 of the Code. If enacted in its current form, the Camp Proposal would materially and adversely affect our ability to make an election to be taxed as a REIT. See “— If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.” It is uncertain whether the Camp Proposal, in its current form as it relates to CareTrust, or any other legislation affecting entities desiring to elect REIT status will be enacted and whether any such legislation will apply to CareTrust.

We could fail to qualify to be taxed as a REIT if income we receive from Ensign or its subsidiaries is not treated as qualifying income.

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if the

Master Leases are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures or some other type of arrangement. If the Master Leases are not respected as true leases for U.S. federal income tax purposes, we will likely fail to qualify to be taxed as a REIT.

In addition, subject to certain exceptions, rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of Ensign stock entitled to vote or 10% or more of the total value of all classes of Ensign stock. CareTrust’s charter provides for restrictions on ownership and transfer of CareTrust’s shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by us from Ensign or its subsidiaries to be treated as non-qualifying rent for purposes of the REIT gross income requirements. Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of REIT qualification requirements.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify to be taxed as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

Initially our funds from operations will be generated primarily by rents paid under the Master Leases. From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid being subject to corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our ability to raise capital or service the Notes.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries (each, a “TRS”) or other subsidiary corporations that will be subject to U.S. federal, state, and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our stockholders, which could adversely affect our ability to raise capital or service the Notes.

Complying with REIT requirements may cause us to forgo otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code). The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders (which could adversely affect our ability to raise capital or service the Notes).

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates that we would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

Even if we qualify to be taxed as a REIT, we could be subject to tax on any unrealized net built-in gains in our assets held before electing to be treated as a REIT.

Following our REIT election, we will own appreciated assets that were held by a C corporation and were acquired by us in a transaction in which the adjusted tax basis of the assets in our hands was determined by reference to the adjusted basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets during the ten-year period following our qualification as a REIT, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that we became a REIT over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.

Uncertainties relating to CareTrust’s estimate of its “earnings and profits” attributable to C-corporation taxable years and the timing of the Purging Distribution may have an adverse effect on our distributable cash flow.

In order to qualify as a REIT, a REIT cannot have at the end of any REIT taxable year any undistributed earnings and profits that are attributable to a C-corporation taxable year. A REIT that has non-REIT accumulated earnings and profits has until the close of its first full tax year as a REIT to distribute such earnings and profits. Failure to meet this requirement would result in CareTrust’s disqualification as a REIT. However, the determination of non-REIT earnings and profits is complicated and depends upon facts with respect to which CareTrust may have had less than complete information or the application of the law governing earnings and profits, which is subject to differing interpretations, or both. Consequently, there are substantial uncertainties relating to the estimate of CareTrust’s non-REIT earnings and profits, and we cannot be assured that the earnings and profits distribution requirement has been met. These uncertainties include the possibility that the IRS could upon audit, as discussed above, increase the taxable income of CareTrust, which would increase the non-REIT earnings and profits of CareTrust. There can be no assurances that we have satisfied the requirement.

Risks Related to the Notes

We have substantial indebtedness and we have the ability to incur significant additional indebtedness.

As of June 30, 2014, we had approximately $359.5 million of indebtedness, including $260.0 million representing the Notes and approximately $99.5 million of secured aggregate mortgage indebtedness to third-parties, and $84.2 million in borrowings available under the Credit Facility (given the borrowing base requirements of the Credit Facility). Our high level of indebtedness may have the following important consequences to us. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes;

•	require us to maintain certain debt coverage and other financial ratios at specified levels, thereby reducing our financial flexibility;

•	make it more difficult for us to satisfy our financial obligations, including the Notes and borrowings under the Credit Facility;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;

•	expose us to increases in interest rates for our variable rate debt;

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on favorable terms or at all to expand our business or ease liquidity constraints;

•	limit our ability to refinance all or a portion of our indebtedness on or before maturity on the same or more favorable terms or at all;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage relative to competitors that have less indebtedness;

•	increase our risk of property losses as the result of foreclosure actions initiated by lenders under our secured debt obligations;

•	require us to dispose of one or more of our properties at disadvantageous prices in order to service our indebtedness or to raise funds to pay such indebtedness at maturity; and

•	result in an event of default if we fail to satisfy our obligations under the Notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture governing the Notes, the Credit Facility or our other debt instruments, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

In addition, the Credit Facility and the indenture governing the Notes permit us to incur substantial additional debt, including secured debt (to which the Notes would be effectively subordinated). If we incur additional debt, the related risks described above could intensify.

We may be unable to service our indebtedness, including the Notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the Notes, depends on and is subject to our future financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. Our business may fail to generate sufficient cash flow from operations or future borrowings may be unavailable to us under the Credit Facility or from other sources in an amount sufficient to enable us to service our debt, including the Notes, to refinance our debt, including the Notes, or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the Notes. We may be unable to refinance any of our debt, including the Credit Facility and the secured mortgage indebtedness to third parties, on commercially reasonable terms or at all. In particular, the Credit Facility and the secured mortgage indebtedness to third parties will mature prior to the maturity of the Notes. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances and/or negotiations with our lenders to restructure the applicable debt. The Credit Facility and the indenture governing the Notes restrict, and market or business conditions may limit, our ability to take some or all of these actions. Any restructuring or refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. In addition, the Credit Facility and the indenture governing the Notes permit us to incur substantial additional debt, including secured debt (to which the Notes would be effectively subordinated), and the amount of additional indebtedness incurred could be substantial. Furthermore, the indenture governing the Notes does not impose any limitation on our ability to incur liabilities that are not considered indebtedness under the indenture governing the Notes.

The Notes and the guarantees are unsecured and are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Notes and the guarantees are our and the guarantors’ unsecured obligations. The Notes and the guarantees are effectively subordinated to all of our existing and future secured indebtedness and that of the guarantors to the extent of the value of the assets securing such obligations, including the Credit Facility and the secured mortgage indebtedness to third parties. Our obligations under the Credit Facility are secured by first lien mortgages on certain of our properties, a security interest in the personal property owned by subsidiaries of the Operating Partnership that own such properties (subject to customary exceptions) and a pledge of the partnership interests of the Operating Partnership that are owned by CareTrust. Our obligations under the secured mortgage indebtedness to third parties are secured by ten of the facilities owned by us. As of June 30, 2014, we on a consolidated basis had approximately $99.5 million of secured aggregate mortgage indebtedness to third parties. As of June 30, 2014, the amount available to be drawn under the Credit Facility was $84.2 million. Subject to certain exceptions, the indenture governing the Notes also permits us to incur additional secured indebtedness. Because the Notes are unsecured obligations, your right of repayment may be compromised in the following situations:

•	We enter into bankruptcy, liquidation, reorganization or other winding-up;

•	There is a default in payment under any of our secured debt; or

•	There is an acceleration of any of our secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture governing the Notes at such time. As a result, upon the occurrence of any of these events, it is possible that there would be insufficient assets remaining from which your claims could be satisfied and therefore you may not receive payment in full for your Notes.

The Notes are structurally subordinated to all liabilities of our non-guarantor subsidiaries.

The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries that do not guarantee the Notes. Certain of our subsidiaries do not guarantee the Notes because they hold their properties subject to mortgages or other indebtedness, the terms of which prohibit such subsidiaries from entering into guarantees of other indebtedness, including the Notes. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of the non-guarantor subsidiaries upon the bankruptcy, liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, is structurally subordinated to the claims of those subsidiaries’ creditors, including creditors (including mortgage holders) and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before distributing any of their assets to us. The consolidated net revenues of CareTrust and its subsidiaries on an annualized basis attributable to the assets held by non-guarantor subsidiaries would have been $10.9 million based upon the consolidated net revenues of CareTrust for the month of June 2014 (the first full month of operations after the Spin-Off), and, as of June 30, 2014, these properties accounted for 10.8% of CareTrust’s total real estate investments, net of accumulated depreciation, and secured aggregate mortgage indebtedness to third parties of approximately $99.0 million.

We rely on our subsidiaries for our operating funds.

We conduct our operations through subsidiaries and depend on our subsidiaries for the funds necessary to operate and repay our debt obligations. We depend on the transfer of funds from our subsidiaries to make the payments due under the Notes. Each of our subsidiaries is a distinct legal entity and has no obligation, contingent or otherwise, to transfer funds to us. In addition, our ability to make payments under the Notes, and the ability of our subsidiaries to transfer funds to us, could be restricted by the terms of subsequent financings.

CareTrust has no material assets other than its ownership stake in the Operating Partnership and the general partner of the Operating Partnership.

CareTrust fully and unconditionally guarantees all payments due on the Notes. However, CareTrust has no material assets other than its ownership stake in the Operating Partnership and the general partner of the Operating Partnership. CareTrust’s guarantee of the Notes ranks equally in right of payment with all of CareTrust’s existing and future senior unsecured indebtedness, ranks senior in right of payment to all of CareTrust’s subordinated indebtedness, and is effectively subordinated to all of CareTrust’s secured indebtedness to the extent of the value of the assets securing such indebtedness. Furthermore, CareTrust’s guarantee of the Notes is structurally subordinated to all indebtedness of its subsidiaries that are not the Issuers or guarantors of the Notes. As a result, the guarantee by CareTrust provides little, if any, additional credit support for the Notes.

Covenants in our debt agreements restrict our activities and could adversely affect our business.

Our debt agreements, including the indenture governing the Notes and the Credit Facility, contain various covenants that limit our ability and the ability of our subsidiaries to engage in various transactions including, as applicable:

•	incurring or guaranteeing additional secured and unsecured debt;

•	creating liens on our assets;

•	paying dividends or making other distributions on, redeeming or repurchasing capital stock;

•	making investments or other restricted payments;

•	entering into transactions with affiliates;

•	issuing stock of or interests in subsidiaries;

•	engaging in non-healthcare related business activities;

•	creating restrictions on the ability of our subsidiaries to pay dividends or other amounts to us;

•	selling assets;

•	effecting a consolidation or merger or selling all or substantially all of our assets;

•	making acquisitions; and

•	amending certain material agreements, including material leases and debt agreements.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, the Credit Facility requires us to comply with financial maintenance covenants to be tested quarterly, consisting of a maximum debt to asset value ratio, a maximum secured debt to asset value ratio, a maximum secured recourse debt to asset value ratio, a minimum fixed charge coverage ratio and a minimum net worth. We are also required to maintain Total Unencumbered Assets of at least 150% of our unsecured indebtedness under the indenture. Our ability to meet these requirements may be affected by events beyond our control, and we may not meet these requirements. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers from the lenders or amend the covenants.

The Credit Facility is secured by certain of our properties, and the amount available to be drawn under the Credit Facility is based on the borrowing base values attributed to such mortgaged properties. Our ability to increase the amount available to be drawn under the Credit Facility by adding additional properties to the borrowing base is subject to our obligation under the indenture to maintain Total Unencumbered Assets of at least 150% of our unsecured indebtedness.

The Credit Facility also allows for the collateral agent, on behalf of the lenders thereunder, to conduct periodic appraisals of our owned properties that secure such facility, and if the appraised values were to decline in the future, availability under such facility may be decreased unless additional properties are mortgaged to secure such facility. A breach of any of the covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming due and payable, either automatically or after an election to accelerate by the required percentage of the holders of such indebtedness. This, in turn, could cause our other debt, including the Notes and the Credit Facility, to become due and payable as a result of cross-default or cross-acceleration provisions contained in the agreements governing such other debt and permit certain of our lenders to foreclose on our assets, if any, that secure this debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, the debt represented by the guarantees entered into by such guarantor may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee, received less than reasonably equivalent value or fair consideration for entering into the guarantee and was one of the following:

•	insolvent or rendered insolvent by reason of entering into a guarantee;

•	engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they became due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee of a guarantor were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would be solely creditors of the Issuers and creditors of the guarantors that have validly guaranteed the Notes. The Notes then would be effectively subordinated to all liabilities of the guarantor whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

The indenture requires that future domestic subsidiaries of CareTrust (subject to certain exceptions) guarantee the Notes under certain circumstances. These considerations will also apply to those guarantees.

Certain exceptions under the indenture governing the Notes permit CareTrust and its restricted subsidiaries to make distributions to maintain the REIT status of CareTrust, avoid any excise tax or avoid any income tax imposed on CareTrust, subject to our ratio of total indebtedness to total assets being at or below a specified percentage, even when they cannot otherwise make restricted payments under the indenture governing the Notes.

The indenture governing the Notes limits the ability of CareTrust and its restricted subsidiaries to make restricted payments. For a more complete discussion of the restricted payment and debt incurrence covenants of the indenture governing the Notes, see “Description of the New Notes — Covenants — Limitation on Restricted Payments” and “Description of the New Notes — Covenants — Limitation on Indebtedness.”

Even when CareTrust and its restricted subsidiaries are unable to satisfy the provisions of the “Limitations on Restricted Payments” covenant, however, the indenture governing the Notes permits CareTrust and its restricted subsidiaries to declare or pay any dividend or make any distributions to declare or pay any dividend or make any distribution or take other action (that would have otherwise been a restricted payment) which CareTrust’s board of directors believes in good faith is necessary to maintain the REIT status of CareTrust, avoid any excise tax or avoid any income tax imposed on CareTrust, subject to our ratio of total indebtedness to total assets being at or below a specified percentage. See “Description of the New Notes — Covenants — Limitation on Restricted Payments.”

We may not have the funds necessary to finance the repurchase of the Notes in connection with a change of control offer required by the indenture governing the Notes.

Upon the occurrence of specific kinds of change of control events, the indenture governing the Notes requires us to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest on the Notes, if any, to, but not including, the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Notes. In addition, restrictions under future debt we may incur, may not allow us to repurchase the Notes upon a change of control, and a change in control will result in an event of default under the Credit Facility, which could result in such debt becoming immediately due and payable and the commitments thereunder terminated. If we could not refinance such senior debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Notes, which would constitute an event of default under the indenture governing the Notes, which in turn would constitute a default under our New Credit Facility. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the Notes although these types of transactions could affect our capital structure or credit ratings and the holders of the Notes. See “Description of the New Notes — Repurchase of Notes upon a Change of Control.”

Courts interpreting change of control provisions under New York law (which is the governing law of the indenture governing the Notes) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether an indenture change of control provision, similar to the one that is contained in the indenture governing the Notes, related to a change of control as a result of a change in the composition of a board of directors could be unenforceable on public policy grounds. Accordingly, the ability of a holder of Notes to require us to repurchase Notes as a result of a change in the composition of CareTrust’s board of directors is uncertain.

An active trading market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

The New Notes are a new issue of securities for which there is currently no trading market. We do not intend to list the New Notes on any national securities exchange or seek the admission of the New Notes for quotation through any automated inter-dealer quotation system. As a result, an active trading market for the New Notes may not develop or be sustained or, if such a market develops, it could be very illiquid. If an active trading market for the New Notes fails to develop or be sustained, the trading price and the liquidity of the New Notes could be adversely affected, and you may not be able to resell your New Notes at their fair market value, at the initial offering price or at all.

Even if an active trading market for the New Notes were to develop, the New Notes could trade at prices that may be lower than the issue price. The liquidity of the trading market for the New Notes and the trading price quoted for the New Notes may be adversely affected by many factors, some of which are beyond our control, including:

•	prevailing interest rates;

•	demand for high yield debt securities generally;

•	general economic conditions;

•	our financial condition, performance and future prospects;

•	our credit rating; and

•	prospects for companies in our industry generally.

Historically, the market of non-investment grade debt like the New Notes has been subject to disruptions that have caused substantial market price fluctuations in the price of securities that are similar to the New Notes. Therefore, even if a trading market for the New Notes develops, it may be subject to disruptions and price volatility.

Changes in our credit rating could adversely affect the market price or liquidity of the Notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the Notes. A negative change in our ratings could have an adverse effect on the price of the Notes.

If on any future date the Notes are rated investment grade by both Moody’s and Standard & Poor’s, many of the restrictive covenants contained in the indenture will be suspended.

If the Notes are rated investment grade by both Moody’s and Standard & Poor’s and at such time no default or event of default under the indenture governing the Notes has occurred and is continuing, many of the covenants in the indenture governing the Notes will be suspended and may not go back into effect. These covenants restrict, among other things, our ability to incur indebtedness, make restricted payments and to enter into certain other transactions as well as obligate us to offer to repurchase the Notes following certain asset sales. There can be no assurance that the Notes will ever be rated investment grade, or that if they are rated investment grade, that the Notes will maintain such ratings. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the Notes — Suspension of Covenants.”

Risks Relating to the Exchange Offer

Holders who fail to exchange their Old Notes will continue to be subject to restrictions on transfer and may have reduced liquidity after the exchange offer.

If you do not exchange your Old Notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the Old Notes under the Securities Act.

In addition, we have the right, pursuant to the registration rights agreement related to the Old Notes, to suspend the use of the registration statement in certain circumstances. In the event of such a suspension you would not be able to sell the New Notes under the registration statement.

Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of Old Notes. As Old Notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding Old Notes following the exchange offer.

For further information regarding the consequences of not tendering your Old Notes in the exchange offer, see the discussions below under the captions “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes” and “Certain U.S. Federal Income Tax Considerations.”

You must comply with the exchange offer procedures to receive New Notes.

Delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a complete and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of Old Notes who would like to tender Old Notes in exchange for New Notes should be sure to allow enough time for the necessary documents to be timely received by the exchange agent. We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but that we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer — Procedures for Tendering Old Notes” and “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

In addition, a broker-dealer that purchased Old Notes for its own account as part of market-making or trading activities must deliver a prospectus meeting the requirements of the Securities Act when it sells New Notes it receives in the exchange offer. Our obligation to make this prospectus available to broker-dealers is limited. We cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their New Notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement that was executed in connection with the sale of the Old Notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for the Old Notes tendered by you and accepted by us in the exchange offer, New Notes in the same principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and will not result in any increase in our outstanding debt. Any tendered but unaccepted Old Notes will be returned to you and will remain outstanding.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012 and 2011, respectively, and for the six months ended June 30, 2014:

	For the Year Ended December 31,			For the Six Months Ended June 30, 2014(1)(2)
	2011(1)	2012(1)	2013(1)
Ratio of earnings to fixed charges(3)	—	1.02x	—	—

(1)	The ratios for the years ended December 31, 2011, 2012 and 2013 are based on the historical financial information of Ensign Properties. The ratio for the six months ended June 30, 2014 is based, in part, on the historical financial information of Ensign Properties prior to June 1, 2014, the effective date of the Spin-Off.
(2)	$260.0 million aggregate principal amount of Old Notes were issued on May 30, 2014. Interest on the Notes accrues from May 30, 2014.
(3)	For the purpose of computing our ratio of earnings to fixed charges, “earnings” is the amount resulting from adding: (a) pre-tax income from continuing operations; and (b) fixed charges. “Fixed charges” is the amount equal to the sum of: (a) interest expensed; (b) amortization of capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expense. Earnings were insufficient to cover fixed charges by $6,514 and $272 for the years ended December 31, 2011 and 2013, respectively, and by $10,687 for the six months ended June 30, 2014.

SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial dataset forth below reflects, for all periods presented, the historical financial position, results of operations and cash flows of (i) the skilled nursing, assisted living and independent living facilities that Ensign contributed to CareTrust immediately prior to the Spin-Off, and (ii) the operations of the three independent living facilities that CareTrust operated immediately following the Spin-Off. These allocations reflect significant assumptions. Although CareTrust’s management believes such assumptions are reasonable, the historical financial statements do not fully reflect what CareTrust’s financial position, results of operations and cash flows would have been had it been a stand-alone company during the periods presented. The results of operations presented in the selected historical financial data are not necessarily indicative of the results to be expected for the full year ending December 31, 2014.

The historical financial data as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011, has been derived from Ensign Properties’ audited combined financial statements included elsewhere in this prospectus. The historical financial data as of June 30, 2014 and for the six months ended June 30, 2014 and 2013, has been derived from CareTrust’s unaudited consolidated and combined financial statements included elsewhere in this prospectus. The historical financial data as of December 31, 2011 and as of June 30, 2013 has been derived from Ensign Properties’ audited combined financial statements and unaudited condensed combined financial statements, respectively, not included in this prospectus.

The following should be read in conjunction with “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements,” Ensign Properties’ combined financial statements and accompanying notes, CareTrust’s consolidated and combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this prospectus.

	As of or For the Year Ended December 31,			As of or For the Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Income statement data:
Total net revenues	$31,941	$42,063	$48,796	$23,388	$26,936
(Loss) income before income taxes	(6,514)	232	(272)	1,150	(10,687)
Net (loss) income	(5,341)	110	(395)	1,066	(10,740)
Balance sheet data:
Total assets	$374,466	$398,978	$430,466		$513,352
Senior unsecured notes payable	—	—	—		260,000
Secured mortgage indebtedness	99,745	118,317	114,982		99,504
Senior secured term loan	73,125	69,375	65,624		—
Senior secured revolving credit facility	15,000	20,000	78,701		—
Total equity	179,609	184,548	162,689		147,658
Other financial data:
FFO(1)	$11,277	$21,213	$23,023	$12,458	$1,529
FAD(1)	11,893	21,933	23,740	12,819	2,003

(1)

We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe that Funds From Operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), and Funds Available for Distribution (“FAD”) are important non-GAAP supplemental measures of operating performance for a REIT. FFO is defined as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges. FAD is defined as FFO excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs. We believe that the use of FFO and

FAD, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and FAD to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges and real estate depreciation and amortization, and, for FAD, by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and FAD can help investors compare our operating performance between periods and to other REITs. However, our computation of FFO and FAD may not be comparable to FFO and FAD reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define FAD differently than we do. Further, FFO and FAD do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. See further discussion of FFO and FAD in “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discussion of Historical Results of Operations of Ensign Properties — Non-GAAP Measurements.”

The following table reconciles our calculations of FFO and FAD for the years ended December 31, 2013, 2012, and 2011, and for the six months ended June 30, 2014 and 2013 to net income, the most directly comparable GAAP financial measure, for the same periods:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Net income (loss)	$(5,341)	$110	$(395)	$1,066	$(10,740)
Depreciation and amortization	16,618	21,103	23,418	11,392	12,269

FFO	11,277	21,213	23,023	12,458	1,529
Stock-based compensation	15	15	18	11	8
Amortization of deferred financing costs	601	705	699	350	466

FAD	$11,893	$21,933	$23,740	$12,819	$2,003

CARETRUST’S UNAUDITED PRO FORMA

CONSOLIDATED AND COMBINED INCOME STATEMENTS

The following unaudited pro forma consolidated and combined income statements present our unaudited pro forma consolidated and combined income statement for the year ended December 31, 2013, which has been derived from Ensign Properties’ combined historical financial statements included elsewhere in this prospectus, and for the six months ended June 30, 2014, which has been derived from CareTrust’s consolidated and combined historical financial statements included elsewhere in this prospectus.

The following unaudited pro forma consolidated and combined income statements give effect to the Transactions, including: (1) the full amount of rental income that would have been payable pursuant to the Master Leases (had they been in effect for the entire period); (2) the distribution of 22,435,938 shares of CareTrust common stock by Ensign to Ensign stockholders in the Spin-Off; (3) the offering of $260.0 million aggregate principal amount of Old Notes; (4) the transfer to Ensign of approximately $220.8 million of proceeds from the issuance of the Notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends; (5) the incurrence of an additional $50.7 million of secured mortgage indebtedness, and the anticipated interest expense related thereto; and (6) the elimination of income tax provisions in conjunction with the election of REIT status. The unaudited consolidated and pro forma consolidated and combined income statements for the six months ended June 30, 2014 and for the year ended December 31, 2013 assume the Transactions occurred on January 1, 2013. The pro forma adjustments are based on currently available information and assumptions that we believe are reasonable, factually supportable, directly attributable to our separation from Ensign, and that are expected to have a continuing impact on us. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this prospectus are cautioned not to place undue reliance on the following unaudited pro forma consolidated and combined income statements.

CareTrust’s unaudited pro forma consolidated and combined income statements assume that 100% of taxable income has been distributed and that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire year.

The pro forma adjustments do not reflect the payment of the Purging Distribution, which is expected to be made by December 31, 2014. The total amount of Ensign’s earnings and profits immediately prior to the Spin-Off was expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s earnings and profits allocated to us depends on the final determination of Ensign’s earnings and profits and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s earnings and profits allocated to us. The portion that will be paid in cash will be determined by us at the time the dividend is declared but will be at least 20% and not more than 25% of the total amount distributed to all stockholders.

The unaudited pro forma consolidated and combined income statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma consolidated and combined income statements. The unaudited pro forma consolidated and combined income statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the Transactions been completed on January 1, 2013. The unaudited pro forma consolidated and combined income statements also do not give effect to any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions.

The actual results reported in periods following the Transactions may differ significantly from those reflected in the unaudited pro forma consolidated and combined income statements for a number of reasons, including inaccuracy of the assumptions used to prepare these financial statements. See “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis

of Financial Condition and Results of Operations” elsewhere in this prospectus for a discussion of matters that could cause our actual results to differ materially from those contained in the unaudited pro forma consolidated and combined income statements.

CareTrust’s unaudited pro forma consolidated and combined income statement for the year ended December 31, 2013 is derived from and should be read in conjunction with Ensign Properties’ combined historical financial statements and accompanying notes. CareTrust’s unaudited pro forma consolidated and combined income statement for the six months ended June 30, 2014 is derived from and should be read in conjunction with CareTrust’s consolidated and combined historical financial statements included elsewhere in this prospectus.

CARETRUST REIT, INC.

PRO FORMA CONSOLIDATED AND COMBINED INCOME STATEMENT

(Unaudited)

(in thousands, except per share amounts)

	Six Months Ended June 30, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma
Revenues:
Rental income	$23,228	$4,772	(1)	$28,000
Tenant reimbursement	2,498	—		2,498
Other revenue	1,210	—		1,210

Total revenue	26,936	4,772		31,708

Expenses:
Depreciation and amortization	12,269	(1,904)	(2)	10,365
Interest expense	9,313	5,199	(3)	14,512
Amortization of deferred financing costs	466	806	(4)	1,272
Loss on extinguishment of debt	4,067	—		4,067
Property taxes	2,498	—		2,498
Operating expenses	1,098	—		1,098
General and administrative	7,912	—		7,912

Total expenses	37,623	4,101		41,724

(Loss) income before provision for income taxes	(10,687)	671		(10,016)
Provision for income taxes	53	(53)	(5)	—

Net (loss) income	$(10,740)	$724		$(10,016)

Earnings (loss) per share:
Basic	$(0.48)			$(0.45)

Diluted	$(0.48)			$(0.45)

Weighted-average shares outstanding:
Basic	22,231			22,231

Diluted	22,231			22,231

See accompanying notes to unaudited pro forma consolidated and combined income statements.

CARETRUST REIT, INC.

PRO FORMA CONSOLIDATED AND COMBINED INCOME STATEMENT

(Unaudited)

(in thousands, except per share amounts)

	Year Ended December 31, 2013
	Historical	Pro Forma Adjustments	Note	Pro Forma
Revenues:
Rental income	$41,242	$12,459	(1)	$53,701
Tenant reimbursement	5,168			5,168
Other revenue	2,386			2,386

Total revenue	48,796	12,459		61,255

Expenses:
Depreciation and amortization	23,418	(3,951)	(2)	19,467
Interest expense	11,948	9,705	(3)	21,653
Amortization of deferred financing costs	699	1,514	(4)	2,213
Property taxes	5,168			5,168
Acquisition costs	255			255
Operating expenses	2,138			2,138
General and administrative	5,442			5,442

Total expenses	49,068	7,268		56,336

(Loss) income before provision for income taxes	(272)	5,191		4,919
Provision for income taxes	123	(123)	(5)	—

Net (loss) income	$(395)	$5,314		$4,919

Earnings (loss) per share:
Basic	$(0.02)			$0.22

Diluted	$(0.02)			$0.22

Weighted-average shares outstanding:
Basic	22,228			22,228

Diluted	22,228			22,436

See accompanying notes to unaudited pro forma consolidated and combined income statements.

CARETRUST REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED AND COMBINED INCOME STATEMENTS

(dollars in thousands)

Pro Forma Adjustments

(1)	Reflects the additional amount of rental income from subsidiaries of Ensign that would have been payable pursuant to the new Master Leases (had they been in effect for the period) for properties of Ensign Properties that were previously leased under intercompany lease agreements.
(2)	Represents the adjustment to depreciation expense for certain equipment, furniture and fixtures that were not transferred to CareTrust.
(3)	Represents the adjustments to interest expense due to the following indebtedness:

	For the Year Ended December 31, 2013	For the Six Months Ended June 30, 2014
Old Notes	$15,275	$7,638
Additional mortgage debt	1,952	976
Unused revolving credit facility fee	750	375
Repayment of certain indebtedness	(8,272)	(3,790)

Net increase to interest expense	$9,705	$5,199

(4)	Represents the adjustments to amortization of deferred financing costs due to the following:

	For the Year Ended December 31, 2013	For the Six Months Ended June 30, 2014
Issuance costs of debt and the Credit Facility	$2,098	$1,049
Repayment of certain indebtedness	(584)	(243)

Net increase to amortization of deferred financing costs	$1,514	$806

(5)	Reflects the elimination of the provision for income taxes due to election to be taxed as a REIT.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of (1) our financial condition immediately following the Spin-Off and (2) Ensign Properties’ historical results of operations, consisting of the carve-out business of the entities that own the SNFs, ALFs and ILFs that we own following the Spin-Off, and the operations of the three ILFs that we operate following the Spin-Off. The following should be read in conjunction with Ensign Properties’ combined historical financial statements and accompanying notes, our consolidated and combined financial statements and accompanying notes, as well as the unaudited pro forma consolidated and combined income statements and accompanying notes, each of which are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this prospectus. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Prior to the Spin-Off, we did not operate our business separate from Ensign. Ensign Properties’ historical results of operations include the results of operations of the entities that own and operate, as applicable, the properties that Ensign contributed to us prior to the Spin-Off, and our management believes the assumptions underlying Ensign Properties’ combined historical financial statements and accompanying notes are reasonable. However, such combined financial statements may not necessarily reflect our financial condition and results of operations in the future, or what they would have been had we been a separate, stand-alone company during the periods presented.

Overview

CareTrust was formed on October 29, 2013, as a wholly owned subsidiary of Ensign. On June 1, 2014, Ensign completed the separation of its healthcare business and its real estate business into two separate and independent publicly traded companies through the distribution of all of the outstanding shares of CareTrust common stock to Ensign stockholders on a pro rata basis. The Spin-Off was effective from and after June 1, 2014, with shares of our common stock distributed to Ensign stockholders on June 2, 2014. CareTrust holds substantially all of the real property that was previously owned by Ensign. As of June 30, 2014, CareTrust’s portfolio consisted of 97 SNFs, ALFs and ILFs. All of these properties are leased to Ensign under the Master Leases, except for three ILFs that CareTrust operates. As of June 30, 2014, the 94 facilities leased to Ensign had a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three ILFs operated by CareTrust had a total of 264 units and are located in Texas and Utah.

We are a separate and independent publicly traded, self-administered, self-managed REIT primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. We generate revenues primarily by leasing healthcare-related properties to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes.

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held through the Operating Partnership. The Operating Partnership is managed by CareTrust’s wholly owned subsidiary, CareTrust GP, LLC, which is the sole general partner of the Operating Partnership. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains.

Components of Our Revenues and Expenses

Revenues

Our earnings are primarily attributable to the rental revenue from the lease of our properties to Ensign pursuant to the Master Leases. The Master Leases consist of eight triple-net leases pursuant to which Ensign is responsible for all facility maintenance and repair, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. The rent is a fixed component that was initially set near the time of the Spin-Off. The annual revenues from the Master Leases are currently $56.0 million. Commencing June 1, 2016, the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent.

General and Administrative Expenses

General and administrative costs consist of items such as compensation costs (including stock based compensation awards), professional services, office costs and other costs associated with administrative activities. To the extent requested by us, Ensign will provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement. The fees charged to us by Ensign for these transition services approximate the actual cost incurred by Ensign in providing such transition services to us for the relevant period.

General and administrative expenses are anticipated to be approximately $4.5 million to $5.0 million in the first year after the Spin-Off, consisting of cash compensation, professional services, administration and other costs and transitional services costs. These amounts were determined based on the experience of management and discussions with outside service providers, consultants and advisors. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts. The details of our future anticipated equity grants and incentive-based cash compensation have not yet been determined for our executive officers. The amount of compensation-related expense, including incentive-based cash compensation and non-cash stock compensation expense, actually incurred by us in the first year after the Spin-Off will be based on determinations by our compensation committee.

Depreciation and Amortization Expense

We incur depreciation and amortization expense for the property and equipment transferred to us from Ensign, and we expect such expense to be approximately $22.0 million in the first year after the Spin-Off. This amount was determined based on annualizing the depreciation and amortization expense for the six months ended June 30, 2014 and taking into account certain assets that were not transferred to CareTrust.

Revenues and Operating Expenses of Our Independent Living Operations

We own and operate three ILFs. We anticipate these three ILFs will generate annual net revenues of approximately $2.5 million and incur annual operating expenses of approximately $2.2 million in the first year after the Spin-Off. These amounts were determined based on annualizing the net revenues and operating expenses of these facilities for the six months ended June 30, 2014.

Interest Expense

We incur interest expense from our borrowing obligations. Our debt outstanding as of June 30, 2014 was approximately $359.5 million, and our annual interest costs are approximately $24.0 million which includes deferred financing costs. Our weighted average interest rate for debt outstanding as of June 30, 2014 is approximately 5.8%. See “— Liquidity and Capital Resources” below for more information.

Results of Operations

Basis of Presentation

Prior to the Spin-Off, the combined financial statements were prepared on a stand-alone basis and were derived from the accounting records of Ensign (which are not included in this prospectus). These statements reflect the combined historical financial condition and results of operations of the carve-out business of the entities that own the SNFs, ALFs and ILFs that we own, and the operations of the three ILFs that we operate, in accordance with GAAP. Subsequent to the Spin-Off, the financial statements were prepared on a consolidated basis as the entities that own the properties are now wholly owned subsidiaries of CareTrust. All intercompany transactions and accounts have been eliminated.

Operating Results

Our primary business consists of acquiring, financing and owning real property to be leased to third party tenants in the healthcare sector. As of June 30, 2014, the 94 facilities leased to Ensign had a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three ILFs operated by CareTrust had a total of 264 units and are located in Texas and Utah.

Non-GAAP Measurements

We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe that FFO, as defined by NAREIT, and FAD are important non-GAAP supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges and adjustments for unconsolidated partnerships and joint ventures. We compute FFO in accordance with NAREIT’s definition. FAD is defined as FFO excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs and the effects of straight-line rent. We believe that the use of FFO and FAD, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and FAD to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges and real estate depreciation and amortization, and, for FAD, by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and FAD can help investors compare our operating performance between periods and to other REITs. While FFO and FAD are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. FFO and FAD do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and FAD may not be comparable to FFO and FAD reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define FAD differently than we do.

The following table reconciles our calculations of FFO and FAD to net income, the most directly comparable GAAP financial measure for the years ended December 31, 2013, 2012, and 2011, for the six months ended June 30, 2014 and on a pro forma basis for the year ended December 31, 2013 and for the six months ended June 30, 2014:

	For the Six Months Ended June 30,		For the Year Ended December 31
	Pro Forma 2014	2014	Pro Forma 2013	2013	2012	2011
	(in thousands)
Net income (loss)	$(10,016)	$(10,740)	$4,919	$(395)	$110	$(5,341)
Depreciation and amortization	10,365	12,269	19,467	23,418	21,103	16,618

FFO	349	1,529	24,386	23,023	21,213	11,277
Stock-based compensation	8	8	18	18	15	15
Amortization of deferred financing costs and debt discount	1,272	466	2,213	699	705	601

FAD	$1,629	$2,003	$26,617	$23,740	$21,933	$11,893

See “— Components of Our Revenues and Expenses” for a discussion of our forecasted revenues, general and administrative expenses and interest expense amounts.

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013:

	Three Months Ended June 30,		Increase (Decrease)	Percentage Difference
	2014	2013
	(dollars in thousands)
Revenues:
Rental income	$12,205	$10,231	$1,974	19%
Tenant reimbursement	1,237	1,219	18	1%
Other revenue	623	602	21	3%
Expenses:
Depreciation and amortization	6,070	5,802	268	5%
Interest expense	6,452	3,073	3,379	110%
Loss on extinguishment of debt	4,067	—	4,067	*
Property taxes	1,237	1,219	18	1%
Acquisition costs	—	211	(211)	*
Operating expenses	555	415	140	34%
General and administrative	6,009	730	5,279	*
Provision for income taxes	17	61	(44)	73%

*	not meaningful

Rental income. Rental income was $12.2 million for the three months ended June 30, 2014 compared to $10.2 million for the three months ended June 30, 2013. The $2.0 million increase in rental income is due to the incremental new rent in place after the Spin-Off of $0.9 million and an increase of $1.1 million from ten properties acquired after January 1, 2013.

Depreciation and amortization. Depreciation and amortization expense increased $0.3 million or 5% for the three months ended June 30, 2014 to $6.1 million compared to $5.8 million for the three months ended June 30, 2013. The $0.3 million increase in depreciation and amortization was primarily due to 10 properties acquired after January 1, 2013.

Interest expense. Interest expense increased $3.4 million or 110% for the three months ended June 30, 2014 to $6.5 million compared to $3.1 for the three months ended June 30, 2013. The increase was due to higher net borrowings after the Spin-Off as well as higher borrowings prior to the Spin-Off as compared to the prior year three month period and a $1.7 million loss on the settlement of an interest rate swap in the three months ended June 30, 2014 as a result of the early retirement of Ensign’s senior credit facility.

Loss on extinguishment of debt. As a result of the Spin-Off, we incurred prepayment penalties associated with the early retirement of some of the mortgage notes payable, and also wrote-off the deferred financing fees and debt discount associated with the repaid debt.

General and administrative expense. General and administrative expense increased $5.3 million for the three months ended June 30, 2014 to $6.0 million compared to $0.7 million for the three months ended June 30, 2013. The $5.3 million increase is primarily related to legal and other costs related to the Spin-Off.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013:

	Six Months Ended June 30,		Increase (Decrease)	Percentage Difference
	2014	2013
	(dollars in thousands)
Revenues:
Rental income	$23,228	$19,736	$3,492	18%
Tenant reimbursement	2,498	2,438	60	2%
Other revenue	1,210	1,214	(4)	*
Expenses:
Depreciation and amortization	12,269	11,392	877	8%
Interest expense	9,779	6,183	3,596	58%
Loss on extinguishment of debt	4,067	—	4,067	*
Property taxes	2,498	2,438	60	2%
Acquisition costs	—	211	(211)	*
Operating expenses	1,098	946	152	16%
General and administrative	7,912	1,068	6,844	*
Provision for income taxes	53	84	(31)	(37)%

*	not meaningful

Rental income. Rental income was $23.2 million for the six months ended June 30, 2014 compared to $19.7 million for the six months ended June 30, 2013. The $3.5 million increase in rental income is primarily due to an increase of $2.6 million from ten properties acquired after January 1, 2013 and $0.9 million from the incremental new rent in place after the Spin-Off.

Depreciation and amortization. Depreciation and amortization expense increased $0.9 million or 8% for the six months ended June 30, 2014 to $12.3 million compared to $11.4 million for the six months ended June 30, 2013. The $0.9 million increase in depreciation and amortization was primarily due to the 10 properties acquired after January 1, 2013.

Interest expense. Interest expense increased $3.6 million or 58% for the six months ended June 30, 2014 to $9.8 million compared to $6.2 million for the six months ended June 30, 2013. The increase was due to higher net borrowings after the Spin-Off as well as higher borrowings prior to the Spin-Off as compared to the prior year six month period and a $1.7 million loss on the settlement of an interest rate swap in the six months ended June 30, 2014 as a result of the early retirement of Ensign’s senior credit facility.

Loss on extinguishment of debt. As a result of the Spin-Off, we incurred prepayment penalties associated with the early retirement of some of the mortgage notes payable, and also wrote-off the deferred financing fees and debt discount associated with the repaid debt.

General and administrative expense. General and administrative expense increased $6.8 million for the six months ended June 30, 2014 to $7.9 million compared to $1.1 million for the six months ended June 30, 2013. The $6.8 million increase is primarily related to legal and other costs related to the Spin-Off.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012:

	Year Ended December 31,		Increase (Decrease)	Percentage Difference
	2013	2012
	(dollars in thousands)
Revenues:
Rental income	$41,242	$35,048	$6,194	18%
Tenant reimbursement	5,168	4,470	698	16%
Other revenue	2,386	2,545	(159)	(6%)
Expenses:
Depreciation and amortization	23,418	21,103	2,315	11%
Interest expense	11,948	11,502	446	4%
Interest — amortization of deferred financing costs	699	705	(6)	(1%)
Property taxes	5,168	4,470	698	16%
Acquisition costs	255	189	66	35%
Operating expenses	2,138	2,074	64	3%
General and administrative	5,442	1,788	3,654	204%
Provision for income taxes	123	122	1	1%

Rental income. Rental income was $41.2 million for the year ended December 31, 2013 compared to $35.0 million for the year ended December 31, 2012. The $6.2 million increase in rental income was primarily due to an increase of $4.5 million from 19 properties acquired after January 1, 2012.

Other revenue. Other revenue was $2.4 million for the year ended December 31, 2013 compared to $2.5 million for the year ended December 31, 2012. These revenues primarily relate to the three ILFs we operate following the Spin-Off. The decrease in revenue was due to a decline in occupancy and a slight decline in average daily rate.

Depreciation and amortization. Depreciation and amortization expense increased $2.3 million or 11% for the year ended December 31, 2013 to $23.4 million compared to $21.1 million for the year ended December 31, 2012. The $2.3 million increase in depreciation and amortization was primarily due to an increase of $1.4 million from 19 properties acquired after January 1, 2012.

Interest expense. Interest expense increased $0.4 million or 4% for the year ended December 31, 2013 to $11.9 million compared to $11.5 million for the year ended December 31, 2012. The increase was due to higher borrowings under Ensign’s senior secured revolving credit facility slightly offset by lower interest expense on Ensign’s secured mortgage indebtedness and Ensign’s senior secured term loan.

Interest — amortization of deferred financing costs. We incur interest amortization of deferred financing costs related to our indebtedness. During the years ended December 31, 2013 and December 31, 2012, we incurred approximately $0.7 million of such amortization.

General and administrative expense. General and administrative expense increased $3.7 million or 204% for the year ended December 31, 2013 to $5.4 million compared to $1.8 million for the year ended December 31, 2012. The $3.7 million net increase was primarily related to legal and other costs related to the Spin-Off of $4.0 million, slightly offset by a decline in other expenses.

Provision for income taxes. Provision for income taxes for the years ended December 31, 2013 and 2012 was $0.1 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011:

	Year Ended December 31,		Increase (Decrease)	Percentage Difference
	2012	2011
	(dollars in thousands)
Revenues:
Rental income	$35,048	$26,213	$8,835	34%
Tenant reimbursement	4,470	3,912	558	14%
Other revenue	2,545	1,816	729	40%
Expenses:
Depreciation and amortization	21,103	16,618	4,485	27%
Interest expense	11,502	10,505	997	9%
Interest — amortization of deferred financing costs	705	601	104	17%
Loss on extinguishment of debt	—	2,542	(2,542)	*
Property taxes	4,470	3,912	558	14%
Acquisition costs	189	467	(278)	(60%)
Operating expenses	2,074	1,433	641	45%
General and administrative	1,788	2,377	(589)	(25%)
Provision for income taxes	122	(1,173)	1,295	*

*	not meaningful

Rental income. Rental income was $35.0 million for the year ended December 31, 2012 compared to $26.2 million for the year ended December 31, 2011. The $8.8 million increase in rental income was primarily due to an increase of $6.4 million from 30 properties acquired after January 1, 2011. Amounts due under the terms do not have contingent rental income that may be derived from our properties.

Other revenue. Other revenue was $2.5 million for the year ended December 31, 2012 compared to $1.8 million for the year ended December 31, 2011. The increase in revenue primarily related to the acquisition of an ILF in December 2011.

Depreciation and amortization. Depreciation and amortization expense increased $4.5 million or 27% for the year ended December 31, 2012 to $21.1 million compared to $16.6 million for the year ended December 31, 2012. The increase in depreciation and amortization was primarily due to an increase of $2.4 million from 30 properties acquired after January 1, 2011.

Interest expense. We incur interest expense comprised of costs of borrowings. During the years ended December 31, 2012 and December 31, 2011, we incurred approximately $11.5 million and $10.5 million of interest expense, respectively. The increase in interest was primarily related to an increase in debt of approximately $20 million which was offset by lower effective interest rates.

Interest — amortization of deferred financing costs. We incur interest amortization of deferred financing costs related to our indebtedness. During the year ended December 31, 2012, we expensed approximately $0.7 million compared to $0.6 million for the year ended December 31, 2011.

Loss on extinguishment of debt. The loss on extinguishment of debt for the year ended December 31, 2011 related to an exit fee and related extinguishment fee of $2.5 million which was paid in connection with the termination of a revolving credit facility and prepayment of indebtedness under the Fourth Amended and Restated Loan Agreement by and among specified subsidiaries of Ensign as borrowers thereunder, General Electric Capital Corporation, and the other lenders thereunder, dated as of November 6, 2009.

General and administrative expense. General and administrative expense decreased $0.6 million or 25% for the year ended December 31, 2012 to $1.8 million, compared to $2.4 million for the year December 31, 2011. The $0.6 million net decrease was primarily related to decreases in executive compensation.

Provision for income taxes. Provision for income taxes was $0.1 million for the year ended December 31, 2012 compared to benefit from income taxes of $1.2 million for the year ended December 31, 2011. This change resulted from the change in income before income taxes and change in the effective tax rate.

Liquidity and Capital Resources

We will be required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our stockholders on an annual basis in order to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly dividends to common stockholders from cash flow from operating activities. All such dividends are at the discretion of our board of directors.

In order to comply with certain REIT qualification requirements, we will declare and distribute a special dividend to stockholders equal to the amount of accumulated E&P allocated to us in the Spin-Off. We refer to this special dividend as the Purging Distribution because it is intended to purge us of E&P attributable to the period prior to our first taxable year as a REIT. The amount of accumulated E&P allocated to us in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. We expect to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is estimated to be between $350.0 million and $385.0 million. The amount of Ensign’s E&P allocated to us will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. We will pay the Purging Distribution in a combination of cash and shares of CareTrust common stock with an aggregate value equal to the E&P allocated to us. Our board of directors will determine the portion that will be paid in cash at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders.

We believe that our available cash, expected operating cash flows and the availability under the Credit Facility will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following the Spin-Off.

We intend to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, borrowings available to us pursuant to the Credit Facility, future borrowings or the proceeds from additional issuances of common stock or other securities. In addition, we may seek financing from U.S. government agencies, including through Fannie Mae and the U.S. Department of Housing and Urban Development, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

Although we are subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock or other debt or equity securities, on terms that are acceptable to us or at all.

Cash Flows

The following table presents selected data from our combined statements of cash flows for the periods presented (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
Net cash provided by operating activities	$14,012	$24,136	$26,632	$13,057	$7,553
Net cash used in investing activities	(143,757)	(49,505)	(54,733)	(40,223)	(19,009)
Net cash provided by financing activities	129,863	25,008	28,261	27,210	90,906

Net increase (decrease) in cash and cash equivalents	118	(361)	160	44	79,450
Cash and cash equivalents at beginning of period	978	1,096	735	735	895

Cash and cash equivalents at end of period	$1,096	$735	$895	$779	$80,345

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by operating activities for the six months ended June 30, 2014 was $7.6 million compared to $13.1 million for the six months ended June 30, 2013, a decrease of $5.5 million. The decrease was primarily due to an increase of $6.8 million of general and administrative expenses for costs associated with the Spin-Off and $2.0 million of prepayment penalties associated with the early retirement of debt offset by an increase of $3.5 million in rental income.

Net cash used in investing activities for the six months ended June 30, 2014 was $19.0 million compared to $40.2 million for the six months ended June 30, 2013, a decrease of $21.2 million. The decrease was primarily the result of a $31.3 million decrease in acquisitions offset by a $9.5 million increase in purchases of equipment, furniture and fixtures.

Net cash provided by financing activities for the six months ended June 30, 2014 was $90.9 million compared to $27.2 million for the six months ended June 30, 2013, an increase of $63.7 million. This increase was primarily due to a net increase in debt totaling $93.1 million offset by a decrease in net contribution from Ensign of $17.2 million and net cash payments of deferred financing costs of $12.2 million.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities for the year ended December 31, 2013 was $26.6 million compared to $24.1 million for the year ended December 31, 2012, an increase of $2.5 million. The increase was primarily due to our improved operating results, which contributed $24.1 million in 2013 after adding back depreciation and amortization, deferred income taxes, and loss on disposition of equipment, furniture, and fixtures (non-cash charges), as compared to $22.2 million for 2012, an increase of $1.9 million.

Net cash used in investing activities for the year ended December 31, 2013 was $54.7 million compared to $49.5 million for the year ended December 31, 2012, an increase of $5.2 million. The increase was primarily the result of $55.6 million in cash paid for acquisitions of real estate and purchased equipment, furniture and fixtures in the year ended December 31, 2013 compared to $49.8 million in the year ended December 31, 2012.

Net cash provided by financing activities for the year ended December 31, 2013 was $28.3 million compared to $25.0 million for the year ended December 31, 2012, an increase of $3.3 million. This increase was due to the following: issuance of debt totaling $58.7 million for the year ended December 31, 2013 compared to $36.5 million for the year ended December 31, 2012, an increase of $22.2 million; principal payments on long-term debt totaling $7.2 million for the year ended December 31, 2013 compared to $16.8 million for the year ended December 31, 2012, a decrease of $9.6 million; payments of deferred financing costs totaling $0.7 million for the year ended December 31, 2013 compared to $0.2 million for the year ended December 31, 2012, an increase of $0.5 million; and net distribution to Ensign totaling $22.5 million for the year ended December 31, 2013 compared to a net contribution from Ensign of $5.6 million for the year ended December 31, 2012, a change of $28.1 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by operating activities for the year ended December 31, 2012 was $24.1 million compared to $14.0 million for the year ended December 31, 2011, an increase of $10.1 million. The increase was primarily due to our improved operating results, which contributed $22.2 million in 2012 after adding back depreciation and amortization, deferred income taxes, loss on extinguishment of debt, and loss on disposition of equipment, furniture, and fixtures (non-cash charges), as compared to $13.4 million for 2011, an increase of $8.8 million.

Net cash used in investing activities for the year ended December 31, 2012 was $49.5 million compared to $143.8 million for the year ended December 31, 2011, a decrease of $94.3 million. The decrease was primarily the result of $49.8 million in cash paid for acquisitions of real estate and purchased equipment, furniture and fixtures in the year ended December 31, 2012 compared to $144.5 million in the year ended December 31, 2011.

Net cash provided by financing activities for the year ended December 31, 2012 was $25.0 million as compared to $129.9 million for the year ended December 31, 2011, a decrease of $104.9 million. This decrease was primarily due to a net contribution of $5.6 million from Ensign during the year ended December 31, 2012 as compared to a net contribution of $88.7 million from Ensign during the year ended December 31, 2011, as well as a decrease in proceeds received from issuance of debt from $90.0 million for the year ended December 31, 2011 to $36.5 million for the year ended December 31, 2012. These decreases were partially offset by a reduction in long-term debt principal repayments from $44.8 million for the year ended December 31, 2011 to $16.8 million for the year ended December 31, 2012. The remaining decrease is offset by cash paid for extinguishment of debt and reduction in payments of deferred financing costs.

Indebtedness

In addition to the Notes, the Operating Partnership is also party to the Credit Facility, and certain of our subsidiaries have incurred debt pursuant to the GECC Loan. As of June 30, 2014, we were in compliance with all applicable financial covenants under the Credit Agreement (as defined below). As of June 30, 2014, we were in compliance with all applicable financial covenants under the GECC Loan. For more information about the Notes, the Credit Facility and the GECC Loan, see “Description of Our Other Indebtedness” and “Description of the New Notes.”

Obligations and Commitments

The following table summarizes our contractual obligations and commitments at June 30, 2014.

	Payments Due by Period
	Total	Less than 1 Year	1 Year to Less than 3 Years	3 Years to less than 5 Years	More than 5 years
	(in thousands)
Notes(1)	$366,925	$15,275	$30,550	$30,550	$290,550
Credit Facility(2)	2,938	750	1,500	688	—
Mortgage notes payable(3)	115,772	8,142	107,320	266	44

Total	$485,635	$24,167	$139,370	$31,504	$290,594

(1)	Amounts include interest payments of $106.9 million.
(2)	Represents the unused revolving credit facility fee.
(3)	Amounts include interest payments of $16.0 million.

In addition to the offering of the Old Notes, in connection with the Spin-Off we assumed Ensign’s then-existing secured mortgage indebtedness (approximately $48.3 million) on ten of the properties that we own. We increased our secured mortgage indebtedness on these ten properties by approximately $50.7 million at the time of the Spin-Off. We also entered into the Credit Facility in an aggregate principal amount of $150.0 million. See “CareTrust’s Unaudited Pro Forma Consolidated and Combined Income Statements” and “Description of Our Other Indebtedness” for further description of this other indebtedness.

Capital Expenditures

We anticipate incurring average annual capital expenditures of $400 to $500 per unit in connection with the operations of our three ILFs. Capital expenditures for each property leased under the Master Leases are generally the responsibility of the tenant, except that the tenant will have an option to require us to finance certain capital expenditures up to an aggregate of 20% of our initial investment in such property.

Critical Accounting Policies

Estimates

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our consolidated and combined financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the accounting for income taxes, real estate properties, impairment of long-lived assets, fair value of financial instruments, revenue recognition and derivatives and hedging activities as critical accounting estimates, as they are the most important to our financial statement presentation and require difficult, subjective and complex judgments.

We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated and combined financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated and combined financial statements, the resulting changes could have a material adverse effect on our consolidated and combined results of operations and, in certain situations, could have a material adverse effect on our consolidated and combined financial condition.

Emerging Growth Company

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

Income Taxes

We anticipate that we will qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2014, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Historically, our operations have been included in Ensign’s U.S. federal and state income tax returns and all income taxes have been paid by Ensign. Income tax expense and other income tax related information contained in these consolidated and combined financial statements are presented on a separate tax return basis as if we filed our own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, our consolidated and combined financial statements may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone company during the periods presented.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. We generally expect to fully utilize our deferred tax assets; however, when necessary, we record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

When we take uncertain income tax positions that do not meet the recognition criteria, we record a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, we must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, we make certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in relevant fields. Due to certain risks associated with our estimates and assumptions, actual results could differ.

Real Estate Properties

Real estate properties consist of land, buildings and improvements, integral equipment, furniture and fixtures, and are stated at historical cost. Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred, and significant replacements and betterments are capitalized.

Impairment of Long-Lived Assets

Management periodically evaluates our real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. Management also assesses the carrying value of our real estate investments whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If we decide to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Our ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Revenue Recognition

We recognize rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor, and, with respect to purchasing goods and services from third-party suppliers, we have discretion in selecting the supplier and bear the associated credit risk. The authoritative guidance does not provide for the recognition of contingent revenue until all possible contingencies have been eliminated.

Derivatives and Hedging Activities

We evaluate variable and fixed interest rate risk exposure on a routine basis, and to the extent we believe that it is appropriate, we will offset most of our variable risk exposure by entering into interest rate swap agreements. It is our policy to only utilize derivative instruments for hedging purposes (i.e., not for speculation). We formally designate our interest rate swap agreements as hedges and document all relationships between hedging instruments and hedged items. We formally assess effectiveness of our hedging relationships, both at the hedge inception and on an ongoing basis, then measure and record ineffectiveness. We would discontinue hedge accounting prospectively (1) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (2) when the derivative expires or is sold, terminated or exercised, (3) if it is no longer probable that the forecasted transaction will occur, or (4) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The interest rate swap was settled in the six months ended June 30, 2014, and is carried at fair value on the balance sheet at December 31, 2013.

Dividends

We intend to elect to be taxed and intend to conduct our operations to qualify as a REIT for U.S. federal income tax purposes. We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per share of common stock, but not earnings calculated pursuant to GAAP. Our dividends and taxable and GAAP earnings will typically differ due to items such as fair value adjustments, differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share.

In order to comply with certain REIT qualification requirements, we will declare and distribute a special dividend to stockholders equal to the amount of accumulated E&P allocated to us in the Spin-Off. We refer to this special dividend as the Purging Distribution because it is intended to purge us of E&P attributable to the period prior to our first taxable year as a REIT. The amount of accumulated E&P allocated to us in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. We expect to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is estimated to be between $350.0 million and $385.0 million. The amount of Ensign’s E&P allocated to us will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. We will pay the Purging Distribution in a combination of cash and shares of CareTrust common stock with an aggregate value equal to the E&P allocated to us. Our board of directors will determine the portion that will be paid in cash at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk with respect to our variable rate indebtedness under the GECC Loan. Approximately $50.7 million of the GECC Loan bears interest at a floating rate equal to three-month LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25-year amortization. The remaining approximately $48.3 million of the GECC Loan bears interest at a blended rate of 7.25% per annum until, but not including, June 29, 2016, and thereafter at the floating rate described above.

Our Credit Facility provides for revolving commitments in an aggregate principal amount of $150.0 million from a syndicate of banks and other financial institutions. At June 30, 2014, we had $84.2 million in borrowings available under the Credit Facility (given the borrowing base requirements of the Credit Facility), and no outstanding borrowings under the Credit Facility. The interest rates per annum applicable to loans under the Credit Facility are, at the Operating Partnership’s option, equal to either a base rate plus a margin ranging from 1.00% to 1.50% per annum or LIBOR plus a margin ranging from 2.00% to 2.50% per annum, based on the debt to asset value ratio of the Operating Partnership and its subsidiaries.

An increase in interest rates could make the financing of any acquisition by us more costly as well as increase the costs of our variable rate debt obligations. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. Assuming a 100 basis point increase in the interest rate related to our variable rate debt, and assuming no change in our outstanding debt balance as described above, monthly interest expense under the floating rate portion of the GECC Loan would have increased $42,000 for June 2014.

We may, in the future, manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. As of June 30, 2014, we had no swap agreements to hedge our interest rate risks. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See “Risk Factors — Risks Related to Our Status as a REIT — Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.”

BUSINESS

Overview

CareTrust was formed on October 29, 2013, as a wholly owned subsidiary of Ensign. On June 1, 2014, Ensign completed the separation of its healthcare business and its real estate business into two separate and independent publicly traded companies through the distribution of all of the outstanding shares of CareTrust common stock to Ensign stockholders on a pro rata basis. The Spin-Off was effective from and after June 1, 2014, with shares of our common stock distributed to Ensign stockholders on June 2, 2014. CareTrust holds substantially all of the real property that was previously owned by Ensign. As of June 30, 2014, CareTrust’s portfolio consisted of 97 SNFs, ALFs and ILFs. All of these properties are leased to Ensign under the Master Leases, except for three ILFs that CareTrust operates. As of June 30, 2014, the 94 facilities leased to Ensign had a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three ILFs operated by CareTrust had a total of 264 units and are located in Texas and Utah.

CareTrust is a separate and independent publicly traded, self-administered, self-managed REIT primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. We generate revenues primarily by leasing healthcare-related properties to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional healthcare-related properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes. While growing our portfolio, maintaining balance sheet strength and liquidity will be a priority.

Portfolio Summary

We have a geographically diverse portfolio of properties, consisting of the following types:

•	Skilled Nursing Facilities. SNFs are licensed healthcare facilities that provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. Charges for these services are generally paid from a combination of government reimbursement and private sources. As of June 30, 2014, our portfolio included 82 SNFs, ten of which include assisted or independent living operations. All of these SNFs are operated by Ensign under the Master Leases.

•	Assisted Living Facilities. ALFs are licensed healthcare facilities that provide personal care services, support and housing for those who need help with activities of daily living, such as bathing, eating and dressing, yet require limited medical care. The programs and services may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Certain ALFs may offer higher levels of personal assistance for residents requiring memory care as a result of Alzheimer’s disease or other forms of dementia. Levels of personal assistance are based in part on local regulations. As of June 30, 2014, our portfolio included 11 ALFs, some of which also contain independent living units. All of these ALFs are operated by Ensign under the Master Leases.

•

Independent Living Facilities. ILFs, also known as retirement communities or senior apartments, are not healthcare facilities. The facilities typically consist of entirely self-contained apartments, complete with their own kitchens, baths and individual living spaces, as well as parking for tenant vehicles. They are most often rented unfurnished, and generally can be personalized by the tenants, typically an individual or a couple over the age of 55. These facilities offer various services and amenities such as laundry, housekeeping, dining options/meal plans, exercise and wellness programs, transportation, social, cultural and recreational activities, on-site security and emergency response programs. As of June 30, 2014, our portfolio of four ILFs includes one that is operated by Ensign and three that are operated by us.

Our portfolio of SNFs, ALFs and ILFs is broadly diversified by geographic location throughout the western United States, with concentrations in Texas and California. Our properties are grouped into four categories: (1) SNFs — these are properties that are comprised exclusively of SNFs; (2) Skilled Nursing Campuses — these are properties that include a combination of SNFs and ALFs or ILFs or both; (3) ALFs and ILFs — these are properties that include ALFs or ILFs, or a combination of the two; and (4) ILFs operated by CareTrust — these are ILFs operated by CareTrust, unlike the other properties, which are leased to a third-party operator, currently Ensign.

Occupancy information in the following tables is based on information provided by Ensign without independent verification by us. Revenue and rental income information in the following tables for the years ended December 31, 2011, 2012 and 2013 is based on the historical financial statements of Ensign Properties. Revenue and rental income information in the following tables for the six months ended June 30, 2014 is based on the historical financial statements of CareTrust.

Properties by Type:

The following table displays the geographic distribution of our facilities by property type and the related number of operational bed and units available for occupancy by asset class, as of June 30, 2014. The number of beds or units that are operational may be less than the official licensed capacity.

	Total(1)		SNFs		Skilled Nursing Campuses				ALFs and ILFs(1)
State	Properties	Beds	Facilities	Beds	Campuses	SNF Beds	ALF Beds	ILF Units	Facilities	Units
CA	18	1,991	14	1,465	2	158	121	24	2	223
TX	27	3,241	22	2,699	1	123	77	20	4	322
AZ	10	1,327	7	799	1	162	100	—	2	266
UT	12	1,305	9	907	1	235	37	—	2	126
CO	5	463	3	210	—	—	—	—	2	253
ID	6	477	5	408	1	45	24	—	—	—
WA	6	555	5	453	—	—	—	—	1	102
NV	3	304	1	92	—	—	—	—	2	212
NE	5	366	3	220	2	105	41	—	—	—
IA	5	356	3	185	2	109	62	—	—	—

Total	97	10,385	72	7,438	10	937	462	44	15	1,504

(1)	ALFs and ILFs include ALFs or ILFs, or a combination of the two, operated by Ensign and three ILFs operated by CareTrust.

Occupancy by Property Type:

The following table displays occupancy by property type for each of the years ended December 31, 2013, 2012 and 2011 and for the three months ended March 31, 2014. Percentage occupancy in the below table is computed by dividing the average daily number of beds occupied by the total number of beds available for use during the periods indicated (beds of acquired facilities are included in the computation following the date of acquisition only).

	Three Months Ended March 31,	Year Ended December 31,
Property Type	2014	2013	2012	2011
Facilities Leased to Ensign:
SNFs	75%	75%	78%	78%
Skilled Nursing Campuses	79%	77%	77%	78%
ALFs and ILFs	84%	83%	78%	82%
Facilities Operated by CareTrust:
ILFs	72%	73%	77%	83%

Property Type — Rental Income:

The following tables display the annual rental income, total beds/units and the average monthly rental income per bed/unit for each property type for the year ended December 31, 2013 and for the six months ended June 30, 2014.

	For the Six Months Ended June 30, 2014
Property Type	Rental Income (in thousands)(1)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(2)
SNFs	$17,495	75%	7,438	$392
Skilled Nursing Campuses	3,373	15%	1,443	390
ALFs and ILFs	2,360	10%	1,240	317

Total	$23,228	100%	10,121	382

	For the Year Ended December 31, 2013
Property Type	Rental Income (in thousands)(1)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(2)
SNFs	$31,005	75%	7,438	$357
Skilled Nursing Campuses	6,192	15%	1,443	358
ALFs and ILFs	4,045	10%	1,240	304

Total	$41,242	100%	10,121	351

(1)	Does not reflect the full amount of rental income from subsidiaries of Ensign that is payable pursuant to the Master Leases.
(2)	Average monthly rental income per bed/unit is equivalent to average effective rent per bed/unit.

Geographic Concentration — Rental Income:

The following table displays the geographic distribution of annual rental income for the year ended December 31, 2013 and for the six months ended June 30, 2014.

	For the Six Months Ended June 30, 2014		For the Year Ended December 31, 2013
State	Rental Income (in thousands)(1)	Percent of Total	Rental Income (in thousands)(1)	Percent of Total
CA	$5,260	23%	$9,022	22%
TX	6,070	26%	11,108	26%
AZ	3,194	14%	5,262	13%
UT	3,135	13%	5,942	14%
CO	833	4%	1,512	4%
ID	1,037	4%	1,837	4%
WA	1,336	6%	1,903	5%
NV	741	3%	1,540	4%
NE	796	3%	1,492	4%
IA	826	4%	1,624	4%

Total	$23,228	100%	$41,242	100%

(1)	Does not reflect the full amount of rental income from subsidiaries of Ensign that is payable pursuant to the Master Leases.

ILFs Operated by CareTrust:

The following table displays the geographic distribution of ILFs operated by CareTrust and the related number of operational units available for occupancy as of June 30, 2014. The following table also displays the average monthly revenue per occupied unit for the year ended December 31, 2013 and for the six months ended June 30, 2014.

			For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
State	Facilities	Units	Average Monthly Revenue Per Occupied Unit(1)	Average Monthly Revenue Per Occupied Unit(1)
TX	2	207	$1,177	$1,187
UT	1	57	1,208	1,204

Total	3	264	1,183	1,192

(1)	Average monthly revenue per occupied unit is equivalent to average effective rent per unit, as the operator does not offer tenants free rent or other concessions.

We view our ownership and operation of the three ILFs as complementary to our real estate business. Our goal is to provide enhanced focus on their operations to improve their financial and operating performance. The three ILFs that we own and operate are:

•	Lakeland Hills Independent Living, located in Dallas, Texas with 168 units as of June 30, 2014;

•	The Cottages at Golden Acres, located in Dallas, Texas with 39 units as of June 30, 2014; and

•	The Apartments at St. Joseph Villa, located in Salt Lake City, Utah with 57 units as of June 30, 2014.

Ten of our properties are subject to secured mortgage indebtedness to the GECC Loan. In connection with the Spin-Off, we assumed $48.3 million of secured mortgage indebtedness from Ensign. This pre-existing portion of secured mortgage indebtedness bears interest at a blended rate of 7.25% and matures in June 2016. Based on the 25-year amortization, the principal amount due at maturity will be $45.4 million. In connection with the Spin-Off, we increased the amount of secured mortgage indebtedness on the same 10 properties with an additional advance from the GECC Loan in an amount of approximately $50.7 million. The additional advance bears interest at a floating rate equal to the three-month LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25-year amortization. The pre-existing secured mortgage indebtedness continues to bear interest at the existing interest rates until, but not including, June 29, 2016, and then converts to the floating rate described above. The GECC Loan, as modified, has a term of 36 months from the date of the new advance, plus two 12-month extension options, the exercise of which will be conditioned, in each case, on the absence of any then-existing default and the payment of an extension fee equal to 0.25% of the then-outstanding principal balance of the GECC Loan. The pre-existing portion of the GECC Loan, approximately $48.3 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after June 29, 2016. The additional portion of the GECC Loan, approximately $50.7 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after January 31, 2016.

Master Leases with Ensign

All of our properties (except for three ILFs) are leased to subsidiaries of Ensign pursuant to the Master Leases, which consist of eight triple-net leases, each with its own pool of properties, that have varying maturities and diversity in property geography. The Master Leases provide for initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease. The rent is a fixed component that was initially set near the time of the Spin-Off. The annual revenues from the Master Leases will be $56.0 million during each of the first two years of the Master Leases, which results in a lease coverage ratio of approximately 1.85 based on the ANOI from the leased properties for the 12 months ended March 31, 2014 (calculated assuming that all of the leased properties were owned for the full 12-month period). We define ANOI as earnings before interest, taxes, depreciation, amortization, and rent. A management fee equal to five percent of gross revenues is included as a reduction to ANOI. Commencing in the third year under the Master Leases, the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent. The Master Leases are guaranteed by Ensign. See “Our Relationship with Ensign Following the Spin-Off — Master Leases” for further description of the Master Leases, including a summary of the expirations of the Master Leases.

Because we lease substantially all of our properties to Ensign under the Master Leases, Ensign is the source of substantially all of our revenues, and Ensign’s financial condition and ability and willingness to satisfy its obligations under the Master Leases and its willingness to renew those leases upon expiration of the initial base terms thereof significantly impacts our revenues and our ability to service our indebtedness and to make distributions to our stockholders. There can be no assurance that Ensign has sufficient assets, income and access to financing to enable it to satisfy its obligations under the Master Leases, and any inability or unwillingness on its part to do so would have a material adverse effect on our business, financial condition, results of operations and liquidity, on our ability to service our indebtedness and other obligations and on our ability to pay dividends to our stockholders, as required for us to qualify, and maintain our status, as a REIT. We also cannot assure you that Ensign will elect to renew its lease arrangements with us upon expiration of the initial base terms or any renewal terms thereof or, if such leases are not renewed, that we can reposition the affected properties on the same or better terms. See “Risk Factors — Risks Related to Our Business — We are dependent on Ensign to make payments to us under the Master Leases, and an event that materially and adversely affects Ensign’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.”

Competitive Strengths

We believe that our ability to acquire, integrate and improve the facilities we will own will be a direct result of the following key competitive strengths:

Geographically Diverse Property Portfolio. Our properties are located in ten different states, with concentrations in Texas and California. The properties in any one state do not account for more than 31% of our total operational beds and units as of June 30, 2014. We believe this geographic diversification will limit the effect of changes in any one market on our overall performance.

Long-term, Triple-Net Lease Structure. All of our properties (except for three ILFs) are leased to subsidiaries of Ensign under the Master Leases, pursuant to which Ensign is responsible for all facility maintenance and repair, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. The Master Leases consist of eight leases, each with its own pool of properties, with initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease.

Financially Secure Tenant. Ensign is currently CareTrust’s only tenant. Ensign is an established provider of healthcare services with strong financial performance. Ensign is a publicly traded company that is subject to the reporting requirements of the Exchange Act, including being required to file periodic reports on Form 10-K and Form 10-Q with the SEC. Ensign’s SEC filings, which include SEC filed financial information, are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Ability to Identify Talented Operators. As a result of our management team’s operating experience and network of relationships and insight, we anticipate that we will be able to identify and pursue working relationships with qualified local, regional and national healthcare providers and seniors housing operators. We expect to continue our disciplined focus on pursuing investment opportunities, primarily with respect to stabilized assets but also some strategic investments in improving properties, while seeking dedicated and engaged operators who possess local market knowledge, have solid operating records and emphasize quality services and outcomes. We intend to support these operators by providing strategic capital for facility acquisition, upkeep and modernization. Our management team’s experience gives us a key competitive advantage in objectively evaluating an operator’s financial position, care and service programs, operating efficiencies and likely business prospects.

Experienced Management Team. Gregory K. Stapley, our President and Chief Executive Officer, has extensive experience in the real estate and healthcare industries. Mr. Stapley has more than 27 years of experience in the acquisition, development and disposition of real estate, including healthcare facilities and office, retail and industrial properties, including 14 years at Ensign. Our Chief Financial Officer, Mr. William M. Wagner, has more than 22 years of accounting and finance experience, primarily in real estate, including 11 years of experience working extensively for REITs. Most notably, he worked for both Nationwide Health Properties, Inc., a healthcare REIT, and Sunstone Hotel Investors, Inc., a lodging REIT, serving as Senior Vice President and Chief Accounting Officer of each company. David M. Sedgwick, our Vice President of Operations, is a licensed nursing home administrator with more than 12 years of experience in skilled nursing operations, including turnaround operations, and trained over 100 Ensign nursing home administrators while he was Ensign’s Chief Human Capital Officer. Our executives have years of public company experience, including experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

Flexible UPREIT Structure. We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held through the Operating Partnership. Conducting business through the Operating Partnership allows us flexibility in the manner in which we structure the acquisition of properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure allows us to acquire assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Business Strategies

We intend to pursue a business strategy focused on opportunistic acquisitions and property diversification. We also intend to further develop our relationships with tenants and healthcare providers with a goal to progressively expand the mixture of tenants managing and operating our properties.

The key components of our business strategies include:

Diversify Asset Portfolio. We expect to diversify through the acquisition of new and existing facilities from third parties and the expansion and upgrade of current facilities. We will employ what we believe to be a disciplined, opportunistic acquisition strategy with a focus on the acquisition of SNFs, ALFs and ILFs, as well as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities. As we acquire additional properties, we expect to further diversify by geography, asset class and tenant within the healthcare and healthcare-related sectors.

Maintain Balance Sheet Strength and Liquidity. We plan to maintain a capital structure that provides the resources and flexibility to support the growth of our business. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured debt which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our property portfolio.

Develop New Tenant Relationships. We plan to cultivate new relationships with tenants and healthcare providers in order to expand the mix of tenants operating our properties and, in doing so, to reduce our dependence on Ensign. We expect that this objective will be achieved over time as part of our overall strategy to acquire new properties and further diversify our overall portfolio of healthcare properties.

Provide Capital to Underserved Operators. We believe that there is a significant opportunity to be a capital source to healthcare operators through the acquisition and leasing of healthcare properties that are consistent with our investment and financing strategy at appropriate risk-adjusted rates of returns, but that, due to size and other considerations, are not a focus for larger healthcare REITs. We intend to pursue acquisitions and strategic opportunities that meet our investing and financing strategy and that are attractively priced, including funding development of properties through construction loans and thereafter entering into sale and leaseback arrangements with such developers as well as other secured term financing and mezzanine lending. We will utilize our management team’s operating experience, network of relationships and industry insight to identify both large and small quality operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual healthcare properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases.

Fund Strategic Capital Improvements. We intend to support operators by providing capital to them for a variety of purposes, including capital expenditures and facility modernization. We expect to structure these investments as either lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

Pursue Strategic Development Opportunities. We intend to work with operators and developers to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns. We may provide funding to the developer of a property in conjunction with entering into a sale and leaseback transaction or an option to enter into a sale leaseback transaction for the property.

Government Regulation, Licensing and Enforcement Overview

As operators of healthcare facilities, Ensign and any future tenants of our healthcare properties are typically subject to extensive and complex federal, state and local healthcare laws and regulations relating to fraud and abuse practices, government reimbursement, licensure and certificate of need and similar laws governing the operation of healthcare facilities, and we expect that the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. These regulations are wide-ranging and can subject our tenants to civil, criminal and administrative sanctions. Affected tenants may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our healthcare properties are subject to oversight from several government agencies and the laws may vary from one jurisdiction to another. Changes in laws and regulations and reimbursement enforcement activity and regulatory non-compliance by our tenants could have a significant effect on their operations and financial condition, which in turn may adversely affect us, as detailed below and set forth under “Risk Factors — Risks Related to Our Business.”

The following is a discussion of certain laws and regulations generally applicable to operators of our healthcare facilities, and in certain cases, to us.

Fraud and Abuse Enforcement

There are various extremely complex federal and state laws and regulations governing healthcare providers’ relationships and arrangements and prohibiting fraudulent and abusive practices by such providers. These laws include, but are not limited to, (1) federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state healthcare programs, (2) federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid anti-kickback statute, which prohibit the payment or receipt of remuneration to induce referrals or recommendations of healthcare items or services, (3) federal and state physician self-referral laws (commonly referred to as the “Stark Law”), which generally prohibit referrals by physicians to entities with which the physician or an immediate family member has a financial relationship, (4) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services and (5) federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996, which provide for the privacy and security of personal health information. Violations of healthcare fraud and abuse laws carry civil, criminal and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement and potential exclusion from Medicare, Medicaid or other federal or state healthcare programs. These laws are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or “whistleblower” actions. Ensign is, and many of our future tenants are expected to be, subject to these laws, and some of them may in the future become the subject of governmental enforcement actions if they fail to comply with applicable laws.

Reimbursement

Sources of revenue for Ensign include (and for our future tenants is expected to include), among other sources, governmental healthcare programs, such as the federal Medicare program and state Medicaid programs, and non-governmental payors, such as insurance carriers and health maintenance organizations. For the year ended December 31, 2013 and the six months ended June 30, 2014, Ensign received 72.2% and 70.7% of its revenue, respectively, from government payors, primarily Medicare and Medicaid. As federal and state governments focus on healthcare reform initiatives, and as the federal government and many states face significant budget deficits, efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by Ensign and some of our other future tenants.

Healthcare Licensure and Certificate of Need

Our healthcare facilities are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. In addition, various licenses and permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate equipment. Many states require certain healthcare providers to obtain a certificate of need, which requires prior approval for the construction, expansion and closure of certain healthcare facilities. The approval process related to state certificate of need laws may impact some of our tenants’ abilities to expand or change their businesses.

Americans with Disabilities Act (the “ADA”)

Although most of our properties are not required to comply with the ADA because of certain “grandfather” provisions in the law, some of our properties must comply with the ADA and similar state or local laws to the extent that such properties are “public accommodations,” as defined in those statutes. These laws may require removal of barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Under our triple-net lease structure, our tenants would generally be responsible for additional costs that may be required to make our facilities ADA-compliant. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed or impair the value of the property, and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. See “Risk Factors — Risks Related to Our Business — Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.”

Compliance Process

As an operator of healthcare facilities, Ensign has a program to help it comply with various requirements of federal and private healthcare programs. In October 2013, Ensign entered into the CIA with the Office of the Inspector General of the U.S. Department of Health and Human Services. Although we are no longer a subsidiary of Ensign, we are subject to certain continuing operational obligations as part of Ensign’s compliance program pursuant to the CIA, including certain training in Medicare and Medicaid laws for our employees.

REIT Qualification

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Competition

We compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, pension funds, healthcare operators, lenders and other institutional investors. Some of these competitors are significantly larger and have greater financial resources and lower costs of capital than us. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

In addition, revenues from our properties are dependent on the ability of our tenants and operators to compete with other healthcare operators. These operators compete on a local and regional basis for residents and patients and their ability to successfully attract and retain residents and patients depends on key factors such as the number of facilities in the local market, the types of services available, the quality of care, reputation, age and appearance of each facility and the cost of care in each locality. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants and operators to compete successfully for residents and patients at the properties.

Employees

We employ approximately 40 employees (including our executive officers), none of whom is expected to be subject to a collective bargaining agreement. None of our employees is an employee of Ensign or an affiliate of Ensign. However, we currently rely on Ensign to provide certain services to us under the Transition Services Agreement. We plan to hire additional employees in the areas of accounting, finance and asset management, as we intend to reduce our reliance on Ensign for these services under the Transition Services Agreement.

Legal Proceedings

Pursuant to the Separation and Distribution Agreement, we agreed that any liability arising from or relating to legal proceedings involving the assets owned by us will be assumed by us and that we will indemnify Ensign (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to the Separation and Distribution Agreement, Ensign has agreed to indemnify us (including our subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Ensign’s healthcare business prior to the Spin-Off, and, pursuant to the Master Leases, Ensign or its subsidiaries will agree to indemnify us for any liability arising from operations at the real property leased from us. Ensign is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its healthcare business, which will be subject to the indemnities to be provided by Ensign to us. While these actions and proceedings are not believed by Ensign to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Ensign’s business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if Ensign or its subsidiaries are unable to meet their indemnification obligations.

The Operating Partnership

We own substantially all of our assets and properties and conduct our operations through the Operating Partnership. We believe that conducting business through the Operating Partnership will provide flexibility with respect to the manner in which we structure the acquisition of properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in tax deferred transactions. In these transactions, the seller would typically contribute its assets to the Operating Partnership in exchange for units of limited partnership interest in the Operating Partnership (“OP Units”). Holders of OP Units will have the right, after a 12-month holding period, to require the Operating Partnership to redeem any or all of such OP Units for cash based upon the fair market value of an equivalent number of shares of CareTrust’s common stock at the time of the redemption. Alternatively, we may elect to acquire those OP Units in exchange for shares of our common stock on a one-for-one basis. The number of shares of common stock used to determine the redemption value of OP Units, and the number of shares issuable in exchange for OP Units, is subject to adjustment in the event of stock splits, stock dividends, distributions of warrants or stock rights, specified extraordinary distributions and similar events. The Operating Partnership is managed by our wholly owned subsidiary, CareTrust GP, LLC, which is the sole general partner of the Operating Partnership.

The benefits of our UPREIT structure include the following:

•	Access to capital. We believe the UPREIT structure will provide us with access to capital for refinancing and growth. Because an UPREIT structure includes a partnership as well as a corporation, we can access the markets through the Operating Partnership issuing equity or debt as well as the corporation issuing capital stock or debt securities. Sources of capital include possible future issuances of debt or equity through public offerings or private placements.

•	Growth. The UPREIT structure will allow stockholders, through their ownership of common stock, and the limited partners, through their ownership of OP Units, an opportunity to participate in the growth of the real estate market through an ongoing business enterprise. In addition to the initial real property portfolio, we will provide stockholders an interest in all future investments in additional properties.

•	Tax deferral. The UPREIT structure will provide property owners who transfer their real properties to the Operating Partnership in exchange for OP Units the opportunity to defer the tax consequences that otherwise would arise from a sale of their real properties and other assets to us or to a third party. As a result, this structure will allow us to acquire assets in a more efficient manner and may allow it to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Insurance

We maintain, or require in our leases, including the Master Leases, that our tenants maintain, all applicable lines of insurance on our properties and their operations. The amount and scope of insurance coverage provided by our policies and the policies maintained by our tenants is customary for similarly situated companies in our industry. However, we cannot assure you that our tenants will maintain the required insurance coverages, and the failure by any of them to do so could have a material adverse effect on us. We also cannot assure you that we will continue to require the same levels of insurance coverage under our leases, including the Master Leases, that such insurance will be available at a reasonable cost in the future or that the insurance coverage provided will fully cover all losses on our properties upon the occurrence of a catastrophic event, nor can we assure you of the future financial viability of the insurers.

OUR RELATIONSHIP WITH ENSIGN FOLLOWING THE SPIN-OFF

To govern our relationship with Ensign after the Spin-Off, we entered into various agreements with Ensign. The following is a summary of the material terms of those agreements.

These summaries are qualified in their entirety by reference to the full text of the applicable agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement we entered into with Ensign sets forth, among other things, certain organizational matters and other ongoing obligations of Ensign and CareTrust that govern certain aspects of our relationship with Ensign after the Spin-Off.

The Separation and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the separation, between Ensign and us, except as expressly set forth in the Separation and Distribution Agreement.

The Separation and Distribution Agreement provides that (1) we will indemnify Ensign and its affiliates and each of their respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of our real estate business, (b) any breach by us of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained or incorporated by reference in our registration statement on Form 10, the information statement filed as Exhibit 99.1 thereto, or the offering memorandum related to the offering of the Old Notes (other than information regarding Ensign provided to us by Ensign for inclusion therein), and (2) that Ensign will indemnify us and our affiliates and each of our respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the Ensign healthcare business, (b) any breach by Ensign of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained or incorporated by reference in our registration statement on Form 10 (solely with respect to information regarding Ensign provided to us by Ensign for inclusion therein).

The Separation and Distribution Agreement also establishes dispute resolution procedures with respect to claims subject to indemnification and related matters.

Indemnification with respect to taxes and employee benefits is governed by the Tax Matters Agreement and the Employee Matters Agreement, respectively.

Master Leases

Ensign leases substantially all of the properties that we own pursuant to the Master Leases. The Master Leases consist of eight leases, each with its own pool of properties, that have varying maturities and diversity in property geography. Under each Master Lease, our individual subsidiaries that own the properties subject to such Master Lease are the landlords, and the individual subsidiaries of Ensign that operate those properties are the tenants (collectively, the “Ensign Tenants”). Ensign guarantees the obligations of the Ensign Tenants under the Master Leases. A default by an Ensign Tenant under a Master Lease with respect to any property will entitle us to exercise our remedies under such Master Lease as to all properties covered by such Master Lease as though all such properties were in default. In addition, each Master Lease with the Ensign Tenants contains cross-default provisions that will result in a default under all of the Master Leases if a default occurs under any Master Lease.

The following table sets forth the property type and geographic location of the properties subject to each Master Lease:

	Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
Property Type:
SNFs	9	8	6	12	9	9	10	9
Skilled Nursing Campuses	1	2	2	—	2	2	—	1
ALFs and ILFs	3	2	2	1	2		2	—

Total:	13	12	10	13	13	11	12	10

Geographic Location
CA	2	2	2	2	2	1	4	3
TX	4	3	3	4	3	3	5	—
AZ	—	1	1	—	1	1	—	6
UT	1	2	1	2	2	2	1	—
CO	1	1	1	—	1	1	—	—
ID	1	1	—	1	—	1	2	—
WA	1	1	1	1	1	—	—	1
NV	1	—	—	1	1	—	—	—
NE	1	—	—	1	2	1	—	—
IA	1	1	1	1	—	1	—	—

Total:	13	12	10	13	13	11	12	10

The following description of the Master Leases does not purport to be complete, but contains a summary of certain material provisions of the Master Leases.

Term and Renewals

The Master Leases provide for the lease of land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements relating to the operation of the leased properties, and certain personal property owned by us and used in the operation of the leased properties.

The Master Leases provide for initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of the Ensign Tenants and subject to certain conditions being satisfied, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term, on the same terms and conditions. If the Ensign Tenants elect to renew the term of a Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

The following table sets forth the expiration date for each Master Lease:

	Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
Year of expiration	2026	2027	2028	2029	2030	2031	2032	2034

Master Leases 1-5 have three extension options of five years each and Master Leases 6-8 have two extension options of five years each. Extension of the term of any of the Master Leases is subject to the following conditions: (1) no event of default under any of the Master Leases having occurred and being continuing, and (2) the Ensign Tenants providing timely notice of their intent to renew. The term of the Master Leases is subject to termination prior to the expiration of the then current term upon default by the Ensign Tenants in their obligations, if not cured within any applicable cure periods set forth in the Master Leases.

The Ensign Tenants do not have the ability to terminate their obligations under a Master Lease prior to its expiration without our consent. If a Master Lease is terminated prior to its expiration other than with our consent, the Ensign Tenants may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance and repair costs for the leased property. See “Risk Factors — Risks Related to Our Business.”

Rental Amounts and Escalators

Each Master Lease is a triple-net lease. Accordingly, in addition to rent, the Ensign Tenants are required to pay the following:

•	all impositions and taxes levied on or with respect to the leased properties (other than taxes on our income);

•	all utilities and other services necessary or appropriate for the leased properties and the business conducted thereon;

•	all insurance required in connection with the leased properties and the business conducted on the leased properties;

•	all facility maintenance and repair costs; and

•	all fees in connection with any licenses or authorizations necessary or appropriate for the leased properties and the business conducted thereon.

The rent is a fixed component that was initially set near the time of the Spin-Off. The annual revenues from the Master Leases will be $56.0 million during each of the first two years of the Master Leases, which results in a lease coverage ratio of approximately 1.85 based on the ANOI from the leased properties for the 12 months ended March 31, 2014 (calculated assuming that all of the leased properties were owned for the full 12-month period). Commencing in the third year under the Master Leases, the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent.

The initial annualized rent for each Master Lease is as follows:

Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
$6,257,808	$5,552,501	$7,150,823	$5,317,983	$5,680,413	$6,475,985	$8,664,488	$10,900,000

Maintenance, Capital Expenditures and Alterations

The Ensign Tenants are required to make all expenditures reasonably necessary to maintain the leased property in good appearance, repair and condition. The Ensign Tenants are required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the leased property in compliance with applicable legal, insurance and licensing requirements. If the Ensign Tenants elect to make additional improvements to a leased property above and beyond the maintenance expenditures, we will finance such additional capital expenditures upon the Ensign Tenants’ request, subject to satisfaction of certain conditions, up to an aggregate amount of 20% of our initial investment in such property, and the rent will increase based on the amount financed.

Alterations (other than certain pre-approved alterations, which include non-structural alterations costing $250,000 or less that (a) do not decrease the value of the property, (b) do not adversely affect the exterior appearance of the property, and (c) are consistent in terms of style, quality and workmanship to the property) are permitted only with our consent. Prior to commencing any alterations, the Ensign Tenants are required to provide us with copies of detailed plans, specifications, permits, licenses and other information as we shall request.

Use of the Leased Property

Each Master Lease requires that the Ensign Tenants utilize the leased property solely for the operation of a healthcare facility and related uses as specified in the Master Leases. The Ensign Tenants are responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various regulations.

Events of Default

Under each Master Lease, an “Event of Default” is deemed to occur upon certain events, including:

•	the failure by the Ensign Tenants to pay rent or other amounts when due or within certain grace or cure periods of the due date;

•	the revocation or termination of any license or other authorization that would have a material adverse effect on the operation of any property, the voluntary cessation of operations at any property, the sale or transfer of any portion of a license or other authorization, or the use of any property other than for the operation of a healthcare facility;

•	any material suspension, limitation or restriction placed upon the Ensign Tenants, any license or other authorization, any property or the operations at any property, which is not cured within any applicable grace period;

•	the occurrence of a default under another agreement between us and the Ensign Tenants or our respective subsidiaries, which is not cured within any applicable grace period;

•	the occurrence of a default under any other lease, guaranty, loan or financing agreement by Ensign or its subsidiaries, which is not cured within any applicable grace period;

•	certain events of bankruptcy, insolvency or liquidation with respect to Ensign or its subsidiaries or any levy upon or attachment of an Ensign Tenant’s interest in the premises;

•	the breach by the Ensign Tenants or Ensign of a representation or warranty in the Master Leases or any guaranty in a manner which would impair the Ensign Tenants’ ability to perform their obligations under the Master Leases; and

•	the failure by the Ensign Tenants to maintain the premises and insurance coverage thereon or otherwise to comply with the covenants set forth in the Master Lease when due or within any applicable cure period.

Remedies for an Event of Default

Upon an Event of Default under a Master Lease, we may (at our option) exercise certain remedies, including:

•	sue for specific performance of any covenant;

•	enter any property, terminate such Master Lease, dispossess the Ensign Tenant from any property and/or collect monetary damages by reason of the Ensign Tenant’s breach (including the acceleration of all rent which would have accrued after such termination);

•	elect to leave such Master Lease in place and sue for rent and any other monetary damages;

•	relet any property to any tenant for such term, rent, conditions and uses as we may determine;

•	exercise available remedies under related Master Leases in accordance with the cross-default provisions of each Master Lease; and

•	seek any and all other rights and remedies available under law or in equity.

Notwithstanding the foregoing, under certain circumstances our damage remedies may be limited by contractual provisions designed to procure classification of the Master Lease as operating leases under Accounting Standards Codification 840, Leases.

Assignment and Subletting

Except as noted below, each Master Lease provides that the Ensign Tenants may not sublease, assign, encumber or otherwise transfer or dispose of the Master Leases or any leased property, including by virtue of a change of control of Ensign or the Ensign Tenants, or engage a management company without our consent.

Each Master Lease also provides that the Ensign Tenants may assign the Master Lease or sublease any leased property to an affiliate, subject to our reasonable approval of the transfer documents and the satisfaction of certain conditions. Upon any such assignment or transfer to an affiliate of the Ensign Tenants, Ensign must guarantee the affiliate’s obligations under the Master Lease and the prior Ensign Tenant will not be released from its obligations under the applicable Master Lease.

New Opportunities

Generally, neither we nor Ensign or the Ensign Tenants is prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, Ensign, the Ensign Tenants and their respective affiliates are not be able to move any patients or staff from any property in our portfolio to any property outside of our portfolio to the detriment of any of the properties in our portfolio (except as required for medically appropriate reasons) during the term of the Master Lease and for one year thereafter.

Licenses/Successor Lessee Provisions

Licenses and all other authorizations necessary to operate the facilities that are subject to a Master Lease are procured and maintained by the Ensign Tenants pursuant to the terms of the Master Lease. Each Master Lease requires the Ensign Tenants to transfer, to the extent permitted by law, licenses and all other authorizations at the expiration or earlier termination of the Master Lease to a successor lessee at no material cost to us or the transferee.

Opportunities Agreement

Under the Opportunities Agreement, for a period of one year following the Spin-Off, Ensign and its affiliates, including the Ensign Tenants, will provide us with, subject to certain exceptions, the right to match any offer from a third party to finance the acquisition or development of any healthcare or senior-living facility by Ensign or any of its affiliates, including the Ensign Tenants. In addition, Ensign will have, subject to certain exceptions, a right to either purchase and operate, or lease and operate, the facilities included in any portfolio of five or fewer healthcare or senior living facilities presented to us during the first year following the Spin-Off; provided that the portfolio is not subject to an existing lease with an operator or manager that has a remaining term of more than one year, and is not presented to us by or on behalf of another operator seeking lease or other financing. If Ensign elects to lease and operate such a property or portfolio, the lease would be on substantially the same terms as the Master Lease.

Tax Matters Agreement

The Tax Matters Agreement governs our and Ensign’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spin-Off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

In addition, the Tax Matters Agreement imposes certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the Spin-Off and certain related transactions. The Tax Matters Agreement provides special rules allocating tax liabilities in the event the Spin-Off, together with certain related transactions, was not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events, or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

The Tax Matters Agreement also sets forth our and Ensign’s obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

Transition Services Agreement

Pursuant to the Transition Services Agreement, Ensign agreed to provide us with certain administrative and support services on a transitional basis for a period of up to one year (subject to an option, at our election, to extend certain services for up to one additional year). The transition services include, among other support services, accounting services, financial systems conversion support, human resources support, legal and compliance services and information systems services. The fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Ensign in providing the transition services to us for the relevant period. The Transition Services Agreement provides that we have the right to terminate a transition service after an agreed notice period, generally thirty days. The Transition Services Agreement also contains provisions under which Ensign will generally agree to indemnify us for all losses incurred by us resulting from Ensign’s gross negligence, willful misconduct or material breach of the Transition Services Agreement, but Ensign’s aggregate indemnification obligation may not exceed the total amount paid by us for services under the Transition Services Agreement.

Employee Matters Agreement

The Employee Matters Agreement governs Ensign’s and CareTrust’s respective compensation and employee benefit obligations with respect to the current and former employees of each company, and generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs.

Ensign equity awards at the time of the Spin-Off were treated in accordance with the existing Ensign equity plans as follows:

•	Restricted Stock. Awards of restricted Ensign common stock were treated in the same manner as other shares of Ensign common stock. Holders of restricted Ensign common stock awards will be entitled to an additional share of restricted CareTrust common stock for each share of restricted Ensign common stock held.

•	Stock Options. No changes were made with respect to Ensign options, other than equitable adjustments required by the terms of Ensign’s existing equity plans.

In addition, the Employee Matters Agreement sets forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Ensign to CareTrust, the assumption and retention of liabilities and related assets, the provision of benefits following the Spin-Off, employee service credit and related matters.

MANAGEMENT

Set forth below is certain biographical information and ages, as of August 25, 2014, for individuals who serve as our directors. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Our bylaws provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors consists of five directors, and is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting. The initial terms of the Class I, Class II and Class III directors expire in 2015, 2016 and 2017, respectively. Christopher R. Christensen serves as a Class I director, David G. Lindahl and Jon D. Kline each serve as a Class II director, and Gregory K. Stapley and Gary B. Sabin each serve as a Class III director. All officers serve at the discretion of the board of directors.

We have five directors, three of whom are independent, as defined under the NASDAQ listing requirements. David G. Lindahl, Gary B. Sabin and Jon D. Kline are independent directors.

Our charter does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock will be able to elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Name	Age	Position
Gregory K. Stapley	55	Chairman, President and Chief Executive Officer
Christopher R. Christensen	46	Director
David G. Lindahl	54	Director
Gary B. Sabin	60	Director
Jon D. Kline	47	Director

Gregory K. Stapley. Mr. Stapley is the Chairman, President and Chief Executive Officer of CareTrust. He has served in this position since our inception in 2013. Prior to joining CareTrust, he served as Executive Vice President and Secretary of Ensign, where he was instrumental in assembling the real estate portfolio that was transferred to CareTrust in the Spin-Off. A co-founder of Ensign, he also served as Ensign’s Vice President, General Counsel and Assistant Secretary beginning shortly after Ensign’s founding in 1999. Mr. Stapley previously served as General Counsel for the Sedgwick Companies, an Orange County-based manufacturer, wholesaler and retailer with 192 retail outlets across the United States. Prior to that, Mr. Stapley was a member of the Phoenix law firm of Jennings, Strouss & Salmon PLC, where his practice emphasized real estate and business transactions and government relations. Having served as Executive Vice President of Ensign since 2009 and as Vice President and General Counsel of Ensign from 1999 to 2009, Mr. Stapley brings to our board of directors extensive management experience, critical knowledge of our properties and knowledge and understanding of the healthcare business in general.

Christopher R. Christensen. Mr. Christensen is the President and Chief Executive Officer of Ensign. He has served as Ensign’s President since 1999 and its Chief Executive Officer since 2006. A co-founder of Ensign, Mr. Christensen has overseen Ensign’s growth since Ensign’s founding in 1999. Mr. Christensen has concurrently served as a member of Ensign’s Board of Directors since 1999, and currently sits on the quality assurance and compliance committee of Ensign’s Board of Directors. Mr. Christensen previously served as acting Chief Operating Officer of Covenant Care, Inc., a California-based provider of long-term care. Mr. Christensen will bring to our board of directors significant experience as a chief executive officer and proven ability to manage multiple properties and businesses.

David G. Lindahl. Mr. Lindahl is a partner and Managing Director of HPSI, Inc., a nationwide Group Purchasing Organization with operations serving over 10,000 hospitals, post-acute care providers, educational, hospitality and institutional clients, which collectively purchase over $1 billion of goods and services through HPSI each year. He has been affiliated with HPSI in various capacities since 1981. During a portion of that time, he also served as President of HPSI affiliate The Home Place, an operating pediatric sub-acute facility. We invited Mr. Lindahl to serve on the board based on his executive leadership experience in the healthcare industry, his entrepreneurship and creativity, and his network of relationships with healthcare operators and their trade associations across the United States, particularly the many smaller hospital systems and post-acute providers which will constitute much of our initial target client base.

Gary B. Sabin. Mr. Sabin is the Chairman and Chief Executive Officer of Excel Trust, Inc. (NYSE:EXL), a retail-focused real estate investment trust that primarily targets value-oriented community and power centers, grocery-anchored neighborhood centers and freestanding retail properties. He previously served as Chairman, Chief Executive Officer and President of Excel Realty Holdings, as Co-Chairman and Chief Executive Officer of Price Legacy Corporation, as Chairman, President and Chief Executive Officer of Excel Legacy Corporation, as a Director and President of New Plan Excel Realty Trust and as Chairman, President and Chief Executive Officer of Excel Realty Trust. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust Inc.’s predecessor company and its affiliates beginning in 1978. He has been active for over 30 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing, development and dispositions. Mr. Sabin also currently serves as Chairman of The Sabin Children’s Foundation and Vice Chairman of the Cystic Fibrosis Foundation. Mr. Sabin received a Master’s Degree in Management from Stanford University as a Sloan Fellow, and a Bachelor of Science in Finance from Brigham Young University. We invited Mr. Sabin to serve on the board based on his executive leadership experience in public real estate investment trusts and other real estate companies, his entrepreneurship and creativity, his network of relationships with real estate professionals across the United States and his experience in finance.

Jon D. Kline. Mr. Kline is the Founder and President of Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company focused on acquiring and asset-managing hotels in urban and unique locations. Mr. Kline has been with Clearview Hotel Capital since 2007. He previously served as President and Chief Financial Officer of Sunstone Hotel Investors, Inc. (NYSE:SHO) which, during his tenure from 2003 to 2007, grew from a private real estate company to a $4.0 billion publicly-traded hotel REIT. Prior to Sunstone, Mr. Kline oversaw the U.S. hospitality and leisure investment banking practice at Merrill Lynch & Co., with responsibility for lodging, gaming, restaurants and other leisure industries. Prior to Merrill Lynch, Mr. Kline was a real estate investment banker at Smith Barney, focused on lodging and other real estate asset classes. Prior to Smith Barney, Mr. Kline was an attorney with Sullivan & Cromwell LLP in New York. Mr. Kline has been a member of the Board of Directors of the Juvenile Diabetes Research Foundation, Orange County Chapter, the United Way, Orange County, Heritage Pointe, and the Urban Land Institute and its Hotel Development Council. Mr. Kline holds a B.A. in Economics from Emory University and a J.D. from New York University School of Law. We invited Mr. Kline to serve on the board based on his executive leadership experience in a publicly-traded REIT, his professional and educational background, his network of relationships with real estate professionals and his extensive background and experience in public markets and in real estate and finance transactions.

Executive Officers

The following table shows the names and ages, as of August 25, 2014, for executive officers who do not serve as directors and the positions they hold. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
William M. Wagner	48	Chief Financial Officer
David M. Sedgwick	39	Vice President of Operations

William M. Wagner. Mr. Wagner has served as our Chief Financial Officer since December 2013 and also serves as our principal accounting officer. Mr. Wagner served as Chief Financial Officer of First Team Real Estate, a private real estate brokerage company, from 2012 to 2013. From 2008 to 2012, Mr. Wagner served as Senior Vice President and Chief Accounting Officer of Nationwide Health Properties, Inc., a healthcare REIT. From 2004 to 2008, Mr. Wagner served as Senior Vice President and Chief Accounting Officer of Sunstone Hotel Investors, Inc., a lodging REIT. From 2001 to 2004, Mr. Wagner served as Vice President, Financial Reporting of The TriZetto Group, Inc. From 1999 to 2001, Mr. Wagner worked for two internet start-up ventures. From 1997 to 1999, Mr. Wagner served as Director, Financial Reporting of Irvine Apartment Communities, Inc., a multifamily REIT. From 1990 to 1997, Mr. Wagner worked for EY Kenneth Leventhal Real Estate Group and served real estate clients including several REITs. Mr. Wagner received a B.A. degree in Business Administration from the University of Washington and is a Certified Public Accountant (inactive) in the State of California.

David M. Sedgwick. Mr. Sedgwick has served as our Vice President of Operations since May 2014. He is a licensed nursing home administrator and, prior to joining CareTrust, served in several key leadership roles at Ensign since 2001. During 2013, he operated Ensign’s newly-built Medicare-only SNF in Denver, Colorado, and simultaneously supported all of Ensign’s skilled nursing operations in Colorado. During 2012, he served as President of Ensign’s Maryland-based urgent care franchise venture, Doctors Express. From 2007 to 2012, Mr. Sedgwick served as Ensign’s Chief Human Capital Officer, with responsibility for recruiting and training more than 100 newly licensed nursing home administrators and directing Ensign University, which included Ensign’s administrator training program. From 2002 to 2007, he operated three Ensign SNFs in two states. Mr. Sedgwick holds a B.S. in Accounting from Brigham Young University and an M.B.A. from the University of Southern California. Mr. Sedgwick is Mr. Stapley’s brother-in-law.

Compensation Committee Interlocks and Insider Participation

None of our directors have interlocking or other relationships with other boards of directors, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Compensation of Directors

Non-employee directors are compensated for their service under a non-employee director fee plan, which has not yet been established, and the CareTrust REIT, Inc. and CTR Partnership, L.P. Incentive Award Plan. We will provide information regarding director compensation and the decision-making process for determining director compensation in our future filings with the SEC.

Executive Officer Compensation

Executive Compensation

The following table provides certain summary information concerning the compensation paid by Ensign for the fiscal years ended December 31, 2013 and 2012 to our principal executive officer, Mr. Stapley, and Mr. Wagner and Mr. Sedgwick, whom are our two other most highly compensated executive officers (collectively, the “named executive officers”). The amounts and forms of compensation reported below are not necessarily indicative of the compensation that our executive officers will continue to receive.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Stock Awards($)(2)	Stock Option Awards($)	Non-Equity Incentive Plan Compensation($)	All Other Compensation($)		Total($)
Gregory K. Stapley	2013	364,928	100,000	—	—	—	2,655	(3)	467,583
Executive Vice President and Secretary of Ensign, President and Chief Executive Officer of CareTrust(5)	2012	354,299	488,140	72,649	—	—	2,612	(4)	917,700
William M. Wagner	2013	8,324	—	—	—	—	—		8,324
Chief Financial Officer of CareTrust(6)	2012	—	—	—	—	—	—		—
David M. Sedgwick	2013	110,750	25,000	—	—	—	617	(7)	136,367
Operations Resource of Ensign(8)	2012	116,307	—	—	—	—	3,705	(9)	120,012

(1)	The amounts shown in this column constitute the cash bonuses made by Ensign to certain named executive officers. Mr. Stapley participated in Ensign’s executive incentive program.
(2)	The amounts shown are the amounts of compensation cost to be recognized by Ensign related to restricted stock awards which were granted during fiscal year 2012, as a result of the adoption of ASC 718. These amounts disregard the estimated forfeiture rate which is considered when recognizing the ASC 718 expense in the combined financial statements of Ensign. In addition, a portion of the bonuses paid by Ensign to Mr. Stapley in 2012 and 2011 was in the form of stock awards.
(3)	Consists of term life and accidental death and dismemberment insurance payments of $862 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $1,793.
(4)	Consists of term life and accidental death and dismemberment insurance payments of $840 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $1,772.
(5)	Mr. Stapley became President and Chief Executive Officer of CareTrust on May 12, 2014. Mr. Stapley ceased to be an officer of Ensign at the time of the Spin-Off.
(6)	Mr. Wagner began his employment with CareTrust on December 12, 2013.
(7)	Consists of term life and accidental death and dismemberment insurance payments of $64 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $553.
(8)	Mr. Sedgwick became Vice President of Operations of CareTrust at the time of the Spin-Off.
(9)	Consists of term life and accidental death and dismemberment insurance payments of $93, a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $612 and automobile allowance of $3,000.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides certain summary information concerning outstanding Ensign equity awards held by our named executive officers as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested($)(1)
Gregory K. Stapley	—	—		—	—	—		—
William M. Wagner	—	—		—	—	—		—
David M. Sedgwick	—	2,000	(2)	$17.47	3/11/2020	900	(2)	$39,843

(1)	The market value of unvested restricted equity awards was calculated using the closing stock price of Ensign common stock of $44.27 per share on December 31, 2013.
(2)	The unexercised options held by Mr. Sedgwick were granted on March 11, 2010; 1,000 stock options vest on March 11, 2014, and 1,000 stock options vest on March 11, 2015. The unvested restricted stock awards held by Mr. Sedgwick were granted on February 2, 2011 and vest in equal installments of 300 shares on each anniversary of the grant date over a five year period.

Potential Payments Upon Termination Or Change In Control

There are no benefits guaranteed to be paid to the named executive officers upon termination or a change in control.

Incentive Award Plan

Introduction

We have adopted the CareTrust REIT, Inc. and CTR Partnership, L.P. Incentive Award Plan (the “Incentive Award Plan”), under which 5,000,000 shares of our common stock and 5,000,000 units of the Operating Partnership (such units, “LTIP Units”) are reserved for issuance. The Incentive Award Plan became effective upon the completion of the Spin-Off.

Section 162(m) of the Code

Generally, Section 162(m) of the Code does not permit a tax deduction for compensation in excess of $1 million paid in any calendar year by a publicly traded company to its chief executive officer or any of the three other most highly-compensated executive officers (other than the principal financial officers). However, certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain criteria are satisfied, including that the material terms pursuant to which the compensation is to be paid are disclosed to and approved by the company’s stockholders. The Incentive Award Plan, including the list of performance criteria applicable under the Incentive Award Plan for awards intended to qualify as performance-based compensation under Section 162(m) of the Code, was approved by stockholders on May 12, 2014. So long as other conditions of Section 162(m) of the Code are satisfied, certain compensation paid to the above individuals pursuant to the Incentive Awards Plan should not be subject to the deduction limit of Section 162(m) of the Code.

Description of the Incentive Award Plan

The following is a description of the material provisions of the Incentive Award Plan.

Plan Administration. The compensation committee of our board of directors is the administrator of the Incentive Award Plan. The compensation committee is composed solely of non-employee directors, as defined under Rule 16b-3 of the Exchange Act, and “outside directors,” within the meaning of Section 162(m) of the Code.

The compensation committee has the authority to, among other things:

•	construe and interpret the Incentive Award Plan;

•	make rules and regulations relating to the administration of the Incentive Award Plan;

•	designate eligible persons to receive awards;

•	establish the terms and conditions of awards; and

•	determine whether the awards or any portion thereof will contain time-based restrictions and/or performance-based restrictions, and, with respect to performance-based awards, the criteria for achievement of performance goals, as set forth in more detail below.

Eligibility. The compensation committee will designate those employees, consultants and non-employee directors who are to receive awards under the Incentive Award Plan.

Shares Authorized. Subject to adjustment in the event of a merger, recapitalization, stock split, reorganization or similar transaction, the maximum aggregate number of shares available for issuance under the Incentive Award Plan is 5,000,000, the maximum aggregate number of LTIP Units available for issuance under the Incentive Award Plan is 5,000,000 and the maximum number of shares available for issuance under the Incentive Award Plan with respect to incentive stock options is 5,000,000 Shares or LTIP Units that are subject to or underlie awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest, or for any other reason are not paid or delivered under the Incentive Award Plan will again be available for issuance in connection with future awards granted under the Incentive Award Plan. Shares or LTIP Units surrendered or withheld as payment of either the exercise price of an Award and/or withholding taxes in respect of such an Award are counted against the Incentive Award Plan limits and will not again be available for issuance in connection with future awards.

Individual Limits. The number of shares of stock subject to options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 1,000,000 shares. The number of shares and LTIP Units subject to awards other than options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 1,000,000 shares and 1,000,000 LTIP Units, respectively. The amount of compensation to be paid to any one participant with respect to all cash-based awards that are intended to constitute performance-based compensation for purposes of Section 162(m) of the Code is $5,000,000. Each of these limits is subject to adjustment in the event of a merger, recapitalization, stock split, reorganization or similar transaction.

Types of Awards. The Incentive Award Plan provides for the grant of stock options, restricted stock, restricted stock units, performance awards (which include, but are not limited to, cash bonuses), dividend equivalent awards, deferred stock awards, stock payment awards, stock appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards), and performance share awards.

Options. Options to purchase shares of common stock may be granted alone or in tandem with stock appreciation rights. A stock option may be granted in the form of a non-qualified stock option or an incentive stock option. No incentive stock options will be granted to any person who is not an employee of the company. The price at which a share may be purchased under an option (the exercise price) will be determined by the compensation committee, but may not be less than the fair market value of CareTrust’s common stock on the date the option is granted. The compensation committee may establish the term of each option, but no option may be exercisable after 10 years from the grant date. The amount of incentive stock options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

SARs. Stock appreciation rights (or SARs) may be granted either alone or in tandem with stock options. The exercise price of a SAR must be equal to or greater than the fair market value of CareTrust’s common stock on the date of grant. The compensation committee may establish the term of each SAR, but no SAR will be exercisable after 10 years from the grant date.

Restricted Stock/Restricted Stock Units. Restricted stock and restricted stock units may be issued to eligible participants, as determined by the compensation committee. The restrictions on such awards are determined by the compensation committee, and may include time based, performance-based, and service-based restrictions. Restricted stock units may be settled in cash, shares of common stock or a combination thereof. Except as otherwise determined by the compensation committee, holders of restricted stock will have the right to receive dividends and will have voting rights during the restriction period.

Performance Awards. Performance awards may be issued to any eligible individual, as deemed by the compensation committee. The value of performance awards may be linked to performance criteria, or to other specific criteria determined by the compensation committee. Performance awards may be paid in cash, shares, or a combination of both, as determined by the compensation committee. Without limiting the generality of the foregoing, performance awards may be granted in the form of a cash bonus payable upon the attainment of objective performance goals or such other criteria as are established by the compensation committee.

Dividend Equivalent Awards. Dividend equivalent awards may be granted either alone or in tandem with other awards, as determined by the compensation committee. Dividend equivalent awards are based on the dividends that are declared on the common stock, to be credited as of the dividend payment dates during the period between the date that the dividend equivalent awards are granted and such dates that the dividend equivalent awards terminate or expire. If dividend equivalents are granted with respect to shares covered by another award, the dividend equivalent may be paid out at the time and to the extent that vesting conditions of the award shares are satisfied. Dividend equivalent awards can be converted to cash or shares by a formula determined by the compensation committee. Unless otherwise determined by the compensation committee, dividend equivalents are not payable with respect to stock options or stock appreciation rights.

Stock Payment Awards. Stock payments may be issued to eligible participants, as determined by the compensation committee. The number of shares of any stock payment may be based upon performance criteria or any other specific criteria. Stock payment awards may be made in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to such eligible individual.

Deferred Stock Awards. Deferred stock awards may be issued to eligible participants, as determined by the compensation committee. The number of shares of deferred stock will be determined by the compensation committee and may be based on performance criteria or other specific criteria. Shares underlying a deferred stock award which is subject to a vesting schedule or other conditions or criteria set up by the administrator will not be issued until such vesting requirements or other conditions or criteria, as applicable, have been satisfied. Unless otherwise provided by the compensation committee, a holder of a deferred stock award will have no rights as a shareholder until the award has vested and the shares have been issued.

Performance Share Awards. Performance share awards may be granted to any eligible individual who is selected by the compensation committee. Vesting of performance share awards may be linked to any one or more performance criteria, other specific performance criteria, and/or time-vesting or other criteria, as determined by the compensation committee.

Other Incentive Awards. Other incentive awards may be issued to eligible participants, as determined by the compensation committee. Such other incentive awards may cover shares or the right to purchase shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or otherwise payable in or based on shares, shareholder value, or shareholder return. Other incentive awards may be linked to any one or more of the performance criteria or other specific performance criteria determined appropriate by the compensation committee and may be paid in cash or shares. Without limiting the generality of the foregoing, LTIP Units may be granted in such amount and subject to such terms and conditions as may be determined by the compensation committee; provided, however, that LTIP Units may only be issued to an eligible individual for the performance of services to or for the benefit of the Operating Partnership (i) in the eligible individual’s capacity as a partner of the Operating Partnership, (ii) in anticipation of the eligible individual becoming a partner of the Operating Partnership, or (iii) as otherwise determined by the compensation committee, provided that the LTIP Units are intended to constitute “profits interests” within the meaning of the Internal Revenue Code, as well as applicable revenue procedures. The compensation committee will specify the conditions and dates upon which the LTIP Units will vest and become nonforfeitable. LTIP Units will be subject to the terms and conditions of the agreement governing the Operating Partnership and such other restrictions, including restrictions on transferability, as the compensation committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the compensation committee determines at the time of the grant of the award or thereafter.

Performance-Based Awards. Awards may be structured to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. In order to qualify as “performance-based compensation,” the grant, payment, or vesting schedule of the award must be contingent upon the achievement of pre-established performance goals over a performance period for CareTrust.

Performance Criteria. The performance goals may be based upon one or more of the following performance criteria: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on shareholders’ equity; (x) total shareholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per Share; (xix) price per Share; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; (xxiii) economic value; (xxiv) debt levels or reduction; (xxv) customer retention; (xxvi) sales-related goals; (xxvii) comparisons with other stock market indices; (xxviii) operating efficiency; (xxix) customer satisfaction and/or growth; (xxx) employee satisfaction; (xxxi) research and development achievements; (xxxii) financing and other capital raising transactions; (xxxiii) recruiting and maintaining personnel; (xxxiv) year-end cash, (xxxv) inventory, (xxxvi) inventory turns, (xxxvii) net inventory turns, (xxxviii) new store openings, (xxxix) new store performance, (xl) average transaction size, (xli) customer traffic, (xlii) accounts payable to inventory ratio, (xliii) employee retention, (xliv) comparable store sales; (xlv) capital expenditures; (xlvi) average occupancy; (xlvii) year-end occupancy; (xlviii) property operating expense savings; and (xlix) leasing goals.

Adjustments to Performance Criteria. Performance criteria may be measured either in absolute terms for CareTrust or any operating unit of CareTrust or as compared to results of a peer group or to market performance indicators. Further, the compensation committee may provide objectively determinable adjustments be made to one or more of the performance goals. Such adjustments may include: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by us during the performance period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of our core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the compensation committee may designate additional performance criteria on which performance goals may be based, and may adjust, modify or amend the aforementioned performance criteria. Approval of the Incentive Award Plan also constituted approval of these performance metrics for purposes of Section 162(m).

Change in Control. In the event of a change in control of CareTrust, all outstanding and unvested options and stock appreciation rights under the Incentive Award Plan will become vested and exercisable. Other awards will vest immediately and generally be distributed effective as of the date of change in control. Awards granted which are subject to the achievement of performance goals will immediately vest as if 100% of the performance goals had been achieved.

Amendment and Termination. Our board of directors may at any time terminate, suspend or discontinue the Incentive Award Plan. Our board of directors may amend the Incentive Award Plan at any time, provided that any increase in the number of shares available for issuance under the plan must be approved by our shareholders. In addition, our board of directors may not, without shareholder approval, amend any outstanding award to increase or reduce the price per share or to cancel and replace an award with cash and/or another award, including another option or stock appreciation right having a price per share that is less than, greater than or equal to the price per share of the original award.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics confirms our commitment to conduct our affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics, and seeks to identify and mitigate conflicts of interest between our directors, officers and employees, on the one hand, and us on the other hand. The Code of Business Conduct and Ethics also applies to ensure compliance with stock exchange requirements and to ensure accountability at a senior management level for that compliance. We intend that the spirit, as well as the letter, of the Code of Business Conduct and Ethics be followed by all of our directors, officers, employees and subsidiaries. This will be communicated to each new director, officer and employee. A copy of our Code of Business Conduct and Ethics is available on our website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the beneficial ownership of our common stock as of August 25, 2014 by (1) each person who is known to us to be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all directors, director nominees and executive officers as a group.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Our calculation of the percentage of beneficial ownership is based on 22,435,938 shares of our common stock outstanding on August 25, 2014.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Named Executive Officers and Directors:
Christopher R. Christensen(3)	1,067,090	4.8%
Gregory K. Stapley(4)	344,900	1.5%
William M. Wagner	—	—
David M. Sedgwick	17,202	*
David G. Lindahl	—	—
Gary B. Sabin	—	—
Jon D. Kline	—	—
All directors, nominees and executive officers as a group (7 persons):	1,429,192	6.4%

Other Five Percent Stockholders:
FMR LLC(5)	1,983,700	8.8%
Blackrock, Inc.(6)	1,738,979	7.8%
Wasatch Advisors, Inc.(7)	1,551,556	6.9%
The Vanguard Group(8)	2,815,586	12.5%

*	Denotes less than 1%.
(1)	The addresses of all of the officers and directors listed above are in the care of CareTrust, 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691.
(2)	Percentages shown assume the exercise by such persons of all options to acquire shares of our common stock that are exercisable within 60 days of June 30, 2014 and no exercise by any other person.
(3)	Represents 1,048,000 shares held by Hobble Creek Investments, of which Christopher Christensen is the sole member, 12,919 restricted shares held by Mr. Christensen directly, 2,171 shares held by Mr. Christensen’s spouse, and 4,000 shares held by Mr. Christensen’s former spouse as custodian for their minor children under the California Uniform Transfers to Minors Act. Mr. Christensen’s former spouse holds voting and investment power over the shares held for their children.
(4)	Represents 272,850 shares held by the Stapley Family Trust dated April 25, 2006, 32,050 shares held by Deborah Stapley as custodian for the minor children of Gregory K. Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act, and 40,000 shares held by the Marian K. Stapley Revocable Trust dated April 29, 1965, of which Mr. Stapley is trustee. Mr. Stapley and his spouse share voting and investment power over the shares held by the Stapley Family Trust, Mr. Stapley’s spouse holds voting and investment power over the shares held for their minor children and Mr. Stapley holds, as trustee, voting and investment power over the shares held by the Marian K. Stapley Revocable Trust.
(5)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by FMR LLC on February 14, 2014, which indicates that FMR LLC held 1,983,700 shares and held sole voting power over 100 shares. The business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(6)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by Blackrock, Inc. on January 29, 2014, which indicates that Blackrock, Inc. held 1,738,979 shares and held sole voting power over 1,690,531 shares. The business address of Blackrock, Inc. is 40 East 52nd Street, New York, NY 10022.
(7)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by Wasatch Advisors, Inc. on February 13, 2014, which indicates that Wasatch Advisors, Inc. held 1,551,556 shares. The business address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.
(8)	Represents beneficial ownership as of June 30, 2014 as reported on Schedule 13G filed by The Vanguard Group on July 9, 2014, which indicates that The Vanguard Group held 2,815,586 shares and held sole voting power over 24,481 shares, sole dispositive power over 2,792,205 shares, and shared dispositive power over 23,381 shares. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Person Transactions

CareTrust’s board of directors has adopted a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person is required to promptly disclose to our Chief Financial Officer any proposed related person transaction and all material facts about the proposed transaction. Our Chief Financial Officer would then assess and promptly communicate that information to our audit committee. Based on our audit committee’s consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, the best interests of CareTrust. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. As a result of Mr. Christensen’s service on CareTrust’s board of directors, transactions between Ensign and CareTrust that exceed the $120,000 threshold are subject to our policy regarding related party transactions, and require Mr. Christensen to recuse himself from consideration of such transactions.

Relationship between Ensign and CareTrust

To govern their relationship after the Spin-Off, Ensign and CareTrust entered into: (1) the Separation and Distribution Agreement; (2) the Master Leases; (3) the Opportunities Agreement; (4) the Tax Matters Agreement; (5) the Transition Services Agreement; and (6) the Employee Matters Agreement. See “Our Relationship with Ensign after the Spin-Off.” Transactions pursuant to these agreements are pre-approved under our policy regarding related party transactions. However, any new transactions between Ensign and CareTrust, or material changes to these agreements, are subject to approval under the policy. Transactions between CareTrust and Ensign will generally not be considered “affiliate transactions” under the indenture governing the Notes or the Credit Agreement.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders. The indenture that governs the Notes and the Credit Agreement limit our ability to make certain investments, incur or guarantee indebtedness or sell our assets. See “Description of the New Notes — Covenants” and “Description of Our Other Indebtedness.”

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through the Operating Partnership and its subsidiaries. Our overall investment objectives are to maximize returns for our stockholders and to seek to increase cash flow, provide quarterly cash distributions, maximize the value of our properties and acquire properties with cash flow growth potential. We will employ what we believe to be a disciplined, opportunistic acquisition strategy with a focus on the acquisition of SNFs and senior housing, including ALFs and ILFs, as well as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities. We have not established a specific policy regarding the relative priority of our investment objectives. We currently lease most of our properties to Ensign pursuant to long-term triple-net leases which require Ensign to bear all of the costs associated with the property. We expect to pursue our investment objectives through the ownership of properties by our subsidiaries, but may also make investments in other entities, including joint ventures.

As we acquire additional properties, we currently intend to diversify by geography, asset class and tenant within the healthcare and healthcare-related sectors. We anticipate that future investment activity will be focused primarily in the United States, but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. We intend to make investments in such a way as to not be treated as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific property or leased to any particular operator, but anticipate that our real estate investments will continue to be diversified among a relatively large number of facilities. As of June 30, 2014, our portfolio of investments consisted of 97 properties located in 10 states.

From time to time, we may make investments or agree to terms that support the objectives of our operators without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase, Sale and Development of Properties

From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in Real Estate Mortgages

While we emphasize equity real estate investments in healthcare real estate properties, we may invest in mortgages and other real estate interests consistent with the rules applicable to REITs. Investments in real estate mortgages are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset requirements required for REIT qualification, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required.

Financing Policies

We may employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). However, we are subject to covenants in the indenture that governs the Notes and the Credit Facility that limit our ability to incur or guarantee indebtedness. We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may borrow under the Credit Facility, issue debt or equity securities, including additional partnership units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured indebtedness, obtain mortgage financing on a portion of our owned properties, engage in joint ventures, issue other types of securities, or employ a combination of these methods.

Other Policies

We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock or other equity or debt securities in exchange for cash or property and to repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for cash or property. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests for us to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold, or we may consider making loans to, or guaranteeing the debt of, joint ventures in which we participate or may participate in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. We do not currently intend to engage in any significant lending activities. We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act. However, our board of directors may adopt a lending policy without notice to or the vote of our shareholders.

Reporting Policies

As a public company, CareTrust is subject to the reporting requirements of the Exchange Act, pursuant to which we are required to file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

DESCRIPTION OF OUR OTHER INDEBTEDNESS

Credit Facility

On May 30, 2014, CareTrust, the Operating Partnership and certain of its wholly owned subsidiaries entered into a credit agreement (the “Credit Agreement”) with Suntrust Bank, in its capacity as administrative agent, and the lenders party thereto. The Credit Agreement provides for the Credit Facility with commitments in an aggregate principal amount of $150.0 million from a syndicate of banks and other financial institutions. CareTrust intends to use borrowings under the Credit Agreement for working capital purposes, to fund acquisitions and for general corporate purposes.

The Credit Facility is secured by certain of CareTrust’s properties, and the amount available to be drawn under the Credit Facility is based on the borrowing base values attributed to such mortgaged properties. As of June 30, 2014, the amount available to be drawn under the Credit Facility was $84.2 million. The Credit Facility is also secured by certain personal property of CareTrust’s subsidiaries that have provided mortgages, CareTrust’s interests in the Operating Partnership and CareTrust’s interests in the subsidiaries that guarantee the Credit Facility.

The Credit Agreement provides that, subject to customary conditions, including obtaining commitments and pro forma compliance with financial maintenance covenants, the Operating Partnership may seek to obtain incremental revolving or term loans under the Credit Facility in an aggregate amount not to exceed $75.0 million. CareTrust does not currently have any commitments for such incremental loans.

The interest rates applicable to loans under the Credit Facility are, at the Operating Partnership’s option, equal to either a base rate plus a margin ranging from 1.00% to 1.50% per annum or LIBOR plus a margin ranging from 2.00% to 2.50% per annum, based on the debt to asset value ratio of the Operating Partnership and its subsidiaries. In addition, the Operating Partnership will pay a commitment fee on the unused portion of the commitments under the Credit Facility that will range from 0.35% to 0.50% per annum, depending on the amount of such unused commitments.

Loans made under the Credit Facility are not subject to interim amortization. The Operating Partnership is not required to repay any loans under the Credit Facility prior to maturity, other than to the extent the outstanding borrowings exceed the lesser of the aggregate commitments under the Credit Facility and the sum of the borrowing base values attributable to the properties that are mortgaged as security under the Credit Facility. The Operating Partnership is permitted to prepay all or any portion of the loans under the Credit Facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

The Credit Facility is guaranteed, jointly and severally, by CareTrust and by CareTrust’s wholly owned subsidiaries that are party to the Credit Agreement. The Credit Agreement contains customary covenants that, among other things, restrict, subject to certain exceptions, the ability of the Operating Partnership and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, amend certain material agreements and pay certain dividends and other restricted payments. The Credit Agreement requires CareTrust to comply with financial maintenance covenants to be tested quarterly, consisting of a maximum debt to asset value ratio, a maximum secured debt to asset value ratio, a maximum secured recourse debt to asset value ratio, a minimum fixed charge coverage ratio and a minimum net worth. The Credit Agreement also contains certain customary events of default. CareTrust is required to maintain its status as a REIT on and after the effective date of its election to be treated as a REIT.

GECC Loan

Ten of our properties are subject to secured mortgage indebtedness under the GECC Loan. In connection with the Spin-Off, on May 30, 2014, we assumed $48.3 million of secured mortgage indebtedness from Ensign and increased the amount of secured mortgage indebtedness on these same ten properties with an advance from the GECC Loan in an amount of approximately $50.7 million. The advance bears interest at a floating rate equal to three-month LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25-year amortization. The remaining indebtedness under the GECC Loan continues to bear interest at the existing interest rates until, but not including, June 29, 2016, and then converts to the floating rate described above. The GECC Loan, as modified, has a term of 36 months from the date of the new advance, plus two 12-month extension options, the exercise of which is conditioned, in each case, on the absence of any then-existing default and the payment of an extension fee equal to 0.25% of the then-outstanding principal balance of the GECC Loan. The original portion of the GECC Loan, approximately $48.3 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after June 29, 2016. The new portion of the GECC Loan, approximately $50.7 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after January 31, 2016.

The GECC Loan is guaranteed by CareTrust, contains customary affirmative and negative covenants, as well as customary events of default, and requires us to comply with specified financial maintenance covenants.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

On the terms and subject to the conditions set forth in this prospectus, we will accept for exchange Old Notes that are validly tendered prior to the expiration date and not validly withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time, October 9, 2014. We may, however, extend the period of time that the exchange offer is open or earlier terminate the exchange offer. If we extend the exchange offer, the term “expiration date” means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $260,000,000 aggregate principal amount of Old Notes are outstanding, representing the aggregate principal amount of Old Notes issued under the indenture, dated as of May 30, 2014. We are sending this prospectus, together with the letter of transmittal, to all holders of Old Notes known to us on the date of this prospectus.

We expressly reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any Old Notes, by giving written notice of an extension to the holders of the Old Notes as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Old Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

We expressly reserve the right to amend or terminate the exchange offer, and not to exchange any Old Notes, upon the occurrence of any of the conditions to the exchange offer specified under “— Conditions to the Exchange Offers.” In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. We will give written notice of any extension, amendment, non-acceptance or termination of the exchange offer to the holders of the Old Notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

Your tender to us of Old Notes as set forth below and our acceptance of Old Notes will constitute a binding agreement between us and you on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender Old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent, at the address set forth below under “— Exchange Agent” prior to the expiration date. In addition:

•	certificates for Old Notes must be received by the exchange agent prior to the expiration date, along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of Old Notes, if this procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described below under “— Book-Entry Transfers” must be received by the exchange agent prior to the expiration date, with the letter of transmittal or an agent’s message in place of the letter of transmittal, or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or Old Notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

•	by a holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (we refer to each such entity as an “Eligible Institution” in this prospectus). If Old Notes are registered in the name of a person other than the signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.

We will use our reasonable judgment to make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our or our counsel’s reasonable judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the applicable exchange offer as to any particular old note either at or before the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in such exchange offer. Our interpretation of the terms and conditions of the applicable exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and the instructions thereto, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Old Notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the Old Notes.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering Old Notes, you represent to us that, among other things:

•	the holder is neither our “affiliate,” as defined in Rule 405 under the Securities Act, nor a broker-dealer tendering Notes acquired directly from us for its own account;

•	any New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder; and

•	at the time of commencement of the exchange offer, neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that such holder is not engaged in and does not intend to engage in a distribution, as defined in the Securities Act, of the New Notes.

If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the exchange offer, you or any such other person:

•	cannot rely on the applicable interpretations of the staff of the SEC;

•	will not be entitled to tender your Old Notes in such exchange offer; and

•	must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale or other transfer of the New Notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the New Notes.

Furthermore, any broker-dealer that acquired any of its Old Notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC no-action letter (publicly available June 5, 1991) and Shearman & Sterling, SEC no-action letter (publicly available July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes which were received by the broker-dealer as a result of market-making or other trading activities. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes validly tendered and not validly withdrawn prior to the expiration date, unless we terminate the exchange offer. We will issue the New Notes promptly after acceptance of the Old Notes. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in a principal amount equal to that of the surrendered Old Notes. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes. If no interest has been paid on the Old Notes, holders of New Notes will receive interest accruing from May 30, 2014. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the completion of the applicable exchange offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been so paid, from May 30, 2014. Old Notes accepted for exchange will cease to accrue interest from and after the date of completion of the applicable exchange offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment for accrued interest on the Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of such exchange offer and will be deemed to have waived their rights to receive the accrued interest on the Old Notes.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

•	certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof; and

•	all other required documents.

If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, the non-exchanged Old Notes will be credited to an account maintained with DTC, promptly after the expiration or termination of the applicable exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the Old Notes of at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender Old Notes. Any participant in the book-entry transfer facility may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of Old Notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Old Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If you desire to tender your Old Notes and your Old Notes are not immediately available, or time will not permit your Old Notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	prior to the expiration date, the exchange agent receives from such an Eligible Institution a notice of guaranteed delivery, substantially in the form we provide, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three NASDAQ Global Select Market (“NASDAQ”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent; and

•	the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NASDAQ trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of Old Notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under “— Exchange Agent.” This notice must specify:

•	the name of the person having tendered the Old Notes to be withdrawn;

•	the Old Notes to be withdrawn, including the principal amount of such Old Notes; and

•	where certificates for Old Notes have been transmitted, the name in which such Old Notes are registered, if different from that of the withdrawing holder.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.

We will use our reasonable judgment to make a final and binding determination on all questions as to the validity, form and eligibility, including time of receipt, of such notices. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, the Old Notes will be credited to an account maintained with DTC for the Old Notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if any of the following events occur prior to the expiration of the exchange offer:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any Old Notes tendered, and we will not issue New Notes in exchange for any such Old Notes, if at such time any stop order by the SEC is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part, or the indenture is no longer qualified under the Trust Indenture Act.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Wells Fargo Bank, National Association, Exchange Agent

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:	In Person by Hand Only:

WELLS FARGO BANK N.A.	WELLS FARGO BANK N.A.	WELLS FARGO BANK N.A.
Corporate Trust Operations	Corporate Trust Operations	12th Floor-Northstar East Building
MAC N9303-121	MAC N9303-121	Corporate Trust Operations
PO Box 1517	Sixth & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55479

By Facsimile (for Eligible Institutions		For Information or Confirmation by
only):		Telephone:

(612) 667-6282		(800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by Wells Fargo Bank, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the Notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be expensed as incurred.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of Old Notes in the exchange offer unless you instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any potentially applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

The information below concerning specific interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and holders should consult their own legal advisors with respect to those matters.

If you do not exchange your Old Notes for New Notes in the exchange offer, your Old Notes will continue to be subject to the provisions of the indenture relating to the Notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of the Old Notes described in the legend on your Old Notes. These transfer restrictions are required because the Old Notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. Holders of Old Notes that do not exchange Old Notes for New Notes in the exchange offer will no longer have any registration rights with respect to their Old Notes (except in the case of the initial purchasers and participating broker-dealers as provided in the registration rights agreement).

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the New Notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of New Notes, as set forth below. However, any purchaser of New Notes who is one of our “affiliates” as defined in Rule 405 under the Securities Act or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

•	will not be able to rely on the interpretation of the SEC’s staff;

•	will not be able to tender its Old Notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the New Notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer, and there can be no assurance that the SEC’s staff would make a similar determination with respect to the New Notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes which were received by the broker-dealer as a result of market-making or other trading activities.

DESCRIPTION OF THE NEW NOTES

The New Notes will be issued under the indenture, dated as of May 30, 2014, among CareTrust REIT, Inc., CTR Partnership, L.P., CareTrust Capital Corp., CareTrust GP, LLC, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee, which we refer to as the “indenture.” This is the same indenture under which the Old Notes were issued. The terms of the New Notes are stated in the indenture and also include those terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The following description is a summary of the material provisions of the indenture and it does not restate the indenture. This description therefore may not contain all of the information that is important to you, and we urge you to read the indenture in its entirety, which can be obtained upon request to CareTrust REIT, Inc. at the address indicated under “Where You Can Find More Information” elsewhere in this prospectus, because it, and not this description, defines your rights as a holder of New Notes.

You can find the definitions of certain capitalized terms used in this description under the subheading “— Certain Definitions.” The term “Partnership” as used in this section refers only to CTR Partnership, L.P. and not to any of its subsidiaries, the term “Capital Corp.” as used in this section refers only to CareTrust Capital Corp. and not to any of its subsidiaries, the term “Issuers” as used in this section refers only to the Partnership and Capital Corp. and not to any of their respective subsidiaries, the term “Parent” as used in this section refers only to CareTrust REIT, Inc. and not to any of its subsidiaries and the term “General Partner” as used in this section refers only to CareTrust GP, LLC and not to any of its subsidiaries.

The New Notes Versus the Old Notes

The Issuers are issuing $260.0 million aggregate principal amount of their 5.875% Senior Notes due 2021 (the “New Notes” and, together with any Old Notes that remain outstanding after the exchange offer, the “Notes”). The New Notes are substantially identical to the Old Notes except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes described in the registration rights agreement do not apply to the New Notes. The New Notes issued in this exchange offer and any Old Notes that remain outstanding after this exchange offer will constitute a single series of debt securities under the indenture.

General

The Notes are unsecured senior obligations of the Issuers and will mature on June 1, 2021. The Notes will initially bear interest at a rate of 5.875% per annum, payable semiannually to holders of record at the close of business on the May 15 or the November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing December 1, 2014.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, in accordance with the terms of the indenture.

Interest on the Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 of principal amount and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers are entitled to require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer or exchange of Notes.

Subject to the covenant described below under “— Covenants — Limitation on Indebtedness,” the Issuers are entitled to issue additional notes under the indenture. The Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase (other than special redemptions or offers to purchase related to a particular transaction or an escrow funding and specific to an issuance of Notes (including any special mandatory redemption). Additional notes will not necessarily be fungible with the Notes for U.S. federal income tax purposes.

Parent, the General Partner and the Issuers

Each of Parent, the General Partner and the Issuers was formed for the purpose of consummating the Spin-Off and the other Transactions. Parent is a holding company with no operations or assets, other than the equity interests in the Partnership and in the General Partner. The General Partner is a holding company with no operations or assets, other than the equity interests in the Partnership. As a result, holders of the Notes should not expect Parent or the General Partner to participate in servicing the obligations under the Notes.

Substantially concurrently with or on or prior to the Issue Date, Ensign contributed to Parent, for further contribution directly and indirectly to the Partnership, the entities that owned all of Ensign’s real property interests (other than the entities that own certain retained properties) (the “CareTrust PropCo Entities” and, such real property interests, the “PropCo Assets”) and the entities that operate three ILFs (the “CareTrust OpCo Entities” and, the assets related to such operations, the “OpCo Assets”). “CareTrust Subsidiaries” means the CareTrust OpCo Entities together with the CareTrust PropCo Entities. “CareTrust Assets” means the OpCo Assets together with the PropCo Assets.

Capital Corp. is a newly formed corporation and a direct wholly owned subsidiary of the Partnership formed solely for the purpose of facilitating the offering of the Notes by acting as a co-issuer of the Notes. Capital Corp. is nominally capitalized and does not have any operations or revenues. As a result, investors in the Notes should not expect Capital Corp. to participate in servicing the obligations under the Notes. See “— Limitations on Activities of Capital Corp.”

Notes Guarantees and Subsidiary Guarantors

The Notes are guaranteed by Parent, the General Partner and each of the CareTrust Subsidiaries (the “Subsidiary Guarantors”), other than those CareTrust Subsidiaries (the “Real Property Non-Guarantor Subsidiaries”) that hold their properties subject to mortgages or other Indebtedness whose terms prohibit such Subsidiaries from entering into guarantees of other Indebtedness, including Notes Guarantees and guarantees of the Credit Agreement. As of the Issue Date, the Real Property Non-Guarantor Subsidiaries held CareTrust Assets consisting of the Real Property Non-Guarantor Subsidiaries’ respective real properties and the improvements thereon, including SNFs (the “Non-Guarantor Assets”). The consolidated net revenues of CareTrust on an annualized basis attributable to the Non-Guarantor Assets would have been $10.9 million based upon the consolidated net revenues of CareTrust for the month of June 2014 (the first full month of operations after the Spin-Off), and, as of June 30, 2014, the Non-Guarantor Assets accounted for 10.8% of CareTrust’s total real estate investments, net of accumulated depreciation, and secured aggregate mortgage indebtedness to third parties of approximately $99.0 million, which consists of indebtedness under the GECC Loan.

The Notes Guarantees are unconditional (subject to the release provisions described below under “— Covenants — Future Guarantees by Restricted Subsidiaries”) regardless of the enforceability of the Notes and the indenture but are limited to the extent necessary to avoid being characterized as a “fraudulent conveyance.” The Notes will not be guaranteed by the Real Property Non-Guarantor Subsidiaries, any Unrestricted Subsidiaries we may create in the future or any future Restricted Subsidiaries that are not required to become (or are released as) Subsidiary Guarantors in accordance with “— Covenants — Future Guarantees by Restricted Subsidiaries.” As of the Issue Date, there was no Unrestricted Subsidiaries, and all of the Partnership’s Subsidiaries (other than the Real Property Non-Guarantor Subsidiaries) were Subsidiary Guarantors. However, as described in the definition of “Unrestricted Subsidiary,” any Subsidiary of Parent (other than the Issuers) may be designated in the future as an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture.

Subject to certain exceptions, each future Domestic Restricted Subsidiary of the Issuers that subsequently guarantees Indebtedness under the Credit Agreement, any other syndicated loan facility or any capital markets Indebtedness of the Issuers or a Subsidiary Guarantor will be required to execute a Subsidiary Guarantee. See “— Covenants — Future Guarantees by Restricted Subsidiaries.”

Pursuant to the indenture, and giving effect to the release provisions described below under “— Covenants — Future Guarantees by Restricted Subsidiaries”, a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person as described below under “— Covenants — Consolidation, Merger and Sale of Assets,” and the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person as described below under “— Covenants — Limitation on Asset Sales.” The Subsidiary Guarantee of a Subsidiary Guarantor also will be released under specified circumstances as described under “— Covenants — Future Guarantees by Restricted Subsidiaries.”

Optional Redemption

Optional Redemption. Except as described below, the Issuers are not entitled to redeem any Notes prior to June 1, 2017. The Notes will be redeemable at the option of the Issuers, in whole or in part, at any time, and from time to time, on and after June 1, 2017, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing June 1 of the years indicated below, in each case together with accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date):

Year	Redemption Price
2017	102.938%
2018	101.469%
2019 and thereafter	100.000%

Make-Whole Redemption. Prior to June 1, 2017, the Issuers are entitled, at their option, to redeem, at any time, and from time to time, all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means with respect to a Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note and (2) the excess of (A) the present value at such redemption date of (i) the redemption price of such Note on June 1, 2017 (such redemption price being described in the first paragraph in this “— Optional Redemption” section exclusive of any accrued and unpaid interest) plus (ii) all required remaining scheduled interest payments due on such Note through June 1, 2017 (but excluding accrued and unpaid interest to such redemption date), computed using a discount rate equal to the Adjusted Treasury Rate at such redemption date, over (B) the principal amount of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield as of the earlier of (a) such redemption date and (b) the date on which such Notes are defeased or satisfied and discharged, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after June 1, 2017, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated by the Issuers on the third Business Day immediately preceding the redemption date, plus, in the case of each of clauses (1) and (2), 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to June 1, 2017, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2017.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate definition is applicable, the average of three, or such lesser number as is obtained by the Issuers, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Issuers.

“Reference Treasury Dealer” means Wells Fargo Securities, LLC and its successors and assigns, SunTrust Robinson Humphrey, Inc. and its successors and assigns and RBC Capital Markets, LLC and its successors and assigns.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuers, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Optional Redemption With Proceeds of Equity Offerings. At any time, and from time to time, on or prior to June 1, 2017, the Issuers are entitled, at their option, to use an amount equal to all or a portion of the Net Cash Proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes (together with any additional notes) issued under the indenture at a redemption price of 105.875% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that:

(1)	at least 65% of the principal amount of Notes originally issued under the indenture remains outstanding immediately after such redemption; and

(2)	the Issuers complete such redemption not more than 120 days after the consummation of any such Equity Offering.

The Issuers or their Affiliates are entitled to acquire Notes by means other than a redemption from time to time, including through an Offer to Purchase, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, so long as such acquisition does not otherwise violate the terms of the indenture, upon such terms and at such prices as the Issuers or their Affiliates may determine, which may be more or less than the consideration for which the Old Notes were sold and may be less than any redemption price then in effect and could be for cash or other consideration.

Selection and Notice of Redemption for Optional Redemptions

In the event that the Issuers elect to redeem less than all of the Notes, selection of the Notes for redemption will be made by the trustee either:

(1)	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are then listed; or

(2)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate and in accordance with DTC procedures.

No Notes of a principal amount of $2,000 or less will be redeemed in part, and no redemption shall result in a holder holding a Note of a principal amount of less than $2,000. Notice of redemption will be mailed by first-class mail or given as otherwise provided in accordance with the procedures of DTC at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed or given more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. In connection with any redemption of Notes (including with the Net Cash Proceeds of an Equity Offering), any such redemption may, at the Issuers’ discretion, be subject to satisfaction of one or more conditions precedent, including any related Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice may state that, in the Issuers’ discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuers in their sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuers in their sole discretion) by the redemption date, or by the redemption date so delayed. Unless the Issuers default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

Sinking Fund

There will be no sinking fund payments for the Notes, and the Notes are not subject to mandatory redemption.

Ranking

The Notes will be senior unsecured obligations of the Issuers, and rank equally in right of payment with other existing and future unsecured senior Indebtedness of the Issuers. The Notes Guarantee by each Guarantor will be an unsecured senior obligation of such Guarantor and will rank equally in right of payment with all existing and future unsecured senior Indebtedness of such Guarantor. The Notes and the Notes Guarantees, respectively, will be effectively subordinated to all of the Issuers’ and the Guarantors’ secured Indebtedness (including the Credit Agreement and a promissory note with Johnson Land Enterprises, Inc.) to the extent of the value of the assets securing such Indebtedness, and structurally subordinated to all Indebtedness (including the GECC Loan) of any Subsidiaries of the Issuers (including the Real Property Non-Guarantor Subsidiaries) that are not Subsidiary Guarantors. See “— Notes Guarantees and Subsidiary Guarantors” for a description of which entities will guarantee the Notes. As of June 30, 2014:

(i)	we had on a consolidated basis approximately $359.5 million of Indebtedness outstanding (consisting of $260.0 million under the Notes, approximately $99.5 million under the GECC Loan and a promissory note with Johnson Land Enterprises, Inc. and no outstanding borrowings under the Credit Agreement);

(ii)	we had on a consolidated basis approximately $99.5 million of Secured Indebtedness outstanding (consisting of approximately $99.5 million under the GECC Loan and a promissory note with Johnson Land Enterprises, Inc. and no outstanding borrowings under the Credit Agreement) all of which would be effectively senior to the Notes to the extent of the value of the assets securing such Indebtedness;

(iii)	we had on a consolidated basis approximately $84.2 million in borrowing capacity available under the Credit Agreement given the borrowing base requirements of the Credit Agreement (all of which borrowings would be effectively senior to the Notes to the extent of the value of the assets securing such Indebtedness); and

(iv)	the Real Property Non-Guarantor Subsidiaries would have had approximately $99.0 million of Indebtedness outstanding (consisting of the GECC Loan) all of which would be structurally senior to the Notes.

Suspension of Covenants

During a Suspension Period, Parent and its Restricted Subsidiaries will not be subject to the following corresponding provisions of the indenture:

•	“— Covenants — Limitation on Indebtedness”;

•	“— Covenants — Maintenance of Total Unencumbered Assets”;

•	“— Covenants — Limitation on Restricted Payments”;

•	“— Covenants — Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

•	“— Covenants — Future Guarantees by Restricted Subsidiaries”;

•	“— Covenants — Limitation on Transactions with Affiliates”;

•	“— Covenants — Limitation on Asset Sales”; and

•	clause (3) of the first paragraph of “Consolidation, Merger and Sale of Assets.”

All other provisions of the indenture will apply at all times during any Suspension Period so long as any Notes remain outstanding thereunder.

“Suspension Period” means any period:

(1)	beginning on the date that:

(A)	the Notes have Investment Grade Status;

(B)	no Default or Event of Default has occurred and is continuing; and

(C)	the Issuers have delivered an Officer’s Certificate to the trustee certifying that the conditions set forth in clauses (A) and (B) above are satisfied; and

(2)	ending on the date (the “Reversion Date”) that the Notes cease to have Investment Grade Status.

During a Suspension Period, Parent’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the definition of “Unrestricted Subsidiary.”

On each Reversion Date, calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the Issue Date; provided that no Default or Event of Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended; provided further, that the amount available to be made as a Restricted Payment shall not be reduced to below zero solely as a result of Restricted Payments made during the Suspension Period but may be reduced to below zero as a result of negative cumulative Funds from Operations during the Suspension Period for the purpose of the first bullet under clause (C) of the first paragraph of such covenant.

On each Reversion Date, all Indebtedness, Liens and dividend and other payment restrictions Incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date. For purposes of the “— Limitation on Asset Sales” covenant, on each Reversion Date, the unutilized Excess Proceeds will be reset to zero. No Default or Event of Default will be deemed to have occurred on the Reversion Date (or thereafter) under any Suspended Covenant solely as a result of any actions taken by Parent of any of its Restricted Subsidiaries, or events occurring, during the Suspension Period. For purposes of the “— Maintenance of Total Unencumbered Assets” covenant, if the Issuers and their Restricted Subsidiaries are not in compliance with such covenant as of a Reversion Date, no Default or Event of Default will be deemed to have occurred unless such noncompliance continues for 120 days following the Reversion Date, provided that neither the Issuers nor any of their Restricted Subsidiaries shall incur any Secured Indebtedness until such time that the requirements of such covenant have been satisfied.

There can be no assurance that the Notes will ever achieve an investment grade rating or Investment Grade Status or that any such rating or status will be maintained.

Spin-Off Transactions

The indenture provides that notwithstanding any of the covenants or obligations of Parent, the Issuers or any of Parent’s Restricted Subsidiaries described under “— Covenants,” “— Consolidation, Merger and Sale of Assets,” “— Repurchase of Notes upon a Change of Control” and “— Limitations on Activities of Capital Corp.,” any action taken by any of Parent, the Issuers or any of Parent’s Restricted Subsidiary in connection with or incidental to the consummation of the Spin-Off and other Transactions shall be permitted under those covenants and obligations without restriction.

Covenants

The indenture contains, among others, the following covenants:

Limitation on Indebtedness

(1)	Parent and the General Partner will not Incur any Indebtedness (including Acquired Indebtedness) other than guarantees of Indebtedness issued on the Issue Date, other Indebtedness existing on the Issue Date, and guarantees of Indebtedness of the Issuers or any other Restricted Subsidiary of Parent provided such Indebtedness is permitted by and Incurred in accordance with this covenant. The Issuers will not, and will not permit any of their Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness) if, immediately after giving effect to the Incurrence of such additional Indebtedness and on a pro forma basis (including the receipt and pro forma application of the proceeds therefrom), the aggregate principal amount of all outstanding Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis is greater than 60% of Parent’s Adjusted Total Assets.

(2)	The Issuers will not, and will not permit any of their Restricted Subsidiaries to, Incur any Secured Indebtedness (including Acquired Indebtedness) if, immediately after giving effect to the Incurrence of such additional Secured Indebtedness and on a pro forma basis (including the receipt and pro forma application of the proceeds therefrom), the aggregate principal amount of all outstanding Secured Indebtedness of the Issuers and their Restricted Subsidiaries on a consolidated basis would be greater than 40% of Parent’s Adjusted Total Assets.

(3)	The Issuers will not, and will not permit any of their Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuers or any of the Subsidiary Guarantors may Incur Indebtedness (including Acquired Indebtedness) if, after giving effect to the Incurrence of such Indebtedness and on a pro forma basis (including the receipt and pro forma application of the proceeds therefrom), the Interest Coverage Ratio of Parent and its Restricted Subsidiaries on a consolidated basis would be at least 2.0 to 1.0.

(4)	Notwithstanding paragraphs (1), (2) and (3) above, Parent or any of its Restricted Subsidiaries (except as specified below) may Incur each and all of the following (collectively, “Permitted Indebtedness”):

(A)	Indebtedness of an Issuer or a Guarantor outstanding under any Credit Facility at any time in an aggregate principal amount not to exceed the greater of $225.0 million and 30% of Parent’s Adjusted Total Assets (in each case, plus, in the case of any Indebtedness under any Credit Facility resulting from the refinancing of any Indebtedness under any Credit Facility, the aggregate amount of accrued interest, fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing);

(B)	Indebtedness of the Issuers or any of their Restricted Subsidiaries owed to:

•	the Issuers or a Guarantor, or

•	any Restricted Subsidiary;

provided, however, that if the Partnership, Capital Corp. or any Guarantor is an obligor and the payee is not the Partnership, Capital Corp. or a Guarantor, the Indebtedness is subordinated in right of payment to the amounts due under the Notes, in the case of the Partnership or Capital Corp., or the Notes Guarantee, in the case of a Guarantor; provided further that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Issuers or any subsequent transfer of such Indebtedness (other than to the Issuers or any other Restricted Subsidiary of the Issuers) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

(C)	Indebtedness of the Issuers or any of their Restricted Subsidiaries under Hedging Obligations (provided that such agreements (x)(i) are designed to protect the Issuers or any of their Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates (whether fluctuations of fixed to floating rate interest or floating to fixed rate interest) or otherwise in the ordinary course of business to hedge or mitigate risks to which the Issuers or any of their Restricted Subsidiaries are exposed in the conduct of their business or the management of their liabilities and not for speculative purposes and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or other hedged items or by reason of fees, indemnities and compensation payable thereunder, or (y) were entered into as part of or in connection with an issuance of Convertible Indebtedness) (including, in the case of this clause (y), for the avoidance of doubt, Permitted Bond Hedge Transactions and Permitted Warrant Transactions));

(D)	Indebtedness of the Issuers or any of the Subsidiary Guarantors, to the extent the net proceeds thereof are promptly or substantially concurrently:

•	used to purchase Notes tendered in an Offer to Purchase made as a result of (or in anticipation of, but subject to) a Change in Control,

•	used to redeem all the Notes as described above under “Optional Redemption,”

•	deposited to defease the Notes as described below under “Defeasance,” or

•	deposited to discharge the obligations under the Notes and indenture as described below under “Satisfaction and Discharge”;

(E)	(i) Guarantees of Indebtedness of the Issuers or any of the Subsidiary Guarantors by Parent or the General Partner, (ii) Guarantees of Indebtedness of the Issuers or any Subsidiary Guarantor by any of their Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the “Future Guaranties by Restricted Subsidiaries” covenant described below, (iii) any Guarantees by a Subsidiary Guarantor of any Indebtedness of an Issuer or any other Subsidiary Guarantor, (iv) Guarantees by an Issuer of Indebtedness of any Subsidiary Guarantor, (v) Guarantees of Permitted Mortgage Indebtedness of a Restricted Subsidiary by Parent and (vi) Guarantees by any Restricted Subsidiary of Parent that is not an Issuer or Subsidiary Guarantor of Indebtedness of any other Restricted Subsidiary of Parent that is not an Issuer or Subsidiary Guarantor;

(F)	Existing Indebtedness;

(G)	Indebtedness represented by the Notes and the Notes Guarantees issued on the Issue Date and the exchange Notes and related exchange guarantees to be issued in exchange for such Notes and Notes Guarantees pursuant to the registration rights agreement;

(H)	Indebtedness consisting of obligations to pay insurance premiums incurred in the ordinary course of business;

(I)	Indebtedness in respect of any bankers’ acceptances, bank guarantees, letters of credit, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business;

(J)	(a) Indebtedness in respect of workers’ compensation claims, health, disability or other employee benefits, self-insurance obligations, indemnities, performance, bid, completion and surety bonds or guarantees and similar types of obligations in the ordinary course of business and including statutory obligations or otherwise under applicable law and (b) deposits and advance payments received in the ordinary course of business;

(K)	Indebtedness represented by cash management obligations and other obligations in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts and honoring or drawing of an instrument against insufficient funds and endorsements for deposit;

(L)	Indebtedness supported by a letter of credit procured by the Issuers or any of their Restricted Subsidiaries in a principal amount not in excess of the stated amount of such letter of credit and where the underlying Indebtedness would otherwise be permitted;

(M)	guarantees: (a) Incurred in the ordinary course of business; or (b) constituting Investments that are (i) included in the calculation of the amount available to be made as Restricted Payments under clause (C) of the first paragraph of the “— Limitation on Restricted Payments” covenant, (ii) made pursuant to clause (18) under the third paragraph under the “Limitation on Restricted Payments” covenant or (iii) made in reliance on clause (9), (18) or (19) of the definition of “Permitted Investments”;

(N)	Permitted Refinancing Indebtedness Incurred in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be Incurred under the provisions of paragraphs (1), (2) and (3) of this covenant or clause (D), (F), (G), (N), (O), (P), (Q), (R), (S) or (T) of this paragraph (4);

(O)	Indebtedness of Restricted Subsidiaries that are not the Issuers or Subsidiary Guarantors in an aggregate principal amount at any time outstanding not to exceed, when taken together with all then outstanding net Investments in Unrestricted Subsidiaries and joint ventures made in reliance on clause (9) of the definition of “Permitted Investments,” the greater of $20.0 million and 3.0% of the Adjusted Total Assets of such Restricted Subsidiaries; provided, however, that any Permitted Refinancing Indebtedness Incurred under clause (N) above in respect of Indebtedness Incurred under this clause (O) shall be deemed to have been Incurred under this clause (O) for purposes of determining the amount of Indebtedness that may at any time be Incurred under this clause (O);

(P)	additional Indebtedness of the Issuers and their Restricted Subsidiaries in an aggregate principal amount at any time outstanding not to exceed the greater of $20.0 million and 3.0% of Parent’s Adjusted Total Assets; provided, however, that any Permitted Refinancing Indebtedness Incurred under clause (N) above in respect of Indebtedness Incurred under this clause (P) shall be deemed to have been Incurred under this clause (P) for purposes of determining the amount of Indebtedness that may at any time be Incurred under this clause (P);

(Q)	Indebtedness (including Capitalized Lease Obligations and Attributable Debt) of the Issuers and their Restricted Subsidiaries Incurred to finance the purchase, lease, expansion, repair, refurbishment, renovation, improvement, construction or acquisition (whether by asset or Capital Stock of the Person owning such assets) of, or capital expenditures with respect to, property (real or personal) or equipment in an aggregate principal amount at any time outstanding not to exceed the greater of $20.0 million and 3.0% of Parent’s Adjusted Total Assets; provided, however, that any Permitted Refinancing Indebtedness Incurred under clause (N) above in respect of such Indebtedness shall be deemed to have been Incurred under this clause (Q) for purposes of determining the amount of Indebtedness that may at any time be Incurred under this clause (Q);

(R)	Acquired Indebtedness and any other Indebtedness Incurred to finance a merger, consolidation or other acquisition; provided that either (i) immediately after giving effect to the Incurrence of such

Acquired Indebtedness and such other Indebtedness, as the case may be, on a pro forma basis (including the receipt and pro forma application of the proceeds therefrom) as if such Incurrence (and the related merger, consolidation or other acquisition) had occurred at the beginning of the applicable Four Quarter Period, (A) either (x) the Issuers and their Restricted Subsidiaries would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (1) above or (y) the ratio referred to in such paragraph (1) would be equal to or less than such ratio immediately prior to such merger, consolidation or other acquisition, (B) either (x) the Issuers and their Restricted Subsidiaries would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (2) above or (y) the ratio referred to in such paragraph (2) would be equal to or less than such ratio immediately prior to such merger, consolidation or other acquisition and (C) either (x) the Issuers and the Subsidiary Guarantors would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (3) above or (y) the ratio referred to in such paragraph (3) would be equal to or greater than such ratio immediately prior to such merger, consolidation or other acquisition; or (ii) the aggregate principal amount of such Acquired Indebtedness or other Indebtedness at any time outstanding Incurred pursuant to this clause (R)(ii) does not exceed $10.0 million;

(S)	Permitted Mortgage Indebtedness of any Restricted Subsidiary of Parent that is not an Issuer or Subsidiary Guarantor that would be permitted to be Incurred under the provisions of paragraphs (1), (2) and (3) of this covenant, if such Restricted Subsidiary was a Subsidiary Guarantor; or

(T)	Convertible Indebtedness of Parent that would be permitted to be Incurred under the provisions of paragraphs (1), (2) and (3) of this covenant, if Parent was an Issuer.

(5)	Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that Parent or any of its Restricted Subsidiaries may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

(6)	For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (A) through (T) of paragraph (4) above or is entitled to be Incurred pursuant to paragraphs (1), (2) and (3) above, the Issuers shall, in their sole discretion, be entitled to classify all or a portion of such item of Indebtedness on the date of its Incurrence or issuance and determine the order of such Incurrence or issuance (and may later reclassify such item of Indebtedness) and may divide and classify such Indebtedness in more than one of the types of Indebtedness described. At any time that the Issuers would be entitled to have Incurred any then outstanding Indebtedness under paragraphs (1), (2) and (3) of this covenant, such Indebtedness shall be automatically reclassified into Indebtedness Incurred pursuant to those paragraphs. Notwithstanding the foregoing, any Indebtedness Incurred and outstanding under the Credit Agreement on or prior to the Issue Date shall be deemed to have been Incurred under clause (A) of paragraph (4) above and may not be reclassified. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness, but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness. For the avoidance of doubt, the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, however, that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

A change in GAAP that results in an obligation existing at the time of such change, which is not at the time of such change classified as Indebtedness, becoming Indebtedness will not be deemed to be an Incurrence of Indebtedness.

Maintenance of Total Unencumbered Assets

The Issuers and their Restricted Subsidiaries will maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of the Issuers and their Restricted Subsidiaries on a consolidated basis.

Limitation on Restricted Payments

Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or with respect to Capital Stock of Parent or any Restricted Subsidiary of Parent held by Persons other than Parent or any of its Restricted Subsidiaries, other than (i) dividends or distributions payable solely in shares of Capital Stock of Parent or any of its Restricted Subsidiaries (other than Disqualified Stock) and (ii) pro rata dividends or other distributions made by a Restricted Subsidiary that is not Wholly Owned to minority stockholders (or owners of equivalent interests in the event the Subsidiary is not a corporation);

(2)	purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of Parent held by any Person, other than (i) Capital Stock held by Parent or a Restricted Subsidiary of Parent) or (ii) solely in Capital Stock of Parent (other than Disqualified Stock);

(3)	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Issuers that is subordinated in right of payment to the Notes or Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor, in each case excluding (i) any intercompany Indebtedness between or among Parent or any of its Restricted Subsidiaries and (ii) the payment, purchase, redemption, repurchase, defeasance, discharge, acquisition or retirement of such subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, purchase, redemption, repurchase, defeasance, discharge, acquisition or retirement; or

(4)	make an Investment, other than a Permitted Investment, in any Person;

(such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing,

(B)	the Issuers could not Incur at least $1.00 of Indebtedness in compliance with both paragraphs (1) and (3) of the “Limitation on Indebtedness” covenant, or

(C)	the aggregate amount of all Restricted Payments made after the Issue Date (and not returned or rescinded and subject to the last paragraph of this covenant) shall exceed the sum of, without duplication:

•	95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Spin-Off Effective Date occurs and ending on the last day of the last fiscal quarter immediately preceding the Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant or for which internal financial statements are available, plus

•	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by Parent or the Partnership after the Issue Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Parent, including from an issuance or sale permitted by the indenture of Indebtedness or Disqualified Stock of Parent or any of its Restricted Subsidiaries subsequent to the Issue Date upon conversion, exercise or exchange of such Indebtedness or Disqualified Stock into or for Capital Stock (other than Disqualified Stock) of Parent or the Partnership, plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities (excluding, for the avoidance of doubt, the securities converted or exchanged), received by Parent or its Restricted Subsidiaries upon such conversion, exercise or exchange (in each case, exclusive of any Disqualified Stock), plus

•	an amount equal to (i) the net reduction in Investments (other than reductions in Permitted Investments) in any Person after the Issue Date resulting from payments of interest on Indebtedness, dividends or other distributions, repayments of loans or advances, or other transfers of assets, in each case to Parent or any of its Restricted Subsidiaries or from the Net Cash Proceeds, and the fair market value of property or assets or marketable securities received, from the sale or other disposition of any such Investment (including, without limitation, through satisfaction, expiration, reduction, release, repurchase, purchase, discharge, defeasance, retirement, redemption, repayment or cancellation of such Investment and sales of Capital Stock or other securities of such other Person) (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations), and (ii) with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary or that has been merged or consolidated with or into, or which has transferred or conveyed its assets to, or has been liquidated into, Parent or a Restricted Subsidiary of Parent, in each case after the Issue Date, the amount of Parent’s and its Restricted Subsidiaries’ Investment in such Subsidiary (directly or indirectly) as of the date of such redesignation, merger, consolidation, transfer, conveyance or liquidation (valued, in the case of each of clauses (i) and (ii), as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by Parent and its Restricted Subsidiaries in such Person or Unrestricted Subsidiary and treated as a Restricted Payment, plus

•	the fair market value of property or assets or Capital Stock representing interests in Persons (other than that of Parent or the Partnership) acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock or Capital Stock issued in exchange for Capital Stock of Parent or the Partnership utilized pursuant to clause (3) or (4) of the second succeeding paragraph) of Parent or the Partnership subsequent to the Issue Date, plus

•	without duplication, in the event Parent or any Restricted Subsidiary of Parent makes any Investment in a Person that, as a result of or in connection with such Investment, becomes (including by redesignation) a Restricted Subsidiary of Parent, an amount not to exceed the amount of Investments previously made by Parent and its Restricted Subsidiaries in such Person and that was treated as a Restricted Payment.

Notwithstanding the foregoing, Parent and any of its Restricted Subsidiaries may declare or pay any dividend or make any distribution or take other action (that would have otherwise been a Restricted Payment) which the Board of Directors of Parent believes in good faith is necessary to (i) maintain Parent’s status as a real estate investment trust under the Code or (ii) avoid any excise tax or any income tax imposed on Parent, in each case including, but not limited to, pro rata dividends or other distributions by the Partnership to minority unitholders as a result of a distribution from the Partnership to Parent for the purpose of funding any such dividend, distribution or other action); provided that (i) (A) on or before June 30, 2016, the aggregate principal amount of all outstanding Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis at the time of declaration is not greater than 65% of Parent’s Adjusted Total Assets, and (B) after June 30, 2016, the aggregate principal amount of all outstanding Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis at the time of declaration is not greater than 60% of Parent’s Adjusted Total Assets, and (ii) no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions shall not be violated by reason of:

(1)	the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, as the case may be, if, at the date of declaration or notice, such payment would comply with the foregoing paragraph;

(2)	the payment, repayment, purchase, redemption, repurchase, defeasance, discharge or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or to a Notes Guarantee including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred pursuant to paragraphs (1), (2) and (3) or (4)(N) of the covenant described under “— Limitation on Indebtedness”;

(3)	(a) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Parent or the Partnership (other than any Disqualified Stock or any Capital Stock sold to a Restricted Subsidiary of Parent or to an employee stock ownership plan or any trust established by Parent) or from substantially concurrent contributions to the equity capital of Parent or the Partnership (collectively, including any such contributions, “Refunding Capital Stock”) (with any sale or contribution within 60 days deemed as substantially concurrent); and (b) the declaration and payment of accrued dividends (and any premium) on any Capital Stock redeemed, repurchased, purchased, retired, defeased, discharged or acquired out of the proceeds of the sale of Refunding Capital Stock within 60 days of such sale; provided, that the amount of any such proceeds or contributions that are utilized for any Restricted Payment pursuant to this clause (3) shall be excluded from the amount described in the second bullet of clause (4)(C) of this covenant;

(4)	the making of any principal payment on, or the repayment, repurchase, purchase, redemption, retirement, defeasance, discharge or other acquisition for value of Indebtedness of the Issuers that is subordinated in right of payment to the Notes or Indebtedness of a Guarantor that is subordinated in right of payment to the Notes Guarantee of such Guarantor, including premium, if any, and accrued and unpaid interest, in exchange for, or out of the proceeds of an issuance of, shares of Capital Stock (other than Disqualified Stock) of Parent or the Partnership or from contributions to the equity capital of Parent or the Partnership, in each case within 90 days of such principal payment, repayment, repurchase, purchase, redemption, retirement, defeasance, discharge or other acquisition;

(5)	payments or distributions to dissenting holders of limited partnership units of the Partnership or stockholders of Parent or any direct or indirect parent company of the Partnership pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture described under “— Consolidation, Merger and Sale of Assets”;

(6)

the repurchase, purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of Parent held by any current or former officer, director, consultant or employee or manager of Parent or any of its Restricted Subsidiaries (or any permitted transferees, assigns, estates, trusts or heirs of any of the foregoing); provided, however, the aggregate amount paid by Parent and its Restricted Subsidiaries pursuant to this clause (6) shall not exceed $5.0 million in any calendar year (excluding for purposes of calculating such amount the amount paid for Capital Stock repurchased, redeemed, acquired or retired with the cash proceeds from the repayment of outstanding loans previously made by Parent or a Restricted Subsidiary thereof for the purpose of financing the repurchase, purchase, redemption or other acquisition or retirement of such Capital Stock), with unused amounts in any calendar year being carried over for up to two succeeding calendar year periods until used; provided further, that such amount in any calendar year may be increased by an amount not to exceed: (A) the net cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of Parent, in each case, to officers, directors, consultants or employees or managers of Parent or any of its Restricted Subsidiaries that occurs after the Issue Date, to the extent such cash proceeds (i) have not otherwise been applied to permit the payment of any other Restricted Payment or (ii) are not attributable to loans made by Parent or a Restricted Subsidiary thereof for the purpose of financing the repurchase, purchase, redemption or other acquisition or retirement of such Capital Stock, plus (B) the cash proceeds of key man life insurance policies received by Parent and its Restricted Subsidiaries after the Issue Date, less (without duplication of clause (A)(i) above) (C) the amount of any Restricted Payments previously made using the amounts from clause (A) and (B) of this clause (6); provided further, however, that cancellation of Indebtedness owing to Parent from any officer, director, consultant or employee or manager of Parent or any Restricted Subsidiary thereof in connection with a repurchase of Capital Stock of Parent shall not be deemed to constitute a Restricted Payment for purposes of the indenture;

(7)	the repurchase of Capital Stock deemed to occur (i) upon the exercise of options, rights, warrants or other equivalents, or upon conversion or exchange, if such Capital Stock represents all or a portion of the exercise, conversion or exchange price thereof, and (ii) in connection with the withholding of a portion of the Capital Stock granted or awarded to an officer, director, consultant or employee or manager to pay for the taxes payable by such officer, director, consultant or employee or manager upon such grant or award;

(8)	upon or in connection with or following the occurrence of a Change of Control (or similarly defined term in other Indebtedness or Disqualified Stock) and within 90 days after completion of the Offer to Purchase (including the purchase of all Notes validly tendered and not withdrawn) pursuant to the covenant described below under the caption “Repurchase of Notes upon a Change of Control,” any repayment, repurchase, purchase, redemption, defeasance, discharge or other acquisition or retirement for value of any Indebtedness of the Issuers or any Guarantor that is subordinated in right of payment to the Notes or to any Notes Guarantee, respectively, or any Disqualified Stock that is required to be repurchased or redeemed or otherwise acquired pursuant to the terms thereof as a result of such Change of Control (or similarly defined term in other Indebtedness or Disqualified Stock), at a purchase price not greater than 101% of the outstanding principal amount, accreted value or liquidation preference thereof (plus accrued and unpaid interest, dividends and liquidated damages, if any);

(9)	within 90 days after completion of any Offer to Purchase Notes pursuant to the covenant described below under the caption “— Limitation on Asset Sales” (including the purchase of all Notes tendered), any repayment, repurchase, purchase, redemption, defeasance, discharge or other acquisition or retirement for value of any Indebtedness of the Issuers or any Guarantor that is subordinated in right of payment to the Notes or to any Notes Guarantee, respectively, or any Disqualified Stock that is required to be repurchased or redeemed or otherwise acquired pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount, accreted value or liquidation preference thereof (plus accrued and unpaid interest, dividends and liquidated damages, if any);

(10)	the payment of cash in lieu of the issuance of fractional shares of Capital Stock upon exercise, exchange or conversion of securities exercisable, exchangeable or convertible into Capital Stock of Parent or the Partnership;

(11)	Restricted Payments made pursuant to any Transaction Agreement or otherwise in connection with the Spin-Off and the other Transactions and fees and expenses related thereto;

(12)	the Purging Distribution;

(13)	Restricted Payments made pursuant to an exchange of or conversion into Capital Stock of Parent, including the redemption of Common Units for Common Stock of Parent pursuant to the terms of the Partnership Agreement;

(14)	the declaration and payment of dividends to holders of Disqualified Stock issued in accordance with the indenture;

(15)	the distribution, as a dividend or otherwise, of Capital Stock of, or Indebtedness owed to Parent or a Restricted Subsidiary of Parent by, Unrestricted Subsidiaries;

(16)	to the extent constituting Restricted Payments, payments to counterparties under Hedging Obligations;

(17)	(i) the making of cash payments in connection with any conversion or purchase of Convertible Indebtedness in an aggregate amount since the Issue Date not to exceed the sum of (a) the principal amount of such Convertible Indebtedness and any accrued and unpaid interest thereon plus (b) any payments received by Parent pursuant to the exercise, settlement, unwinding or termination of any related Permitted Bond Hedge Transaction; and

(ii)	(a) any payments in connection with a Permitted Bond Hedge Transaction and (b) the exercise, settlement, unwinding or termination of any related Permitted Warrant Transaction (I) by delivery of shares of common stock of Parent upon settlement thereof, (II) by (A) set-off against the related Permitted Bond Hedge Transaction or (B) payment of an early termination amount thereof in common stock upon any early termination thereof or (III) by a cash payment not to exceed the amount received upon any exercise, settlement, unwinding or termination of a related Permitted Bond Hedge Transaction; and

(18)	additional Restricted Payments in an aggregate amount not to exceed $20.0 million.

provided, however, that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

The net amount of any Restricted Payment permitted pursuant to the second paragraph of this covenant and clause (1) of the immediately preceding paragraph shall be included in calculating the amount available for Restricted Payments, if any, pursuant to clause (C) of the first paragraph of this covenant with respect to any subsequent Restricted Payments. The amount of any Restricted Payment permitted pursuant to clauses (2) through (18) of the immediately preceding paragraph shall be excluded in calculating the amount available for Restricted Payments, if any, pursuant to clause (C) of the first paragraph of this covenant with respect to any subsequent Restricted Payments. The net amount of all Restricted Payments or portion thereof (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. In determining whether any Restricted Payment is permitted by this covenant, Parent and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (18) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph of this covenant (including categorization in whole or in part as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of this covenant.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary of the Issuers to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Issuers or any other Restricted Subsidiary of the Issuers,

•	pay any Indebtedness owed to the Issuers or any other Restricted Subsidiary of the Issuers,

•	make loans or advances to the Issuers or any other Restricted Subsidiary of the Issuers, or

•	transfer its property or assets to the Issuers or any other Restricted Subsidiary of the Issuers.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing under, by reason of or with respect to, the indenture, the Notes, the Notes Guarantees, the Credit Agreement, any Existing Indebtedness, any other agreement in effect on the Issue Date as in effect on the Issue Date, and any Transaction Agreement as in effect on its date, and any amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements of such agreements; provided, however, that the encumbrances and restrictions in any such amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in those agreements on the Issue Date or such other date, as applicable;

(2)	existing under, by reason of or with respect to any Credit Facility or other Indebtedness permitted under the indenture (and not included in clause (1) above); provided, however, that the encumbrances and restrictions contained in the agreement or agreements governing such Credit Facility or other Indebtedness (x) (A) are not materially more restrictive, taken as a whole, than those contained in the Credit Agreement (with respect to other credit agreements or Indebtedness other than under an indenture and other than Permitted Mortgage Indebtedness or other mortgage Indebtedness) or the indenture (with respect to other indentures), in each case, as in effect on the Issue Date, or (B) with respect to Permitted Mortgage Indebtedness or other mortgage Indebtedness, (i) are not materially more disadvantageous to the holders of the Notes than is customary in comparable financings and (ii) will not materially affect the Issuers’ ability to make principal or interest payments on the Notes (in each case as determined by Parent in good faith at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction)) or (y) apply only during the occurrence of an event of default with respect to such Credit Facility or other Indebtedness;

(3)	existing under, by reason of or with respect to applicable law, rule, regulation, decree or administrative or court order;

(4)

existing with respect to any Person (including Indebtedness or Capital Stock of such Person) or the property or assets of such Person acquired by Parent or any Restricted Subsidiary of Parent (or any such Person that otherwise becomes a Restricted Subsidiary of Parent including by designation or by merger or consolidation or sale of all or substantially all of its assets into or to Parent or another Restricted Subsidiary of Parent), existing at the time of such acquisition (or such Person so becoming a Restricted Subsidiary of Parent) and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired (or such Restricted Subsidiary) and any amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements thereof; provided, however, that the encumbrances and restrictions in any such amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the instruments or agreements with respect to such Person or its property or assets as in effect on the date of such acquisition (or such Person so becoming a Restricted Subsidiary of Parent);

(5)	existing under, by reason of or with respect to provisions in joint venture, operating or similar agreements entered into in connection with a Permitted Business;

(6)	in the case of the last bullet in the first paragraph of this covenant:

•	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to, or that is, a lease, license, conveyance or contract or similar property or asset,

•	other encumbrances or restrictions contained in or with respect to the Master Leases and the properties subject thereto,

•	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Parent or any Restricted Subsidiary of Parent not otherwise prohibited by the indenture,

•	existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases, including purchase money Indebtedness, Capitalized Lease Obligations and other Indebtedness pursuant to be Incurred under paragraph (4)(Q) of Permitted Indebtedness, that impose encumbrances or restrictions on the property so acquired or covered thereby, or (iii) a contract with respect to an Asset Sale, Sale and Leaseback Transaction, stock sale agreement or other transfer, conveyance or disposition permitted under the indenture, which encumbrances or restrictions are applicable only to the property, assets or Capital Stock that are the subject of such contracts, or

•	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Parent or any Restricted Subsidiary of Parent in any manner material to Parent and its Restricted Subsidiaries taken as a whole;

(7)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of the Capital Stock of, or property and assets of, such Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the closing of such sale or other disposition;

(8)	existing under, by reason of or with respect to Indebtedness permitted to be Incurred pursuant to paragraph (4)(N) of, or other Permitted Refinancing Indebtedness permitted to be Incurred under, the covenant described under “— Limitation on Indebtedness;” provided, that the encumbrances and restrictions contained in the agreements governing such Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

•	the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

•	the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by the good faith judgment of Parent), and

•	Parent, in its good faith, determines that such an encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Notes;

(10)	any encumbrance or restriction pursuant to Hedging Obligations or under Permitted Non-Recourse Guarantees;

(11)	restrictions on deposits made to secure letters of credit or surety or other bonds issued in connection therewith or deposits made in the ordinary course of business with respect to insurance premiums, worker’s compensation, statutory obligations, utility deposits, rental obligations, unemployment insurance, performance of tenders, surety and appeal bonds and other similar obligations (or to secure letters of credit or surety or other bonds relating thereto);

(12)	restrictions on the ability of any Restricted Subsidiary to make Investments in or transfer assets to any Person that is not a Subsidiary of such Restricted Subsidiary or that is not a direct or indirect parent of such Restricted Subsidiary; and

(13)	any encumbrances or restrictions of the type referred imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, restructurings, replacements or other refinancings of those agreements, instruments or obligations referred to in clauses (1) through (12) above, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, restructurings, replacements or other refinancings are no more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in those agreements prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, restructuring, replacement or other refinancing.

Nothing contained in this covenant shall prevent Parent or any Restricted Subsidiary of Parent from (a) restricting the sale or other disposition of property or assets of Parent or any of its Restricted Subsidiaries that secure Indebtedness of the Issuers or any of their Restricted Subsidiaries or (b) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted by the indenture. For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, and (2) the subordination of loans or advances made to a Restricted Subsidiary to other Indebtedness Incurred by such Restricted Subsidiary, or other subordination provisions in any Indebtedness, shall not be deemed a restriction on the ability to make loans or advances.

Future Guarantees by Restricted Subsidiaries

Parent will not permit any Domestic Restricted Subsidiary of the Issuers to guarantee any Indebtedness under the Credit Agreement, any other syndicated loan facility or any capital markets Indebtedness of the Issuers or a Subsidiary Guarantor (“Guaranteed Indebtedness”), unless such Restricted Subsidiary within 30 calendar days after so guaranteeing such Guaranteed Indebtedness executes and delivers a supplemental indenture to the indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary; provided, however, that this paragraph shall not be applicable to any guarantee of any Person that existed (or any other guarantee required pursuant to the terms of any Acquired Indebtedness of any Person, which Acquired Indebtedness existed) at the time such Person became (including by redesignation) a Restricted Subsidiary of, or was merged into, the Issuers or a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. Parent may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Subsidiary Guarantor to become a Subsidiary Guarantor, in which case such Subsidiary shall not be required to comply with the 30 calendar day period described above. For the avoidance of doubt, Indebtedness of a Person that is guaranteed by an Issuer or a Subsidiary Guarantor shall not be deemed to be Guaranteed Indebtedness solely as a result of such guarantee by such Issuer or Subsidiary Guarantor.

If the Guaranteed Indebtedness:

•	ranks equally with the Notes (or the applicable Subsidiary Guarantee) in right of payment, then the guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guarantee issued pursuant to this covenant in right of payment; or

•	is subordinate in right of payment to the Notes (or the applicable Subsidiary Guarantee), then the guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee issued pursuant to this covenant at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes (or the applicable Subsidiary Guarantee).

Any such Subsidiary Guarantee by a Restricted Subsidiary shall be automatically and unconditionally released and discharged:

(1)	upon any sale, exchange or transfer (including through merger or consolidation), to any Person that is not a Subsidiary of Parent of Capital Stock held by Parent and its Restricted Subsidiaries in, or all or substantially all the assets of, such Subsidiary Guarantor (which sale, exchange or transfer is not prohibited by the indenture) such that, immediately after giving effect to such transaction, such Subsidiary Guarantor would no longer constitute a Restricted Subsidiary of Parent,

(2)	in connection with the merger or consolidation of such Subsidiary Guarantor with (a) an Issuer or (b) any other Guarantor (provided that in the case of this clause (b) the surviving entity remains or becomes a Guarantor upon consummation thereof),

(3)	if Parent designates such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the indenture,

(4)	upon the Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the indenture,

(5)	upon a liquidation or dissolution or winding-up of such Restricted Subsidiary not prohibited by the indenture,

(6)	upon the release or discharge of the Indebtedness or guarantee that resulted in the creation of such Subsidiary Guarantee (and any other guarantee given as a result thereof), except a discharge or release by or as a result of payment under such guarantee, or

(7)	upon payment in full of the principal of, and accrued and unpaid interest on, the Notes.

In addition, any Notes Guarantee provided by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged if (i) such Subsidiary ceases to guarantee obligations under the Credit Agreement or ceases to constitute a co-borrower with respect to the Credit Agreement, in either case in connection with a Permitted Mortgage Indebtedness financing transaction by such entity and (ii) the proceeds from any such financing transaction are applied solely for one or more of the uses described in clauses (1) through (7) of the third paragraph under the “Limitation on Asset Sales” covenant.

Limitation on Transactions with Affiliates

Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any Affiliate of Parent or any of its Restricted Subsidiaries, in each case involving consideration in excess of $2.5 million, except upon terms that are not materially less favorable to Parent or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s length transaction (to the extent there is such a transaction) with a Person that is not such an Affiliate.

The foregoing paragraph does not limit, and shall not apply to:

(1)	transactions (A) approved by a majority of the disinterested directors of the Board of Directors of Parent or (B) for which Parent or any Restricted Subsidiary of Parent delivers to the trustee a written opinion of a nationally recognized investment banking, appraisal or accounting firm stating that the transaction is fair to Parent or such Restricted Subsidiary from a financial point of view;

(2)	any transaction solely between or among Parent and any of its Restricted Subsidiaries or solely between or among Restricted Subsidiaries of Parent (in each case, including any entity that becomes (including by redesignation) a Restricted Subsidiary of Parent as a result of such transaction);

(3)	the payment of reasonable fees and compensation to, and indemnification, reimbursement of expenses and similar arrangements on behalf of, current, former or future directors of Parent or any Restricted Subsidiary of Parent;

(4)	the issuance or sale of Capital Stock (other than Disqualified Stock) of Parent or the Partnership;

(5)	any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant or any Permitted Investment;

(6)	any contracts, instruments or other agreements or arrangements in each case as in effect on the Issue Date (or, if entered into in connection with the Spin-Off and not in effect on the Issue Date, as in effect on the Spin-Off Effective Date), and any transactions pursuant thereto or contemplated thereby, or any amendment, modification or supplement thereto or any replacement thereof entered into from time to time, as long as such agreement or arrangements as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to Parent and its Restricted Subsidiaries at the time executed than the original agreement or arrangements as in effect on the Issue Date or the Spin-Off Effective Date, as applicable;

(7)	any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by Parent or any Restricted Subsidiary of Parent with current, former or future directors, officers and employees of Parent or such Restricted Subsidiary and the payment of compensation and reimbursement of expenses and the providing of other benefits (including retirement, health, disability, option, deferred compensation, insurance and other employment benefits) to such directors, officers and employees of Parent or any Restricted Subsidiary of Parent (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans and including issuances of Capital Stock or other securities, loans or other payments, grants and awards), in each case in the ordinary course of business;

(8)	loans and advances to officers and employees of Parent or any Restricted Subsidiary of Parent or guarantees in respect thereof (or cancellation of such loans, advances or guarantees), for bona fide business purposes, including for reasonable moving and relocation, entertainment and travel expenses and similar expenses, made in the ordinary course of business;

(9)	transactions with a Person that is an Affiliate of Parent solely because Parent, directly or indirectly, owns Capital Stock of, or controls such Person;

(10)	any transaction with a Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(11)	payments to an Affiliate in respect of the Notes or any other Indebtedness of the Issuers or any Restricted Subsidiary on the same basis as concurrent payments made or offered to be made in respect thereof to non-Affiliates, any contribution to the capital of Parent or its Restricted Subsidiaries and the issuance of Capital Stock of Parent or its Restricted Subsidiaries and the granting of registration and other customary rights in connection therewith;

(12)	any transactions (a) pursuant to the Transactions, the Transaction Agreements and any actions pursuant thereto or contemplated thereby, (b) with Ensign or any of its Affiliates pursuant to the contracts or agreements described in the Offering Memorandum under the caption “Our Relationship with Ensign Following the Spin-Off,” or (c) in the case of each of clauses (a) and (b), any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to Parent and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date (or if such agreement or contract is not in effect on the Issue Date or in the case of the Transaction Agreements, their respective dates);

(13)	the entering into or amending of any tax sharing, allocation or similar agreement between Parent and the Partnership and any payments thereunder;

(14)

transactions between Parent or any of its Restricted Subsidiaries and any Person that would constitute an Affiliate Transaction solely because a director of such Person is also a director of Parent or any of its Restricted Subsidiaries or any direct or indirect parent of Parent; provided, however, that such director abstains from voting as a director of Parent or such Restricted Subsidiary or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(15)	transactions with joint ventures and Subsidiaries thereof and Unrestricted Subsidiaries relating to the provision of management services, overhead or similar services or transactions that are approved by a majority of the disinterested members of Parent’s Board of Directors (a director shall be disinterested if he or she has no interest in such joint venture or Unrestricted Subsidiary other than through Parent and its Restricted Subsidiaries); provided that no Affiliate of Parent (other than Parent’s Restricted Subsidiaries) has an interest (other than indirectly through Parent and other than such joint venture or Unrestricted Subsidiary) in any such joint venture or Unrestricted Subsidiary; and

(16)	pledges of Capital Stock of Unrestricted Subsidiaries.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this covenant and not covered by clauses (2) through (16) of the immediately foregoing paragraph:

•	the aggregate amount of which exceeds $10.0 million of consideration, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) of the immediately foregoing paragraph; and

•	the aggregate amount of which exceeds $50.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Asset Sales

Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless:

(1)	the consideration received (or to be received) by Parent or such Restricted Subsidiary is at least equal to the fair market value (determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Stock sold or disposed of; and

(2)	at least 75% of the consideration received (or to be received) consists of cash, Temporary Cash Investments or Replacement Assets, or a combination of cash, Temporary Cash Investments or Replacement Assets; provided, however, that, with respect to the sale of one or more properties up to 75% of the consideration may consist of Indebtedness of the purchaser of such properties so long as such Indebtedness is secured by a first priority Lien on the property or properties sold.

For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities of Parent or any Restricted Subsidiary of Parent (as shown on the most recent consolidated balance sheet of Parent and its Restricted Subsidiaries or in the footnotes thereto, or if Incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on Parent’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such Incurrence or accrual had taken place on the date of such balance sheet, in each case other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Notes Guarantee) that are assumed by the transferee of any such assets pursuant to an agreement that releases Parent or any such Restricted Subsidiary from further liability with respect to such liabilities or that are assumed by contract or operation of law;

(b)	any securities, notes or other obligations received (or to be received) by Parent or any such Restricted Subsidiary from such transferee that are converted by the Issuers or such Restricted Subsidiary into cash or Temporary Cash Investments within 180 days of receipt (to the extent of the cash or Temporary Cash Investments received in that conversion); and

(c)	any stock or assets of the kind referred to in clauses (2), (5) or (6) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, Parent or any such Restricted Subsidiary may apply such Net Cash Proceeds to:

(1)	prepay, repay, redeem, defease, discharge, repurchase or purchase Pari Passu Indebtedness of an Issuer or a Guarantor that is Secured Indebtedness (in each case other than Indebtedness owed to Parent or an Affiliate of Parent);

(2)	make an Investment in (provided such Investment is in the form of Capital Stock), acquire all or substantially all of the assets of, a Person engaged in a Permitted Business if such Person is, or will become as a result thereof, a Restricted Subsidiary of Parent or acquire Permitted Mortgage Investments;

(3)	prepay, repay, redeem, defease, discharge, repurchase or purchase Pari Passu Indebtedness of an Issuer or of any Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary of Parent that is not an Issuer or a Subsidiary Guarantor; provided, however, that if Parent, the Issuers or a Subsidiary Guarantor shall so prepay, repay, redeem, defease, discharge or purchase any such Pari Passu Indebtedness of the Issuer or of any Subsidiary Guarantor, the Issuers will equally and ratably reduce obligations under the Notes through (x) open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof), (y) as provided under “— Optional Redemption” or (z) by making an Offer to Purchase (in accordance with the procedures set forth below);

(4)	fund (x) all or a portion of an optional redemption of the Notes as described under “— Optional Redemption,” (y) open market purchases of the Notes (to the extent such purchases are at or above 100% of the principal amount thereof) or (z) an Offer to Purchase (in accordance with the procedures set forth below);

(5)	make a capital expenditure;

(6)	acquire Replacement Assets to be used or that are useful in a Permitted Business; or

(7)	any combination of the foregoing;

provided, that Parent will be deemed to have complied with the provisions described in clauses (2), (5) and (6) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Cash Proceeds, Parent or any of its Restricted Subsidiaries has entered into and not abandoned or rejected a binding agreement to apply such Net Cash Proceeds in compliance with the provisions described in clauses (2), (5) and (6) of this paragraph, and such application of such Net Cash Proceeds is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Cash Proceeds, Parent may temporarily reduce the revolving Indebtedness under any Credit Facility or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the indenture. The amount of such Net Cash Proceeds not applied (or to be committed to be applied) as set forth in this paragraph by the end of the applicable period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this covenant totals at least $15.0 million, the Issuers must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders of the Notes and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness, as applicable) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes (and Pari Passu Indebtedness or such lesser price provided in the terms of such Pari Passu Indebtedness), plus, in each case, accrued and unpaid interest (if any) to, but not including, the Payment Date. If any Excess Proceeds remain after consummation of an Offer to Purchase, Parent may use such Excess Proceeds for any purpose not prohibited by the indenture. If the aggregate purchase price of the Notes and the other Pari Passu Indebtedness validly tendered (and not withdrawn) into such Offer to Purchase exceeds the amount of Excess Proceeds, Parent shall select the Notes and such other Pari Passu Indebtedness (to the extent such selection is not prohibited by the terms thereof) to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $2,000 initial principal amount and multiples of $1,000 thereafter. Upon completion of each Offer to Purchase, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero. Parent may satisfy the foregoing obligation with respect to any Net Cash Proceeds prior to the expiration of the relevant 365-day period (as such period may be extended as described in the immediately preceding paragraph). Nothing in this paragraph shall preclude the Issuers from making an Offer to Purchase even if the amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this covenant totals less than $15.0 million.

The Credit Agreement contains restrictions on the Issuers’ ability to purchase Notes with Asset Sale proceeds. Any future credit agreements or other agreements may contain similar restrictions. In the event an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers would remain prohibited from so purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute a default under the indenture which could, in turn, constitute a default under such other Indebtedness.

The provisions under the indenture relative to the Issuers’ obligation to make an Offer to Purchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the holders of a majority in then outstanding principal amount of the Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Consolidation, Merger and Sale of Assets

None of Parent, General Partner, nor either of the Issuers will consolidate with or merge with or into, or sell, convey, transfer or otherwise dispose of all or substantially all of its and its Restricted Subsidiaries’ (taken as a whole) property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into Parent, General Partner or an Issuer, as applicable, unless:

(1)	Parent, General Partner or such Issuer, as applicable, shall be the continuing Person, or the Person (if other than Parent, General Partner or such Issuer, as applicable) formed by such consolidation or into which Parent, General Partner or such Issuer, as applicable, is merged or that acquired such property and assets of Parent, General Partner or such Issuer, as applicable shall be a corporation, limited liability company, partnership (including a limited partnership) or trust organized and existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Parent, General Partner or such Issuer, as applicable, under its Notes Guarantee (in the case of Parent or General Partner) and under the indenture (provided, however, that Capital Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as the Partnership is not a corporation);

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)

immediately after giving effect to such transaction and any related financing transactions (including the application of the proceeds thereof) as if the same had occurred at the beginning of the applicable Four

Quarter Period, on a pro forma basis, (A) either (x) the Issuers and their Restricted Subsidiaries, or any Person becoming the successor obligor of the Notes, as the case may be, would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (1) under “— Covenants — Limitation on Indebtedness” or (y) the ratio referred to in such paragraph (1) would be equal to or less than such ratio immediately prior to such merger, consolidation or other acquisition, (B) the Issuers and their Restricted Subsidiaries, or any Person becoming the successor obligor of the Notes, as the case may be, would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (2) under “— Covenants — Limitation on Indebtedness” or (y) the ratio referred to in such paragraph (2) would be equal to or less than such ratio immediately prior to such merger, consolidation or other acquisition and (C) either (x) the Issuers and the Subsidiary Guarantors, or any Person becoming the successor obligor of the Notes, as the case may be, would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (3) under “— Covenants — Limitation on Indebtedness” or (y) the ratio referred to in such paragraph (3) would be equal to or greater than such ratio immediately prior to such merger, consolidation or other acquisition; and

(4)	Parent, General Partner or such Issuer, as applicable, delivers to the trustee an Officer’s Certificate and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with and, with respect to the opinion of counsel, that the supplemental indenture constitutes a valid and binding obligation enforceable against Parent, General Partner or such Issuer, as applicable, or the Person (if other than Parent, General Partner or such Issuer, as applicable) formed by such consolidation or into which Parent, General Partner or such Issuer, as applicable, is merged or that acquired all or substantially all of Parent’s, General Partner’s or such Issuer’s and their Restricted Subsidiaries’ property and assets;

provided, however, that clause (3) above does not apply (x) if the principal purpose of such transaction is to change the state of domicile or incorporation of Parent or to form or collapse a holding company structure or to convert Parent, General Partner or such Issuer, as applicable, into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of Parent or under the laws of the United States, any state thereof or the District of Columbia (provided, however, that Capital Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as the Partnership is not a corporation) or (y) to a consolidation or merger or sale, conveyance, transfer or other disposition of all or substantially all of Parent’s, General Partner’s or such Issuer’s and their Restricted Subsidiaries’ (taken as a whole) property and assets to a Wholly Owned Restricted Subsidiary of Parent that is a Subsidiary Guarantor; provided further, however, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Parent will not permit (except as provided in the provisions governing release of a Notes Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor as described under “— Covenants — Future Guarantees by Restricted Subsidiaries” above) any Subsidiary Guarantor to consolidate with or merge with or into, or convey or transfer, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a supplemental indenture, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guarantee;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)

Parent delivers to the trustee an Officer’s Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, complies with the indenture and, with respect to the opinion of counsel, that the supplemental indenture constitutes a valid and binding obligation enforceable against the Issuers, the Subsidiary Guarantors, Parent and the surviving Persons.

Notwithstanding the foregoing two paragraphs of this covenant:

•	an Issuer or any Guarantor may consolidate or merge with or into, or sell, convey, transfer or otherwise dispose of all of its property and assets to, an Issuer or another Guarantor;

•	any Restricted Subsidiary of Parent that is not an Issuer or a Subsidiary Guarantor may consolidate or merge with or into, or sell, convey, transfer or otherwise dispose of all of its property and assets to, Parent or any of its Restricted Subsidiaries;

•	in addition, any Restricted Subsidiary of Parent may (i) merge with an Affiliate of Parent or a Restricted Subsidiary of Parent if the principal purpose of such transaction is to change the state of domicile or incorporation of such Restricted Subsidiary or to form or collapse a holding company structure or (ii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Restricted Subsidiary or under the laws of the United States, any state thereof or the District of Columbia.

Notwithstanding any of the foregoing, (1) the Transactions and any other transaction entered into in connection with and for purposes of effecting the Spin-Off shall not be subject to this covenant, and (2) for the avoidance of doubt, the lease of all or substantially all of the assets or real estate assets of Parent and its Restricted Subsidiaries (taken as a whole) or of any of its Restricted Subsidiaries shall not be subject to this covenant.

The paragraphs above include a phrase relating to the conveyance or transfer of “all or substantially all” of the property and assets of the specified Person. Although there is a limited body of case law interpreting the phase “substantially all,” there is no precise definition of the phrase under applicable law.

Repurchase of Notes upon a Change of Control

Except as described in the third paragraph of this covenant, the Issuers must commence, within 30 days after the occurrence of a Change of Control, and, subject to the terms and conditions of such Offer to Purchase, thereafter consummate an Offer to Purchase all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest (if any) to, but not including, the Payment Date.

There can be no assurance that the Issuers will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of the Issuers that might be outstanding at the time).

The Issuers will not be required to make an Offer to Purchase as a result of a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or if notice of redemption has been given pursuant to “Optional Redemption” above. Notwithstanding anything to the contrary contained herein, an Offer to Purchase may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Offer to Purchase is made.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes held by non-Affiliates validly tender and do not withdraw such Notes in an Offer to Purchase and the Issuers, or any third party making the Offer to Purchase in lieu of the Issuers as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuers or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Offer to Purchase, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of redemption.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers of the Old Notes and Parent. As of the Issue Date and except as contemplated by the Spin-Off and related transactions, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under “— Covenants — Limitations on Indebtedness.” Such restrictions in the indenture can be waived only with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). Except for the limitations contained in such covenants, however, the indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement also provides that the occurrence of certain change of control events with respect to Parent would constitute a default thereunder. Future credit agreements that Parent enters into may contain similar provisions. Such defaults could result in amounts outstanding under the Credit Agreement and such other agreements being declared immediately due and payable or lending commitments being terminated. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders or other counterparties to the purchase of Notes or could attempt to refinance the borrowings, as applicable, that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, as applicable, the Issuers would remain prohibited from purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute a default under the indenture which could, in turn, constitute a default under such other Indebtedness.

The definition of Change of Control includes a phrase relating to the sale, exchange or other transfer of “all or substantially all” of the properties or assets of Parent and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, exchange or other transfer of less than all of the assets of Parent and its Subsidiaries taken as a whole to another Person or group may be uncertain. Because Parent and its Subsidiaries are in the business of leasing their assets, the lease of all or substantially all of the assets of Parent and its Subsidiaries would not constitute a Change of Control.

A Change of Control would be triggered at such time as the majority of the members of the Board of Directors of Parent no longer include individuals who constitute the Board of Directors of Parent on the Spin-Off Effective Date (together with any new or replacement directors whose election or nomination was approved by a vote of at least a majority of the members of the Board of Directors then in office who were members on the Issue Date or whose election, appointment or nomination was so approved). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, Parent may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

The provisions under the indenture relative to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in then outstanding principal amount of the Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

SEC Reports and Reports to Holders

Whether or not Parent is then required to file reports with the SEC, Parent shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act (including giving effect to any extension period under Rule 12b-25 under the Exchange Act) if it was subject thereto; provided, however, that, if filing such documents by Parent with the SEC is not permitted under the Exchange Act, Parent (i) shall, within 15 days after the time Parent would be required to file such information with the SEC if it were subject to Section 13 or 15(d) under the Exchange Act (including giving effect to any extension period under Rule 12b-25 under the Exchange Act), provide such documents and reports to the trustee and upon written request supply copies of such documents and reports to any holder of Notes (which in each case may be delivered pursuant to applicable DTC procedures) and (ii) shall post such documents and reports on a website (which may be non-public) to which any holder of Notes, prospective investors that certify that they are qualified institutional buyers, institutional accredited investors or able to acquire the Notes in reliance on Regulation S under the Securities Act, securities analysts and market makers are given access; provided, however, that the trustee shall have no liability whatsoever to determine if such materials have been so posted. Delivery of such information, documents and reports to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on Officer’s Certificates).

The availability of the foregoing materials on the SEC’s EDGAR service (or any successor thereto) shall be deemed to satisfy Parent’s obligations to furnish such materials to the trustee or the holders; provided, however, that the trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to the EDGAR service (or its successor).

In the event that another parent entity of the Issuers becomes a Guarantor of the Notes, the obligations to furnish the reports and other information described above may be satisfied by furnishing such reports filed by, or such information of, such other parent Guarantor, and the availability of such other parent Guarantor’s information on the SEC’s EDGAR service (or any successor thereto) shall be deemed to satisfy such obligations; provided, however, that the trustee shall have no liability whatsoever to determine if such materials have been so posted.

So long as not prohibited by the SEC, at any time that either (x) one or more Subsidiaries of Parent is an Unrestricted Subsidiary or (y) Parent holds directly any material assets (including Capital Stock) other than the Capital Stock of the Issuers and, in either case, such Unrestricted Subsidiary or other assets taken together would represent 5% or more of the Total Assets of Parent and its Subsidiaries as of the latest quarterly financial statements, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or any other comparable section, of the financial condition and results of operations of the Issuers and their Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries and other material assets of Parent.

Parent shall also, within a reasonably prompt period of time following the disclosure of the annual and quarterly information required above, conduct a conference call with respect to such information and results of operations for the relevant reporting period; provided that the foregoing obligation shall be satisfied to the extent such conference call, to which holders of the Notes have access, is conducted with Parent’s public stockholders. No fewer than three Business Days prior to the later of (i) the disclosure of the annual, quarterly and periodic information required above and (ii) the date of the conference call required to be held in accordance with the preceding sentence, Parent shall issue a press release to the appropriate internationally recognized wire services announcing the date that such information will be available and the time and date of such conference call.

Notwithstanding anything herein to the contrary, Parent will not be deemed to have failed to comply with any of its obligations under this covenant for purposes of clause (4) under “Events of Default” until 30 days after the date any report is required to be filed or provided pursuant to this covenant.

Limitations on Activities of Capital Corp.

Capital Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that Capital Corp. may be a co-obligor or guarantor with respect to Indebtedness if the Partnership is an obligor on such Indebtedness and the net proceeds of such Indebtedness are received by (or applied at the direction of) the Partnership, Capital Corp. or one or more Subsidiary Guarantors. At any time after the Partnership becomes a corporation by conversion, merger or otherwise, Capital Corp. may consolidate or merge with or into the Partnership or any Restricted Subsidiary of Parent (without such Restricted Subsidiary becoming a co-obligor in respect of the Notes).

Events of Default

The following are Events of Default under the indenture:

(1)	default in the payment of principal of, or premium, if any, on any Note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any Note when due and payable, and such default continues for a period of 30 days;

(3)	default in the performance or breach of the provisions of the indenture described under “— Covenants — Consolidation, Merger and Sale of Assets,” or the failure by the Issuers to make or consummate an Offer to Purchase in accordance with the covenants described above under the captions “— Covenants — Limitation on Asset Sales” or “— Repurchase of Notes upon a Change of Control”;

(4)	Parent defaults in the performance of or breaches any other covenant or agreement of Parent in the indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the Notes;

(5)	there occurs with respect to any issue or issues of Indebtedness of Parent or any Significant Subsidiary of Parent:

•	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration (the “accelerated debt”), and/or

•	the failure to make a principal payment at the final (but not any interim) fixed maturity of such Indebtedness and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default (the “payment default debt”), and

•	in each case, the aggregate principal amount of such accelerated debt and payment default debt exceeds $25.0 million;

(6)	any final and non-appealable judgment or order (not covered by insurance) for the payment of money shall be rendered against Parent or any Significant Subsidiary of Parent and shall not be paid or discharged for a period of 60 consecutive days following entry of such final judgment or order and during such 60-day period a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect, and the aggregate amount for such unpaid or undischarged final judgments shall exceed $25.0 million;

(7)	a court of competent jurisdiction enters a decree or order for:

•	relief in respect of Parent or any Significant Subsidiary of Parent in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

•	appointment of a receiver, liquidator, assignee custodian, trustee, sequestrator or similar official of Parent or any Significant Subsidiary of Parent or for all or substantially all of the property and assets of Parent or any Significant Subsidiary of Parent, or

•	the winding up or liquidation of the affairs of Parent or any Significant Subsidiary of Parent and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(8)	Parent or any Significant Subsidiary of Parent:

•	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

•	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Parent or such Significant Subsidiary or for all or substantially all of the property and assets of Parent or such Significant Subsidiary, or

•	effects any general assignment for the benefit of its creditors.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Parent or the Issuers) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Issuers (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Parent or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (7) or (8) above occurs with respect to Parent or the Issuers, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) by written notice to the Issuers and to the trustee, may waive all past defaults (other than a payment default as described under clause (6) under “— Modification and Waiver”) and rescind and annul a declaration of acceleration and its consequences if:

•	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

As to the waiver of defaults, see “— Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the indenture or the Notes unless:

(1)	the holder gives the trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4)	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

The indenture will require Parent to deliver, on or before a date not more than 120 days after the end of each fiscal year, an Officer’s Certificate certifying that a review has been conducted of the activities of Parent and its Restricted Subsidiaries and of Parent’s performance under the indenture and that Parent has fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. Parent will also be obligated to notify the trustee in writing of any default or defaults in the performance of any covenants or agreements under the indenture within 30 days of becoming aware of any such default unless such default has been cured before the end of the 30 day period.

Defeasance

The Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors discharged with respect to the indenture and the outstanding Notes and Notes Guarantees (“Legal Defeasance”) and cure all then existing Events of Default. Legal Defeasance means that the Issuers and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Notes Guarantees, and the indenture shall cease to be of further effect as to all outstanding Notes and Notes Guarantees, except as to

(1)	rights of holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2)	the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3)	the rights, powers, trust, duties, and immunities of the trustee, and the Issuers’ obligations in connection therewith, and

(4)	the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors released with respect to most of the covenants under the indenture, except as described otherwise in the indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain Events of Default (not including the events described in clauses (1), (2) and, solely with respect to the Issuers, (7) and (8) under “Events of Default”) will no longer apply. The Issuers may exercise their Legal Defeasance option regardless of whether they previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion or based on a report of a nationally recognized firm of independent public accountants, investment bank or appraisal firm selected by the Issuers, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the Notes; provided that, with respect to any redemption pursuant to “Optional Redemption” that requires the payment of the Applicable Premium, the redemption price deposited shall be sufficient for purposes of the indenture to the extent that the redemption price so deposited with the trustee is calculated using an amount equal to the Applicable Premium computed using the Adjusted Treasury Rate as of the third business day preceding the date of such deposit with the trustee;

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel in the United States confirming that:

(A)	the Issuers have received from, or there has been published by the Internal Revenue Service, a ruling, or

(B)	since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

(4)	no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and any similar and substantially simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens on the funds deposited in connection therewith),

(5)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or material instrument (other than the indenture) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound (other than any such default relating to any Indebtedness being repaid, discharged, defeased, redeemed or repurchased from any borrowing of funds to be applied to such deposit and any similar and substantially simultaneous deposit relating to such Indebtedness, and the granting of Liens on the funds deposited in connection therewith), and

(6)	the Issuers shall have delivered to the trustee an Officer’s Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officer’s Certificate, clauses (1) through (5) and, in the case of the opinion of counsel, clauses (2) and/or (3) of this paragraph have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not to be delivered if all Notes not theretofore delivered to the trustee for cancellation (x) have become due and payable, or (y) will become due and payable at stated maturity within one year or are to be called for redemption within one year under irrevocable written arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers.

Satisfaction and Discharge

The indenture (and the Notes and the Notes Guarantees) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the indenture) as to all outstanding Notes when:

(1)	either:

(A)	all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the trustee for cancellation; or

(B)	all Notes not theretofore delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable written instructions from the Issuers directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that, with respect to any redemption pursuant to “Optional Redemption” that requires the payment of the Applicable Premium, the redemption price deposited shall be sufficient for purposes of the indenture to the extent that the redemption price so deposited with the trustee is calculated using an amount equal to the Applicable Premium computed using the Adjusted Treasury Rate as of the third business day preceding the date of such deposit with the trustee;

(2)	the Issuers have paid all other sums then due and payable under the indenture by Parent or the Issuers; and

(3)	the Issuers have delivered to the trustee an Officer’s Certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification and Waiver

Except as described below in clauses (1) through (9) of this paragraph and in the immediately following paragraph, modifications and amendments of the indenture may be made by the Issuers and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided, however, that no such modification or amendment may, without the consent of each holder affected thereby (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes):

(1)	change the Stated Maturity of the principal of, or any installment of interest on, any Note (in each case other than the provisions relating to the covenants described under the captions “— Repurchase of Notes upon a Change of Control” or “— Covenants — Limitation on Asset Sales”),

(2)	reduce the principal amount of, or premium, if any, or interest on, any Note (in each case other than the provisions relating to the covenants described under the captions “— Repurchase of Notes upon a Change of Control” or “— Covenants — Limitation on Asset Sales”),

(3)	change the place of payment of principal of, or premium, if any, or interest on, any Note,

(4)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Note,

(5)	reduce the above-stated percentages of outstanding Notes the consent of whose holders is necessary to modify or amend the indenture,

(6)	waive a default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of the declaration of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes then outstanding and a waiver of the payment default that resulted from such acceleration, so long as all other existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived),

(7)	voluntarily release a Guarantor of the Notes, except as permitted by the indenture,

(8)	reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with provisions of the indenture or for waiver of defaults, or

(9)	subordinate the Notes or the Notes Guarantees as to right of payment to any other Indebtedness of the Issuers or any Notes Guarantor.

Notwithstanding the preceding, without the consent of any holder, Parent, the Issuers, the Subsidiary Guarantors and the trustee may amend the indenture:

(1)	to cure any ambiguity, omission, defect, mistake or inconsistency;

(2)	to provide for the assumption by a successor corporation or other entity of the obligations of Parent, the Issuers or any Subsidiary Guarantor under the indenture, the Notes and the Notes Guarantees;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	to add guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

(5)	to add to the covenants of Parent, the Issuers or a Restricted Subsidiary of Parent for the benefit of the holders or to surrender any right or power conferred upon Parent, the Issuers or a Restricted Subsidiary of Parent or to add additional Events of Default;

(6)	to make any change that does not adversely affect the rights of any Holder in any material respect;

(7)	to comply with any requirement of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(8)	to make any amendment to the provisions of the indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

(9)	to conform the text of the indenture or the Notes Guarantees or the Notes to any provision of the Description of Notes contained in the Offering Memorandum to the extent that such provision of the Description of Notes in the Offering Memorandum was intended to be a recitation of a provision of the indenture or the Notes Guarantees or the Notes as set forth in an Officer’s Certificate delivered to the trustee;

(10)	to evidence and provide for the acceptance of appointment by a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the indenture;

(11)	to release a Subsidiary Guarantor from its Subsidiary Guarantee as permitted by and in accordance with the indenture;

(12)	to provide for a reduction in the minimum denominations of the Notes;

(13)	to comply with the rules of any applicable securities depositary; or

(14)	to provide for the issuance of additional notes and related guarantees in accordance with the limitations set forth in the indenture.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, Parent is required to give to holders a notice (which may be given in accordance with applicable DTC procedures) briefly describing such amendment. However, the failure to give such notice to all holders, or any defect therein, will not impair or affect the validity of the amendment.

Payments for Consent

Neither Parent nor any Affiliate of Parent may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to all holders and is paid to all holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Parent, the Issuers or the Guarantors in the indenture, or in any of the Notes or Notes Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, member, manager, partner, officer, director, employee or controlling person in their capacity as such of Parent, the Issuers or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the Notes, waives and releases all such liability.

Concerning the Trustee

Wells Fargo Bank, National Association acts as trustee under the indenture.

The indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act incorporated by reference into the indenture contain limitations on the rights of the trustee, should it become a creditor of Parent or the Issuers, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are definitions of certain terms contained in the indenture that are used in this description. Please refer to the indenture for the definition of other capitalized terms used in this description that are not defined below.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person is merged into or consolidated with Parent or any of its Restricted Subsidiaries or becomes (including by redesignation) a Restricted Subsidiary of Parent or that is assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary of Parent and Indebtedness encumbering any property or asset acquired from such Person; provided, however, that Indebtedness of such Person that is redeemed, repurchased, defeased, discharged, retired or otherwise repaid (or for which an irrevocable deposit is made in an amount sufficient to effect the foregoing) at the time of or immediately upon consummation of or substantially concurrently with the transactions by which such Person is merged into or consolidated with Parent or any of its Restricted Subsidiaries or becomes (including by redesignation) a Restricted Subsidiary of Parent or such Asset Acquisition shall not be deemed to be Indebtedness.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) (before giving effect to cash dividends on preferred stock of Parent or charges resulting from the redemption of preferred stock of Parent, but without giving effect to deductions for non-controlling or minority interests in the Partnership) of Parent and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; provided, however, that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1)	the net income of any Person, other than Parent or a Restricted Subsidiary of Parent, except to the extent of the amount of dividends or other distributions or payments actually paid in cash (or to the extent converted into cash) or Temporary Cash Investments to Parent or any of its Restricted Subsidiaries by such Person during such period;

(2)	solely for the purpose of determining the amount available for Restricted Payments under the first bullet point of clause (C) of “— Covenants — Limitation on Restricted Payments,” the net income of any Restricted Subsidiary of Parent to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, except to the extent that such restrictions with respect to the declaration and payment of dividends or distributions have been waived or approval for such declaration or payment has been obtained; provided, however, that such exclusions shall not apply with respect to limitations imposed either pursuant to Indebtedness which has been irrevocably called for redemption, repurchase or other acquisition or in respect of which the required steps have been taken to have such Indebtedness defeased or discharged, or an irrevocable deposit has been made in an amount sufficient to effect the foregoing; provided further, that Adjusted Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments made or permitted to be made in cash (or to the extent converted into cash) or Temporary Cash Investments to Parent or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3)	the cumulative effect of a change in accounting principles;

(4)	gains and losses (i) resulting from fluctuations in currency values or exchange rates and the related tax effects, and mark-to-market of Hedging Obligations and other obligations, and including charges relating to Accounting Standards Codification Nos. 815 and 820 or (ii) attributable to the extinguishment, retirement or conversion of Indebtedness or the settlement or termination of Hedging Obligations;

(5)	(i) costs associated with initiating public company reporting, information technology implementation, and other similar start-up costs, not to exceed, in the case of this clause (5)(i), an aggregate of $5.0 million and (ii) any Spin-Off Expenses and any other charges, fees, costs or expenses associated with becoming a separate operating company;

(6)	any after-tax gains or losses attributable to Asset Sales or other Asset Dispositions, including any disposition of any securities, or disposed, discontinued or abandoned operations;

(7)	any non-cash compensation expense or charges related or attributable to grants, issuances, repurchases, repricings or other modifications of stock options, restricted stock, restricted stock units, stock appreciation rights, other Capital Stock or equity-based awards or similar rights or otherwise with respect to stock-based compensation plans to or with respect to officers, directors and employees of Parent and any of its Subsidiaries; and

(8)	all after-tax extraordinary gains or extraordinary losses;

provided, however, that proceeds from any business interruption insurance shall be added to Adjusted Consolidated Net Income to the extent such proceeds were not included in the computation thereof.

“Adjusted Total Assets” means, for any Person, the sum of:

(1)	Total Assets for such Person and its Restricted Subsidiaries on a consolidated basis as of the end of the last completed fiscal quarter preceding the applicable determination date; and

(2)	any increase in Total Assets for such Person and its Restricted Subsidiaries on a consolidated basis following the end of such quarter determined on a pro forma basis, including any pro forma increase in Total Assets for such Person and its Restricted Subsidiaries on a consolidated basis resulting from the application of the proceeds of any additional Indebtedness.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of clarity, Ensign and its Subsidiaries (other than Parent and its Subsidiaries) will not be deemed to be directly or indirectly controlling, controlled by, or under direct or indirect common control with, Parent or its Subsidiaries.

“Asset Acquisition” means:

(1)	an investment by Parent or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become (including by redesignation) a Restricted Subsidiary of Parent or shall be merged into or consolidated with Parent or any of its Restricted Subsidiaries; provided, however, that such Person’s primary business is related, ancillary, incidental or complementary to the businesses of the Issuers or any of their Restricted Subsidiaries on the date of such investment or a Permitted Business; or

(2)	an acquisition by Parent or any of its Restricted Subsidiaries from any other Person of assets that constitute all or substantially all of a division or line of business, or one or more properties or operations, of such Person; provided, however, that the assets and properties acquired are related, ancillary, incidental or complementary to the businesses of the Issuers or any of their Restricted Subsidiaries on the date of such acquisition or a Permitted Business.

“Asset Disposition” means the sale, transfer, conveyance or other disposition (including by merger or consolidation) by Parent or any of its Restricted Subsidiaries, other than to Parent or any of its Restricted Subsidiaries, of:

(1)	Capital Stock of or other securities of or interests in any Subsidiary; or

(2)	all or substantially all of the assets that constitute a division or line of business, or one or more properties or operations, of Parent or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition, including by way of merger, consolidation or Sale and Leaseback Transaction, in one transaction or a series of related transactions by Parent or any of its Restricted Subsidiaries to any Person other than Parent or any of its Restricted Subsidiaries of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary of Parent (other than the Partnership);

(2)	all or substantially all of the assets that constitute a division or line of business of Parent or any of its Restricted Subsidiaries; or

(3)	any property and assets of Parent or any of its Restricted Subsidiaries outside the ordinary course of business of Parent or such Restricted Subsidiary;

provided, however, that “Asset Sale” shall not include:

•	the lease or sublease of any Real Estate Asset and guarantees of any such lease or sublease;

•	sales, leases, assignments, licenses, sublicenses, subleases or other dispositions of inventory, receivables and other current assets;

•	the sale, conveyance, transfer, disposition or other transfer (including by way of merger or consolidation) of all or substantially all of the assets of Parent and its Restricted Subsidiaries taken as a whole in accordance with the covenant described under “Consolidation, Merger and Sale of Assets”;

•	the license or sublicense of software, intellectual property or other general intangibles;

•	the issuance of Capital Stock by a Restricted Subsidiary of Parent to Parent or another Restricted Subsidiary of Parent or in which the percentage interest (direct and indirect) in the Capital Stock of such Restricted Subsidiary owned, directly or indirectly, by Parent after giving effect to such issuance is at least equal to the percentage interest prior to such issuance;

•	any issuance of Capital Stock (other than Disqualified Stock) by the Partnership in order to acquire assets used or useful in a Permitted Business (including Capital Stock of a Person primarily owning such assets);

•	the surrender or waiver of contract rights; expirations or terminations or unwindings of contracts or agreements; or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

•	any Restricted Payment not prohibited by the “Limitation on Restricted Payments” covenant (including any transaction expressly permitted thereby) or a Permitted Investment;

•	sales, transfers or other dispositions of assets or the sale or issuance of Capital Stock with a fair market value not in excess of $7.5 million in any transaction or series of related transactions;

•	sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (2), (5) or (6) of the third paragraph of the “Limitation on Asset Sales” covenant;

•	sales or other dispositions of cash or Temporary Cash Investments;

•	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in a bankruptcy or similar proceeding and factoring and similar arrangements;

•	terminations of Hedging Obligations;

•	the creation, granting, perfection or realization of any Lien not prohibited under the indenture and any exercise of remedies in respect thereof;

•	Section 1031 exchanges and other exchanges for Replacement Assets or other replacement property or assets in the ordinary course of business;

•	the lease, assignment or sublease of property in the ordinary course of business so long as the same does not materially interfere with the business of Parent and its Restricted Subsidiaries, taken as a whole;

•	sales, exchanges, transfers or other dispositions or the abandonment of damaged, worn-out or obsolete or otherwise unsuitable or unnecessary equipment or assets that, in Parent’s reasonable judgment, are no longer used or useful in the business of Parent or its Restricted Subsidiaries and any sale or disposition of property in connection with scheduled turnarounds, maintenance and equipment and facility updates;

•	foreclosure, condemnation or any similar action with respect to any property or other assets, including transfers or dispositions of such property or other assets subject thereto;

•	any disposition of Equity Interests of a Restricted Subsidiary of Parent pursuant to an agreement or other obligation with or to a Person (other than Parent or any of its Restricted Subsidiaries) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

•	any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by Parent or any of its Restricted Subsidiaries otherwise permitted by the indenture;

•	sales of Unrestricted Subsidiaries or joint ventures that are not Subsidiaries, or Capital Stock or other Investments therein, or assets thereof;

•	any sales, transfers or other dispositions pursuant to the Transaction Agreements or otherwise in connection with the Transactions and any transactions related thereto, including sales, transfers or other dispositions of Capital Stock and other property to Ensign or any of its Subsidiaries; and

•	(a) the issuance or sale of directors’ qualifying shares; and (b) the issuance, sale or transfer of Capital Stock of foreign Restricted Subsidiaries of Parent to foreign nationals to the extent required by applicable law.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction. For purposes hereof such present value shall be calculated using a discount rate equal to the rate of interest implicit in such Sale and Leaseback Transaction, determined by the lessee in good faith on a basis consistent with comparable determinations of Capitalized Lease Obligations under GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means at any date of determination with respect to any debt security, the quotient obtained by dividing:

(1)	the sum of the products of:

•	the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security; and

•	the amount of such principal payment, by

(2)	the sum of all such principal payments.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or its manager (or, in the case of a limited partnership, of its general partner) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or any other day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting), including partnership or limited liability company interests, whether general or limited, in the equity of such Person, whether outstanding on the Issue Date or issued thereafter, including all Common Stock and Preferred Stock and all options, warrants or other rights issued by such Person to purchase Capital Stock of such Person; provided that, for the avoidance of doubt, Convertible Indebtedness and any other debt securities convertible into or exchangeable (in whole or in part) for such shares, interests, participations or other equivalents shall not constitute Capital Stock unless and until (and to the extent) actually converted into or exchanged for such shares, interests, participations or other equivalents.

“Capitalized Lease” means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person. For clarity purposes, (i) GAAP for purposes of this definition shall be deemed GAAP as in effect on the Issue Date, (ii) for the avoidance of doubt, any lease that is properly accounted for by such Person as an operating lease as of the Issue Date and any similar lease entered into after the Issue Date by such Person will be accounted for as an operating lease and not as a Capitalized Lease and (iii) the Master Leases will be accounted for as operating leases and not as Capitalized Leases.

“Capitalized Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a Capitalized Lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Change of Control” means the occurrence of one or more of the following events:

(1)	any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture) (other than to Parent or its Restricted Subsidiaries), provided, however, that for the avoidance of doubt, the lease of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole shall not constitute a Change of Control;

(2)	a “person” or “group” (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act), becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Parent on a fully diluted basis (other than, prior to the Spin-Off, by Ensign and its Subsidiaries);

(3)	the approval by the holders of Capital Stock of Parent of any plan or proposal for the liquidation or dissolution of Parent (whether or not otherwise in compliance with the provisions of the indenture); or

(4)	individuals who on the Issue Date constitute the Board of Directors of Parent (together with any new or replacement directors whose election or appointment by the Board of Directors of Parent or whose nomination by the Board of Directors of Parent for election by Parent’s shareholders was approved by a vote of at least a majority of the members of the Board of Directors of Parent then still in office who either were members of the Board of Directors of Parent on the Issue Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors of Parent then in office.

Notwithstanding the foregoing: (A) any holding company all of substantially of the assets of which are comprised of Parent or any 100% direct or indirect parent company of Parent shall not itself be considered a “person” or “group”; (B) the transfer of assets between or among Parent’s Restricted Subsidiaries and Parent shall not itself constitute a Change of Control; (C) the term “Change of Control” shall not include a merger or consolidation of Parent with or the sale, assignment, conveyance, transferor other disposition of all or substantially all of Parent’s assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing Parent in another jurisdiction and/or for the sole purpose of forming or collapsing a holding company structure; (D) a “person” or “group” shall not be deemed to have beneficial ownership of securities subject to a stock or asset purchase agreement, merger agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the transactions contemplated by such agreement; and (E) the Transactions and any transactions related thereto shall not constitute a Change of Control.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person’s equity, whether outstanding on the Issue Date or issued thereafter, including all series and classes of common stock.

“Common Units” means the limited partnership units of the Partnership, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of Parent are redeemable for cash or Common Stock of Parent.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income (without duplication):

(1)	Consolidated Interest Expense;

(2)	provision for taxes based on income or profits or capital gains, including federal, state, provincial, franchise, excise and similar taxes and foreign withholding taxes;

(3)	depreciation and amortization (including without limitation amortization or impairment write-offs of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period);

(4)	any cost, charge, fee or expense (including discounts and commissions and fees and charges incurred in respect of letters of credit or bankers acceptance financings, all legal, accounting, advisory or other transaction-related charges, fees, costs and expenses and amortization or write-offs of debt issuance costs, deferred financing costs, premiums and prepayment penalties, or any amortization of the foregoing) associated with any Financing Activity not prohibited by the indenture or any such proposed Financing Activity (whether or not successful) not to exceed $5.0 million in aggregate during any 12 month period;

(5)	the amount of integration costs deducted (and not added back) in such period in computing Adjusted Consolidated Net Income, including any direct transaction or restructuring costs incurred in connection with acquisitions or dispositions, not to exceed for any period 10% of Consolidated EBITDA (calculated on a pro forma basis for any relevant transaction giving rise to the calculation of Consolidated EBITDA but before giving effect to the costs described in this clause (5));

(6)	all after-tax unusual or non-recurring charges or items of loss or expense, net of all after-tax unusual or non-recurring gains, not to exceed for any period 10% of Consolidated EBITDA (calculated on a pro forma basis for any relevant transaction giving rise to the calculation of Consolidated EBITDA but before giving effect to the costs described in this clause (6));

(7)	impairment charges or asset write-offs or write-downs related to intangible assets (including goodwill), long-lived assets, receivables, investments or as a result of a change in a law of regulation, in each case pursuant to GAAP; and

(8)	all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Parent and its Restricted Subsidiaries in conformity with GAAP.

Notwithstanding the preceding, the income taxes of, and the depreciation and amortization and other non-cash items of, a Subsidiary shall be added to (or subtracted from) Adjusted Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that net income of such Subsidiary was included in calculating Adjusted Consolidated Net Income.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest expense, less the aggregate amount of interest income for such period, in respect of Indebtedness of Parent and its Restricted Subsidiaries during such period, all as determined on a consolidated basis in conformity with GAAP including (without duplication):

•	the interest portion of any deferred payment obligations;

•	all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers’ acceptance financing;

•	the net cash costs associated with Interest Rate Agreements and Indebtedness that is guaranteed or secured by assets of Parent or any of its Restricted Subsidiaries; and

•	all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or accrued by Parent and its Restricted Subsidiaries;

provided, that Consolidated Interest Expense shall exclude, to the extent included in interest expense above, (i) accretion of accrual of discounted liabilities not constituting Indebtedness, (ii) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (iii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iv) any expensing of bridge, commitment or other financing fees (but not revolving loan commitment fees) and (v) non-cash costs associated with Hedging Obligations or attributable to mark to market valuation of derivative instruments pursuant to GAAP and gains and losses attributable to the settlement, unwinding or termination of Hedging Obligations.

“Convertible Indebtedness” means Indebtedness of Parent or the Partnership permitted to be incurred under the terms of the indenture that is (i) convertible into common stock of Parent (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such common stock) or (ii) sold as units with call options, warrants or rights to purchase (or substantially equivalent derivative transactions) that are exercisable for common stock of Parent and/or cash (in an amount determined by reference to the price of such common stock).

“Credit Agreement” means the Credit Agreement, to be entered into on or about the Issue Date, by and among certain Restricted Subsidiaries of Parent as borrowers or guarantors, Parent as guarantor, the lenders party thereto in their capacities as lenders thereunder and SunTrust Bank, as administrative agent, together with the related documents thereto (including any notes, guarantee agreements and security documents).

“Credit Facility” means one or more credit or debt facilities (including any credit or debt facilities provided under the Credit Agreement), financings, commercial paper facilities, receivables financings, note purchase agreements or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, swingline loans, notes, securities, letters of credit or other debt obligations, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including any amendment increasing the amount of Indebtedness Incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness Incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other lenders or investors).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“defeasance” means either Legal Defeasance or Covenant Defeasance.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1)	required to be redeemed on or prior to the date that is 91 days after the Stated Maturity of the Notes;

(2)	redeemable at the option of the holder of such class or series of Capital Stock, at any time on or prior to the date that is 91 days after the Stated Maturity of the Notes (other than in exchange for Capital Stock that is not Disqualified Stock); or

(3)	convertible into or exchangeable for Capital Stock of the type referred to in clause (1) or (2) above or Indebtedness having a scheduled final maturity on or prior to the date that is 91 days after the Stated Maturity of the Notes;

provided, however, that only the portion of Capital Stock which is so redeemable or required to be redeemed prior to such date will be deemed to be Disqualified Stock; provided further that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock specifically provide that such Person will not repurchase or redeem any such stock pursuant to such provisions (x) unless such repurchase or redemption complies with the covenant described above under the caption “— Covenants — Limitation on Restricted Payments” or (y) prior to any purchase of the Notes as are required to be purchased pursuant to the provisions of the Indenture as described under “— Repurchase of Notes upon a Change of Control” and “— Covenants — Limitation on Asset Sales.” Disqualified Stock shall not include (i) Capital Stock which is issued to any plan for the benefit of employees of Parent or its Subsidiaries or by any such plan to such employees solely because it may be required to be redeemed or repurchased by Parent or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations, or (ii) Capital Stock issued to any future, present or former employee, director, officer or consultant of Parent or its Subsidiaries (or any direct or indirect parent thereof) which is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option agreement, stock ownership plan, put agreement, shareholders’ agreement or similar agreement. Disqualified Stock shall not include Common Units.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia other than any Restricted Subsidiary substantially all the assets of which are ‘‘Controlled Foreign Corporations’’ as defined in Section 957 of the Code.

“DTC” means The Depository Trust Company.

“Ensign” means The Ensign Group, Inc.

“Equity Offering” means a public or private offering of Capital Stock (other than Disqualified Stock) of Parent or the Partnership.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Indebtedness” means (i) the aggregate principal amount of Indebtedness of Parent and its Subsidiaries in existence on the Issue Date (including guarantees thereof), until such amounts are repaid and (ii) Indebtedness under the GECC Loan in an aggregate principal amount not to exceed $99.3 million.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy or a value that is fair and otherwise on market terms. For purposes of determining compliance with the provisions of the indenture described under the caption “— Covenants,” any determination that the fair market value of assets other than cash or Temporary Cash Investments is equal to or greater than $30.0 million will be as determined in good faith by the Board of Directors of Parent and otherwise by the principal financial or accounting officer of Parent acting in good faith, each of whose determination will be conclusive.

“Financing Activity” means any of the following: (a) the actual or attempted Incurrence of any Indebtedness or the issuance of any Capital Stock or other securities by Parent or any Restricted Subsidiary of Parent, activities related to any such actual or attempted Incurrence or issuance, or the issuance of commitments in respect thereof, (b) amending or modifying, or redeeming, refinancing, tendering for, refunding, defeasing, discharging, repaying, retiring or otherwise acquiring for value, any Indebtedness prior to the Stated Maturity thereof (including any premium, penalty, commissions or fees) or (c) the termination of any Hedging Obligations or other derivative instruments or any fees paid to enter into any Hedging Obligations or other derivative instruments.

“Four Quarter Period” means, for purposes of calculating the Interest Coverage Ratio with respect to any Transaction Date, the then most recently completed four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “— Covenants — SEC Reports and Reports to Holders” covenant or for which internal financial statements are available; provided, however, that with respect to calculating the Interest Coverage Ratio for any four quarter period ending on or prior to March 31, 2015:

(1)	Consolidated EBITDA (A) shall be deemed to be $12.9 million for each of the fiscal quarters ended (i) March 31, 2014, (ii) December 31, 2013, (iii) September 30, 2013, and (iv) June 30, 2013, and (B) for the period from March 31, 2014 through the Spin-Off Effective Date, shall be determined as if the Spin-Off and the other Transactions occurred at the beginning of such period, and the Master Leases had been entered into as of such date, as reasonably determined by the Issuers; and

(2)	Consolidated Interest Expense shall be computed as follows:

(A)	for the four (4) fiscal quarter period ended March 31, 2014, Consolidated Interest Expense shall be deemed to be $22.5 million;

(B)	for the four (4) fiscal quarter period ended June 30, 2014, Consolidated Interest Expense for the period from the Spin-Off Effective Date to the end of such fiscal quarter shall be annualized;

(C)	for the four (4) fiscal quarter period ended September 30, 2014, Consolidated Interest Expense for the one-fiscal quarter then ended shall each be multiplied by 4;

(D)	for the four (4) fiscal quarter period ended December 31, 2014, Consolidated Interest Expense for the two fiscal-quarter period then ended shall each be multiplied by 2; and

(E)	for the four (4) fiscal quarter period ended March 31, 2015, Consolidated Interest Expense for the three fiscal-quarter period then ended shall each be multiplied by 1-1/3.

“Funds From Operations” for any period means the Adjusted Consolidated Net Income of Parent and its Restricted Subsidiaries for such period determined in conformity with GAAP after adjustments for unconsolidated partnerships and joint ventures, plus depreciation and amortization of real property (including furniture and equipment), including below market lease amortization net of above market lease amortization, and other real estate assets and excluding (to the extent such amount was deducted and not added back in calculating such Adjusted Consolidated Net Income (without duplication)):

(1)	gains or losses from (a) the restructuring or refinancing of Indebtedness or (b) sales of properties;

(2)	non-cash asset impairment charges;

(3)	non-cash charges related to redemptions or repurchases of Preferred Stock of Parent;

(4)	one-time direct transaction or restructuring costs incurred in connection with acquisitions or dispositions;

(5)	deferred rental income (loss); and

(6)	amortization or write-offs of debt issuance and deferred financing costs;

provided, however, that Funds From Operations for the period from March 31, 2014 through the Spin-Off Effective Date shall be determined as if the Spin-Off and the other Transactions occurred at the beginning of such period, and the Master Leases had been entered into as of such date, as reasonably determined by the Issuers.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of determination, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. Except as otherwise specifically provided in the indenture, all ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP. For clarity purposes, any change in GAAP requiring leases that were previously classified as operating leases (or which, had they been entered into prior to the Issue Date, would have been treated as an operating lease on the Issue Date) to be treated as Capitalized Leases shall be disregarded and such leases shall continue to be, or shall be, treated as operating leases consistent with GAAP as in effect immediately before such change in GAAP became effective.

“GECC Loan” means the loan agreement to be entered into on or about the Issue Date by the Real Property Non-Guarantor Subsidiaries as borrowers, General Electric Capital Corporation and the financial institutions who are or become parties to the loan agreement as lenders together with the related guaranty agreement by Parent, as guarantor, in favor of General Electric Capital Corporation, as agent for the lenders.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including by way of a pledge of assets, of all or any part of any Indebtedness. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantor” means Parent, the General Partner and each Subsidiary Guarantor and any other Person that enters into a Notes Guarantee.

“Hedging Obligations” means obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired under (i) Currency Agreements and Interest Rate Agreements, commodity swap agreement, commodity cap agreement, commodity collar agreement or foreign exchange contract and any other agreements or arrangements designed to hedge or protect such Person against, or transfer or mitigate, fluctuations in interest rates or currency exchange rates and (ii) other hedge or swap or option or put/call agreements entered into as part of or in connection with an issuance of convertible Indebtedness (including, for the avoidance of doubt, Permitted Bond Hedge Transactions and Permitted Warrant Transactions), and, in the case of clause (i), not for speculative purposes.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided, however, that neither the accrual of interest, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, Notes or other similar instruments;

(3)	the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement);

(4)	all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables and obligations to the extent payable through the issuance of Capital Stock;

(5)	all Capitalized Lease Obligations and Attributable Debt;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons guaranteed by such Person to the extent such Indebtedness is guaranteed by such Person (excluding Permitted Non-Recourse Guarantees until such time as they become primary obligations of, and payments are due and required to be made thereunder by, such Person or any of its Restricted Subsidiaries); and

(8)	to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Hedging Obligations; provided, however, that in no event will any Permitted Warrant Transaction constitute Indebtedness.

The amount of Indebtedness of any Person at any date, unless otherwise specified above or below, shall be the outstanding balance at such date of all unconditional obligations of the type described above appearing (other than letters of credit and Hedging Obligations) as a liability on a balance sheet of the specified Person prepared in accordance with GAAP and, with respect to obligations under any guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however, that:

•	the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP;

•	Indebtedness shall not include any liability for foreign, federal, state, local or other taxes;

•	Indebtedness shall not include any liability required to be recognized as a result of variable interest accounting unless such Person is otherwise legally liable for such liability;

•	Indebtedness shall not include any indemnification, earnouts, adjustment or holdback of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

•	Indebtedness shall not include contingent obligations under performance bonds, performance guarantees, surety bonds, appeal bonds or similar obligations Incurred in the ordinary course of business;

•	In the case of clause (4) above, the amount of such Indebtedness shall be the net present value thereof determined in accordance with GAAP; and

•	In the case of clause (8) above, the amount of such Indebtedness shall be zero unless and until such Indebtedness shall be terminated, modified or replaced in part, in which case the amount of such Indebtedness shall be the termination, modification or replacement payment then due thereunder by such Person.

For the avoidance of doubt, it is understood and agreed that (i) any obligations of such Person in respect of cash management or similar agreements and (ii) any obligations of such Person in respect of employee deferred compensation and benefit plans or similar arrangements shall not constitute Indebtedness. For the avoidance of doubt, for purposes of calculating the total amount of Indebtedness or Secured Indebtedness, there shall be excluded any Indebtedness or portion thereof which has been defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or for which an irrevocable deposit is made in an amount sufficient to effect the foregoing).

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of:

•	the aggregate amount of Consolidated EBITDA for the then applicable Four Quarter Period to

•	the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation,

(1)	pro forma effect (including to the application of proceeds thereof) shall be given to any Indebtedness Incurred, assumed, guaranteed, defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or for which an irrevocable deposit is made in an amount sufficient to effect the foregoing) during the period (“Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement), in each case as if such Indebtedness had been Incurred, assumed, guaranteed, defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or such an irrevocable deposit made) on the first day of such Reference Period;

(2)	Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(3)	pro forma effect shall be given to Asset Dispositions, Asset Acquisitions and Permitted Mortgage Investments (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred, assumed, guaranteed, defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or for which an irrevocable deposit is made in an amount sufficient to effect the foregoing) in connection with any such Asset Acquisitions, Asset Dispositions or Permitted Mortgage Investments, as described in clause (1) above) that occur during such Reference Period as if they had occurred and such proceeds had been applied (and such Indebtedness had been Incurred, assumed, guaranteed, defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or such an irrevocable deposit made)) on the first day of such Reference Period and after giving effect to expense and cost reductions calculated on a basis (except as described in the next paragraph, including with respect to Pro Forma Cost Savings) consistent with Regulation S-X under the Exchange Act and Pro Forma Cost Savings;

(4)

pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to (i) the application of proceeds of any asset disposition and any Indebtedness Incurred, assumed, guaranteed, defeased, discharged, repurchased, retired, redeemed, otherwise acquired or repaid (or for which an irrevocable deposit is made in an amount sufficient to effect the foregoing) in connection with any such asset acquisitions or asset dispositions, as described in clause (1) above, (ii) expense and cost reductions and other pro forma adjustments calculated on a basis consistent with Regulation S-X under the Exchange Act and (iii) Pro Forma Cost Savings) that have been made by any Person that has become (including by redesignation) a Restricted Subsidiary of Parent or has been merged with or into Parent or any of its Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary of Parent as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period;

(5)	any Person that is a Restricted Subsidiary of Parent on the Transaction Date will be deemed to have been a Restricted Subsidiary of Parent at all times during the applicable Reference Period, and any Person that is not a Restricted Subsidiary of Parent on the Transaction Date will be deemed to not have been a Restricted Subsidiary of Parent at any time during the applicable Reference Period;

(6)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Transaction Date;

(7)	Consolidated Interest Expense attributable to interest on Indebtedness that may optionally be determined at an interest rate based on a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if not, then based upon such operational rate chosen as Parent may designate;

(8)	Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period except as set forth in clause (1) of this definition; and

(9)	Consolidated Interest Expense attributable to interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a financial or accounting officer of Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP;

provided, however, that to the extent that clause (3) or (4) of this paragraph requires that pro forma effect be given to an Asset Acquisition, Asset Disposition, Permitted Mortgage Investment, asset acquisition or asset disposition, as the case may be, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operations or line of business, or one or more properties or assets, or attributable to such investment, that is acquired or disposed of to the extent that such financial information is available or otherwise a reasonable estimate thereof is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement but excluding (i) advances to customers, distributors, operators and trade credit in the ordinary course of business that are, in conformity with GAAP, recorded as accounts or rents receivable on the consolidated balance sheet of Parent and its Restricted Subsidiaries and endorsements for collection or deposits arising in the ordinary course of business, and (ii) commission, travel and similar advances to employees, directors, officers, managers and consultants in each case made in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1)	the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2)	the fair market value of the Capital Stock (or any other Investment), held by Parent or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary of Parent;

provided, however, that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary of Parent shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described above:

•	“Investment” shall include the fair market value of the assets (net of liabilities (other than liabilities to Parent or any of its Restricted Subsidiaries)) of any Restricted Subsidiary of Parent at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

•	the fair market value of the assets (net of liabilities (other than liabilities to Parent or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated as (or is merged or consolidated or liquidated into or otherwise becomes (including by redesignation)) a Restricted Subsidiary of Parent shall be considered a reduction in outstanding Investments; and

•	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer;

provided further, that the amount of any Investment shall be reduced by the amounts received by Parent and its Restricted Subsidiaries with respect to such Investment, including sale or liquidation proceeds from dispositions of any portion of such Investment (including from sales of Capital Stock, bonds, notes, debentures or other similar instruments) and principal, interest, dividends, distributions, other payments, repayments of loans or advances, other transfers of assets, the satisfaction, release, expiration, discharge, defeasance, repurchase, redemption cancellation or reduction (other than by means of payments by Parent or any of its Restricted Subsidiaries) of Indebtedness or other obligations payable to (or guaranteed by) Parent or any Restricted Subsidiary of Parent.

“Investment Grade Status” means, with respect to the Notes, when the Notes have both (1) a rating of “Baa3” or higher from Moody’s and (2) a rating of “BBB-” or higher from S&P (or, if either such agency ceases to rate the Notes for reasons outside the control of Parent, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act (or any successor provision) selected by Parent as a replacement agency), in each case published by the applicable agency.

“Issue Date” means May 30, 2014.

“last completed fiscal quarter” means the last completed fiscal quarter preceding the applicable date of determination for which reports have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant or for which internal financial statements are available; provided that prior to the filing of the report for the fiscal quarter ended June 30, 2014 with the SEC, the last completed fiscal quarter shall be deemed to be March 31, 2014 and pro forma effect shall be given to the Spin-Off and the other Transactions as if the same had occurred at the beginning of such quarter (or, for calculations to be made as of the end of such quarter, at the end of such quarter), based on the most recent financial information (including pro forma financial information) available to the Issuers.

“Lien” means any mortgage, pledge, security interest, encumbrance or lien of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest) that has not been terminated or released.

“Master Leases” means those certain Master Leases, entered into before or promptly following the Spin-Off, between the Partnership (and/or any subsidiaries of the Partnership), acting as landlord or co-landlord, and subsidiaries of Ensign, as tenants, as they may be amended, restated, replaced or otherwise modified from time to time.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(1)	with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Temporary Cash Investments, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Temporary Cash Investments (except to the extent such obligations are financed or sold with recourse to Parent or any of its Restricted Subsidiaries) and proceeds from the conversion or sale of other property received when converted to or sold for cash or cash equivalents, net of:

•	brokerage commissions, sales commissions and other fees and expenses (including fees and expenses of counsel, accountants and investment bankers) related to such Asset Sale;

•	provisions for all taxes actually paid or payable as a result of such Asset Sale by Parent and its Restricted Subsidiaries, taken as a whole, after taking into account any available tax credits or deductions and any tax sharing arrangements;

•	payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale;

•	so long as after giving pro forma effect to any such distribution (i) (A) on or before June 30, 2016, the aggregate principal amount of all outstanding Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis at the time of declaration is not greater than 65% of Parent’s Adjusted Total Assets, and (B) after June 30, 2016, the aggregate principal amount of all outstanding Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis at the time of declaration is not greater than 60% of Parent’s Adjusted Total Assets, and (ii) no Default or Event of Default shall have occurred and be continuing, the amount required to be distributed to the holders of Parent’s Capital Stock as a result of such Asset Sale in order to (i) maintain Parent’s status as a real estate investment trust under the Code or (ii) avoid any excise tax or any income tax imposed on Parent, including, but not limited to, pro rata dividends or other distributions by the Partnership to minority unitholders as a result of a distribution from the Partnership to Parent for the purpose of funding any such dividend, distribution or other action); and

•	amounts reserved by Parent and its Restricted Subsidiaries against any liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP; and

(2)

with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Temporary Cash Investments (except to the extent such obligations are financed or sold with recourse to Parent or any of its Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or Temporary Cash Investments, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses actually Incurred in connection with such issuance or sale and net of taxes actually paid or payable as a result thereof after taking into account any available tax credits or deductions and any tax sharing arrangements.

“Notes Guarantee” means a guarantee by each Guarantor for payment of the Notes by such Guarantor.

“Offer to Purchase” means an offer to purchase Notes by the Issuers from the holders commenced by sending a notice to the trustee and each holder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC stating:

(1)	the covenant pursuant to which the offer is being made and that, subject to the satisfaction or waiver of any conditions to such offer, all Notes validly tendered and not withdrawn will be accepted for payment on a pro rata basis or otherwise as provided in the applicable covenant;

(2)	the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or given) (the “Payment Date”);

(3)	that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)	that, unless the Issuers default in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)	that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the paying agent at the address specified in the notice or otherwise in accordance with DTC’s applicable procedures prior to the close of business on the Business Day immediately preceding the Payment Date;

(6)	subject to the terms of such offer, that holders will be entitled to withdraw their election by using the ATOP System in accordance with DTC’s applicable procedures or if the paying agent receives, not later than the expiration date of the offer, facsimile transmission or letter or instruction to DTC, as applicable, setting forth the name of such holder, the principal amount of Notes delivered for purchase and, if applicable, a statement that such holder is withdrawing its election to have such Notes purchased;

(7)	that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof; and

(8)	if applicable and to the extent not prohibited by the indenture, that such offer may be subject to satisfaction of one or more conditions precedent; provided that in such case, the offer shall describe each such condition or conditions, and if applicable, shall state that, in the Issuers’ discretion, the Payment Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuers in the Issuers’ sole discretion), or such purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuers in the Issuers’ sole discretion) by the stated expiration date, or by the expiration date as so delayed.

On the Payment Date, subject to the terms and conditions of the offer, the Issuers shall:

•	accept for payment on a pro rata basis (or otherwise as provided in the applicable covenant) Notes or portions thereof validly tendered and not withdrawn pursuant to an Offer to Purchase;

•	deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

•	promptly thereafter deliver, or cause to be delivered, to the trustee all Notes or portions thereof so accepted together with an Officer’s Certificate specifying the Notes or portions thereof accepted for payment by the Issuers.

The paying agent shall promptly wire to the holders of Notes so accepted (or otherwise in accordance with DTC procedures) payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of any Note surrendered (except that in the case of Notes held in book entry form, the trustee shall hold such global notes as custodian for DTC); provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Issuers will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Issuers are required to repurchase Notes pursuant to an Offer to Purchase.

“Offering Memorandum” means the offering memorandum of CTR Partnership, L.P. and CareTrust Capital Corp, dated May 15, 2014, with respect to the Old Notes.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Chief Accounting Officer, the Controller, the Assistant Controller, the Secretary or any Vice-President of such Person.

“Officer’s Certificate” means a certificate signed on behalf of the Issuers by one Officer of Parent or the Issuers.

“Pari Passu Indebtedness” means any Indebtedness of the Issuers or any Guarantor that ranks pari passu in right of payment with the Notes or the Notes Guarantee thereof by such Guarantor, as applicable. For purposes of determining whether Indebtedness ranks pari passu in right of payment with other Indebtedness, there shall not be taken into account collateral securing any such Indebtedness, structural subordination, lien subordination or provisions that apply proceeds or amounts received by the borrower, obligor or issuer following a default or exercise of remedies in a certain order of priority.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Partnership, as in effect as of the Issue Date, as such agreement may be amended, restated, replaced or otherwise modified from time to time.

“Permitted Bond Hedge Transaction” means any call or capped call option (or substantively equivalent derivative transaction) on common stock of Parent or the Partnership purchased by Parent or the Partnership in connection with the issuance of any Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by Parent or the Partnership from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by Parent or the Partnership from the sale of such Convertible Indebtedness issued in connection with the Permitted Bond Hedge Transaction.

“Permitted Business” means any business activity (including Permitted Mortgage Investments) in which Parent and its Restricted Subsidiaries are engaged or propose to be engaged in (as described in the Offering Memorandum) upon or following the Spin-Off Effective Date, any business activity related to properties customarily constituting assets of a REIT engaged in the healthcare or senior housing industry, including through the ownership, operation, development, acquisition, financing and leasing of healthcare facilities, including skilled nursing home centers, hospitals, ALFs, ILFs, medical office buildings, life sciences, long-term acute care, senior living or rehabilitation facilities, or any business or assets reasonably related, ancillary, incidental or complementary thereto, or reasonable expansions or extensions thereof.

“Permitted Investment” means:

(1)	an Investment in (a) Parent or any of its Restricted Subsidiaries or (b) a Person that will, upon the making of such Investment, become (including by redesignation) a Restricted Subsidiary of Parent or be merged or consolidated with or into, or liquidated or wound-up into or transfer or convey all or substantially all its assets to, Parent or any of its Restricted Subsidiaries and, in each case, any Investment held by such Person, provided that such Investment held by such Person was not acquired by such Person in contemplation of such Person so becoming a Restricted Subsidiary of Parent;

(2)	investments in cash and Temporary Cash Investments;

(3)	Investments made by Parent or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant or from any other disposition or transfer of assets not constituting an Asset Sale;

(4)	Investments represented by guarantees that are otherwise permitted under the indenture;

(5)	payroll, travel, moving, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(6)	Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business, and receivables created or acquired in the ordinary course of business;

(7)	any Investment acquired solely in exchange for Capital Stock (other than Disqualified Stock) of Parent or the Partnership, which Parent or the Partnership did not receive in exchange for a cash payment, Indebtedness or Disqualified Stock, but excluding any new cash Investments made thereafter;

(8)	any Investment existing on the Issue Date or otherwise made in connection with the consummation of the Transactions;

(9)	Investments in Unrestricted Subsidiaries and joint ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause and all Indebtedness then outstanding pursuant to clause 4(O) of the covenant described under “— Covenants — Limitation on Indebtedness,” not to exceed the greater of $20.0 million and 3.0% of Parent’s Adjusted Total Assets (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date, including as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Adjusted Consolidated Net Income), and as otherwise calculated in the definition of “Investment”; not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause);

(10)	obligations under Hedging Obligations otherwise permitted under the indenture;

(11)	Permitted Mortgage Investments;

(12)	any transaction which constitutes an Investment to the extent permitted and made in accordance with the provisions of the second paragraph of the covenant described under “— Covenants — Limitation on Transactions with Affiliates” (except transactions described under clauses (1), (5), (9) and (10) of such paragraph):

(13)	any Investment consisting of prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(14)	pledges or deposits by a Person under workers compensation laws, unemployment insurance laws or similar legislation, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(15)	any Investment acquired by Parent or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts or rents receivable held by Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts or rents receivable or (b) as a result of a foreclosure by Parent or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(16)	any Investment consisting of a loan or advance to officers, directors or employees of Parent or any of its Restricted Subsidiaries (a) in connection with the purchase by such Persons of Capital Stock of Parent or (b) made in the ordinary course of business not to exceed $3.5 million at any one time outstanding;

(17)	any Investment made in connection with the funding of contributions under any non-qualified employee retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expenses recognized by Parent and any of its Restricted Subsidiaries in connection with such plans;

(18)	entering into Permitted Non-Recourse Guarantees (it being understood that any payments or other transfers made pursuant to such Permitted Non-Recourse Guarantees will not be permitted by this clause (18));

(19)	additional Investments not to exceed the greater of (x) $20.0 million and (y) 3.0% of Parent’s Adjusted Total Assets at any time outstanding;

(20)	Investments in tenants and property managers (a) in an aggregate amount not to exceed the greater of (x) $20.0 million and (y) 3.0% of Parent’s Adjusted Total Assets at any time outstanding or (b) constituting advances to fund the alteration, improvement, exchange, replacement, modification or expansion of leased improvements or fixtures required to be made pursuant to Section 6.7 of the Master Leases or a comparable or similar provision of another lease; and

(21)	any purchase of Indebtedness under the Notes or the Credit Facilities, in each case, including the guarantees related thereto.

“Permitted Mortgage Indebtedness” means Indebtedness secured by real property owned or ground leased by a Restricted Subsidiary (and personal property or intangibles of such Restricted Subsidiary, as applicable) and the terms of such Indebtedness prohibit such Restricted Subsidiary from providing or remaining obligated under a Notes Guarantee.

“Permitted Mortgage Investment” means any Investment in secured Notes, mortgage, deeds of trust, collateralized mortgage obligations, commercial mortgage-backed securities, other secured debt securities, secured debt derivative or other secured debt instruments, so long as such investment relates directly or indirectly to real property that constitutes or is used as a healthcare facility, including skilled nursing home center, hospital, ALF, ILF, medical office building, life sciences, long-term acute care, senior living or rehabilitation facility or other property customarily constituting an asset of a real estate investment trust specializing in healthcare or senior housing property.

“Permitted Non-Recourse Guarantees” means customary indemnities or guarantees (including by means of separate indemnification agreements or carve-out guarantees) provided in the ordinary course of business by the Issuers or any of their Restricted Subsidiaries in financing transactions that are directly or indirectly secured by real property or other real property-related assets (including Capital Stock) of a joint venture, operator or Unrestricted Subsidiary and that may be full recourse or non-recourse to the joint venture, operator or Unrestricted Subsidiary that is the borrower in such financing, but is non- recourse to the Issuers or any of their Restricted Subsidiaries; provided that Permitted Non-Recourse Guarantees shall not lose their character as such because there is recourse to the Issuers or any of their Restricted Subsidiaries for or in respect of (a) indemnities and limited contingent guarantees as are consistent with customary industry practice (such as environmental indemnities and recourse triggers based on violation of transfer restrictions and indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the obligor from secured assets to be paid to the lender, waste and mechanics’ liens), (b) a voluntary bankruptcy filing (or similar filing or action) or involuntary bankruptcy filings by such borrower, and other events, actions and circumstances customarily excluded by institutional lenders from exculpation provisions and/or included in separate indemnification agreements or guarantees in non-recourse financings of real estate or (c) performance and completion guarantees.

“Permitted Refinancing Indebtedness” means any Indebtedness of Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge or refund other Indebtedness of Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so refinanced, (plus all accrued interest thereon and any premiums owed, including the amount of any reasonably determined premium necessary to accomplish such refinancing, and costs, fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has:

(A)	a final maturity date later than the final maturity date of the Indebtedness being refinanced or, if earlier, the maturity date of the Notes, and

(B)	an Average Life equal to or greater than the Average Life of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or, if less, the Average Life of the Notes;

(3)	if the Indebtedness being refinanced is contractually subordinated in right of payment to the Notes or any Notes Guarantee, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the Notes or such Notes Guarantee on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being refinanced;

(4)	if the Indebtedness being refinanced is Pari Passu Indebtedness, such Permitted Refinancing Indebtedness is pari passu in right of payment with, or subordinated in right of payment to, the Notes or such Notes Guarantee; and

(5)	such Indebtedness is Incurred (a) by an Issuer or a Guarantor, (b) by the Restricted Subsidiary that is the obligor on the Indebtedness being refinanced or (c) if the obligor on such Indebtedness is not a Subsidiary Guarantor, by another Restricted Subsidiary that is not a Subsidiary Guarantor.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) on common stock of Parent sold by Parent or the Partnership substantially concurrently with any purchase by Parent of a related Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person’s preferred or preference stock, whether outstanding on the Issue Date or issued thereafter, including all series and classes of such preferred or preference stock.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in costs (including such reductions resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation policies, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes) that occurred or have been realized during such period or are reasonably anticipated to be realized in good faith within twelve (12) months of the date of the applicable event, as if all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during such period in order to achieve such reduction in costs, all such costs to be determined in good faith by the principal financial or accounting officer of Parent.

“Purging Distribution” means the declaration or payment of any dividend or making of any distribution after the Spin-Off Effective Date to distribute to the holders of Parent’s Common Stock any accumulated earnings and profits attributable to Parent for any years Parent did not qualify as a REIT under the Code, including any earnings and profits allocated to Parent in connection with the Spin-Off, as described in the Offering Memorandum under the caption “The Transactions — The Spin-Off.”

“Real Estate Assets” of a Person means, as of any date, the real estate assets of such Person and its Restricted Subsidiaries on such date, on a consolidated basis determined in accordance with GAAP.

“Real Estate Revenues” means, with respect to any Real Estate Asset of Parent and its Restricted Subsidiaries owned as of the Issue Date, (1) at any time before internal financial statements are available for the quarter ended June 30, 2015, the pro forma rental revenues generated by such Real Estate Asset during the four fiscal quarters ending March 31, 2014 assuming such Real Estate Asset had been held by Parent or any Restricted Subsidiary during such period and the Master Leases had been in effect during all of such period, all as set forth on a schedule attached to the indenture prepared substantially consistent with the pro forma income statement included in the Offering Memorandum and (2) at any time after internal financial statements are available for the quarter ended June 30, 2015, the rental revenues generated by such Real Estate Assets during the most recently completed four fiscal quarters preceding the applicable determination date.

“refinance” means refinance, renew, replace, defease, discharge, extend or refund, and “refinancing” or “refinanced” has a similar meaning.

“Replacement Assets” means (1) tangible non-current assets that will be used or useful in a Permitted Business, (2) substantially all the assets of a Permitted Business or (3) a majority of the Voting Stock of any Person or if such Person is a partnership, limited liability company, association, joint venture or other entity, a majority of the equity interests in such Person, in each case, engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary of such Person (including by merger, consolidation, acquisition of assets or redesignation).

“Restricted Subsidiary” means, with respect to a Person, any Subsidiary of such Person other than an Unrestricted Subsidiary. Unless the context otherwise requires or it is otherwise stated, any reference herein to a “Restricted Subsidiary” shall be to a Restricted Subsidiary of the Partnership. For the avoidance of doubt, the Issuers are considered Restricted Subsidiaries of Parent for purposes of the indenture; provided that references to Restricted Subsidiaries that are not Subsidiary Guarantors shall not include the Issuers.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to Parent or any Restricted Subsidiary of Parent of any property, whether owned by Parent or any such Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by Parent or any such Restricted Subsidiary to such Person or any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness, to the extent secured by a Lien upon the property of Parent or any of its Restricted Subsidiaries.

“Significant Subsidiary,” with respect to Parent, means any Restricted Subsidiary of Parent that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Spin-Off” means the distribution by Ensign to the holders of Ensign’s Common Stock on a pro rata basis all of the outstanding shares of Parent’s Common Stock, together with an additional cash distribution, as described in the Offering Memorandum under the caption “The Transactions — Spin-Off.”

“Spin-Off Effective Date” means the effective date of the Spin-Off.

“Spin-Off Expenses” means any charges, fees, costs or expenses (including all legal, accounting, advisory, financing-related or other transaction-related charges, fees, costs and expenses and any bonuses or success fee payments and amortization or write-offs of debt issuance costs, deferred financing costs, premiums and prepayment penalties) incurred or paid by Parent or any of its Restricted Subsidiaries in connection with the Spin-Off and other Transactions.

“S&P” means Standard & Poor’s Ratings Services and its successors.

“Stated Maturity” means:

(1)	with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(2)	with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable,

provided that Stated Maturity shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“subordinated” and “subordinate” when used with respect to Indebtedness relative to other Indebtedness means that such first Indebtedness is subordinate or junior in right of payment to such other Indebtedness. Indebtedness will not be considered subordinate or junior in right of payment to any other Indebtedness solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination or with different collateral or as a result of provisions that apply proceeds or amounts received by the borrower, obligor or issuer following a default or exercise of remedies in a certain order of priority.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more other Subsidiaries of such Person has more than a 50% equity interest at the time, and in each of clauses (i) and (ii) which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

“Subsidiary Guarantors” means (i) each Restricted Subsidiary of the Issuers on the Issue Date (other than the Real Property Non-Guarantor Subsidiaries) and (ii) each other Person that is required to become a Guarantor by the terms of the indenture after the Issue Date, in each case, until such Person is released from its Subsidiary Guarantee.

“Subsidiary Guarantee” means a Notes Guarantee by a Subsidiary Guarantor.

“Temporary Cash Investment” means any of the following:

(1)	United States dollars;

(2)	direct obligations of the United States of America or any agency, subdivision or instrumentality thereof or obligations fully and unconditionally guaranteed or insured by the United States of America or any agency, subdivision or instrumentality thereof;

(3)	time deposit accounts, term deposit accounts, time deposits, bankers’ acceptances, certificates of deposit, Eurodollar time deposits and money market deposits maturing within twelve months or less of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state or jurisdiction thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor (in each case, determined at the time of acquisition thereof);

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with a bank meeting the qualifications described in clause (3) above;

(5)	commercial paper, maturing not more than one year after the date of acquisition, issued by a Person (other than an Affiliate of Parent) organized and in existence under the laws of the United States of America or any state or jurisdiction thereof with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or if neither S&P nor Moody’s shall be rating such commercial paper, a similar equivalent rating or higher by another nationally recognized statistical rating organization (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act (or any successor provision))) (in each case, determined at the time of acquisition thereof);

(6)	securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated with at least an investment grade rating by S&P or Moody’s (or if neither S&P nor Moody’s shall be rating such commercial paper, a similar equivalent rating or higher by another nationally recognized statistical rating organization (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act (or any successor provision))) (in each case, determined at the time of acquisition thereof);

(7)	commercial paper, maturing not more than 90 days after the date of acquisition, issued by any Person incorporated in the United States with a rating at the time as of which any investment therein is made of “A-2” (or higher) according to S&P or “P-2” (or higher) according to Moody’s (or if neither S&P nor Moody’s shall be rating such commercial paper, a similar equivalent rating or higher by another nationally recognized statistical rating organization (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act (or any successor provision))); and

(8)	mutual funds investing primarily in investments that constitute Temporary Cash Investments of the kinds described in clauses (1) through (7) of this definition.

“Total Assets” means, for any Person as of any date of determination, the sum of:

(1)	in the case of any Real Estate Assets that were owned by such Person or any of its Restricted Subsidiaries as of the Issue Date, the Real Estate Revenues for such Real Estate Assets, divided by 0.0925; plus

(2)	the cost (original cost plus capital improvements before depreciation and amortization) of all Real Estate Assets acquired after the Issue Date that are then owned by such Person or any of its Restricted Subsidiaries; plus

(3)	the book value of all assets (excluding Real Estate Assets and intangibles) of such Person and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP as of the end of the most recently completed fiscal quarter for which internal financial statements are available; provided, that at any time before internal financial statements are available for the quarter ended June 30, 2014, the book value of all assets (excluding Real Estate Assets and intangibles) of such Person and its Restricted Subsidiaries on a consolidated basis shall be determined substantially consistent with the pro forma balance sheet included in the Offering Memorandum.

“Total Unencumbered Assets” means, for any Person as of any date, the Total Assets of such Person and its Restricted Subsidiaries as of such date, to the extent they do not secure any portion of Secured Indebtedness, on a consolidated basis determined in accordance with GAAP.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by Parent or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Transaction Agreements” means the Separation and Distribution Agreement (including the contribution agreement contemplated thereby), the Master Leases, the Opportunities Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement, in each case, as it may be amended, restated, replaced or otherwise modified from time to time in accordance with, or as not prohibited by, the indenture.

“Transactions” means, collectively, (a) the Spin-Off and the other transactions contemplated thereby, including the entering into of the Transaction Agreements, (b) the issuance of the Notes, (c) the entering into of the Credit Agreement and related documents and the borrowings thereunder on the Issue Date or the Spin-Off Effective Date, as applicable, (d) the entering into of the GECC Loan and related documents and the borrowings thereunder, (e) the Purging Distribution, (f) any other transactions defined as “Transactions” in the Offering Memorandum and (g) the payment of fees and expenses in connection with the foregoing.

“Unrestricted Subsidiary” means

(1)	any Subsidiary of the Issuers that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Parent in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

Except during a Suspension Period, the Board of Directors of Parent may designate any Subsidiary (including any newly acquired or newly formed Subsidiary of the Issuers) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Parent or any of its Restricted Subsidiaries; provided, however, that:

•	any guarantee by Parent or any of its Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by Parent or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

•	either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described above; and

•	if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants described above.

The Board of Directors of Parent may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that:

•	no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

•	all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the indenture.

Any such designation by the Board of Directors of Parent shall be evidenced to the trustee by delivering to the trustee an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Unsecured Indebtedness” means any Indebtedness of Parent or any of its Restricted Subsidiaries that is not Secured Indebtedness.

“U.S. Government Obligations” means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the United States federal income tax consequences generally applicable to a holder of Old Notes relating to the exchange of Old Notes for New Notes. This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)) or to persons that will hold the New Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary addresses investors who will hold the New Notes as “capital assets” (generally, property held for investment) under the Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the purchase, ownership, and disposition of the New Notes.

Exchange of Old Notes for New Notes

An exchange of Old Notes for New Notes pursuant to the exchange offer will not be a taxable transaction for United States federal income tax purposes. Consequently, a holder of Old Notes will not recognize gain or loss, for United States federal income tax purposes, as a result of exchanging Old Notes for New Notes pursuant to the exchange offer. The holding period of the New Notes will be the same as the holding period of the Old Notes and the tax basis in the New Notes will be the same as the adjusted tax basis in the Old Notes as determined immediately before the exchange. A holder who does not exchange its Old Notes for New Notes pursuant to the exchange offer will not recognize any gain or loss, for United States federal income tax purposes, upon consummation of the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the New Notes, or

•	a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities, and who receives New Notes in exchange for Old Notes pursuant to the exchange offer, and any broker or dealer that participates in a distribution of New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the New Notes, and any profit of any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the Old Notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC no-action letter (publicly available June 5, 1991) and Shearman & Sterling, SEC no-action letter (publicly available July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Old Notes) other than commissions or concessions of any broker-dealer and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this exchange offer will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters relating to Maryland law will be passed upon for us by DLA Piper LLP (US), Baltimore, Maryland. Certain legal matters relating to Nevada law will be passed upon for us by Albright, Stoddard, Warnick & Albright, PC, Las Vegas, Nevada.

EXPERTS

The financial statements and the related financial statement schedule of Ensign Properties as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to related party transactions with The Ensign Group, Inc. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of CareTrust REIT, Inc. as of December 31, 2013 and October 29, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheets have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Issuers are not currently subject to the periodic reporting and other informational reporting requirements of the Exchange Act. CareTrust, the parent guarantor and the parent company of the Issuers, is currently subject to the periodic reporting and other informational reporting requirements of the Exchange Act, and CareTrust is required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that CareTrust files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. CareTrust’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

You may find additional information about us and our subsidiaries on our website at www.caretrustreit.com. The information contained on or that can be accessed through our website is not incorporated by reference in, and is not part of, this prospectus, and you should not rely on any such information in connection with any decision to exchange the Old Notes. Information may also be obtained from us at 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691, Attention: Chief Financial Officer, telephone (949) 540-2000.

The Issuers have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the New Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the New Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Ensign Group, Inc.

Mission Viejo, California

We have audited the accompanying combined balance sheets of Ensign Properties (the “Company”), as defined in the notes to the combined financial statements, as of December 31, 2013 and 2012, and the related combined statements of income (loss), comprehensive income (loss), invested equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index. These combined financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Ensign Properties as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 and Note 2, the accompanying combined financial statements of the Company are comprised of the real property interests and independent living facility businesses of The Ensign Group, Inc., and contain related party transactions that may not be reflective of the actual amounts which would have been incurred had the Company operated as a separate entity apart from The Ensign Group, Inc. Included in Note 5 to the combined financial statements is a summary of related party transactions.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

March 14, 2014 (August 28, 2014 as to the earnings (loss) per share information described in Note 10 and the condensed combining information in Note 12)

ENSIGN PROPERTIES

COMBINED BALANCE SHEETS

	December 31,
	2013	2012
	(In thousands)
Assets:
Real estate investments, net of accumulated depreciation of $97,981 and $75,035 as of December 31, 2013 and 2012, respectively	$425,003	$393,895
Cash and cash equivalents	895	735
Accounts receivable	20	25
Prepaid expenses and other assets	888	1,154
Deferred tax assets	859	399
Deferred financing costs, net	2,801	2,770

Total assets	$430,466	$398,978

Liabilities and Invested Equity:
Mortgage notes payable	$114,982	$118,317
Senior secured revolving credit facility	78,701	20,000
Senior secured term loan	65,624	69,375
Fair value of interest rate swap	1,828	2,866
Accounts payable and accrued liabilities	5,783	3,473
Deferred tax liabilities	859	399

Total liabilities	267,777	214,430

Commitments and contingencies (Note 8)
Invested Equity:
Invested capital	164,517	187,414
Accumulated other comprehensive loss	(1,828)	(2,866)

Total equity	162,689	184,548

Total liabilities and invested equity	$430,466	$398,978

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share amounts)
Revenues:
Rental income from Parent (Note 5)	$41,242	$35,048	$26,213
Tenant reimbursement from Parent	5,168	4,470	3,912
Other revenue	2,386	2,545	1,816

Total revenues	48,796	42,063	31,941

Expenses:
Depreciation and amortization	23,418	21,103	16,618
Interest expense	11,948	11,502	10,505
Interest — amortization of deferred financing costs	699	705	601
Property taxes	5,168	4,470	3,912
Loss on extinguishment of debt	—	—	2,542
Acquisition costs	255	189	467
Operating expenses	2,138	2,074	1,433
General and administrative	5,442	1,788	2,377

Total expenses	49,068	41,831	38,455

(Loss) income before provision for income taxes	(272)	232	(6,514)
Provision (benefit) for income taxes	123	122	(1,173)

Net (loss) income	$(395)	$110	$(5,341)

Earnings (loss) per common share: (Note 10)
Basic	$(0.02)	$0.00	$(0.24)

Diluted	$(0.02)	$0.00	$(0.24)

Weighted-average number of common shares:
Basic	22,228	22,228	22,228

Diluted	22,228	22,436	22,228

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net (loss) income	$(395)	$110	$(5,341)
Other comprehensive income (loss):
Net unrealized gain (loss) on interest rate swap	1,038	(723)	(2,143)

Comprehensive income (loss)	$643	$(613)	$(7,484)

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF INVESTED EQUITY

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Invested capital:
Balance, beginning of year	$187,414	$181,752	$98,400
Net (loss) income	(395)	110	(5,341)
Net (distribution)/contribution to/from Parent (Note 5)	(22,502)	5,552	88,693

Balance, end of year	164,517	187,414	181,752

Accumulated other comprehensive loss:
Balance, beginning of year	(2,866)	(2,143)	—
Other comprehensive income (loss)	1,038	(723)	(2,143)

Balance, end of year	(1,828)	(2,866)	(2,143)

Total Invested Equity	$162,689	$184,548	$179,609

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(395)	$110	$(5,341)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	23,418	21,103	16,618
Amortization of deferred financing fees and debt discount	821	826	717
Deferred income taxes	—	—	(1,239)
Loss on extinguishment of debt	—	—	2,542
Loss on disposition of equipment, furniture and fixtures	206	127	70
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	5	(4)	(19)
Prepaid expenses and other assets	266	2,911	52
Accounts payable	1,857	110	35
Accrued wages	79	(1,141)	72
Other accrued liabilities	375	94	505

Net cash provided by operating activities	26,632	24,136	14,012

Cash flows from investing activities:
Acquisition of real estate businesses	(35,656)	(29,997)	(110,056)
Purchases of equipment, furniture, and fixtures	(19,931)	(19,757)	(34,460)
Cash proceeds from the sale of equipment, furniture and fixtures	854	249	759

Net cash used in investing activities	(54,733)	(49,505)	(143,757)

Cash flows from financing activities:
Proceeds from issuance of debt	58,700	36,525	90,000
Principal payments on long-term debt	(7,207)	(16,825)	(44,758)
Cash paid for extinguishment of debt	—	—	(1,501)
Payments of deferred financing costs	(730)	(244)	(2,571)
Net (distribution)/contribution to/from Parent (Note 5)	(22,502)	5,552	88,693

Net cash provided by financing activities	28,261	25,008	129,863

Net increase (decrease) in cash and cash equivalents	160	(361)	118
Cash and cash equivalents beginning of period	735	1,096	978

Cash and cash equivalents end of period	$895	$735	$1,096

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$12,657	$12,275	$13,603

Income taxes	$100	$111	$48

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	Overview

Separation from Ensign — The Board of Directors of The Ensign Group, Inc. (collectively with its consolidated subsidiaries, “Ensign” or “Parent”) has authorized management to pursue a plan to separate its real estate business (“Ensign Properties” or the “Company”) into an independent publicly traded company. Prior to the separation, this business consists of all of Ensign’s real property interests, the entities that own its three independent living facilities and the related assets and liabilities. The proposed separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of the Company.

The separation is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors, the receipt of both a ruling from the Internal Revenue Service (“IRS”) that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares), opinions of tax advisors as to the satisfaction of certain requirements for such tax-free treatment and that, commencing with the Company’s taxable year ending on December 31, 2014, the Company has been organized in conformity with the requirements for qualification as a Real Estate Investment Trust (“REIT”) under the U.S. Internal Revenue Code (“Code”).

In accordance with Accounting Standards Codification (“ASC”) 505-60, Equity — Spinoffs and Reverse Spinoffs, the accounting for the separation of the Company follows its legal form, with Ensign as the legal and accounting spinnor and the Company as the legal and accounting spinnee, due to the relative significance of Ensign’s healthcare business, the relative fair values of the respective companies, the retention of all senior management except Mr. Stapley by Ensign, and other relevant indicators.

Description of Business — The Company’s primary business consists of acquiring, financing and owning real property to be leased to third party tenants in the healthcare sector. As of December 31, 2013, the 94 skilled nursing, assisted and independent living facilities owned by the Company and leased to Parent, and the three independent living facilities owned and operated by the Company, had a total of 10,121 operational beds located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. The three independent living facilities operated by the Company had a total of 264 units located in Texas and Utah.

2.	Summary of Significant Accounting Policies

Basis of Presentation — The accompanying combined financial statements of the Company are presented on a “carve-out” basis from Ensign’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its real estate business and were prepared in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and account balances within the Company have been eliminated.

The combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The combined statements of income (loss) reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. See further discussion in Note 5, Related Party Transactions.

Management believes that the assumptions and estimates used in preparation of the underlying combined financial statements are reasonable. However, the combined financial statements herein do not necessarily reflect

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

Invested Capital — Invested capital in the combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings. See further discussion of transactions with Parent in Note 5, Related Party Transactions.

Estimates and Assumptions — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Real Estate Properties — Real estate properties consist of land, buildings and improvements, integral equipment, furniture and fixtures, and are stated at historical cost. Real estate costs related to the acquisition and improvement of properties are capitalized over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized.

In accordance with ASC 805, Business Combinations, the Company estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. In determining fair value, the Company uses current appraisals or other third party opinions of value. The most significant components of our allocations are typically the allocation of value to land and buildings. In the case of the value of buildings and the allocation of value to land and other intangibles, the estimates of the value of these components will affect the depreciation and amortization the Company records over the estimated useful life of the property acquired. Transaction costs related to acquisitions are expensed as incurred.

The Company considers the period of future benefit of an asset to determine its appropriate useful life. Depreciation on the Company’s buildings and improvements is computed using the straight-line method over an estimated useful life of 5 to 40 years. If the Company uses a shorter or longer estimated useful life, it could have a material impact on the Company’s results of operations. The Company believes that 5 to 40 years is an appropriate estimate of useful life. The Company continually monitors events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized.

Impairment of Long-Lived Assets — Management periodically evaluates the Company’s real estate investments for impairment indicators, including the evaluation of the Company’s assets’ useful lives. Management also assesses the carrying value of the Company’s real estate investments whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

If the Company decides to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. The Company’s estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The Company’s ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While the Company believes its assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Fair Value of Financial Instruments — The Company’s financial instruments consist principally of cash and cash equivalents, interest rate swap agreement, accounts receivable and borrowings. The Company believes all of the financial instruments’ recorded values approximate fair values because of their nature or respective short durations. The interest rate swap is carried at fair value on the balance sheet. See further discussion in Note 4, Fair Value Measurements.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits and money market funds with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of these investments is determined based on “Level 1” inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

Deferred Financing Costs — External costs incurred from placement of our debt is capitalized and amortized on a straight-line basis over the terms of the related borrowings, which approximates the effective interest method. Amortization of financing costs is classified as “interest — amortization of deferred financing costs” in our combined statements of operations. Accumulated amortization of deferred financing costs was $2,413 and $1,714 as of December 31, 2013 and 2012, respectively.

When financings are terminated, unamortized deferred financing costs, as well as charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented within our combined financial statements.

Revenue Recognition — The Company recognizes rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. For the years ended December 31, 2013, 2012 and 2011, such tenant reimbursement revenues consist of real estate taxes. Contingent revenue, if any, is not recognized until all possible contingencies have been eliminated.

Income Taxes — The Company’s operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

as if the Company filed its own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. The Company generally expects to fully utilize its deferred tax assets; however, when necessary, the Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

When the Company takes uncertain income tax positions that do not meet the recognition criteria, it records a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, the Company must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, the Company makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with the Company’s estimates and assumptions, actual results could differ.

Derivatives and Hedging Activities — The Company evaluates variable and fixed interest rate risk exposure on a routine basis and to the extent the Company believes that it is appropriate, it will offset most of its variable risk exposure by entering into interest rate swap agreements. It is the Company’s policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). The Company formally designates its interest rate swap agreements as hedges and documents all relationships between hedging instruments and hedged items. The Company formally assesses effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, then measures and records ineffectiveness. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivative is recorded on the balance sheet at its fair value.

Accumulated Other Comprehensive Loss and Comprehensive Income (Loss) — Accumulated other comprehensive loss refers to revenue, expenses, gains, and losses that are recorded as an element of invested equity but are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges. As of December 31, 2013 and 2012, accumulated other comprehensive losses were $1,828 and $2,866, respectively, in invested equity.

Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of operating leases on our owned properties. See Note 9, Concentration of Risk for a discussion of major operator concentration.

Segment Disclosures — The FASB accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. The Company has one reportable segment consisting of investments in healthcare related real estate properties.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements — Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (ASC) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. The Company has reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

3.	Real Estate Properties

The following tables summarize our investment in owned properties at December 31, 2013 and 2012, respectively:

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average Investment per Bed/Unit
				SNF Beds	ALF Units	IND Units
Skilled nursing	$339,115	74.4%	72	7,438	—	—	$46
Skilled nursing campus	57,032	12.5%	10	937	462	44	40
Assisted living & Independent living	49,207	10.8%	12	—	1,032	208	40
Independent living operated by the Company	10,698	2.3%	3	—	—	264	41

Total at December 31, 2013	$456,052	100.0%	97	8,375	1,494	516	44

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average Investment per Bed/Unit
				SNF Beds	ALF Units	IND Units
Skilled nursing	$307,894	75.1%	65	6,759	—	—	$46
Skilled nursing campus	56,329	13.7%	10	937	462	44	39
Assisted living & Independent living	35,116	8.6%	9	—	751	208	37
Independent living operated by the Company	10,670	2.6%	3	—	—	264	40

Total at December 31, 2012	$410,009	100.0%	87	7,696	1,213	516	44

	December 31,
	2013	2012
Land	$75,112	$68,174
Buildings and improvements	380,940	341,835
Integral equipment, furniture and fixtures	66,932	58,921

Real estate properties	522,984	468,930
Less: Accumulated depreciation	(97,981)	(75,035)

Real estate properties, net	$425,003	$393,895

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Owned properties are leased pursuant to non-cancelable operating leases generally with an initial term of 10 to 15 years. Each triple net lease requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities. All of the leases contain renewal options. The leases provide for minimum base rent during the initial and renewal periods and do not contain specified rent increases.

Acquisitions — Parent has historically purchased operations to complement its existing portfolio. The historical business acquisitions have been attributed to the Company.

During the year ended December 31, 2013, the Parent acquired seven stand-alone skilled nursing facilities, and three stand-alone assisted living facilities. These acquisitions added a total of 692 operational skilled nursing beds and 281 operational assisted living units to the Company’s operations.

During the year ended December 31, 2012, the Parent acquired four stand-alone skilled nursing facilities, one skilled nursing campus facility, one stand-alone assisted living facility, and acquired the assets of three previously leased facilities. These acquisitions added a total of 692 operational skilled nursing beds and 84 operational assisted living units to the Company’s operations.

During the year ended December 31, 2011, the Parent acquired eight stand-alone skilled nursing facilities, six skilled nursing campus facilities, three stand- alone assisted living facilities, three stand-alone independent living facilities, and acquired the assets of five previously leased facilities. These acquisitions added a total of 1,780 operational skilled nursing beds, 522 operational assisted living units and 369 independent living units to the Company’s operations.

The table below presents the purchase price for the real property acquired by the Parent during the years ended December 31, 2013 and 2012, and 2011 that has been attributed to the Company:

	December 31,
	2013	2012	2011
Land	$9,312	$3,703	$16,070
Buildings and improvements	26,344	26,847	94,023
Integral equipment, furniture and fixtures	1,291	1,143	3,112

Total acquisitions	$36,947	$31,693	$113,205

4.	Fair Value Measurements

Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as observable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31,
	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents	$895	$—	$—	$735	$—	$—
Fair value of interest rate swap	$—	$1,828	$—	$—	$2,866	$—

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s non-financial assets, which include long-lived assets, including real estate properties, are reported at carrying value and are not required to be measured at fair value on a recurring basis. However, whenever events or changes in circumstances indicate that their carrying value may not be recoverable, the Company assesses our long-lived assets for impairment. When impairment has occurred, such long-lived assets are written down to fair value. However, no impairment charges have been recorded in the years ended December 31, 2013, 2012 or 2011. This fair value determination is categorized as Level 3 in the fair value hierarchy. See Note 2 for further discussion of the Company’s significant accounting policies.

Interest Rate Swap Agreement

In connection with the senior credit facility with a six-bank lending consortium arranged by SunTrust and Wells Fargo (the Senior Credit Facility), in July 2011, the Parent entered into an interest rate swap agreement to reduce risk from volatility in the combined statement of income (loss) due to changes in the LIBOR interest rate. In conjunction with the separation, the Parent has attributed its debt (including the Senior Credit Facility) to the Company. In addition, the corresponding interest rate swap agreement on the Senior Credit Facility has also been attributed to the Company. See further discussion in Note 7, Debt.

The swap agreement, with a notional amount of $75,000, amortizing concurrently with the related term loan portion of the Senior Credit Facility, was five years in length and is set to mature on July 15, 2016. The interest rate swap has been designated as a cash flow hedge and, as such, changes in fair value are reported in other comprehensive income (loss) in accordance with hedge accounting. Under the terms of this swap agreement, the net effect of the hedge was to record swap interest expense at a fixed rate of approximately 4.3%, exclusive of fees. Net interest paid under the swap was $1,047, $951, and $471 for the years ended December 31, 2013, 2012, and 2011. In addition, based on the December 31, 2013 interest rate swap valuation, the Company expects to record swap interest expense of approximately $1,100 during the year ended December 31, 2014.

The Company assesses hedge effectiveness at inception and on an ongoing basis by performing a regression analysis. The regression analysis compares to the historical monthly changes in fair value of the interest rate swap to the historical monthly changes in the fair value of a hypothetically perfect interest rate swap over the trailing 30 months. The change in fair value of the hypothetical derivative is regarded as a proxy for the present value of the cumulative change in the expected future cash flows on the hedged transaction. The regression analysis serves as the Company’s prospective and retrospective assessment of hedge effectiveness. Assuming the hedging relationship qualifies as highly effective, the actual swap will be recorded at fair value on the balance sheet and accumulated other comprehensive income (loss) will be adjusted to reflect the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of the hypothetical derivative.

The interest rate swap agreement is recorded at fair value based upon valuation models which utilize relevant factors such as the contractual terms of the interest rate swap agreements, credit spreads for the contracting parties and interest rate curves. Based on this valuation method, the Company categorized the interest rate swap as Level 2 and recorded accumulated other comprehensive losses as of December 31, 2013 and 2012, of $1,828 and $2,866. There are no amounts attributable to hedge ineffectiveness that were required to be recognized in earnings.

5.	Related Party Transactions

Allocation of corporate expenses — The combined balance sheets and statements of income (loss) of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The specific identification methodology was utilized for all of the items on statements of income

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(loss) excluding general corporate expenses. For each of the periods presented, Ensign Properties’ operations were fully integrated with the Parent, including executive management, finance, treasury, corporate income tax, human resources, legal services and other shared services. These costs are allocated to the Company on a systematic basis utilizing a direct usage basis when identifiable, with the remainder allocated on time study or percentage of the total revenues. The primary allocation method was a time study based on time devoted to Ensign Properties’ activities.

Allocation of expenses for these general and administrative services of $5,442, $1,788 and $2,377 for the years ended December 31, 2013, 2012 and 2011, respectively, are reflected in general and administrative expenses, in addition to direct expenses which are included in total expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent publicly traded company during the periods presented.

Rental income from Parent — The Company has one operator, its Parent, from which it derives rental income through operating lease agreements, as well as reimbursement of certain costs. The Parent is a holding company with no direct operating assets, employees, or revenue. All of the Parent’s operations are operated by separate independent subsidiaries, each of which has its own management, employees and assets. The rental income and reimbursement generated from the operating lease agreements is presented separately in the combined statements of income (loss). See Note 9, Concentration of Risk for a discussion of major operator concentration.

The future minimum rental payments that the Company is due to receive from the Parent for the remainder of the lease terms are as follows as of December 31, 2013:

Year	Amount
2014	$43,453
2015	43,114
2016	40,147
2017	36,656
2018	36,266
Thereafter	204,389

$404,025

Centralized cash management system — The Company participates in Parent’s centralized cash management system. In conjunction therewith, the intercompany transactions between the Company and Parent have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from Parent, are reflected in “Net (distribution)/contribution to/from Parent” on the combined statements of cash flows and the combined statements of invested equity. The “Net (distributions)/contributions to/from Parent” were $(22,502), $5,552, and $88,693 for the years ended December 31, 2013, 2012 and 2011, respectively.

6.	Income Taxes

The Company’s operations have historically been included in Parent’s U.S. combined federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these combined financial statements on a separate tax return basis as if the Company filed its own tax returns. These combined financial statements may not reflect tax positions taken or to be taken by Parent, tax positions available for use by Parent and tax positions which may remain with Parent after the separation.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2013, 2012 and 2011 is summarized as follows:

	December 31,
	2013	2012	2011
Current:
Federal	$8	$43	$—
State	115	79	67

	123	122	67

Deferred:
Federal	—	—	(1,240)
State	—	—	—

	—	—	(1,240)

Total	$123	$122	$(1,173)

A reconciliation of the federal statutory rate to the effective tax rate for the years ended December 31, 2013, 2012 and 2011, respectively, is comprised as follows:

	December 31,
	2013	2012	2011
Income tax expense at statutory rate	35.0%	35.0%	35.0%
State income taxes — net of federal benefit	(51.9)	36.3	2.8
Other adjustments	0.1	0.0	0.0
Deferred tax adjustments	30.4	0.0	0.0
Change in valuation allowance	(58.8)	(18.3)	(19.8)

Total income tax provision	(45.2%)	53.0%	18.0%

The Company’s deferred tax assets and liabilities as of December 31, 2013 and 2012 are summarized as follows:

	December 31,
	2013	2012
Deferred tax assets (liabilities):
Accrued expenses	$2,131	$1,060
Tax credits	55	45
Net operating loss carryforwards	8,358	8,962

Subtotal	10,544	10,067
Less: valuation allowance	(2,225)	(2,454)

Total deferred tax assets	8,319	7,613
State taxes	(105)	(167)
Depreciation and amortization	(7,988)	(7,099)
Prepaid expenses	(226)	(347)

Total deferred tax liabilities	(8,319)	(7,613)

Net deferred tax assets	$—	$—

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

On a separate tax return basis, the Company had Federal net operating loss carryforwards as of December 31, 2013 and 2012 of $23,554 and $24,452, respectively. The Company also had state net operating losses as of December 31, 2013 and 2012 of $3,061 and $7,947, respectively. Because these losses were utilized in the Parent’s combined federal and state income tax returns, they will not be available to the Company if it leaves the Parent’s federal or state combined groups. In each of the years, the Company is required to pay state minimum income taxes in selected states.

Despite the Company’s income in 2013, the operating losses the Company incurred on a separate tax return basis in recent years result in the Company’s belief that it is more likely than not that the Company would not be able to realize the tax benefit associated with its deferred tax assets as of December 30, 2013 and 2012. Therefore, the Company has recorded a valuation allowance against its state net deferred tax assets in 2010. Beginning in 2011, the Company recorded a valuation allowance for all of its net deferred tax assets. A portion of the Company’s valuation allowance relates to deferred tax assets for items in other comprehensive loss. During the year ended December 31, 2013, the Company reduced the valuation allowance by $388 for these specific items. During the year ended December 31, 2012, the Company recorded a valuation allowance of $277 for these specific items.

As of December 31, 2013 and 2012, the Company did not have any unrecognized tax benefits that would affect the Company’s effective tax rate.

The Federal statute of limitations on the Parent’s 2007, 2008, and 2009 income tax years lapsed during the third quarter of 2011, 2012, and 2013, respectively. During the fourth quarter of each year, various state statutes of limitations also lapsed. These lapses did not have any impact on the Company’s unrecognized tax benefits.

During the first quarter of 2012, the State of California initiated an examination of the Parent’s income tax returns for the 2008 and 2009 income tax years. The examination is primarily focused on the Parent’s captive insurance subsidiary and the treatment of related insurance matters. To date, California has not proposed any adjustments. The Parent is not currently under examination by any other major income tax jurisdiction. At this time, the Company is not aware of any events that might significantly impact the balance of unrecognized tax benefits in the next twelve months.

The Company classifies interest and/or penalties on income tax liabilities or refunds as additional income tax expense or income. Such amounts are not material.

7.	Debt

Debt, net of discount, as of December 31, 2013 and 2012 of $259,307 and $207,692, respectively, represents the balance from the Parent that is directly attributable to the Company. In addition to the attribution of debt, the Parent has also attributed the corresponding interest rate swap agreement on the Senior Credit Facility to the Company.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Debt consists of the following:

	December 31,
	2013	2012
Mortgage notes payable
Promissory note with RBS, principal and interest payable monthly and continuing through March 2019, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	$20,347	$21,032
Ten Project Note with GECC, principal and interest payable monthly; interest is fixed, balance due June 2016, collateralized by deeds of trust on real property, assignment of rents, security agreements and fixture financing statements.	48,865	50,072
Promissory note with RBS, principal and interest payable monthly and continuing through January 2018, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	32,122	33,167
Promissory notes, principal, and interest payable monthly and continuing through October 2019, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	8,919	9,203
Mortgage note, principal, and interest payable monthly and continuing through February 2027, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	5,429	5,665

Senior secured revolving credit facility
Senior secured revolving credit facility, with SunTrust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018, secured by substantially all of the Company’s personal property	78,701	20,000

Senior secured term loan
Senior secured term loan, with SunTrust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018, secured by substantially all of the Company’s personal property	65,624	69,375

Debt	260,007	208,514
Less debt discount on mortgage notes payable	(700)	(822)

Debt, net of discount	259,307	207,692
Less current maturities	(7,411)	(7,187)

	$251,896	$200,505

Senior Credit Facility with Six-Bank Lending Consortium Arranged by SunTrust and Wells Fargo (the Senior Credit Facility)

On February 1, 2013, the Parent entered into the third amendment to the Senior Credit Facility (the Third Amendment), which amends the Company’s existing Senior Credit Facility Agreement, dated as of July 15, 2011. The Third Amendment revises the Senior Credit Facility Agreement to, among other things, (i) increase the revolving credit portion of the Senior Credit Facility by $75,000 to an aggregate principal amount of $150,000, of which $20,000 was drawn as of December 31, 2012 and the date of the Third Amendment, and (ii) extend the maturity date of the Senior Credit Facility from July 15, 2016 to February 1, 2018. Except as set forth in the Third Amendment, all other terms and conditions of the Senior Credit Facility remain in full force and effect as described below.

On July 15, 2011, the Parent entered into the Senior Credit Facility in an aggregate principal amount of up to $150,000 comprised of a $75,000 revolving credit facility and a $75,000 term loan advanced in one drawing

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

on July 15, 2011. Borrowings under the term loan portion of the Senior Credit Facility amortize in equal quarterly installments commencing on September 30, 2011, in an aggregate annual amount equal to 5% per annum of the original principal amount. Interest rates per annum applicable to the Senior Credit Facility are, at the option of the Company, (i) LIBOR plus an initial margin of 2.5% or (ii) the Base Rate (as defined by the agreement) plus an initial margin of 1.5%. Under the terms of the Senior Credit Facility, the applicable margin adjusts based on the Parent’s leverage ratio. In connection with the Senior Credit Facility, the Parent incurred financing costs of approximately $2,500. Further, the Company incurred a charge of $2,542 in termination and early extinguishment fees in connection with exiting the Six Project Loan which was recognized in the third quarter of 2011. In addition, the Parent has a commitment fee on the unused portion of the revolving credit facility that ranges from 0.3% to 0.5% based on the Parent’s leverage ratio for the applicable period. Amounts borrowed pursuant to the Senior Credit Facility are guaranteed by certain of the Parent’s wholly-owned subsidiaries, including certain of the subsidiaries combined in Ensign Properties, and secured by substantially all of their personal property. To reduce the risk related to interest rate fluctuations, the Parent, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Senior Credit Facility. As noted above, the Senior Credit Facility and the corresponding interest rate swap have been attributed by the Parent to the Company.

Among other things, under the Senior Credit Facility, the Parent must maintain compliance with specified financial covenants measured on a quarterly basis, including a maximum net leverage ratio, minimum interest coverage ratio and minimum asset coverage ratio. The loan documents also include certain additional reporting, affirmative and negative covenants including limitations on the incurrence of additional indebtedness, liens, investments in other businesses, dividends declared in excess of 20% of combined net income (loss) and repurchases and capital expenditures. As of December 31, 2013, the Parent was in compliance with all loan covenants.

Promissory Note with RBS Asset Finance, Inc.

On February 17, 2012, two of the Parent’s real estate holding subsidiaries, the RBS Borrowers, executed a promissory note in favor of RBS Asset Finance, Inc. (RBS) as lender for an aggregate of $21,525 (the “2012 RBS Loan”). The 2012 RBS Loan is secured by Commercial Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filings on the properties owned by the RBS Borrowers, and other related instruments and agreements, including without limitation a promissory note and a Parent guaranty. The 2012 RBS Loan bears interest at a fixed rate of 4.75%. Amounts borrowed under the 2012 RBS Loan may be prepaid starting after the second anniversary of the note subject to certain prepayment fees. The term of the RBS Loan is for seven years, with monthly principal and interest payments commencing on April 1, 2012 and the balance due on March 1, 2019.

Among other things, under the 2012 RBS Loan the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield. The loan documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral and minimum average cash balance requirements. As of December 31, 2013, the Company was in compliance with all loan covenants.

Promissory Notes with RBS Asset Finance, Inc.

On December 31, 2010, four of the Parent’s real estate holding subsidiaries executed a promissory note with RBS Asset Finance, Inc. (RBS) as lender for an aggregate of $35,000 (the 2010 RBS Loan). The 2010 RBS Loan is secured by Commercial Deeds of Trust, Security Agreements, Assignment of Leases and Rents and Fixture

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Filings on the four properties and other related instruments and agreements, including without limitation a promissory note and a Parent guaranty. The 2010 RBS Loan bears interest at a fixed rate of 6.04%. Amounts borrowed under the 2010 RBS Loan may be prepaid subject to prepayment fees of 9.0% of the principal balance on the date of prepayment. These prepayment fees are reduced by 1.0% a year in each of years 2014, 2015, and 2016. The term of the 2010 RBS Loan is for seven years, with monthly principal and interest payments commencing on February 1, 2011 and the balance due on January 1, 2018.

Among other things, under the 2010 RBS Loan, the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield. The loan documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral. As of December 31, 2013, the Company was in compliance with all loan covenants.

Term Loan with General Electric Capital Corporation

On December 29, 2006, a number of the Parent’s independent real estate holding subsidiaries jointly entered into the Third Amended and Restated Loan Agreement, with General Electric Capital Corporation (GECC), which consists of an approximately $55,700 multiple-advance term loan, further referred to as the Ten Project Note. The Ten Project Note matures in June 2016, and is currently secured by the real and personal property comprising the ten facilities owned by these subsidiaries. The Ten Project Note was funded in advances, with each advance bearing interest at a separate rate. The interest rates range from 6.95% to 7.50% per annum.

Under the Ten Project Note, the Company is subject to standard reporting requirements and other typical covenants for a loan of this type. Effective October 1, 2006 and continuing each calendar quarter thereafter, we are subject to restrictive financial covenants, including average occupancy, Debt Service (as defined in the agreement) and Project Yield (as defined in the agreement). As of December 31, 2013, the Company was in compliance with all loan covenants.

Promissory Notes with Johnson Land Enterprises, L.L.C

On October 1, 2009, four subsidiaries of the Parent entered into four separate promissory notes with Johnson Land Enterprises, L.L.C., for an aggregate of $10,000, as a part of the Parent’s acquisition of three skilled nursing facilities in Utah. The unpaid balance of principal and accrued interest from these notes is due on September 30, 2019. The notes bear interest at a rate of 6.0% per annum. As a part of this transaction, the Company recorded a discount to the debt balance in the form of imputed interest of $1,218. This amount is amortized over the term of the promissory notes, or 10 years.

Mortgage Loan with Walker and Dunlop, LLC

Ensign Southland LLC, a subsidiary of the Parent, entered into a mortgage loan on January 30, 2001 with Continental Wingate Associates, Inc. The mortgage loan is insured with the U.S. Department of Housing and Urban Development, or HUD, which subjects the Company’s Southland facility to HUD oversight and periodic inspections. As of December 31, 2013, the balance outstanding on this mortgage loan was approximately $5,429. The unpaid balance of principal and accrued interest from this mortgage loan is due on February 1, 2027. The mortgage loan bears interest at the rate of 7.5% per annum.

This mortgage loan is secured by the real property comprising the Southland Care Center facility and the rents, issues and profits thereof, as well as all personal property used in the operation of the facility.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Based on Level 2, the carrying value of the Company’s long-term debt is considered to approximate the fair value of such debt for all periods presented based upon the interest rates that the Company believes it can currently obtain for similar debt.

The debt matures in fiscal years ending after December 31, 2013 as follows:

Years Ending December 31,	Amount
2014	$7,411
2015	7,673
2016	52,589
2017	6,584
2018	157,790
Thereafter	27,960

$260,007

8.	Commitments and Contingencies

Litigation — The Company is subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, the defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

The Company cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation. If any litigation were to proceed, and the Company is subjected to, alleged to be liable for, or agrees to a settlement of, claims or obligations under state and federal statutes and related regulations, its business, financial condition and results of operations and cash flows could be materially and adversely affected and its stock price could be adversely impacted. Among other things, any settlement or litigation could involve the payment of substantial sums to settle any alleged civil violations, and may also include the Company’s assumption of specific procedural and financial obligations going forward under a corporate integrity agreement and/or other arrangement with the government.

U.S. Government Inquiry — In late 2006, Ensign learned that it might be the subject of an on-going criminal and civil investigation by the U.S. Department of Justice or “DOJ”. This was confirmed in March 2007. The investigation was prompted by a whistleblower complaint, and related primarily to claims submitted to the Medicare program for rehabilitation services provided at skilled nursing facilities in Southern California. Ensign, through its outside counsel and a special committee of independent directors established by its board, worked cooperatively with the U.S. Attorney’s office to produce information requested by the government as part of an ongoing dialogue designed to resolve the issue.

In December 2011, the DOJ notified Ensign that it had closed its criminal investigation without action although, as is typical, it reserved the right to reopen the criminal case if new facts came to light. This left only the civil investigation to resolve, and Ensign continued to supply requested information to the DOJ and the Office of the Inspector General of the United States Department of Health and Human Services (HHS), including specific patient records and documents from 2007 to 2011 from six Southern California skilled nursing facilities that had been the subject of previous requests.

In early 2013, discussions between government representatives and Ensign’s special committee, its outside counsel and their experts had advanced sufficiently that Ensign recorded an initial estimated liability in the

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

amount of $15,000 in the fourth quarter of 2012 for the resolution of claims connected to the investigation. In April 2013, Ensign and government representatives reached an agreement in principle to resolve the allegations and close the investigation. Based on these discussions, Ensign recorded and announced an additional charge in the amount of $33,000 in the first quarter of 2013, increasing the total reserve to resolve the matter to $48,000 (the Reserve Amount).

In October 2013, Ensign completed and executed a settlement agreement (the Settlement Agreement) with the DOJ and received the final approval of the Office of Inspector General-HHS and the United States District Court for the Central District of California. The settlement agreement fully and finally resolves the previously disclosed DOJ investigation and any ancillary claims which have been pending since 2006. Pursuant to the settlement agreement, Ensign made a single lump-sum remittance to the government in the amount of $48,000 in October 2013. Ensign has denied engaging in any illegal conduct, and has agreed to the settlement amount without any admission of wrongdoing in order to resolve the allegations and to avoid the uncertainty and expense of protracted litigation.

In connection with the settlement and effective as of October 1, 2013, Ensign entered into a five-year corporate integrity agreement with the Office of Inspector General-HHS (the CIA). The CIA acknowledges the existence of Ensign’s current compliance program, and requires that Ensign continue during the term of the CIA to maintain a compliance program designed to promote compliance with the statutes, regulations, and written directives of Medicare, Medicaid, and all other Federal health care programs. Ensign is also required to maintain several elements of its existing program during the term of the CIA, including maintaining a compliance officer, a compliance committee of the board of directors, and a code of conduct. The CIA requires that Ensign conduct certain additional compliance-related activities during the term of the CIA, including various training and monitoring procedures, and maintaining a disciplinary process for compliance obligations. Pursuant to the CIA, Ensign is required to notify the Office of Inspector General-HHS in writing of, among other things: (i) any ongoing government investigation or legal proceeding involving an allegation that Ensign has committed a crime or has engaged in fraudulent activities; (ii) any other matter that a reasonable person would consider a probable violation of applicable criminal, civil, or administrative laws related to compliance with federal healthcare programs; and (iii) any change in location, sale, closing, purchase, or establishment of a new business unit or location related to items or services that may be reimbursed by Federal health care programs. Ensign is also subject to periodic reporting and certification requirements attesting that the provisions of the CIA are being implemented and followed, as well as certain document and record retention mandates.

Participation in federal healthcare programs by Ensign is not affected by the Settlement Agreement or the CIA. In the event of an uncured material breach of the CIA, Ensign could be excluded from participation in federal healthcare programs and/or subject to prosecution. After the spin-off, the Company will remain subject to certain continuing obligations as part of Ensign’s compliance program pursuant to the CIA, but otherwise has no liability related to the U.S. Government inquiry of Ensign.

Indemnities — From time to time, the Parent enters into certain types of contracts that contingently require the Parent to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Parent may be required to indemnify property owners or prior facility operators for post-transfer environmental or other liabilities and other claims arising from the Parent’s use of the applicable premises, (ii) operations transfer agreements, in which the Parent agrees to indemnify past operators of facilities the Parent acquires against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer, (iii) certain lending agreements, under which the Parent may be required to indemnify the lender against various claims and liabilities, (iv) agreements with certain lenders under which the Parent may be required to indemnify such lenders against various claims and liabilities, and (v) certain agreements with the Parent’s officers, directors and employees, under which the Parent may be required to indemnify such persons for

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

liabilities arising out of their employment relationships. The terms of such obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for these obligations on the Parent’s balance sheets for any of the periods presented.

9.	Concentration of Risk

Major operator concentration — The Company has one operator, Parent, from which the Company has derived a significant portion of its overall revenue during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, the Company’s 94 skilled nursing and assisted living facilities had a total of 10,121 licensed beds and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three independent living facilities have a total of 264 units and are located in Texas and Utah. The three states in which the Company had its highest concentration of properties were California, Texas and Arizona.

10.	Earnings (Loss) Per Share

The Company calculates earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings Per Share. Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities. Basic and diluted EPS for each of the three years in the period ended December 31, 2013, were retroactively restated for the number of basic and diluted shares outstanding immediately following the spin-off described in Note 1 (the “Spin-Off”).

The following table presents the calculation of basic and diluted EPS for the Company’s common stock for each of the three years in the period ended December 31, 2013 and reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for each of the three years in the period ended December 31, 2013.

	2013	2012	2011
Net (loss) income	$(395)	$110	$(5,341)

Earnings (loss) per common share:
Basic	$(0.02)	$0.00	$(0.24)

Diluted	$(0.02)	$0.00	$(0.24)

Determination of shares:
Weighted-average common shares outstanding, basic	22,228	22,228	22,228
Assumed conversion of restricted stock awards	—	208	—

Weighted-average common shares outstanding, diluted	22,228	22,436	22,228

11.	Subsequent Events

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events.

12.	Summarized Condensed Combining Information

The 5.875% Senior Notes due 2021 (the “Notes”) issued by CTR Partnership, L.P. (the “Operating Partnership”) and CareTrust Capital Corp. (“Capital Corp.” and, together with the Operating Partnership, the

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS— (Continued)

“Issuers”) on May 30, 2014 are jointly and severally, fully and unconditionally, guaranteed by CareTrust REIT, Inc., as the parent guarantor (the “Parent Guarantor”), and certain 100% owned subsidiaries of the Parent Guarantor other than the Issuers (collectively, the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “Guarantors”), subject to automatic release under certain customary circumstances, including if the Subsidiary Guarantor is sold or sells all or substantially all of its assets, the Subsidiary Guarantor is designated “unrestricted” for covenant purposes under the indenture governing the Notes, the Subsidiary Guarantor’s guarantee of other indebtedness which resulted in the creation of the guarantee of the Notes is terminated or released, or the requirements for legal defeasance or covenant defeasance or to discharge the Indenture have been satisfied.

The following provides information regarding the entity structure of the Parent Guarantor, the Issuers and the Subsidiary Guarantors:

CareTrust REIT, Inc. — The Parent Guarantor was formed on October 29, 2013 in anticipation of the Spin-Off and the related transactions and was a wholly owned subsidiary of Ensign prior to the effective date of the Spin-Off on June 1, 2014. The Parent Guarantor did not conduct any operations or have any business prior to the date of issuance of the Notes and the consummation of the Spin-Off related transactions.

CTR Partnership, L.P. and CareTrust Capital Corp. — The Issuers, each of which is a 100% owned subsidiary of the Parent Guarantor, were formed on May 8, 2014 and May 9, 2014, respectively, in anticipation of the Spin-Off and the related transactions. The Issuers did not conduct any operations or have any business prior to the date of issuance of the Notes and the consummation of the Spin-Off related transactions.

Subsidiary Guarantors — Each of the Subsidiary Guarantors is a 100% owned subsidiary of the Parent Guarantor. Prior to the consummation of the Spin-Off, each of the Subsidiary Guarantors was a wholly owned subsidiary of Ensign. The Ensign Properties entities consist of the Subsidiary Guarantors (other than the general partner of the Operating Partnership which was formed on May 8, 2014 in anticipation of the Spin-Off and the related transactions) and the subsidiaries of the Parent Guarantor that are not Subsidiary Guarantors or Issuers (collectively, the “Non-Guarantor Subsidiaries”).

Pursuant to Rule 3-10 of Regulation S-X, the following summarized consolidating information is provided for the Subsidiary Guarantors and the Non-Guarantor Subsidiaries with respect to the Notes. As described above, the Parent Guarantor and the Issuers did not conduct any operations or have any business during the periods covered by such financial information. This summarized financial information has been prepared from the financial statements of Ensign Properties and the books and records maintained by Ensign Properties.

The summarized financial information may not necessarily be indicative of the results of operations or financial position had the Parent Guarantor, the Issuers, the Subsidiary Guarantors or the Non-Guarantor Subsidiaries all been in existence or operated as independent entities during the relevant period or had the Ensign Properties entities been operated as subsidiaries of the Parent Guarantor during such period.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED BALANCE SHEETS

DECEMBER 31, 2013

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Assets:
Real estate investments, net	$379,754	$45,249	$425,003
Cash and cash equivalents	895	—	895
Accounts receivable	20	—	20
Prepaid expenses and other assets	367	521	888
Deferred tax assets	705	154	859
Deferred financing costs, net	2,511	290	2,801

Total assets	$384,252	$46,214	$430,466

Liabilities and Invested Equity:
Mortgage notes payable	$66,117	$48,865	$114,982
Senior secured revolving credit facility	78,701	—	78,701
Senior secured term loan	65,624	—	65,624
Fair value of interest rate swap	1,828	—	1,828
Accounts payable and accrued liabilities	5,316	467	5,783
Deferred tax liabilities	705	154	859

Total liabilities	218,291	49,486	267,777

Invested Equity:
Invested capital	167,789	(3,272)	164,517
Accumulated other comprehensive loss	(1,828)	—	(1,828)

Total equity	165,961	(3,272)	162,689

Total liabilities and invested equity	$384,252	$46,214	$430,466

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED BALANCE SHEETS

DECEMBER 31, 2012

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Assets:
Real estate investments, net	$349,332	$44,563	$393,895
Cash and cash equivalents	735	—	735
Accounts receivable	25	—	25
Prepaid expenses and other assets	699	455	1,154
Deferred tax assets	260	139	399
Deferred financing costs, net	2,364	406	2,770

Total assets	$353,415	$45,563	$398,978

Liabilities and Invested Equity:
Mortgage notes payable	$68,245	$50,072	$118,317
Senior secured revolving credit facility	20,000	—	20,000
Senior secured term loan	69,375	—	69,375
Fair value of interest rate swap	2,866	—	2,866
Accounts payable and accrued liabilities	3,047	426	3,473
Deferred tax liabilities	260	139	399

Total liabilities	163,793	50,637	214,430
Invested Equity:
Invested capital	192,488	(5,074)	187,414
Accumulated other comprehensive loss	(2,866)	—	(2,866)

Total equity	189,622	(5,074)	184,548

Total liabilities and invested equity	$353,415	$45,563	$398,978

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2013

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Revenues:
Rental income (Note 5)	$35,730	$5,512	$41,242
Tenant reimbursement	4,602	566	5,168
Other revenue	2,386	—	2,386

Total revenues	42,718	6,078	48,796

Expenses:
Depreciation and amortization	20,031	3,387	23,418
Interest expense	8,314	3,634	11,948
Interest — amortization of deferred financing costs	584	115	699
Property taxes	4,602	566	5,168
Acquisition costs	255	—	255
Operating expenses	2,007	131	2,138
General and administrative	5,442	—	5,442

Total expenses	41,235	7,833	49,068

Income (loss) before provision for income taxes	1,483	(1,755)	(272)
Provision for income taxes	109	14	123

Net income (loss)	1,374	(1,769)	(395)
Other comprehensive income (loss):
Net unrealized gain on interest rate swap	1,038	—	1,038

Comprehensive income (loss)	$2,412	$(1,769)	$643

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2012

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Revenues:
Rental income (Note 5)	$29,800	$5,248	$35,048
Tenant reimbursement	3,901	569	4,470
Other revenue	2,545	—	2,545

Total revenues	36,246	5,817	42,063

Expenses:
Depreciation and amortization	17,844	3,259	21,103
Interest expense	7,772	3,730	11,502
Interest — amortization of deferred financing costs	590	115	705
Property taxes	3,901	569	4,470
Acquisition costs	189	—	189
Operating expenses	2,056	18	2,074
General and administrative	1,788	—	1,788

Total expenses	34,140	7,691	41,831

Income (loss) before provision for income taxes	2,106	(1,874)	232
Provision (benefit) for income taxes	110	12	122

Net income (loss)	1,996	(1,886)	110
Other comprehensive income (loss):
Net unrealized loss on interest rate swap	(723)	—	(723)

Comprehensive income (loss)	$1,273	$(1,886)	$(613)

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2011

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Revenues:
Rental income (Note 5)	$21,338	$4,875	$26,213
Tenant reimbursement	3,351	561	3,912
Other revenue	1,816	—	1,816

Total revenues	26,505	5,436	31,941

Expenses:
Depreciation and amortization	13,480	3,138	16,618
Interest expense	6,706	3,799	10,505
Interest — amortization of deferred financing costs	486	115	601
Property taxes	3,351	561	3,912
Loss on extinguishment of debt	2,542	—	2,542
Acquisition costs	467	—	467
Operating expenses	1,417	16	1,433
General and administrative	2,377	—	2,377

Total expenses	30,826	7,629	38,455

Loss before provision for income taxes	(4,321)	(2,193)	(6,514)
Benefit for income taxes	(967)	(206)	(1,173)

Net loss	(3,354)	(1,987)	(5,341)
Other comprehensive loss:
Net unrealized loss on interest rate swap	(2,143)	—	(2,143)

Comprehensive loss	$(5,497)	$(1,987)	$(7,484)

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Cash flows from operating activities:
Net cash provided by operating activities	$24,793	$1,839	$26,632

Cash flows from investing activities:
Acquisition of real estate businesses	(35,656)	—	(35,656)
Purchases of equipment, furniture, and fixtures	(15,728)	(4,203)	(19,931)
Cash proceeds from the sale of equipment, furniture and fixtures	854	—	854

Net cash used in investing activities	(50,530)	(4,203)	(54,733)

Cash flows from financing activities:
Proceeds from issuance of debt	58,700	—	58,700
Principal payments on long-term debt	(5,999)	(1,208)	(7,207)
Payments of deferred financing costs	(730)	—	(730)
Net (distribution)/contribution to/from Ensign (Note 5)	(26,074)	3,572	(22,502)

Net cash provided by financing activities	25,897	2,364	28,261

Net increase in cash and cash equivalents	160	—	160
Cash and cash equivalents, beginning of period	735	—	735

Cash and cash equivalents, end of period	$895	$—	$895

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Cash flows from operating activities:
Net cash provided by operating activities	$19,796	$4,340	$24,136

Cash flows from investing activities:
Acquisition of real estate businesses	(29,997)	—	(29,997)
Purchases of equipment, furniture, and fixtures	(17,955)	(1,802)	(19,757)
Cash proceeds from the sale of equipment, furniture and fixtures	224	25	249

Net cash used in investing activities	(47,728)	(1,777)	(49,505)

Cash flows from financing activities:
Proceeds from issuance of debt	36,525	—	36,525
Principal payments on long-term debt	(15,713)	(1,112)	(16,825)
Payments of deferred financing costs	(244)	—	(244)
Net contribution/(distribution) from/to Ensign (Note 5)	7,003	(1,451)	5,552

Net cash provided by financing activities	27,571	(2,563)	25,008

Net decrease in cash and cash equivalents	(361)	—	(361)
Cash and cash equivalents, beginning of period	1,096	—	1,096

Cash and cash equivalents, end of period	$735	$—	$735

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

(dollars in thousands)

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Cash flows from operating activities:
Net cash provided by operating activities	$14,322	$(310)	$14,012

Cash flows from investing activities:
Acquisition of real estate businesses	(110,056)	—	(110,056)
Purchases of equipment, furniture, and fixtures	(29,519)	(4,941)	(34,460)
Cash proceeds from the sale of equipment, furniture and fixtures	416	343	759

Net cash used in investing activities	(139,159)	(4,598)	(143,757)

Cash flows from financing activities:
Proceeds from issuance of debt	90,000	—	90,000
Principal payments on long-term debt	(43,714)	(1,044)	(44,758)
Cash paid for extinguishment of debt	(1,501)	—	(1,501)
Payments of deferred financing costs	(2,571)	—	(2,571)
Net contribution from Ensign (Note 5)	82,741	5,952	88,693

Net cash provided by financing activities	124,955	4,908	129,863

Net increase in cash and cash equivalents	118	—	118
Cash and cash equivalents, beginning of period	978	—	978

Cash and cash equivalents, end of period	$1,096	$—	$1,096

ENSIGN PROPERTIES

SCHEDULE III

SCHEDULE OF REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2013

(dollars in thousands)

			Initial Cost to Company			Gross Carrying Value						Life on which Depreciation in Latest Income Statement is Computed
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date
Skilled Nursing Properties:
Ensign Highland LLC	Phoenix, AZ	$2,999	$257	$976	$807	$257	$1,783	$2,040	$650	2013	2000	30
Meadowbrook Health Associates LLC	Tucson, AZ	3,947	425	3,716	1,958	425	5,674	6,099	1,446	2012	2000	32
Terrace Holdings AZ LLC	Phoenix, AZ	3,642	113	504	477	113	981	1,094	283	2004	2002	30
Rillito Holdings LLC	Tucson, AZ	3,902	471	2,041	2,921	471	4,962	5,433	1,104	2013	2003	30
Valley Health Holdings LLC	Phoenix, AZ	5,758	629	5,154	703	629	5,857	6,486	1,705	2009	2004	30
Cedar Avenue Holdings LLC	Upland, CA	6,518	2,812	3,919	1,983	2,812	5,902	8,714	1,975	2011	2005	30
Granada Investments LLC	Camarillo, CA	7,590	3,526	2,827	1,520	3,526	4,347	7,873	1,270	2010	2005	30
Plaza Health Holdings LLC	Walla Walla, WA	3,413	450	5,566	1,055	450	6,621	7,071	1,945	2009	2006	25
Mountainview Community Care LLC	Santa Rosa, CA	3,494	931	2,612	587	931	3,199	4,130	1,179	1963	2006	25
CM Health Holdings LLC	San Diego, CA	9,391	3,028	3,119	1,735	3,028	4,854	7,882	1,280	2012	2006	32
Polk Health Holdings LLC	Livingston, TX	6,629	60	4,391	1,156	60	5,547	5,607	1,629	2009	2006	30
Snohomish Health Holdings LLC	Lynnwood, WA	—	741	1,663	1,998	741	3,661	4,402	1,337	2009	2006	25
Cherry Health Holdings, Inc.	Hoquiam, WA	—	171	1,828	1,753	171	3,581	3,752	1,015	2010	2006	25
Golfview Holdings LLC	Richmond, TX	11,191	1,105	3,110	699	1,105	3,809	4,914	1,073	2007	2006	30
Tenth East Holdings LLC	Salt Lake City, UT	654	332	2,426	2,346	332	4,772	5,104	1,044	2013	2006	22
Trinity Mill Holdings LLC	Carrollton, TX	—	664	2,294	902	664	3,196	3,860	1,116	2007	2006	22
Cottonwood Health Holdings LLC	Salt Lake City, UT	—	965	2,070	897	965	2,967	3,932	1,162	2008	2007	20

			Initial Cost to Company			Gross Carrying Value						Life on which Depreciation in Latest Income Statement is Computed
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date
Verde Villa Holdings LLC	Lewisville, TX	—	600	1,890	401	600	2,291	2,891	662	2011	2007	25
Mesquite Health Holdings LLC	Mesquite, TX	—	470	1,715	8,657	470	10,372	10,842	2,527	2012	2007	20
Arrow Tree Health Holdings LLC	Glendora, CA	—	2,165	1,105	304	2,165	1,409	3,574	480	1965	2007	20
Fort Street Health Holdings LLC	Draper, UT	—	443	2,394	746	443	3,140	3,583	713	2008	2007	30
Trousdale Health Holdings LLC	Downey, CA	9,156	1,415	1,841	1,858	1,415	3,699	5,114	752	2013	2007	30
Ensign Bellflower LLC	Bellflower, CA	—	937	1,168	357	937	1,525	2,462	431	2009	2007	25
RB Heights Health Holdings LLC	Scottsdale, AZ	—	2,007	2,793	1,750	2,007	4,543	6,550	1,103	2009	2008	30
San Corrine Health Holdings LLC	San Antonio, TX	—	310	2,090	705	310	2,795	3,105	720	2005	2008	35
Temple Health Holdings LLC	Temple, TX	—	529	2,207	1,131	529	3,338	3,867	757	2008	2008	30
Anson Health Holdings LLC	Abilene, TX	—	369	3,220	1,553	369	4,773	5,142	1,002	2012	2008	30
Willits Health Holdings LLC	Willits, CA	—	490	1,231	461	490	1,692	2,182	331	2011	2008	30
Lufkin Health Holdings LLC	Lufkin, TX	5,607	467	4,644	298	467	4,942	5,409	543	1988	2009	50
Lowell Health Holdings LLC	Littleton, CO	—	217	856	1,735	217	2,591	2,808	370	2012	2009	35
Jefferson Ralston Holdings LLC	Arvada, CO	—	280	1,230	829	280	2,059	2,339	286	2012	2009	40
Lafayette Health Holdings LLC	Englewood, CO	—	1,607	4,222	6,131	1,607	10,353	11,960	1,426	2012	2009	45
Hillendahl Health Holdings LLC	Dallas, TX	—	2,133	11,977	618	2,133	12,595	14,728	1,865	1984	2009	30
Price Health Holdings LLC	Price, UT	1,013	193	2,209	850	193	3,059	3,252	345	2012	2009	45
Silver Lake Health Holdings LLC	Provo, UT	4,359	2,051	8,362	1,373	2,051	9,735	11,786	1,014	2011	2009	50
Jordan Health Properties LLC	West Jordan, UT	2,893	2,671	4,244	1,123	2,671	5,367	8,038	461	2013	2009	50
Regal Road Health Holdings LLC	Youngstown, AZ	—	767	4,648	341	767	4,989	5,756	621	2012	2009	35
Paredes Health Holdings LLC	Brownsville, TX	—	373	1,354	190	373	1,544	1,917	162	1969	2009	45
Expressway Health Holdings LLC	Harlingen, TX	—	90	675	262	90	937	1,027	110	2011	2009	45
Rio Grande Health Holdings LLC	McAllen, TX	—	642	1,085	632	642	1,717	2,359	185	2012	2009	45

			Initial Cost to Company			Gross Carrying Value						Life on which Depreciation in Latest Income Statement is Computed
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date
Fifth East Holdings LLC	Salt Lake City, UT	—	345	2,464	1,066	345	3,530	3,875	453	2011	2009	45
Emmett Healthcare Holdings LLC	Emmet, ID	—	591	2,383	39	591	2,422	3,013	276	1972	2010	35
Burley Healthcare Holdings LLC	Burley, ID	—	250	4,004	424	250	4,428	4,678	555	2011	2010	35
Northshore Healthcare Holdings LLC	Houston, TX	—	486	2,349	1,041	486	3,390	3,876	425	2012	2010	43
Josey Ranch Healthcare Holdings LLC	Carrollton, TX	—	1,382	2,293	201	1,382	2,494	3,876	231	1996	2010	40
Everglades Health Holdings LLC	Ventura, CA	—	1,847	5,377	662	1,847	6,039	7,886	763	1990	2011	50
Irving Health Holdings LLC	Beatrice, NE	—	60	2,931	237	60	3,168	3,228	262	2011	2011	32
Falls City Health Holdings LLC	Falls City, NE	—	170	2,141	11	170	2,152	2,322	168	1972	2011	32
Gillette Park Health Holdings LLC	Cherokee, IA	—	163	1,491	8	163	1,499	1,662	150	1967	2011	25
Gazebo Park Health Holdings LLC	Clarion, IA	—	80	2,541	93	80	2,634	2,714	273	1978	2011	25
Oleson Park Health Holdings LLC	Ft. Dodge, IA	—	90	2,341	573	90	2,914	3,004	341	2012	2011	20
Arapahoe Health Holdings LLC	Texas City, TX	—	158	4,810	602	158	5,412	5,570	460	2012	2011	30
Dixie Health Holdings LLC	Hurricane, UT	—	487	1,978	71	487	2,049	2,536	125	1978	2011	40
Memorial Health Holdings LLC	Pocatello, ID	—	537	2,138	260	537	2,398	2,935	296	2007	2011	30
Bogardus Health Holdings LLC	Whittier, CA	—	1,425	5,307	728	1,425	6,035	7,460	699	2011	2011	35
South Dora Health Holdings LLC	Ukiah, CA	—	297	2,087	1,622	297	3,709	4,006	1,005	2013	2011	35
Silverada Health Holdings LLC	Reno, NV	—	1,012	3,282	103	1,012	3,385	4,397	181	1970	2011	40
Orem Health Holdings LLC	Orem, UT	—	1,689	3,896	3,235	1,689	7,131	8,820	924	2011	2011	50
Renne Avenue Health Holdings LLC	Pocatello, ID	—	180	2,481	711	180	3,192	3,372	171	2013	2012	30
Stillhouse Health Holdings LLC	Paris, TX	—	129	7,139	—	129	7,139	7,268	198	2009	2012	57
Fig Street Health Holdings LLC	Escondido, CA	—	329	2,653	875	329	3,528	3,857	931	2007	2012	35
Lowell Lake Health Holdings LLC	Owyhee, ID	—	49	1,554	26	49	1,580	1,629	50	1990	2012	45

			Initial Cost to Company			Gross Carrying Value						Life on which Depreciation in Latest Income Statement is Computed
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date
Queensway Health Holdings LLC	Long Beach, CA	—	999	4,237	2,331	999	6,568	7,567	1,458	2008	2012	50
Long Beach Health Associates LLC	Long Beach, CA	—	1,285	2,343	1,665	1,285	4,008	5,293	452	2013	2012	40
Kings Court Health Holdings LLC	Ft. Worth, TX	—	193	2,311	100	193	2,411	2,604	64	1965	2012	40
51st Avenue Health Holdings LLC	Amarillo, TX	—	340	3,925	32	340	3,957	4,297	94	1970	2013	35
Ives Health Holdings LLC	San Macros, TX	—	371	2,951	52	371	3,003	3,374	56	1972	2013	40
Guadalupe Health Holdings LLC	Victoria, TX	—	80	2,391	—	80	2,391	2,471	40	2013	2013	45
Queens City Health Holdings LLC	Victoria, TX	—	212	732	8	212	740	952	19	1960	2013	30
49th Street Health Holdings LLC	Omaha, NE	—	129	2,418	3	129	2,421	2,550	54	1970	2013	30
Willows Health Holdings LLC	Redmond, WA	—	1,388	2,982	205	1,388	3,187	4,575	72	1966	2013	30
Tulalip Bay Holdings	Marysville, WA	—	1,722	2,642	—	1,722	2,642	4,364	45	1989	2013	30

		92,156	56,381	209,948	72,786	56,381	282,734	339,115	49,370

Skilled Nursing Campus Properties:
Ensign Southland LLC	Norwalk, CA	5,429	966	5,082	2,135	966	7,217	8,183	3,077	2011	1999	30
Sky Holdings AZ LLC	Glendale, AZ	7,602	289	1,428	1,404	289	2,832	3,121	912	2004	2002	30
Lemon River Holdings LLC	Riverside, CA	—	494	1,159	4,793	494	5,952	6,446	964	2012	2009	30
Wisteria Health Holdings LLC	Abilene, TX	—	746	9,903	300	746	10,203	10,949	867	2008	2011	40
Mission CCRC LLC	Salt Lake City, UT	—	1,962	11,035	461	1,962	11,496	13,458	1,135	1994	2011	45
Wayne Health Holdings LLC	Wayne, NE	—	130	3,061	115	130	3,176	3,306	250	1978	2011	32
4th Street Health Holdings LLC	West Bend, IA	—	180	3,352	—	180	3,352	3,532	261	2006	2011	45
Big Sioux River Health Holdings LLC	Hawarden, IA	—	110	3,522	24	110	3,546	3,656	253	1974	2011	35
Prairie Health Holdings LLC	Randolph, NE	—	130	1,571	16	130	1,587	1,717	198	2011	2011	20
Salmon River Health Holdings LLC	Salmon, ID	—	168	2,496	—	168	2,496	2,664	88	2012	2012	40

		13,031	5,175	42,609	9,248	5,175	51,857	57,032	8,005

			Initial Cost to Company			Gross Carrying Value						Life on which Depreciation in Latest Income Statement is Computed
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date
Assisted Living Properties:
Avenue N Holdings LLC	Rosenburg, TX	—	124	2,301	319	124	2,620	2,744	717	2007	2006	32
Moenium Holdings LLC	Mesa, AZ	10,496	1,893	5,268	1,013	1,893	6,281	8,174	1,615	1986	2007	29
Lafayette Health Holdings LLC	Englewood, CO	—	420	1,160	117	420	1,277	1,697	147	2011	2009	45
Expo Park Health Holdings LLC	Aurora, CO	—	570	1,692	230	570	1,922	2,492	254	1986	2010	25
Wisteria Health Holdings LLC	Abilene, TX	—	244	3,241	81	244	3,322	3,566	222	2008	2011	35
Everglades Health Holdings LLC	Ventura, CA	—	1,542	4,012	77	1,542	4,089	5,631	239	1990	2011	50
Flamingo Health Holdings LLC	Las Vegas, NV	—	908	4,767	166	908	4,933	5,841	644	1986	2011	20
18th Place Health Holdings LLC	Phoenix, AZ	—	1,011	2,053	186	1,011	2,239	3,250	167	1974	2011	30
Boardwalk Health Holdings LLC	Reno, NV	—	367	1,633	42	367	1,675	2,042	106	1993	2012	31
Willows Health Holdings LLC	Redmond, WA	—	2,835	3,784	201	2,835	3,985	6,820	93	2013	2013	30
Lockwood Health Holdings LLC	Santa Maria, CA	—	1,792	2,253	116	1,792	2,369	4,161	68	1967	2013	20
Saratoga Health Holdings LLC	Orem, UT	—	444	2,265	80	444	2,345	2,789	27	1995	2013	50

		10,496	12,150	34,429	2,628	12,150	37,057	49,207	4,299
Independent Living Properties:
Hillendahl Health Holdings LLC	Dallas, TX	—	315	1,769	84	315	1,853	2,168	238	1984	2009	30
Mission CCRC LLC	Salt Lake City, UT	—	411	2,312	51	411	2,363	2,774	188	1994	2011	45
Hillview Health Holdings LLC	Dallas, TX	—	680	4,872	204	680	5,076	5,756	473	1996	2011	26

		—	1,406	8,953	339	1,406	9,292	10,698	899

Total		$115,683	$75,112	$295,939	$85,001	$75,112	$380,940	$456,052	$62,573

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(dollars in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Carrying Cost:
Balance at beginning of period	$410,009	$358,707
Acquisitions	35,656	30,549
Improvements	10,387	20,753

Balance at close of period	$456,052	$410,009

Accumulated Depreciation:
Balance at beginning of period	$(47,877)	$(32,900)
Depreciation expense	(14,695)	(14,977)

Balance at close of period	$(62,572)	$(47,877)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Ensign Group, Inc.

Mission Viejo, California

We have audited the accompanying balance sheets of CareTrust REIT, Inc. (the “Company”) as of December 31, 2013 and October 29, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such balance sheets present fairly, in all material respects, the financial position of CareTrust REIT, Inc. as of December 31, 2013 and October 29, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

March 14, 2014

CARETRUST REIT, INC.

BALANCE SHEETS

	December 31, 2013	October 29, 2013
Assets
Cash	$10	$10

Total Assets	$10	$10

Commitments and contingencies
Shareholder’s Equity
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding at December 31, 2013 and October 29, 2013	$10	$10

Total Shareholder’s Equity	$10	$10

CareTrust REIT, Inc.

NOTE TO BALANCE SHEETS

Background and Spin-Off. In connection with a plan to separate the healthcare business of The Ensign Group, Inc. (“Ensign”) and the real estate business of Ensign into two separate, publicly traded companies, CareTrust REIT, Inc. (“CareTrust”) was formed on October 29, 2013 as a wholly owned subsidiary of Ensign. CareTrust has issued 1,000 shares of its common stock, par value $0.01 per share.

Ensign will accomplish the separation by contributing to CareTrust the entities that own substantially all of Ensign’s real property interests, the entities that operate three independent living facilities, and related assets and liabilities, and then distributing all of the outstanding shares of CareTrust to Ensign’s stockholders (the (“Spin-Off”). Prior to the Spin-Off, CareTrust and Ensign will enter into Master Leases, under which Ensign will lease CareTrust’s healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern the relationship between them following the Spin-Off. The Spin-Off is intended to be tax-free to Ensign stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares. After the distribution, CareTrust will operate as a separate, publicly traded company.

There are no commitments or contingencies as of December 31, 2013.

Statements of operations, equity and cash flows have not been presented as there has been no activity since formation, other than the issuance of common stock for cash in connection with the formation of CareTrust.

Subsequent Events. Management has evaluated subsequent events through March 14, 2014, the date the balance sheets were available to be issued. There were no subsequent events that have occurred which would require disclosure in the financial statements.

CARETRUST REIT, INC.

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2014	December 31, 2013
Assets:
Real estate investments, net	$420,059	$425,003
Cash and cash equivalents	80,345	895
Accounts receivable	1,871	20
Prepaid expenses and other assets	77	888
Deferred tax assets	—	859
Deferred financing costs, net	11,000	2,801

Total assets	$513,352	$430,466

Liabilities and Stockholders’ Equity:
Senior unsecured notes payable	$260,000	$—
Mortgage notes payable	99,504	114,982
Senior secured revolving credit facility	—	78,701
Senior secured term loan	—	65,624
Interest rate swap	—	1,828
Accounts payable and accrued liabilities	6,190	5,783
Deferred tax liabilities	—	859

Total liabilities	365,694	267,777

Commitments and contingencies (Note 7)

Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding as of June 30, 2014	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized, 22,245,868 shares issued and outstanding as of June 30, 2014	222	—
Additional paid-in capital	146,980	—
Retained earnings	456	—
Invested equity	—	164,517
Accumulated other comprehensive loss	—	(1,828)

Total stockholders’ equity	147,658	162,689

Total liabilities and stockholders’ equity	$513,352	$430,466

See accompanying notes to condensed consolidated and combined financial statements.

CARETRUST REIT, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
Revenues:
Rental income (Note 5)	$12,205	$10,231	$23,228	$19,736
Tenant reimbursement	1,237	1,219	2,498	2,438
Other revenue	623	602	1,210	1,214

Total revenues	14,065	12,052	26,936	23,388

Expenses:
Depreciation and amortization	6,070	5,802	12,269	11,392
Interest expense	6,452	3,073	9,779	6,183
Loss on extinguishment of debt	4,067	—	4,067	—
Property taxes	1,237	1,219	2,498	2,438
Acquisition costs	—	211	—	211
Operating expenses	555	415	1,098	946
General and administrative	6,009	730	7,912	1,068

Total expenses	24,390	11,450	37,623	22,238

(Loss) income before provision for income taxes	(10,325)	602	(10,687)	1,150
Provision for income taxes	17	61	53	84

Net (loss) income	$(10,342)	$541	$(10,740)	$1,066

Earnings (loss) per common share:
Basic	$(0.47)	$0.02	$(0.48)	$0.05

Diluted	$(0.47)	$0.02	$(0.48)	$0.05

Weighted-average number of common shares:
Basic	22,231	22,228	22,230	22,228

Diluted	22,231	22,436	22,230	22,436

See accompanying notes to condensed consolidated and combined financial statements.

CARETRUST REIT, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
	(In thousands)
Net (loss) income	$(10,342)	$541	$(10,740)	$1,066
Other comprehensive income:
Unrealized (loss) gain on interest rate swap	(30)	649	167	918
Reclassification adjustment on interest rate swap	1,661	—	1,661	—

Comprehensive (loss) income	$(8,711)	$1,190	$(8,912)	$1,984

See accompanying notes to condensed consolidated and combined financial statements.

CARETRUST REIT, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

(in thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Invested Equity	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance, December 31, 2013	1,000	$—	$—	$—	$164,517	$(1,828)	$162,689
Capital contribution by Ensign	—	—	—	—	4,356	—	4,356
Unrealized gain on interest rate swap	—	—	—	—	—	167	167
Reclassification adjustment on interest rate swap	—	—	—	—	—	1,661	1,661
Net capital distribution to Ensign	—	—	—	—	(10,475)	—	(10,475)
Reclassification of invested equity to common stock and additional paid in capital in conjunction with the Spin-Off (Note 1)	22,244,868	222	146,980	—	(147,202)	—	—
Net income (loss)	—	—	—	456	(11,196)	—	(10,740)

Balance, June 30, 2014	22,245,868	$222	$146,980	$456	$—	$—	$147,658

See accompanying notes to condensed consolidated and combined financial statements.

CARETRUST REIT, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2014	2013
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(10,740)	$1,066
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	12,269	11,392
Amortization of deferred financing costs and debt discount	517	411
Loss on extinguishment of debt	1,998	—
Loss on settlement of interest rate swap	1,661	—
Loss on disposition of equipment, furniture and fixtures	—	5
Change in operating assets and liabilities:
Accounts receivable	(1,851)	(5)
Prepaid expenses and other assets	677	281
Interest rate swap	(1,661)	—
Accounts payable and accrued liabilities	4,683	(93)

Net cash provided by operating activities	7,553	13,057

Cash flows from investing activities:
Acquisition of real estate	—	(31,292)
Purchases of equipment, furniture, and fixtures	(19,009)	(9,497)
Cash proceeds from the sale of equipment, furniture and fixtures	—	566

Net cash used in investing activities	(19,009)	(40,223)

Cash flows from financing activities:
Proceeds from the issuance of senior unsecured notes payable	260,000	—
Borrowings under senior secured revolving credit facility	10,000	10,000
Proceeds from the issuance of mortgage notes payable	50,676	—
Repayments of borrowings under senior secured revolving credit facility	(88,701)	—
Payments on the mortgage notes payable	(66,856)	(1,706)
Payments on the senior secured term loan	(65,624)	(1,875)
Payments of deferred financing costs	(12,945)	(730)
Net contribution from Ensign (Note 5)	4,356	21,521

Net cash provided by financing activities	90,906	27,210

Net increase in cash and cash equivalents	79,450	44
Cash and cash equivalents beginning of period	895	735

Cash and cash equivalents end of period	$80,345	$779

Supplemental disclosures of cash flow information:
Interest paid	$6,414	$6,178

Income taxes paid	$104	$118

Supplemental schedule of noncash operating, investing and financing activities:
Operating assets and liabilities that were not transferred to CareTrust	$1,042	$—

Equipment, furniture and fixtures that were not transferred to CareTrust	$(11,684)	$—

Net capital distribution to Ensign	$10,475	$—

See accompanying notes to condensed consolidated and combined financial statements.

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

(Unaudited)

1.	ORGANIZATION

Separation from Ensign — Prior to June 1, 2014, CareTrust REIT, Inc. (“CareTrust” or the “Company”) was a wholly owned subsidiary of The Ensign Group, Inc. (“Ensign”). On June 1, 2014, Ensign completed the separation of its healthcare business and its real estate business into two separate and independent publicly traded companies through the distribution of all of the outstanding shares of common stock of CareTrust to Ensign stockholders on a pro rata basis (the “Spin-Off”). Ensign stockholders received one share of CareTrust common stock for each share of Ensign common stock held at the close of business on May 22, 2014, the record date for the Spin-Off. The Spin-Off was effective from and after June 1, 2014, with shares of CareTrust common stock distributed by Ensign on June 2, 2014. The Company was formed on October 29, 2013 and had minimal activity prior to the Spin-Off.

Prior to the Spin-Off, the Company and Ensign entered into a Separation and Distribution Agreement, setting forth the mechanics of the Spin-Off, certain organizational matters and other ongoing obligations of the Company and Ensign. The Company and Ensign or their respective subsidiaries, as applicable, also entered into a number of other agreements to govern the relationship between Ensign and the Company after the Spin-Off.

The Company and Ensign also entered into an Opportunities Agreement, which grants the Company the right to match any offer from a third party to finance the acquisition or development of any healthcare or senior living facility by Ensign or any of its affiliates for a period of one year following the Spin-Off. In addition, this agreement grants Ensign, subject to certain exceptions, the right to either purchase and operate, or lease and operate, the facilities included in any portfolio of five or fewer healthcare or senior living facilities presented to the Company during the first year following the Spin-Off; provided that the portfolio is not subject to an existing lease with an operator or manager that has a remaining term of more than one year, and is not presented to the Company by or on behalf of another operator seeking lease or other financing. If Ensign elects to lease and operate such a property or portfolio, the lease would be on substantially the same terms as the Master Leases.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-60, Equity — Spinoffs and Reverse Spinoffs, the accounting for the separation of the Company follows its legal form, with Ensign as the legal and accounting spinnor and the Company as the legal and accounting spinnee, due to the relative significance of Ensign’s healthcare business, the relative fair values of the respective companies, the retention of all senior management (except Mr. Gregory K. Stapley) by Ensign, and other relevant indicators. The assets and liabilities contributed to the Company from Ensign, or incurred in connection with the Spin-Off in the case of certain debt, were as follows:

Real estate investments, net	$421,846
Cash	78,731
Accounts receivable and prepaid assets and other current assets	1,900
Deferred financing costs, net	11,088
Debt	(359,512)
Other liabilities	(6,838)

Net contribution	$147,215

Description of Business — The Company’s primary business consists of acquiring, financing and owning real property to be leased to third-party tenants in the healthcare sector. As of June 30, 2014, the 94 skilled nursing, assisted and independent living facilities owned by the Company and leased to Ensign had a total of

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

10,121 operational beds located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. The three independent living facilities owned and operated by the Company had a total of 264 units located in Texas and Utah.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying condensed consolidated and combined financial statements of the Company reflect, for all periods presented, the historical financial position, results of operations and cash flows of (i) the skilled nursing, assisted living and independent living facilities that Ensign contributed to the Company immediately prior to the Spin-Off, and (ii) the operations of the three independent living facilities that the Company operated immediately following the Spin-Off. The Company’s financial statements have been prepared on a “carve-out” basis from Ensign’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to such skilled nursing, assisted living and independent living facilities.

The condensed consolidated and combined balance sheet of the Company at December 31, 2013 includes Ensign assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The condensed consolidated and combined statements of operations reflect allocations of general corporate expenses from Ensign including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. See further discussion in Note 5, Related Party Transactions.

Management believes that the assumptions and estimates used in preparation of the underlying condensed consolidated and combined financial statements are reasonable. However, the condensed consolidated and combined financial statements herein do not necessarily reflect what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

The accompanying condensed consolidated and combined financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”) and reflect the financial position, results of operations and cash flows of the Company. Accordingly, the condensed consolidated and combined financial statements do not include all of the disclosures required by GAAP for a complete set of annual audited financial statements. The condensed consolidated and combined financial statements should be read in conjunction with the audited combined financial statements and combined notes thereto included in the Company’s Information Statement filed as an exhibit to its Registration Statement on Form 10. In the opinion of management, all adjustments which are of a normal and recurring nature and considered necessary for a fair presentation of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. All intercompany transactions and account balances within the Company have been eliminated.

Invested Capital — Invested capital in the condensed consolidated and combined balance sheets represents Ensign’s historical investment in the Company, the net effect of cost allocations from transactions with Ensign, net transfers of cash and assets to Ensign and the Company’s accumulated earnings. See further discussion of transactions with Ensign in Note 5, Related Party Transactions.

Estimates and Assumptions — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Real Estate Depreciation and Amortization — Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Integral equipment, furniture and fixtures	5 years

Real Estate Acquisition Valuation — In accordance with ASC 805, Business Combinations, the Company records the acquisition of income-producing real estate as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities are measured at their acquisition-date fair values. For transactions that are business combinations, acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. For transactions that are an asset acquisition, acquisition costs are capitalized as incurred.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

Impairment of Long-Lived Assets — Management periodically evaluates the Company’s real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. Management also assesses the carrying value of the Company’s real estate investments whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If the Company decides to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. The Company’s estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The Company’s ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While the Company believes its assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits and money market funds with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of these investments is determined based on “Level 1” inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

The Company’s cash and cash equivalents balance exceeds federally insurable limits as of June 30, 2014. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Deferred Financing Costs — External costs incurred from placement of our debt are capitalized and amortized on a straight-line basis over the terms of the related borrowings, which approximates the effective interest method. Amortization of financing costs is classified as “interest — amortization of deferred financing costs” in our condensed consolidated and combined statements of operations. Accumulated amortization of deferred financing costs was $1,064 and $2,413 at June 30, 2014 and December 31, 2013, respectively.

When financings are terminated, unamortized deferred financing costs, as well as charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented within income from continuing operations in our condensed consolidated and combined statements of operations.

Revenue Recognition — The Company recognizes rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

the supplier and bears the associated credit risk. For the three and six months ended June 30, 2014 and 2013, such tenant reimbursement revenues consist of real estate taxes. Contingent revenue, if any, is not recognized until all possible contingencies have been eliminated.

The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, the operations, the asset type and current economic conditions. If our evaluation of these factors indicates we may not recover the full value of the receivable, we provide a reserve against the portion of the receivable that we estimate may not be recovered. This analysis requires us to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected. We did not reserve any receivables as of June 30, 2014 or December 31, 2013.

As of June 30, 2014, all but three of the Company’s facilities were leased to subsidiaries of Ensign under the Master Leases. The obligations under the Master Leases are guaranteed by Ensign. A default by any subsidiary of Ensign with regard to any facility leased pursuant to a Master Lease will result in a default under all of the Master Leases. The annual revenues from the Master Leases will be $56.0 million during each of the first two years of the Master Leases. Commencing in the third year under the Master Leases, the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent. In addition to rent, the subsidiaries of Ensign that are tenants under the Master Leases are solely responsible for the costs related to the leased properties (including property taxes, insurance, and maintenance and repair costs).

As of June 30, 2014, the future minimum rental payments under the Master Leases was:

Year	Amount
Remaining 2014	$28,000
2015	56,000
2016	56,000
2017	56,000
2018	56,000
2019	56,000
Thereafter	578,529

$886,529

For the three and six months ended June 30, 2014, the Company recognized $4,667 in rental income from Ensign related to the Master Leases.

Income Taxes — The Company’s operations have historically been included in Ensign’s U.S. federal and state income tax returns and all income taxes have been paid by Ensign. Income tax expense and other income tax related information contained in these consolidated and combined financial statements are presented on a separate tax return basis as if the Company filed its own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the consolidated and combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

The Company expects to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and intends to operate as such beginning with its taxable year ending December 31, 2014. To

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.

In order to comply with certain REIT qualification requirements, CareTrust will declare and distribute a special dividend to its stockholders equal to the amount of accumulated earnings and profits, or “E&P,” allocated to CareTrust in the Spin-Off. This special dividend is referred to as the “Purging Distribution” because it is intended to purge the company of E&P attributable to the period prior to CareTrust’s first taxable year as a REIT. The amount of accumulated E&P allocated to CareTrust in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. Ensign will allocate its accumulated E&P for periods prior to the Spin-Off between Ensign and CareTrust in a manner that, in its best judgment, is in accordance with the provisions of the Code. The Company expects to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders.

Derivatives and Hedging Activities — The Company evaluates variable and fixed interest rate risk exposure on a routine basis and to the extent the Company believes that it is appropriate, it will offset most of its variable risk exposure by entering into interest rate swap agreements. It is the Company’s policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). The Company formally designates its interest rate swap agreements as hedges and documents all relationships between hedging instruments and hedged items. The Company formally assesses effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, then measures and records ineffectiveness. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Effective May 30, 2014, the Company de-designated its interest rate swap contract that historically qualified for cash flow hedge accounting. This was due to the termination of the interest rate swap agreement related to the early retirement of the Senior Credit Facility (as defined below). As a result, the loss previously recorded in accumulated other comprehensive loss related to the interest rate swap was recognized in interest expense in the Condensed Consolidated and Combined Statements of Operations. There was no outstanding interest rate swap contract as of June 30, 2014.

Stock-Based Compensation — The Company accounts for share-based awards in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Net income (loss) reflects stock-based compensation expense of $4 and $4 for the three months ended June 30, 2014 and 2013, respectively, and $8 and $11 for the six months ended June 30, 2014 and 2013, respectively.

Concentration of Credit Risk — The Company is subject to concentrations of credit risk consisting primarily of operating leases on our owned properties. See Note 8, Concentration of Risk for a discussion of major operator concentration.

Segment Disclosures — The FASB accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. The Company has one reportable segment consisting of investments in healthcare-related real estate assets.

Earnings (Loss) Per Share — The Company calculates earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings Per Share”. Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially-dilutive securities. Basic and diluted EPS for the three and six months ended June 30, 2014 and 2013, were retroactively restated for the number of basic and diluted shares outstanding immediately following the Spin-Off.

The following table presents the calculation of basic and diluted EPS for the Company’s common stock for the three and six months ended June 30, 2014 and 2013 and reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for the three and six months ended June 30, 2014 and 2013.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
Net (loss) income	$(10,342)	$541	$(10,740)	$1,066

Earnings (loss) per common share:
Basic	$(0.47)	$0.02	$(0.48)	$0.05

Diluted	$(0.47)	$0.02	$(0.48)	$0.05

Determination of shares:
Weighted-average common shares outstanding, basic	22,231	22,228	22,230	22,228
Assumed conversion of restricted stock awards	—	208	—	208

Weighted-average common shares outstanding, diluted	22,231	22,436	22,230	22,436

Recently Issued Accounting Standards Update — In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU No. 2014-08”). ASU No. 2014-08 limits discontinued operations reporting to disposals of components of an entity that represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: a) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; b) the component of an entity or group of components of an entity is disposed of by

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

sale; and c) the component of an entity or group of components of an entity is disposed of other than by sale. ASU No. 2014-08 also requires additional disclosures about discontinued operations. ASU No. 2014-08 is effective for reporting periods beginning after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company early adopted ASU No. 2014-08 for the reporting period beginning January 1, 2014. As a result of the adoption of ASU No. 2014-08, results of operations for properties that are classified as held for sale in the ordinary course of business on or subsequent to January 1, 2014 would generally be included in continuing operations on the Company’s consolidated statements of operations, to the extent such disposals did not meet the criteria for classification as a discontinued operation described above. Additionally, any gain or loss on sale of real estate that does not meet the criteria for classification as a discontinued operation would be presented, on the consolidated statements of operations, below income from continuing operations and income from discontinued operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. The Company is currently assessing the impact of adopting the new guidance but does not believe it will have a material effect on income from operations or the Company’s financial position.

3.	REAL ESTATE INVESTMENTS, NET

The following tables summarize our investment in owned properties at June 30, 2014 and December 31, 2013, respectively:

	June 30, 2014	December 31, 2013
Land	$74,133	$75,112
Buildings and improvements	392,521	380,940
Integral equipment, furniture and fixtures	46,080	66,932

Real estate properties	512,734	522,984
Accumulated depreciation	(92,675)	(97,981)

Real estate properties, net	$420,059	$425,003

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

4.	FAIR VALUE MEASUREMENTS

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired long-lived assets). Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

During the six months ended June 30, 2014, the Company measured the following assets and liabilities at fair value:

	June 30, 2014				December 31, 2013
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Recurring basis:
Interest rate swap	$—	$—	$—	$—	$1,828	$—	$1,828	$—

Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying condensed consolidated and combined balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

In connection with the Senior Credit Facility with a six-bank lending consortium arranged by SunTrust and Wells Fargo (the “Senior Credit Facility”), in July 2011, Ensign entered into an interest rate swap agreement in accordance with its policy to reduce risk from volatility in the statement of operations due to changes in the LIBOR interest rate. The swap agreement, with a notional amount of $75,000, amortized concurrently with the related term loan portion of the Senior Credit Facility, was five years in length and set to mature on July 15, 2016. The interest rate swap was designated as a cash flow hedge and, as such, changes in fair value are reported in other comprehensive income in accordance with hedge accounting. Under the terms of this swap agreement, the net effect of the hedge was to record swap interest expense at a fixed rate of approximately 4.3%, exclusive of fees. Net interest paid under the swap was $168 and $423 for the three and six months ended June 30, 2014 and $262 and $514 for the three and six months ended June 30, 2013, respectively.

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Effective May 30, 2014, the Company de-designated its interest rate swap agreement that historically qualified for cash flow hedge accounting. This was due to the termination of the interest rate swap agreement related to the early retirement of the Senior Credit Facility. As a result, the Company recognized a loss of $1,661 to interest expense from accumulated other comprehensive loss. See Note 6, Debt for additional information.

There was no outstanding interest rate swap agreement as of June 30, 2014. There were no gains or losses due to the discontinuance of cash flow hedge treatment during the three and six months ended June 30, 2013.

Considerable judgment is necessary to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. A summary of the face values, carrying amounts and fair values of the Company’s financial instruments as of June 30, 2014 and December 31, 2013 using Level 3 inputs:

	June 30, 2014			December 31, 2013
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liabilities:
Senior unsecured notes payable	$260,000	$260,000	$260,000	$—	$—	$—
Senior secured revolving credit facility	$—	$—	$—	$78,701	$78,701	$78,701
Mortgage notes payable	$99,504	$99,504	$103,906	$115,682	$114,982	$114,982
Senior secured term loan	$—	$—	$—	$65,624	$65,624	$65,624

Cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities: These balances approximate their fair values due to the short-term nature of these instruments.

Senior secured notes payable, senior secured revolving credit facility, mortgage notes payable, and senior secured term loan: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

5.	RELATED PARTY TRANSACTIONS

Allocation of corporate expenses — The condensed consolidated and combined balance sheets and statements of operations of the Company include Ensign assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The specific identification methodology was utilized for all of the items on the condensed statements of operations excluding general corporate expenses. For each of the periods presented, Ensign Properties’ operations were fully integrated with Ensign, including executive management, finance, treasury, corporate income tax, human resources, legal services and other shared services. These costs are allocated to the Company on a systematic basis utilizing a direct usage basis when identifiable, with the remainder allocated on time study, or percentage of the total revenues. The primary allocation method was a time study based on time devoted to Ensign Properties’ activities.

Allocation of expenses for these general and administrative services of $6,009 and $730 for the three months ended June 30, 2014 and 2013, respectively, and $7,912 and $1,068 for the six months ended June 30,

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

2014 and 2013, respectively, are reflected in general and administrative, in addition to direct expenses which are included in total expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly-traded company during the periods presented.

Rental income from Ensign — The Company has one tenant, Ensign, from which it derives rental income through operating lease agreements. Ensign is a holding company with no direct operating assets, employees, or revenue. All of Ensign’s operations are conducted by separate independent subsidiaries, each of which has its own management, employees and assets. The rental income generated from the operating lease agreements is presented separately in the consolidated and combined statements of operations. See Note 8, Concentration of Risk for a discussion of major operator concentration.

Centralized cash management system — Prior to the Spin-Off, the Company participated in Ensign’s centralized cash management system. In conjunction therewith, the intercompany transactions between the Company and Ensign had been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from Ensign, are reflected in “Net contribution from Ensign” on the condensed consolidated and combined statements of cash flows and “Invested capital” on the condensed consolidated and combined balance sheets. The “Net contribution from Ensign” was $4,356 and $21,521 for the six months ended June 30, 2014 and 2013, respectively.

6.	DEBT

The Company had debt outstanding of $359,504 as of June 30, 2014. Debt, net of discount, as of December 31, 2013 of $259,307, represents the balance from Ensign that is directly attributable to the Company. In addition to the attribution of debt, Ensign has also attributed the corresponding interest rate swap agreement on the Senior Credit Facility to the Company.

Senior Unsecured Notes Payable

On May 30, 2014, the Company’s wholly owned subsidiary, CTR Partnership, L.P. (the “Operating Partnership”), and its wholly owned subsidiary, CareTrust Capital Corp. (“Capital Corp.” and, together with the Operating Partnership, the “Issuers”), completed a private offering of $260.0 million aggregate principal amount of 5.875% Senior Notes due 2021 (the “Notes”). The Notes were issued at par, resulting in gross proceeds of $260.0 million and net proceeds of approximately $253.0 million after deducting underwriting fees and other offering expenses. We transferred approximately $220.8 million of the net proceeds of the offering of the Notes to Ensign, and expect to use the remaining net proceeds of the offering to pay the cash portion of the Purging Distribution, and for working capital purposes, to fund acquisitions and for general corporate purposes. The Notes mature on June 1, 2021 and bear interest at a rate of 5.875% per year. Interest on the Notes is payable on June 1 and December 1 of each year, beginning on December 1, 2014.

The Issuers may redeem the Notes any time prior to June 1, 2017 at a redemption price of 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest on the Notes, if any, to, but not including, the redemption date, plus a “make whole” premium described in the indenture governing the Notes and, at any time on or after June 1, 2017, at the redemption prices set forth in the indenture. In addition, at any time on or prior to June 1, 2017, up to 35% of the aggregate principal amount of the Notes may be redeemed with the net proceeds of certain equity offerings if at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding. If certain changes of control of the Company occur, holders of the Notes will have the right to require the Issuers to repurchase their Notes at 101% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

The obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by the Company and certain of the Company’s wholly owned existing and, subject to certain exceptions, future material subsidiaries (other than the Issuers); provided, however, that such guarantees are subject to automatic release under certain customary circumstances, including if the subsidiary guarantor is sold or sells all or substantially all of its assets, the subsidiary guarantor is designated “unrestricted” for covenant purposes under the indenture, the subsidiary guarantor’s guarantee of other indebtedness which resulted in the creation of the guarantee of the Notes is terminated or released, or the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied. See Note 9, Summarized Condensed Consolidating and Combining Information.

The indenture contains covenants limiting the ability of the Company and its restricted subsidiaries to: incur or guarantee additional indebtedness; incur or guarantee secured indebtedness; pay dividends or distributions on, or redeem or repurchase, capital stock; make certain investments or other restricted payments; sell assets; enter into transactions with affiliates; merge or consolidate or sell all or substantially all of their assets; and create restrictions on the ability of the Issuers and their restricted subsidiaries to pay dividends or other amounts to the Issuers. The indenture also requires the Company and its restricted subsidiaries to maintain a specified ratio of unencumbered assets to unsecured indebtedness. These covenants are subject to a number of important and significant limitations, qualifications and exceptions. The indenture also contains customary events of default.

As of June 30, 2014, the Company was in compliance with all applicable financial covenants under the indenture.

Senior Secured Revolving Credit Facility

On May 30, 2014, the Operating Partnership entered into a credit and guaranty agreement (the “Credit Agreement”) with the several banks and other financial institutions and lenders (the “Lenders”) and Suntrust Bank, in its capacity as administrative agent for the Lenders, as an issuing bank and swingline lender. The Credit Agreement provides for a borrowing capacity of $150.0 million and includes an accordion feature that allows the Operating Partnership to increase the borrowing availability by up to an additional $75.0 million, subject to terms and conditions. The Credit Agreement is secured by mortgages on certain of the real properties owned by the Company’s subsidiaries and the amount available to be borrowed under the Credit Agreement is based on a borrowing base calculation relating to the mortgaged properties, determined according to, among other factors, the mortgageability cash flow as such term is defined in the Credit Agreement. The Credit Agreement is also secured by certain personal property of the Company’s subsidiaries that have provided mortgages, the Company’s interests in the Operating Partnership and the Company’s and its subsidiaries’ equity interests in the Company’s subsidiaries that have guaranteed the Operating Partnership’s obligations under the Credit Agreement. The Credit Agreement has a maturity date of May 30, 2018, and includes a one year extension option. As of June 30, 2014, there were no amounts outstanding under the Credit Agreement.

Borrowings under the Credit Agreement bear interest on the outstanding principal amount at a rate equal to the applicable percentage plus, at the Operating Partnership’s option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the prime lending rate, (ii) the Federal Funds Rate plus 0.5%, and (iii) one-month LIBOR plus 1.0% (referred to as the “Base Rate”). The applicable percentage for borrowings will vary based on the Consolidated Leverage Ratio, as defined in the Credit Agreement, and will range from 2.0% to 2.5% per annum for LIBOR based borrowings and 1.0% to 1.5% per annum for borrowings at the Base Rate. In addition, the Operating Partnership is required to pay a commitment fee to the lenders equal to between 0.35% and 0.50% per annum based on the amount of unused borrowings under the Credit Agreement. During the three and six months ended June 30, 2014, the Company incurred $65 of commitment fees.

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

The obligations of the Operating Partnership under the Credit Agreement are guaranteed by the Company and certain subsidiaries of the Company.

The Credit Agreement contains customary covenants that include restrictions or limitations on the ability to make acquisitions and other investments, make distributions, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Credit Agreement also requires the Company, through the Operating Partnership, to comply with specified financial covenants, which include a maximum debt to asset value ratio; a maximum secured debt to asset value ratio; a maximum secured recourse debt to asset value ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement. As of June 30, 2014, the Company was in compliance with all applicable financial covenants under the Credit Agreement.

GECC Loan

Ten of our properties are subject to secured mortgage indebtedness to General Electric Capital Corporation (the “GECC Loan”), which we assumed in connection with the Spin-Off. The outstanding amount of this mortgage indebtedness was approximately $99.0 million as of June 30, 2014, including an advance of approximately $50.7 million that was made on May 30, 2014. This advance bears interest at a floating rate equal to three-month LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25-year amortization. The remaining indebtedness under the GECC Loan bears interest at a blended rate of 7.25% per annum until, but not including, June 29, 2016, and then converts to the floating rate described above. The GECC Loan matures on May 30, 2017, subject to two 12-month extension options, the exercise of which is conditioned, in each case, on the absence of any then-existing default and the payment of an extension fee equal to 0.25% of the then-outstanding principal balance. Provided there is no then-existing default and upon 30 days written notice, the original portion of the GECC Loan, approximately $48.3 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after January 31, 2016. The new portion of the GECC Loan, approximately $50.7 million as of June 30, 2014, is prepayable without penalty, in whole but not in part, after January 31, 2016.

The GECC Loan is guaranteed by the Company, contains customary affirmative and negative covenants, as well as customary events of default, and requires us to comply with specified financial maintenance covenants. As of June 30, 2014, we were in compliance with all applicable covenants under the GECC Loan.

Promissory Notes with Johnson Land Enterprises, Inc.

On October 1, 2009, Ensign entered into four separate promissory notes with Johnson Land Enterprises, LLC, for an aggregate of $10,000. On May 30, 2014, in connection with the Spin-Off, three of the promissory notes were paid in full and the remaining promissory note was assumed by the Company. The remaining promissory note bears interest at 6.0%, principal and interest is payable monthly through September 30, 2019. The promissory note is collateralized by a deed of trust on real property, an assignment of rent and a security agreement. At June 30, 2014, the outstanding principal balance on the promissory note was $607 and is included in mortgage notes payable on the condensed consolidated and combined balance sheets.

Senior Credit Facility

On July 15, 2011, Ensign entered into the Senior Credit Facility in an aggregate principal amount of up to $150,000 comprised of a $75,000 revolving credit facility and a $75,000 term loan advanced in one drawing on July 15, 2011. Borrowings under the term loan portion of the Senior Credit Facility amortize in equal quarterly

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

installments commencing on September 30, 2011, in an aggregate annual amount equal to 5.0% per annum of the original principal amount. Amounts borrowed pursuant to the Senior Credit Facility were guaranteed by certain of Ensign’s wholly-owned subsidiaries and secured by substantially all of their personal property. To reduce the risk related to interest rate fluctuations, Ensign, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Senior Credit Facility. See further details of the interest rate swap at Note 4, Fair Value Measurements.

On May 30, 2014, the Senior Credit Facility was terminated and the outstanding obligations with respect to the Senior Credit Facility were paid in full in connection with the Spin-Off.

Promissory Note with RBS Asset Finance, Inc.

On February 17, 2012, two of Ensign’s real estate holding subsidiaries executed a promissory note in favor of RBS Asset Finance, Inc. (“RBS”) for an aggregate of $21,525 (the “2012 RBS Loan”). The 2012 RBS Loan was secured by Commercial Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filings on the properties owned by the borrowers and other related instruments and agreements, including without limitation a promissory note and an Ensign guaranty. The 2012 RBS Loan had a fixed interest rate of 4.75%.

On May 30, 2014, the 2012 RBS Loan was paid in full in connection with the Spin-Off.

Promissory Note with RBS Asset Finance, Inc.

On December 31, 2010, four of Ensign’s real estate holding subsidiaries executed a promissory note with RBS for an aggregate of $35,000 (“RBS Loan”). The RBS Loan was secured by Commercial Deeds of Trust, Security Agreements, Assignment of Leases and Rents and Fixture Fillings on the four properties and other related instruments and agreements, including without limitation a promissory note and an Ensign guaranty. The RBS Loan had a fixed interest rate of 6.04%.

On May 30, 2014, the RBS Loan was paid in full in connection with the Spin-Off.

Mortgage Loan with Continental Wingate Associates, Inc.

Ensign entered into a mortgage loan on January 30, 2001 with Continental Wingate Associates, Inc. The mortgage loan is insured with the U.S. Department of Housing and Urban Development (“HUD”), which subjects the facility to HUD oversight and periodic inspections. The mortgage loan was secured by the real property comprising the Southland Care Center facility and the rents, issues and profits thereof, as well as all personal property used in the operation of the facility.

On May 30, 2014, the mortgage loan was paid in full in connection with the Spin-Off.

In connection with the debt retirements, the Company incurred losses of $5,728 consisting of $4,067 in repayment penalty and write-off of unamortized debt discount and deferred financing costs and $1,661 of recognized loss due to the discontinuance of cash flow hedge accounting for the related interest rate swap agreement. The charges and loss were recognized in the second quarter of 2014.

During the three and six months ended June 30, 2014, the Company incurred $6,452 and $9,779 of interest expense, respectively. Included in interest expense for the three and six months ended June 30, 2014 was $291

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NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

and $466 of amortization of deferred financing costs, $20 and $51 of amortization of debt discount, respectively, and $1,661 of loss on settlement of interest rate swap for both periods. During the three and six months ended June 30, 2013, the Company incurred $3,073 and $6,183 of interest expense, respectively. Included in interest expense for the three and six months ended June 30, 2013 was $175 and $350 of amortization of deferred financing costs and $30 and $61 of amortization of debt discount, respectively. As of June 30, 2014 and December 31, 2013, the Company’s interest payable was $1,812 and $624, respectively.

7.	COMMITMENTS AND CONTINGENCIES

U.S. Government Settlement — In October 2013, Ensign completed and executed a settlement agreement (the “Settlement Agreement”) with the U.S. Department of Justice (“DOJ”). This settlement agreement fully and finally resolves a DOJ investigation of Ensign related primarily to claims submitted to the Medicare program for rehabilitation services provided at skilled nursing facilities in California and any ancillary claims which have been pending since 2006. Pursuant to the settlement agreement, Ensign made a single lump-sum remittance to the government in the amount of $48.0 million in October 2013. Ensign has denied engaging in any illegal conduct, and has agreed to the settlement amount without any admission of wrongdoing in order to resolve the allegations and to avoid the uncertainty and expense of protracted litigation.

In connection with the settlement and effective as of October 1, 2013, Ensign entered into a five-year corporate integrity agreement with the Office of Inspector General-HHS (the “CIA”). The CIA acknowledges the existence of Ensign’s current compliance program, and requires that Ensign continue during the term of the CIA to maintain a compliance program designed to promote compliance with the statutes, regulations, and written directives of Medicare, Medicaid, and all other Federal health care programs. Ensign is also required to maintain several elements of its existing program during the term of the CIA, including maintaining a compliance officer, a compliance committee of the board of directors, and a code of conduct. The CIA requires that Ensign conduct certain additional compliance-related activities during the term of the CIA, including various training and monitoring procedures, and maintaining a disciplinary process for compliance obligations.

Participation in federal healthcare programs by Ensign is not affected by the Settlement Agreement or the CIA. In the event of an uncured material breach of the CIA, Ensign could be excluded from participation in federal healthcare programs and/or subject to prosecution. The Company is subject to certain continuing operational obligations as part of Ensign’s compliance program pursuant to the CIA, but otherwise has no liability related to the DOJ investigation.

Legal Matters — None of the Company or any of its subsidiaries is a party to, and none of their respective properties are the subject of, any material legal proceedings.

8.	CONCENTRATION OF RISK

Major operator concentration — The Company has one tenant, Ensign, from which the Company has derived substantially all of its overall revenue during the three and six months ended June 30, 2014 and 2013. As of June 30, 2014, our 94 skilled nursing and assisted living facilities had a total of 10,121 licensed beds and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and our three independent living facilities have a total of 264 units and are located in Texas and Utah. The three states in which the Company had its highest concentration of properties were California, Texas, Utah and Arizona.

Ensign’s financial statements can be found at Ensign’s website http://www.ensigngroup.net.

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

9.	SUMMARIZED CONDENSED CONSOLIDATING AND COMBINING INFORMATION

The 5.875% Senior Notes due 2021 issued by the Issuers on May 30, 2014 are jointly and severally, fully and unconditionally, guaranteed by CareTrust REIT, Inc., as the parent guarantor (the “Parent Guarantor”), and certain 100% owned subsidiaries of the Parent Guarantor other than the Issuers (collectively, the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “Guarantors”), subject to automatic release under certain customary circumstances, including if the Subsidiary Guarantor is sold or sells all or substantially all of its assets, the Subsidiary Guarantor is designated “unrestricted” for covenant purposes under the indenture governing the Notes, the Subsidiary Guarantor’s guarantee of other indebtedness which resulted in the creation of the guarantee of the Notes is terminated or released, or the requirements for legal defeasance or covenant defeasance or to discharge the Indenture have been satisfied.

The following provides information regarding the entity structure of the Parent Guarantor, the Issuers and the Subsidiary Guarantors:

CareTrust REIT, Inc. — The Parent Guarantor was formed on October 29, 2013 in anticipation of the Spin-Off and the related transactions and was a wholly owned subsidiary of Ensign prior to the effective date of the Spin-Off on June 1, 2014. The Parent Guarantor did not conduct any operations or have any business prior to the date of issuance of the Notes and the consummation of the Spin-Off related transactions.

CTR Partnership, L.P. and CareTrust Capital Corp. — The Issuers, each of which is a 100% owned subsidiary of the Parent Guarantor, were formed on May 8, 2014 and May 9, 2014, respectively, in anticipation of the Spin-Off and the related transactions. The Issuers did not conduct any operations or have any business prior to the date of issuance of the Notes and the consummation of the Spin-Off related transactions.

Subsidiary Guarantors — Each of the Subsidiary Guarantors is a 100% owned subsidiary of the Parent Guarantor. Prior to the consummation of the Spin-Off, each of the Subsidiary Guarantors was a wholly owned subsidiary of Ensign. The Ensign Properties entities consist of the Subsidiary Guarantors (other than the general partner of the Operating Partnership which was formed on May 8, 2014 in anticipation of the Spin-Off and the related transactions) and the subsidiaries of the Parent Guarantor that are not Subsidiary Guarantors or Issuers (collectively, the “Non-Guarantor Subsidiaries”).

Pursuant to Rule 3-10 of Regulation S-X, the following summarized consolidating information is provided for the Parent Guarantor, the Issuers, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries with respect to the Notes. This summarized financial information has been prepared from the financial statements of the Company and Ensign Properties and the books and records maintained by the Company and Ensign Properties. As described above, the Parent Guarantor and the Issuers were not in existence during the periods covered by such financial information.

The summarized financial information may not necessarily be indicative of the results of operations or financial position had the Parent Guarantor, the Issuers, the Subsidiary Guarantors or the Non-Guarantor Subsidiaries all been in existence or operated as independent entities during the relevant period or had the Ensign Properties entities been operated as subsidiaries of the Parent Guarantor during such period.

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

JUNE 30, 2014

	Parent Guarantor	Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated
Assets:
Real estate investments, net	$—	$—	$374,611	$45,448	$—	$420,059
Cash and cash equivalents	—	80,345	—	—	—	80,345
Accounts receivable	—	—	1,764	107	—	1,871
Prepaid expenses and other assets	—	76	1	—	—	77
Deferred financing costs, net	—	10,268	—	732	—	11,000
Investment in subsidiaries	147,658	320,426	—	—	(468,084)	—

Total assets	$147,658	$411,115	$376,376	$46,287	$(468,084)	$513,352

Liabilities and Invested Equity:
Senior unsecured notes payable	$—	$260,000	$—	$—	$—	$260,000
Mortgage notes payable	—	—	607	98,897	—	99,504
Accounts payable and accrued liabilities	—	3,457	2,029	704	—	6,190

Total liabilities	—	263,457	2,636	99,601	—	365,694

Stockholders’ Equity:
Common stock, $0.01 par value; 500,000,000 shares authorized, 22,245,868 shares issued and outstanding as of June 30, 2014	222	—	—	—	—	222
Additional paid-in capital	146,980	147,658	373,740	(53,314)	(468,084)	146,980
Retained Earnings	456	—	—	—	—	456

Total stockholders’ equity	147,658	147,658	373,740	(53,314)	(468,084)	147,658

Total liabilities and stockholders’ equity	$147,658	$411,115	$376,376	$46,287	$(468,084)	$513,352

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED BALANCE SHEETS

DECEMBER 31, 2013

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Assets:
Real estate investments, net	$379,754	$45,249	$425,003
Cash and cash equivalents	895	—	895
Accounts receivable	20	—	20
Prepaid expenses and other assets	367	521	888
Deferred tax assets	705	154	859
Deferred financing costs, net	2,511	290	2,801

Total assets	$384,252	$46,214	$430,466

Liabilities and Invested Equity:
Mortgage notes payable	$66,117	$48,865	$114,982
Senior secured revolving credit facility	78,701	—	78,701
Senior secured term loan	65,624	—	65,624
Interest rate swap	1,828	—	1,828
Accounts payable and accrued liabilities	5,316	467	5,783
Deferred tax liabilities	705	154	859

Total liabilities	218,291	49,486	267,777

Invested Equity:
Invested equity	167,789	(3,272)	164,517
Accumulated other comprehensive loss	(1,828)	—	(1,828)

Total invested equity	165,961	(3,272)	162,689

Total liabilities and invested equity	$384,252	$46,214	$430,466

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

THREE MONTHS ENDED JUNE 30, 2014

	Parent Guarantor	Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated and Combined
Revenues:
Rental income	$—	$—	$10,252	$1,953	$—	$12,205
Tenant reimbursement	—	—	1,112	125	—	1,237
Other revenue	—	—	623	—	—	623

Total revenues	—	—	11,987	2,078	—	14,065

Expenses:
Depreciation and amortization	—	—	5,145	925	—	6,070
Interest expense	—	1,491	3,868	1,093	—	6,452
Loss on extinguishment of debt	—	—	4,067	—	—	4,067
Property taxes	—	—	1,112	125	—	1,237
Operating expenses	—	—	555	—	—	555
General and administrative	—	6,009	—	—	—	6,009

Total expenses	—	7,500	14,747	2,143	—	24,390
(Loss) Income in Subsidiary	(10,342)	(2,842)	—	—	13,184	—

(Loss) income before provision for income taxes	(10,342)	(10,342)	(2,760)	(65)	13,184	(10,325)
Provision for income taxes	—	—	22	(5)	—	17

Net (loss) income	(10,342)	(10,342)	(2,782)	(60)	13,184	(10,342)
Other comprehensive (loss) income:
Unrealized loss on interest rate swap	—	—	(30)	—	—	(30)
Reclassification adjustment on interest rate swap	—	—	1,661	—	—	1,661

Comprehensive (loss) income	$(10,342)	$(10,342)	$(1,151)	$(60)	$13,184	$(8,711)

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

THREE MONTHS ENDED JUNE 30, 2013

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Revenues:
Rental income	$8,856	$1,375	$10,231
Tenant reimbursement	1,073	146	1,219
Other revenue	602	—	602

Total revenues	10,531	1,521	12,052

Expenses:
Depreciation and amortization	4,955	847	5,802
Interest expense	2,122	951	3,073
Property taxes	1,073	146	1,219
Acquisition costs	211	—	211
Operating expenses	415	—	415
General and administrative	730	—	730

Total expenses	9,506	1,944	11,450

Income (loss) before provision for income taxes	1,025	(423)	602
Provision for income taxes	45	16	61

Net income (loss)	980	(439)	541
Other comprehensive income:
Unrealized gain on interest rate swap	649	—	649

Comprehensive income (loss)	$1,629	$(439)	$1,190

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

SIX MONTHS ENDED JUNE 30, 2014

	Parent Guarantor	Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated and Combined
Revenues:
Rental income	$—	$—	$19,787	$3,441	$—	$23,228
Tenant reimbursement	—	—	2,245	253	—	2,498
Other revenue	—	—	1,210	—	—	1,210

Total revenues	—	—	23,242	3,694	—	26,936

Expenses:
Depreciation and amortization	—	—	10,416	1,853	—	12,269
Interest expense	—	1,492	6,283	2,004	—	9,779
Loss on extinguishment of debt	—	—	4,067	—	—	4,067
Property taxes	—	—	2,245	253	—	2,498
Operating expenses	—	—	1,098	—	—	1,098
General and administrative	—	7,912	—	—	—	7,912

Total expenses	—	9,404	24,109	4,110	—	37,623
(Loss) Income in Subsidiary	(10,740)	(1,336)	—	—	12,076	—

(Loss) income before provision for income taxes	(10,740)	(10,740)	(867)	(416)	12,076	(10,687)
Provision for income taxes	—	—	53	—	—	53

Net (loss) income	(10,740)	(10,740)	(920)	(416)	12,076	(10,740)
Other comprehensive income (loss):
Unrealized gain on interest rate swap	—	—	167	—	—	167
Reclassification adjustment on interest rate swap	—	—	1,661	—	—	1,661

Comprehensive (loss) income	$(10,740)	$(10,740)	$908	$(416)	$12,076	$(8,912)

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Revenues:
Rental income	$17,013	$2,723	$19,736
Tenant reimbursement	2,146	292	2,438
Other revenue	1,214	—	1,214

Total revenues	20,373	3,015	23,388

Expenses:
Depreciation and amortization	9,712	1,680	11,392
Interest expense	4,312	1,871	6,183
Property taxes	2,146	292	2,438
Acquisition costs	211	—	211
Operating expenses	946	—	946
General and administrative	1,068	—	1,068

Total expenses	18,395	3,843	22,238

Income (loss) before provision for income taxes	1,978	(828)	1,150
Provision for income taxes	84	—	84

Net income (loss)	1,894	(828)	1,066
Other comprehensive income (loss):
Unrealized gain on interest rate swap	918	—	918

Comprehensive income (loss)	$2,812	$(828)	$1,984

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2014

	Parent Guarantor	Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated and Combined
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$(1,492)	$15,394	$1,563	$(7,912)	$7,553

Cash flows from investing activities:
Acquisition of real estate	—	—	—	—	—	—
Purchases of equipment, furniture, and fixtures	—	—	(14,648)	(4,361)	—	(19,009)
Cash proceeds from the sale of equipment, furniture and fixtures	—	—	—	—	—	—
Intercompany financing	—	(165,728)	—	—	165,728	—

Net cash provided by (used in) investing activities	—	(165,728)	(14,648)	(4,361)	165,728	(19,009)

Cash flows from financing activities:
Proceeds from the issuance of senior unsecured notes payable	—	260,000	—	—	—	260,000
Proceeds from the senior secured revolving credit facility	—	—	10,000	—	—	10,000
Proceeds from the issuance of mortgage notes payable	—	—	—	50,676	—	50,676
Payments on the senior secured revolving credit facility		—	(88,701)	—	—	(88,701)
Payments on the mortgage notes payable	—	—	(66,856)	—	—	(66,856)
Payments on the senior secured term loan	—	—	(65,624)	—	—	(65,624)
Payments of deferred financing costs		(12,435)	—	(510)	—	(12,945)
Net contribution from Ensign	—	—	52,385	(48,029)	—	4,356
Distributions to Issuers	—	—	(7,912)	—	7,912	—
Intercompany financing	—	—	165,067	661	(165,728)	—

Net cash (used) provided by financing activities	—	247,565	(1,641)	2,798	(157,816)	90,906

Net increase (decrease) in cash and cash equivalents	—	80,345	(895)	—	—	79,450
Cash and cash equivalents beginning of period	—	—	895	—	—	895

Cash and cash equivalents end of period of period	$—	$80,345	$—	$—	$—	$80,345

CARETRUST REIT, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Combined
Cash flows from operating activities:
Net cash provided by operating activities	$12,122	$935	$13,057

Cash flows from operating activities:
Acquisition of real estate	(31,292)	—	(31,292)
Purchases of equipment, furniture, and fixtures	(7,505)	(1,992)	(9,497)
Cash proceeds from the sale of equipment, furniture and fixtures	566	—	566

Net cash used in investing activities	(38,231)	(1,992)	(40,223)

Cash flows from financing activities:
Proceeds from the senior secured revolving credit facility	10,000	—	10,000
Payments on the mortgage notes payable	(1,108)	(598)	(1,706)
Payments on the senior secured term loan	(1,875)	—	(1,875)
Payments of deferred financing costs	(730)	—	(730)
Net contribution from Ensign	19,866	1,655	21,521

Net cash provided by financing activities	26,153	1,057	27,210

Net increase in cash and cash equivalents	44	—	44
Cash and cash equivalents, beginning of period	735	—	735

Cash and cash equivalents, end of period	$779	$—	$779

10.	SUBSEQUENT EVENTS

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. The Company evaluates subsequent events up until the condensed consolidated and combined financial statements are issued.

CTR Partnership, L.P.

CareTrust Capital Corp.

Offer to Exchange

$260,000,000 aggregate principal amount of 5.875% Senior Notes due 2021

(CUSIPs 126458 AA6, U1268F AA6 and 126458 AC2)

for

$260,000,000 aggregate principal amount of 5.875% Senior Notes due 2021

(CUSIP 126458 AB4)

which have been registered under the Securities Act of 1933, as amended

PROSPECTUS

September 11, 2014